24-10299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# AMENDMENT NO. 5
# TO
# FORM 1-A/A

# REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

**ActivCare at Bressi Ranch, LLC**

(Exact name of issuer as specified in its charter)

**California**

(State or other jurisdiction of incorporation or organization)

**Income Property Group**
**c/o ActivCare Living, Inc.**
**9619 Chesapeake Drive**
**Suite 103**
**San Diego, California 92123**
**858-565-4424**

(Name, address, including zip code, and telephone number, including area code, of issuer's principal executive office)

**D. Kevin Moriarty**
**c/o ActivCare Living, Inc.**
**9619 Chesapeake Drive**
**Suite 103**
**San Diego, California 92123**
**858-565-4424**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

| 8050 | 45-2636068 |
|---|---|
| (Primary standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

# PART I
# NOTIFICATION

**Item 1. Significant Parties**

(a) As a limited liability company, the issuer has a manager rather than directors. The issuer's manager is:

| Name | | Address |
|---|---|---|
| Income Property Group,<br>a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as the manager is an entity and not an individual. |

(b) The issuer has no officers.

(c) Not applicable as the issuer is a limited liability company and has a manager rather than a general partner.

(d) The record owners of 5% or more of the membership interests of the issuer are:

| Name | | Address |
|---|---|---|
| Income Property Group,<br>a California corporation<br>(Sole member) | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | N/A as the record owner is an entity and not an individual |

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

| Name | | Address |
|---|---|---|
| W. Major Chance | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | 7106 Country Club Drive<br>La Jolla, California 92037 |

| | | |
|---|---|---|
| B. Renee Barnard | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | 3514 Tealwater Court<br>Katy, Texas 76205 |
| D. Kevin Moriarty | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | P.O. Box 8695<br>Rancho Santa Fe, CA 92067 |
| Todd A. Shetter | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | 8536 Boothbay Place<br>San Diego, California 92129 |

Each of Messrs. Chance, Moriarty and Shetter and Ms. Barnard owns 25% of the issued and outstanding stock of Income Property Group, so each of them is the beneficial owner of 25% of the outstanding membership interest of the issuer.

(f) The promoters of the issuer are:

| **Name** | | **Address** |
|---|---|---|
| Income Property Group,<br>a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Income Property Group is an entity rather than an individual. |
| ActivCare Living, Inc.,<br>a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as ActivCare Living, Inc. is an entity rather than an individual. |

(g) The affiliates of the issuer are:

| Name | | Address |
|---|---|---|
| Income Property Group, a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Income Property Group is an entity rather than an individual. |
| ActivCare Living, Inc., a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as ActivCare Living, Inc. is an entity rather than an individual. |
| Bressi Development LLC a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Bressi Development, LLC is an entity rather than an individual. |
| R.A.C. Bressi, LP a California limited partnership | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as R.A.C. Bressi, LP is an entity rather than an individual. |
| Bressi Holding, LLC a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Bressi Holding, LLC is an entity rather than an individual. |

| | | |
|---|---|---|
| Principal Investors, LP<br>a California limited partnership | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Principal Investors, LP is an entity rather than an individual. |
| J-C La Jolla, Ltd.<br>a California limited partnership | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as J-C La Jolla, Ltd. is an entity rather than an individual. |
| HCG Lending, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as HCG Lending, LLC is an entity rather than an individual. |
| HCG Properties, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as HCG Properties, LLC is an entity rather than an individual. |
| Major Grand Developments, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Major Grand Development, LLC is an entity rather than an individual. |
| Briercrest Development, L.P.<br>a California limited partnership | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |

| | | |
|---|---|---|
| | Residential: | Not applicable as Briercrest Development, L.P. is an entity rather than an individual. |
| Brittany House, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Brittany House, LLC is an entity rather than an individual. |
| Urban Financial Corporation,<br>a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Urban Financial Corporation is an entity rather than an individual. |
| Chance Invest-Co LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Chance Invest-Co LLC is an entity rather than an individual. |
| C-R Invest-Co LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as C-R Invest-Co LLC is an entity rather than an individual. |
| Coachella Desert Land Partners, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Coachella Desert Land Partners, LLC is an entity rather than an individual. |

(h) Counsel to the issuer with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| Kaplan & Frank, PLC | Business: | 7 East 2nd Street<br>Richmond, Virginia 23224 |
| | Residential: | Not applicable as Kaplan & Frank, PLC is an entity rather than an individual. |

(i) The underwriter with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| Courtlandt Securities Corporation, a California corporation | Business: | 3991 MacArthur Blvd.<br>Suite 320<br>Newport Beach, California 92660 |
| | Residential: | Not applicable as Courtlandt Securities Corporation is an entity rather than an individual. |

(j) The underwriter's directors are:

| **Name** | | **Address** |
|---|---|---|
| Michael L. Cruz | Business: | 3991 MacArthur Blvd.<br>Suite 320<br>Newport Beach, California 92660 |
| | Residential: | 104 St. Joseph<br>Long Beach, CA 90803 |

(k) The underwriter's officers are:

| **Name** | | **Address** |
|---|---|---|
| Michael L. Cruz<br>Chief Executive Officer | Business: | 3991 MacArthur Blvd.<br>Suite 320<br>Newport Beach, California 92660 |

| | | |
|---|---|---|
| | Residential: | 104 St. Joseph<br>Long Beach, CA 90803 |
| Steve M. Moore<br>Chief Operating Officer | Business: | 3991 MacArthur Blvd.<br>Suite 320<br>Newport Beach, California<br>92660 |
| | Residential: | 5050 Birkdale Way<br>San Jose, Ca 95138 |

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

| **Name** | | **Address** |
|---|---|---|
| Jeffer, Mangels, Butler & Mitchell LLP | Business: | 1900 Avenue of the Stars,<br>Seventh Floor<br>Los Angeles, California<br>90067 |
| | Residential: | Not applicable as Jeffer, Mangels, Butler & Mitchell LLP is an entity rather than an individual. |

**Item 2. Application of Rule 262**

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable as none of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

**Item 3. Affiliate Sales**

Not applicable as no part of the proposed offering involves the resale of securities by affiliates of the issuer.

**Item 4. Jurisdictions in Which Securities are to be Offered**

(a) The securities will be offered by the underwriter in the following states: California, Colorado, Illinois, and Minnesota. The securities will not be registered in California or Colorado and will be registered in Illinois and Minnesota. In California the securities will be offered pursuant to the exemption from registration found in Section 25102(n) of the California Corporations Code. In Colorado the securities will be offered pursuant to the exemption from registration found in Section 11-51-308(p) of the Colorado Securities Act.

(b) Not applicable as none of the securities will be offered by persons other than the underwriter, dealers or salesmen.

**Item 5. Unregistered Securities Issued or Sold Within One Year**

On June 8, 2011, the issuer was formed and issued a single Class B Unit to Income Property Group as the issuer's initial member for no consideration. Income Property Group will be redeemed as of the closing date of this offering for no consideration.

The issuer relied on the private placement exemption found in Section 4(2) of the Securities Act of 1933 (the "Securities Act") for the issuance of its initial membership interest to Income Property Group. As Income Property Group is the founding member of the issuer, there was no public solicitation with respect to this initial issuance. Further, Income Property Group is the sole manager of the issuer and therefore controls the issuer's business decisions and has access to all information regarding the issuer.

None of the issuer's predecessors or affiliated issuers, including the issuer's proposed subsidiaries have issued or sold unregistered securities within the last year.

Pursuant to the reorganization agreement, as amended, between the issuer, all of the members of Bressi Development, LLC and all of the limited partners of R.A.C. Bressi, LP, the issuer will exchange Class B membership interests in itself for all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. The membership interests in Bressi Development and the limited partnership interests in RAC Bressi are unregistered securities.

W. Major Chance and D. Kevin Moriarty are the managers, the equivalent of directors for a limited liability company, for Bressi Development and Mr. Chance, Mr. Moriarty, B. Renee Barnard and Todd A. Shetter are all the members of the board of directors of Income Property Group, the sole general partner of RAC Bressi. Each of Messrs. Chance, Moriarty, and Shetter and Ms. Barnard is also a beneficial owner of membership interests in Bressi Development and limited partnership interests in RAC Bressi and will exchange all of his or her interests in our proposed subsidiaries for Class B membership interests in us. Mr. Chance will receive, beneficially, 1,357.93 Class B Units, which form collectively 27.16% of our aggregate Class B membership interests. Mr. Moriarty will receive, beneficially, 756.51 Class B Units, which form collectively 15.13% of our Class B membership interests. Mr. Shetter will receive, beneficially, 520.83 Class B Units, collectively forming 10.42% of our aggregate Class B membership interests. Ms. Barnard will receive, beneficially, 549.72 Class B Units, collectively forming 10.97% of our aggregate Class B membership interests. The respective amounts of our Class B membership interests to be issued in exchange for all the membership interests in Bressi

Development and all the limited partnership interests in RAC Bressi were determined pursuant the negotiated agreement of the members of Bressi Development, the limited partners of RAC Bressi and the issuer.

The limited partners of RAC Bressi and the members of Bressi Development, including Messrs. Chance, Moriarty, and Shetter and Ms. Barnard have offered and intend to sell their respective interests in those entities to us pursuant to Section 4(1) of the Securities Act which exempts transactions by persons who are not issuers, underwriters or dealers from the registration requirements of Section 5 of the Securities Act.

The Class B membership interests in the issuer to be issued to the limited partners of RAC Bressi and the members of Bressi Development at the closing of the transactions contemplated by the reorganization agreement will not be registered under the Securities Act. The issuer has offered and intends to issue its Class B membership interests pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission and Section 4(2) of the Securities Act. Our Class B membership interests were offered solely to the limited partners of RAC Bressi and the members of Bressi Development, each of whom with which the issuer has a preexisting relationship. Additionally, each of the acquiring limited partners or members is an accredited investor as defined in Rule 501 of Regulation D.

## Item 6. Other Present or Proposed Offerings

The issuer has entered into a reorganization agreement with the members of Bressi Development, LLC and the limited partners of R.A.C. Bressi, LP, two of its affiliates, pursuant to which the issuer will issue Class B membership interests in itself to the members of Bressi Development and the limited partners of RAC Bressi in exchange for all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. The reorganization agreement is attached as Exhibit 6(g) to this offering statement.

The Class B membership interests in the issuer to be issued to the limited partners of RAC Bressi and the members of Bressi Development at the closing of the transactions contemplated by the reorganization agreement will not be registered under the Securities Act. The issuer has offered and intends to issue its Class B membership interests pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission and Section 4(2) of the Securities Act. Our Class B membership interests were offered solely to the limited partners of RAC Bressi and the members of Bressi Development, each of whom with which the issuer has a preexisting relationship. Additionally, each of the acquiring limited partners or members is an accredited investor as defined in Rule 501 of Regulation D.

The limited partners of RAC Bressi and the members of Bressi Development have offered and intend to sell their respective interests in those entities to us pursuant to Section 4(1) of the Securities Act which exempts transactions by persons who are not issuers, underwriters or dealers from the registration requirements of Section 5 of the Securities Act.

## Item 7. Marketing Arrangements

(a) Not applicable. There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

**Item 9. Use of a Solicitation of Interest Document**

No publication authorized by Rule 254 was used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

**Preliminary Offering Circular**
**Subject to Completion, Dated December 6, 2011**

# ActivCare at Bressi Ranch, LLC
## 9619 Chesapeake Dr., Ste. 103
## San Diego, CA 92123

## Class A Units of Membership Interest
**$5,000,000 Maximum Aggregate Offering Amount (5,000 Units)**

ActivCare at Bressi Ranch, LLC, a California limited liability company is offering up to an aggregate of $5,000,000 of Class A units of its membership interests, or the Offered Units, in accordance with the terms described in this offering circular. The purchase price per Offered Unit is $1,000 and the minimum purchase requirement is twenty (20) Offered Units ($20,000). We must sell the total offering amount of 5,000 Offered Units ($5,000,000) before we may receive any proceeds from this offering. This offering shall terminate on June 30, 2012. Proceeds from this offering will be held in escrow with Comerica Bank, as escrow agent, until we have sold the entire offering amount. If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, June 30, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon. The Offered Units are being offered only in the states of California, Colorado, Illinois, and Minnesota and solely to persons who meet the suitability standards set forth herein. There is no public market for our Offered Units and we do not anticipate that one will develop. In addition, our Offered Units are subject to transfer restrictions contained in our operating agreement, which require that our manager, Income Property Group consent to any proposed transfer. *See* "**WHO MAY INVEST.**" Purchasers of the Offered Units may be referred to herein as "Class A Members of our company" or "Class A Members."

**An investment in the Offered Units is subject to several risks. Prospective investors should carefully review the RISK FACTORS beginning on page 15.**

The economic, voting and other rights of purchasers of Offered Units are set forth in our operating agreement, in the form attached this offering circular as Appendix B2 and to which investors will become party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us. Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions**. Subject to the foregoing, purchasers will be entitled to a minimum, annual, non-compounding and non-cumulative, preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return for the applicable year or (b) 50% of the total operating cash flow. Our other members, the Class B Members, will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 10% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent distributed operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of our assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 10% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

| | Price to Public | Underwriting Discounts and Commissions | Proceeds to Company |
|---|---|---|---|
| Per Offered Unit: | $1,000 | $100 | $900 |
| Total: | $5,000,000 | $500,000 | $4,500,000 |

The Offered Units will be offered to prospective investors on a best efforts basis by **Courtlandt Securities Corporation,** or our dealer manager, a member firm of the Financial Industry Regulatory Authority, or FINRA. Our dealer manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Offered Units. Our dealer manager will receive selling commissions of 5.83% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 1.17% of the gross proceeds of the offering.

No dealer, broker, salesman or other person has been authorized to give any information or to make any representations other than those contained in this offering circular and, if given or made, such other information should not be relied upon as having been authorized by our company or our dealer manager. This offering circular constitutes an offer to sell or a solicitation of an offer to buy the Offered Units solely in the states of California, Colorado, Illinois, and Minnesota. If you are a resident of a state other than the foregoing and have received this offering circular, please return the offering circular to our company or our dealer manager, keeping no copies thereof. Neither the delivery of this offering circular, any sale made hereunder, nor the filing or other use of this offering circular shall create an implication that there has been no change in the affairs of the Company since the date hereof or imply that any information herein is accurate or complete as of any later date.

## WHO MAY INVEST

### General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we do not anticipate that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering, and subsequent purchasers of our Offered Units from third parties to the extent required by state law. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $250,000; or

a gross annual income of at least $70,000 and a net worth of at least $70,000.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

Our operating agreement provides that in order to transfer a membership interest in us, a member must first give our manager, Income Property Group, at least 72 hours notice of the member's intent to assign its interest. Income Property Group must consent to the transfer before the member may transfer its membership interest to a third party, and Income Property Group may withhold such consent if the proposed transfer would violate any law, rule or regulation applicable to us or the membership interest to be transferred. With respect to our suitability standards, Income Property Group may withhold its consent to a proposed transfer if the proposed transferee resides in a state which requires the application of suitability standards to subsequent transferees of securities and such proposed transferee does not meet our suitability standards. Additionally, Income Property Group intends to withhold its consent if necessary to ensure our company remains within a safe harbor from treatment as a publicly traded partnership. *See* "**MATERIAL FEDERAL TAX CONSEQUENCES – Classification as a Partnership.**"

### California

We intend to qualify for an exemption from registration of the Offered Units in California pursuant to Section 25102(n) of the California Corporations Code. In connection with such exemption, all persons to whom we sell the Offered Units must be "qualified purchasers" as defined in Section 25102(n)(2) of the California Corporations Code. According to Section 25102(n)(2) of the California Corporations Code, "qualified purchasers" include the following.

(a) The trustee of an issuer which is a trust and the general partner of an issuer which is a partnership, who exercise managerial functions with respect to such entities, and any officer, director or general partner of a general partner of an issuer which is a partnership.

(b) Any person who occupies a position with the issuer, or with a general partner of an issuer which is a partnership, with duties and authority substantially similar to those of an executive officer of a corporation.

(c)

(1) Any relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) any trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests); and

(3) any corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

(d) Any individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

(e) Any person who purchases $150,000 or more of the securities offered in the transaction, provided each such purchaser meets either one of the following, or who the issuer reasonably believes comes within either of the following:

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

(f) A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

(g) A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, or Securities Act.

(h) Any entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the Code.

(i) Any (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

(j) A pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

(k) An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements.

(l) a natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles. Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

If you are a resident of the state of California, you must be a qualified purchaser meeting the terms of at least one of (a) through (l) set forth above in order to purchase Offered Units in this offering. If you are a resident of the state of California, have received this offering circular and do not meet the terms of any of (a) through (l) above, then you may not purchase Offered Units in this offering and you must return this offering circular to us, keeping no copies thereof.

**Broker-Dealer Requirements**

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and

- maintain, for at least six years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor, and, with respect to investors hailing from the state of California, that such investors meet the definition of "qualified purchaser" as described above.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state, including without limitation, whether residents of the state of California meet the minimum income and net worth standards, or other applicable standards, necessary to meet the definition of "qualified purchaser" as set forth above;

- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;

- are able to bear the economic risk of the investment based on your overall financial situation; and

- have an apparent understanding of:

  - the fundamental risks of an investment in the Offered Units;

  - the risk that you may lose your entire investment;

  - the lack of liquidity of the Offered Units;

  - the restrictions on transferability of the Offered Units;

  - the background and qualifications of our management; and

  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, you represent and warrant to us that you have received a copy of this offering circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units under the California Corporations Code. In the event you or another Class A Member or a regulatory authority attempted to hold us liable because Class A Members did not receive copies of this offering circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. If you are a resident of the state of California, we further intend to rely on the representations made by you in your Subscription Agreement in determining whether you are a qualified purchaser for the purpose of meeting the requirement of the exemption from registration we are seeking under the California Corporations Code. By making these representations, you will not waive any rights that you may have under federal or state securities laws.

**Restrictions Imposed by the USA PATRIOT Act and Related Acts**

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;
- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;
- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;
- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or
- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

## HOW TO SUBSCRIBE

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire offering circular and any appendices, exhibits and supplements accompanying this offering circular.
- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this offering circular as Appendix C.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to Comerica Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.

- Your check should be made payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, our escrow agent promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected. Accepted subscription amounts will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our company which will use the proceeds for the purposes described in this offering circular.

If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, June 30, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon, following the termination of the offering.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this offering circular for additional details on how you can subscribe for Offered Units.

# TABLE OF CONTENTS



**Appendices – Please note that other than Appendix C all of the Appendices listed below are contained on CD-ROM enclosed with this offering circular. All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this offering circular is a part.**

Appendix D3A – Loan Agreement (Non-Revolving Construction Loan Converting to Mini-Perm Loan) by and between Bressi Development LLC and Mutual of Omaha Bank

Appendix D3B – Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank.

Appendix D4 – Lease by and between Bressi Development LLC and R.A.C. Bressi, LP

Appendix D5 – Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC

Appendix D6 – Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP

Appendix D7A – Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group) and us.

Appendix D7B – First Amendment to Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group) and us.

Appendix D8 – Amended and Restated Unsecured Promissory Note made by R.A.C. Bressi, LP in favor of William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended.

Appendix D9 – Funding Agreement by and among R.A.C. Bressi, LP, William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended.

Appendix E – Amended and Restated Escrow Agreement by and between Comerica Bank, Courtlandt Securities Corporation, and us

Appendix F1 – Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units

Appendix F2 – Opinion of Kaplan & Frank, PLC regarding certain tax matters

Appendix G1 – Market Study of a Proposed Assisted Living Facility at the Southeast Corner of TownGarden Road and Cottage Drive, dated July 10, 2009

Appendix G2 – Appraisal of a Proposed Memory Care Facility at 6255 Nygaard St., Carlsbad, CA, dated February 8, 2010

## SUMMARY OF THE OFFERING CIRCULAR

*This summary of the offering circular highlights material information contained elsewhere in this offering circular. Because it is a summary, it may not contain all of the information that is important to your decision whether to invest in the Offered Units. To understand this offering fully, you should read the entire offering circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the Company," or "our" refers to ActivCare at Bressi Ranch, LLC and our two prospective subsidiaries, Bressi Development LLC, or Bressi Development and R.A.C. Bressi LP, or RAC Bressi, which we will acquire as of the closing of this offering, except where the context otherwise requires. The term "operating agreement" refers to our Company's Amended and Restated Operating Agreement dated as of November 16, 2011.*

### General

We were formed as a California limited liability company on June 8, 2011. We intend to provide investors in the Offered Units the potential for income and growth through the construction and operation of a 50-unit, 80-bed memory-care facility on a 2.5 acre parcel of land located at 6255 Nygaard Street, Carlsbad, California, as a part of the Bressi Ranch master-planned community. Our facility will be known as ActivCare at Bressi Ranch. We intend to own and operate ActivCare at Bressi Ranch through our prospective two subsidiaries, Bressi Development and RAC Bressi. We will acquire all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi contemporaneously with, or immediately prior to, the closing of this offering. Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations (subject to the right of our members to consent to major decisions as contained in our operating agreement). *See* **"REORGANIZATION TRANSACTIONS."**

As the sole limited partner of RAC Bressi, we will have the following rights: (i) the right to transfer our limited partnership interest in RAC Bressi in whole or in part, subject to the consent of the general partner, (ii) the right to withdraw or resign as a partner with the consent of the general partner, (iii) the right to consent to the lending of money and transacting of business by any partner of RAC Bressi with the partnership, (iv) the right to remove the general partner for good cause subject to the affirmative vote of our members owning in excess of 75% of our aggregate outstanding percentage interests, (v) the right to indemnification for any claim, loss, liability or damage incurred by reason of an act performed or omitted to be performed by us in good faith on behalf of RAC Bressi, (vi) the right to distributions of cash from operations and net proceeds from capital transactions according to our percentage interest at times and in the manner as determined by the general partner, (vii) the right to inspect the books and records of RAC Bressi and to make copies thereof, (viii) the right to receive within ninety (90) days after the end of each fiscal year of RAC Bressi information sufficient to allow us to complete our state and federal tax returns, (ix) the right to dissolve RAC Bressi, and (x) the right to approve an appraiser to determine fair market value of the assets of RAC Bressi upon its dissolution. As the sole limited partner of RAC Bressi, we would be entitled to 99.99% of all cash from operations and net proceeds from capital transactions from RAC Bressi, subject only to Income Property Group's .01% general partnership interest, and subject to Income Property Group's discretion to make distributions as the general partner of RAC Bressi.

Bressi Development owns the land and improvements which will form our facility when completed, and RAC Bressi will own and control the operations of ActivCare at Bressi Ranch. Construction of ActivCare at Bressi Ranch has been completed as of October 14, 2011. We received our final building inspection as of October 14, 2011 and received our certificate of occupancy on November 7, 2011. We constructed ActivCare at Bressi Ranch using the proceeds of a construction loan in the original principal amount of $8,000,000.00 (which has an outstanding balance of $7,953,887.41 as of November 30, 2011), or our senior loan, made to Bressi Development by Mutual of Omaha Bank, or our senior lender. This draw on our remaining credit on our senior loan will complete payment to Bycor General Contractors, our general contractor. *See* **"DESCRIPTION OF OUR BUSINESS"** and **"DESCRIPTION OF OUR PROPERTY."**

Our manager is Income Property Group, a California corporation formed in 1982. Income Property Group is responsible for the day-to-day management of our business and affairs. Our members, including Class A Members, have the right to vote on only certain major decisions. *See* **"MANAGEMENT – Major Decision Rights"** and **"DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement."** Approval of the Class A Members holding a majority of the Offered Units, and approval of the members holding a majority of our aggregate membership interests, will be required before we may take any of the following actions:

(i) Making any amendment to our company's operating agreement or articles of organization;

(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;

(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;

(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;

(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries;

(vi) Dissolving, liquidating or terminating our company.

RAC Bressi has entered into a management agreement with ActivCare Living, Inc. (f/k/a Health Care Group), a California corporation and an affiliate of our company and Income Property Group, to manage the day-to-day operations of our ActivCare at Bressi Ranch facility. Under the terms of our management agreement, ActivCare Living, Inc. shall be solely responsible for managing the operations of our ActivCare at Bressi Ranch facility. As the manager of our ActivCare at Bressi Ranch facility, ActivCare Living, Inc. will manage the facility on our behalf. As the owner of ActivCare at Bressi Ranch, we are responsible for the costs and expenses of operating the facility, but one of ActivCare Living, Inc.'s duties as manager is to pay the operating costs and expenses on our behalf from the income generated by the facility; however, we will be responsible for any shortfalls if the income generated from operations is insufficient to pay the facility's operating costs and expenses. *See* **"DESCRIPTION OF OUR MANAGEMENT AGREEMENT."** ActivCare Living, Inc. will be paid a management fee for its services, which will be equal to the greater of (a) $18,000 per month, or (b) 5% of monthly gross revenues from operations. *See* **"DESCRIPTION OF OUR BUSINESS – Description of the Management Agreement."** ActivCare Living, Inc. is a California corporation and was formed in 1981 as Health Care Group, changing its name in November 2011. Through September 1, 2011, it managed nine (9) senior housing and care facilities offering approximately 1,946 accommodations. Seven of the facilities managed by ActivCare Living, Inc. were sold by affiliates of ActivCare Living, Inc. and were managed under a management agreement between ActivCare Living, Inc. and the third party purchaser. ActivCare Living, Inc. elected not to renew those management agreements and accordingly it ceased management activities at those sites in September 2011. In addition, in September 2011 ActivCare Living, Inc. elected to hire a third party manager for its facility in Alabama and is no longer actively managing such facility. ActivCare Living, Inc. continues to manage one senior housing and care facility other than our facility, which facility includes ActivCare® programs and has accommodations for approximately 126 residents. Of the nine facilities, seven offered ActivCare®, ActivCare Living, Inc.'s trademarked 24-hour care program for Alzheimer's residents; however, because ActivCare® is a trademarked program of ActivCare Living, Inc., the facilities for which ActivCare Living, Inc. elected not to renew its management agreements will no longer be permitted to run the ActivCare® program. *See* **"MANAGEMENT – Management of ActivCare at Bressi Ranch"** and **"DESCRIPTION OF OUR BUSINESS"** and **"DESCRIPTION OF OUR PROPERTY – ActivCare at Bressi Ranch."**

**Our Company**

Our company is a California limited liability company formed on June 8, 2011 pursuant to Articles of Organization filed with the California Secretary of State. Our Articles of Organization are enclosed on CD-ROM with this offering circular as Appendix B1. Purchasers of our Offered Units will become Class A Members in us. Investors' executed signature pages to their subscription agreements will also constitute their signatures to our Amended and Restated Operating Agreement attached to this offering circular as Appendix B2. Our operating agreement governs the various rights and obligations of our members, including the Class A Members.

Purchasers of Offered Units will become Class A Members in us. Our remaining members are called Class B Members. As of the date of this offering circular, all of our Class B Members are persons who formerly had ownership interests in Bressi Development and RAC Bressi, our subsidiaries. Concurrently with the closing of this offering, we will acquire our Class B Members' membership interests in Bressi Development and their limited partnership interests in RAC Bressi pursuant to the issuance of Class B membership interests in us to the Class B Members. Our Class B Members have irrevocably committed to exchanging their membership interests in Bressi Development and limited partnership interests in RAC Bressi for Class B membership interests in us, contingent upon only our achievement of the total offering and the closing of this offering. We will refer to these equity exchange transactions in this offering circular as our "reorganization transactions." *See* **"REORGANIZATION TRANSACTIONS."**

The following structure chart summarizes our company's structure as it will appear following our reorganization transactions:


Income Property
Group(1)
"our manager"
Class A
Members(2)
Class B
Members(3)
Manager
General Partner
ActivCare at Bressi
Ranch, LLC
"our company"
Bressi Development,
LLC(4)
"Bressi Development"
Real Property
RAC Bressi, LP(5)
"RAC Bressi"
Operations
ActivCare Living, Inc.(6)
"ActivCare Living, Inc."
Management
ActivCare at
Bressi Ranch
Facility

(1) Following the closing of this offering and our reorganization transactions, Income Property Group will be our manager, the manager of Bressi Development, and the general partner of RAC Bressi. In such positions, Income Property Group will have sole control of the business and affairs of our company and our subsidiaries, subject only to the major decision rights of our members.
(2) Our Class A Members will be all of the purchasers of our Offered Units.
(3) Our Class B Members will be the persons receiving Class B membership interests in us pursuant to our reorganization transactions.
(4) We will own all of the outstanding membership interests in Bressi Development. Bressi Development owns all of the land and improvements forming our ActivCare at Bressi Ranch facility and is the borrower of our senior loan.
(5) We will own all of the outstanding limited partnership interests in RAC Bressi, and Income Property Group will own a .01% general partnership interest in RAC Bressi. RAC Bressi will own the operations of our ActivCare at Bressi Ranch facility, which it will lease from Bressi Development.
(6) ActivCare Living, Inc. (f/k/a Health Care Group), our affiliate, has entered into our management agreement with RAC Bressi to manage the operations of ActivCare at Bressi Ranch on behalf of RAC Bressi.

## Securities Offered

The Offered Units are Class A units of membership interests in our company. The Offered Units are entitled to a preference in the distribution of both our operating cash flow and distributable net proceeds from capital transactions, and the Offered Units will continue to receive distributions from our operating cash flow in years in which they have reached our annual preferred return threshold. Class A Members will have the right to consent, via the vote of Class A Members holding a majority of our Offered Units in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "cause" pursuant to a supermajority consent (75% of our Offered Units in the aggregate). Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. *See* **"DESCRIPTION OF SECURITIES OFFERED – Description of Our Operating Agreement."** Our operating agreement is attached as Appendix B2 to this offering circular.

Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions**. Subject to the foregoing, purchasers will be entitled to an annual, non-compounding, non-cumulative preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return for the applicable year or (b) 50% of the total operating cash flow. Our other members, the Class B Members will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 10% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent distributed operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of our assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 10% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. *See* **"DESCRIPTION OF OFFERED SECURITIES."**

Purchasers of Offered Units will become Class A Members in us. Our remaining members are called Class B Members. The aggregate number of authorized Class B Units is 5,000. As of the date of this offering circular, all of our Class B Members are anticipated to be persons who formerly had ownership interests in Bressi Development and RAC Bressi. Concurrently with the closing of this offering, we will acquire our Class B Members' membership interests in Bressi Development and their limited partnership interests in RAC Bressi pursuant to the issuance of the various Class B membership interests in us to the Class B Members. Our Class B Members have irrevocably committed to exchanging their membership interests in Bressi Development and limited partnership interests in RAC Bressi for Class B membership interests in us, contingent upon only our achievement of the total offering and the closing of this offering. We will refer to these equity exchange transactions in this offering circular as our "reorganization transactions." *See* **"REORGANIZATION TRANSACTIONS."** Our Class B Members will have the right to vote on the following matters:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries; and
(vi) Dissolving, liquidating or terminating our company.

Class B Members holding more than a 10% aggregate percentage interest shall also have the right to call meetings of the members. Our Class B Members also have the right to inspect our books and records for purposes reasonably related to their ownership interests, including tax or information returns, to participate in the election of our manager as part of a majority of the percentage interests required for such election, to participate in the removal of our manager for good cause as part of the percentage interests in excess of 75% of all percentage interests required for such election, to indemnification for losses, claims, costs, expenses or damages arising out of a Class B Member acting in good faith on behalf of the Company, subject to exclusions for fraud, gross negligence and willful misconduct, to certain allocations of profits and losses pursuant to the terms of our operating agreement, to certain distributions of cash flow subject to the distribution rights of Class A Members, the right to assign their membership interests subject to the consent of the manager, which consent shall not be unreasonably withheld, to participate in any vote regarding our dissolution as part of a majority of the percentage interests required for such dissolution, and to participate in any amendment of our operating agreement as part of a majority of the percentage interests required for such amendment.

**Taxation**

Under applicable Treasury Regulations promulgated under the Internal Revenue Code of 1986, of the Code, an unincorporated association, such as a limited liability company, may elect to be taxed as a partnership or as a corporation. We intend to be taxed as a partnership. If we are treated as a partnership for federal income tax purposes, each member of our company, including the Class A Members, will be required to include in income his or her distributive share of our income, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. If for any reason we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to you. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our company and each member's respective basis in their membership interests.

We would be taxed as a corporation if the Internal Revenue Service, or IRS, were to determine that we were a publicly traded partnership in any taxable year. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate our membership interests being listed or traded on an established securities market. Additionally, pursuant to our operating agreement, our manager must consent to any transfer of our membership interests, and our manager intends to exercise this discretion to ensure that we remain within one of the "safe harbors" promulgated by the IRS and related to our membership interests being readily tradable on a secondary market of substantial equivalent thereof. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership.**"

**Plan of Distribution**

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent, before the proceeds of this offering will be released to us. If we have not received and accepted subscriptions for the full offering amount by June 30, 2012 then this offering will terminate and the escrow agent will promptly refund all purchase prices paid for Offered Units together with any interest accrued thereon.**

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering which it will re-allow and pay to participating broker-dealers, and a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering each of which it may re-allow and pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The total aggregate amount of commissions and expense reimbursements will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS.**"

**Interest of Management and Related Parties**

Our manager, Income Property Group, will not receive any remuneration for acting as our manager or as the manager of Bressi Development, and will receive only its .01% general partnership interest in RAC Bressi for acting as its general partner. Income Property Group's four beneficial shareholders, each owning 25% of our manager's outstanding shares, and the four members of its board of directors, are W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter. They are also all of the executive officers of Income Property Group. None of Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, will receive any salary or benefits from us; however, each of them received Class C membership interests in Bressi Development and Class C limited partnership interests in RAC Bressi, in return for the services to be performed by them for such entities. As a part of our reorganization transactions, each of Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, will exchange those interests for 312.50 Class B Incentive Units in us, each. These Class B Incentive Units have all of the rights and privileges of Class B Units; however, they are subject to vesting requirements as set forth in our operating agreement. *See* "**MANAGEMENT**." Our manager's officers and directors will also receive beneficial ownership of additional Class B membership interests in us, pursuant to our reorganization transactions, as set forth in the table contained in "**CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS – Beneficial Ownership**" below. These additional Class B membership interests in us will be issued in exchange for Class A and Class B membership or limited partnership interests in Bressi Development or RAC Bressi, respectively, and will not be subject to the vesting requirements applicable to the Class B Incentive Units. Collectively, our manager's officers and directors will beneficially own approximately 63.68% of our Class B membership interests upon the closing of this offering and our reorganization transactions.

Our prospective subsidiary, RAC Bressi, has entered into a management agreement with ActivCare Living, Inc. (f/k/a Health Care Group), an affiliate of us and our manager, pursuant to which ActivCare Living, Inc. will manage the operations of ActivCare at Bressi Ranch. ActivCare Living, Inc. will be paid a management fee for its services, which will be equal to the greater of (a) $18,000 per month, or (b) 5% of monthly gross revenues from operations. Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, are the executive officers and directors of ActivCare Living, Inc.. Mr. Chance is the record and beneficial owner of 20% of the outstanding shares of ActivCare Living, Inc. and Mr. Moriarty is the record owner of 20% of the outstanding shares of ActivCare Living, Inc., as the trustee of his parents' trust. The other shareholders of ActivCare Living, Inc. are not affiliates of our company.

Other than Messrs. Chance, Moriarty, and Shetter, and Ms. Barnard, our Class B Members will not be affiliates of us. Subject to our profitability and our manager's discretion in making distributions, our Class B Members will be entitled to the distributions of our operating cash flow or net proceeds from capital transactions as described in "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" below.

As a requirement to obtaining our senior loan, in addition to ActivCare Living, Inc., R.A.C. Bressi and the following senior loan guarantors were required to personally guaranty our senior loan by our senior lender: William M. Chance, an individual, William M. Chance, as Trustee under Trust Agreement dtd February 16, 1988, D. Kevin Moriarty, an individual, D. Kevin Moriarty, as Trustee under Trust Agreement dtd January 2, 1990, B. Renee Barnard, an individual, B. Renee Barnard, as Trustee of the Barnard Living Trust dtd April 13, 2000, Todd A. Shetter, an individual, Todd A. Shetter, as Trustee under Trust Agreement dtd October 1, 1999, Frank A. Virgadamo, an individual, Frank A. Virgadamo, as Trustee of the Virgadamo Family Trust dtd May 6, 1996, Karen L. McElliott, an individual, Jennifer M. Blake, as Trustee of Trust B under the Ronald J. McElliott and Karen L. McElliott 1984 Family Trust, dtd August 4, 1984 We intend to use approximately $1,203,000 of the net proceeds to increase the net worth of Bressi Development LLC. The desired effect of expanding the net worth of Bressi Development LLC is to reduce the exposure that ActivCare Living, Inc., and our senior loan guarantors have as personal guarantors under the senior loan from Mutual of Omaha Bank. All of the above listed individuals and entities are related parties to us, and any use of the proceeds of this offering to reduce their exposure to their personal guarantees of our senior loan would benefit them.

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## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS.**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

## RISK FACTORS

*An investment in our Offered Units is highly speculative and is suitable only for persons who are able to evaluate the risks of the investment. An investment in our Offered Units should be made only by persons able to bear the risk of and to withstand the total loss of their investment. In addition to the factors set forth elsewhere in this Offering Circular and general investment risks, prospective purchasers should consider the following risks before making a decision to purchase our Offered Units.*

**General Risks of an Investment in Us**

***We have a limited operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives.***

We were formed on June 8, 2011 and have no prior operating history. Bressi Development and RAC Bressi, which we will acquire concurrently with the closing of this offering, were formed in May 2010, and have only a limited operating history. ActivCare at Bressi Ranch is under construction and has not yet begun operations. For the foregoing reasons, we have no financial history upon which you may base an investment in us. As a result, an investment in our Offered Units may entail more risks than the securities of a company with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, of which many may be beyond our control.

To be successful in this market, we, Income Property Group, our manager, and ActivCare Living, Inc., who will manage our ActivCare at Bressi Ranch facility following its completion must, among other things:

- Stabilize the occupancy of ActivCare at Bressi Ranch following its completion;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations, whether corporately, through Income Property Group, or through ActivCare Living, Inc. at our ActivCare at Bressi Ranch facility; and
- respond to competition both with respect to our ActivCare at Bressi Ranch facility and potential investors' investment in us.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment in our Offered Units

***We are dependent on our management to achieve our objective, and our manager's, or ActivCare Living, Inc.'s, loss of, or inability to obtain, key personnel could delay or hinder implementation of our investment strategies, which could adversely affect the value of your investment and our ability to make distributions.***

Our success depends on the diligence, experience and skill of our manager and ActivCare Living, Inc. for the construction, financing and operation of our ActivCare at Bressi Ranch facility. In particular, we are dependent on the executive officers of our manager and ActivCare Living, Inc., including without limitation W. Major Chance, the Chief Executive Officer and President of our manager and the Chief Executive Officer of ActivCare Living, Inc., B. Renee Barnard, an Executive Vice President of our manager and President and Chief Financial Officer of ActivCare Living, Inc., D. Kevin Moriarty, Executive Vice President – Construction, Secretary and Treasurer of our manager and Vice President-Development of ActivCare Living, Inc., and Todd A. Shetter, Executive Vice President – Marketing of our manager and Chief Operating Officer of ActivCare Living, Inc. to perform their respective duties. Neither we, nor either of our manager or ActivCare Living, Inc., have entered into an employment or other agreement with any of Mr. Chance, Ms. Barnard, Mr. Moriarty, Mr. Shetter, or other key personnel. The loss of Mr. Chance, Ms. Barnard, Mr. Moriarty, Mr. Shetter or any other key person could harm our business, financial condition, cash flow and results of operations. Furthermore, the loss of Mr. Chance or Mr. Moriarty will be an event of default under our senior loan following the execution of the anticipated loan modification agreement in respect of our senior lender's consent to our reorganization transactions. Any such event would likely result in a material adverse effect on your investment.

***You will have only limited "major decision" rights regarding our management and it will be difficult to remove our manager, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.***

Our manager, Income Property Group, has sole power and authority over the management of our company, subject only to certain rights of our Class A Members and our membership as a whole to consent on certain major decisions. Furthermore, our manager may only be removed for "cause" by a vote of Class A Members holding 75% or more of the Offered Units or members holding 75% or more of our aggregate membership interests. Therefore, you will not have an active role in our company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

***The removal or resignation of Income Property Group as our manager will result in an event of default under our senior loan, which could result in a foreclosure of our senior lender's security interest in our facility.***

As a condition to granting its consent to our reorganization transactions, our senior lender is requiring us and our prospective subsidiaries to enter into a loan modification agreement, that, among other conditions, will include an event of default if Income Property Group resigns or is removed as our manager. This event of default will likely make it more difficult for us to change management while our senior loan is outstanding.

***An investment in our Offered Units represents an investment solely in our ActivCare at Bressi Ranch facility, and, therefore, is not a diversified investment.***

An investment in our Offered Units represents an investment in us, and through our prospective subsidiaries we will own only one asset, ActivCare at Bressi Ranch. Therefore, an investment in our Offered Units is not a diversified investment. Should ActivCare at Bressi Ranch perform poorly, this will adversely affect our revenue which, in turn, will adversely affect our ability to make distributions to you and may cause the loss of your investment in us.

***There are limitations regarding pro forma financial statements, projections, and valuations, which are based on assumptions and subject to uncertainty, and there can be no guarantee that the projected results will be achieved, or that ActivCare at Bressi Ranch will be sold or refinanced at the values set forth in the appraisal.***

The pro forma financial statements found in Part F/S and other projections included in this Offering Circular have been prepared by our management and have not been reviewed by our independent accountants. Furthermore, the projections of stabilized occupancy and valuations of ActivCare at Bressi Ranch contained in the market study and appraisal enclosed as appendices with this offering circular, respectively, have not been reviewed by our independent accountants and are based in part on information provided by our management. Because the pro forma financial statements and the other projections contained in this offering circular and the projections contained in the market study and appraisal are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond our control, there are no assurances that the projections set forth on the pro forma financial statements and other projections contained within this Offering Circular or in the market study and appraisal will be realized and, as such, actual results may vary significantly from the projections. In addition, the valuations of ActivCare at Bressi Ranch contained in the appraisal are subject to numerous qualifications and assumptions by the appraiser, and, therefore, the actual value of ActivCare at Bressi Ranch may differ greatly from its appraised value set forth in the appraisal. Our pro forma financial statements and other projections and valuations contained within this Offering Circular, the market study and appraisal should not be regarded as a guarantee or representation that the projections described thereon will be achieved, or that ActivCare at Bressi Ranch will be sold or refinanced at the values set forth in the appraisal, nor should such projections and valuations be relied upon in purchasing the Offered Units.

***Because we anticipate it will take between eighteen to twenty-four months after the completion of construction to stabilize ActivCare at Bressi Ranch and to begin to generate cash flow, investors will likely not receive distributions for approximately the first two years after the closing of this offering.***

It is unlikely that we will generate sufficient cash flow from operations to make distributions during the first two years following the closing of this offering. Therefore, you must view this as a long-term investment that will likely not generate immediate returns.

***An investment in our Offered Units is a speculative investment, and, therefore, no assurance can be given that you will realize your investment objectives.***

.No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Units. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

**Risks Related to Our Financing**

***We are subject to additional costs from rising interest rates on our senior loan, which could reduce the amount of cash available for distributions to you.***

The term of our senior loan is divided into two distinct periods: the construction period and the post-construction period. The interest rate for our senior loan during the construction period is the greater of (a) 5.25% and (b) the prime rate plus 2.25%, and the interest rate for the senior loan during the post-construction period is equal to the greater of (a) 5.75% and (b) the three-year Treasury Bond rate plus 4%. Accordingly, as of the date of this offering circular the interest rate on our senior loan was 5.50% because the prime rate as of the date of this offering circular is 3.25%. The interest rate on our senior loan for the post-construction period would be 5.75% if the three-year Treasury Bond rate as of the date of this offering circular (0.50%) is the rate of the three-year Treasury Bond on the earlier of August 1, 2012 or the date on which we achieve a debt service coverage ratio of 1.25 to 1 or more, which is the date by which the post-construction period of our senior loan must commence. The interest rate on our senior loan could increase if interest rates increase overall and could require that we pay more during the construction period or the post-construction period, or both. Such an increase could affect our cash flow and our ability to make distributions to you. There is no limit to the potential increase of the interest rate for our senior loan and our payments under our senior loan could increase dramatically during either the construction period or the post-construction period. As of November 30, 2011, the outstanding balance on our senior loan was equal to $7,953,887.41. We will be required to make another interest payment on or before December 1, 2011. As we continue to draw from the funds made available under our senior loan, our interest costs will increase because the amount of principal that will be accruing interest will increase. We expect that if interest rates remain the same and the interest rate of our senior loan during our post-construction period is 5.75% then we will make a monthly payment of $50,328.51 of principal and interest (assuming that the full principal balance, $8,000,000.00, of our senior loan is outstanding at the commencement of the post-construction period). During our post-construction period our senior loan will amortize over a 25-year amortization schedule, and the amount of the monthly payments that are attributable to interest will range from $38,333.33 to $36,216.41 and the amount of monthly payments that are attributable to principal will range from $11,995.18 to $14,044.80. If interest rates increase we will make larger monthly payments in the aggregate, more interest overall and less principal during the post-construction period of our senior loan, which will result in our having to make a larger payment of principal at the maturity date of our senior loan and having less funds available for distributions during the post-construction period.

***We will be forced to seek a sale or refinance of ActivCare at Bressi Ranch within six years after the commencement of the post-construction period of our senior loan, and if we are unable to sell or refinance our facility at such time, our senior lender could foreclose on ActivCare at Bressi Ranch.***

The construction period extends from the making of our senior loan until the earlier of (a) August 1, 2012 or (b) the date upon which we first obtain a debt service coverage ratio of 1.25 to 1, or our senior loan conversion date. The post-construction period commences on the senior loan conversion date and continues until the maturity date, which is August 1, 2015. During the construction period, we will pay only the interest accrued on our senior loan, which sums will be paid from a reserve funded by proceeds from the senior loan. Only after the commencement of the post-construction period will we be required to make payments from cash receipts from operations and payments of principal and interest. However, the length of the post-construction period (three years, with a three-year extension right) is less than the amortization period for the principal payments (25 years); accordingly, there will be a substantial principal payment due on the maturity date of the senior loan. If interest rates remain constant during our post-construction period and the entire amount of our senior loan is outstanding as of the commencement of the post-construction period of our senior loan, then we expect that we will be required to make a principal payment of approximately $7,544,096.22 on the maturity date of our senior loan. Accordingly, we will be required to refinance or sell ActivCare at Bressi Ranch at or prior to the maturity date of the senior loan in order to make that payment. If we elect to prepay the senior loan prior to the maturity date, we will be subject to a prepayment fee equal to one percent of the prepayment amount. If we cannot refinance or sell ActivCare at Bressi Ranch prior to the maturity date of the senior loan, we will be in default and the senior lender would be entitled to foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

***Ongoing disruptions of global financial markets may adversely affect our ability to refinance our senior loan.***

The global financial markets have been undergoing pervasive and fundamental disruptions. The continuation or intensification of any such volatility may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies. The disruptions have caused the restriction of credit, including for real estate loan, which could adversely affect our ability to refinance our senior loan on or before it becomes due. If we are unable to refinance our senior loan on or before its maturity date, we may be forced to sell ActivCare at Bressi Ranch, and if we are unable to do so, our senior lender may foreclose on the property, or exercise its other remedies upon a default under our senior loan, any of which would have a material adverse effect on your investment in us and may cause the loss of your entire investment.

***If we fail to comply with the covenants and restrictions in the senior loan, we may default under our obligations, which could result in our senior lender foreclosing on ActivCare at Bressi Ranch.***

Under the terms of the senior loan, we have covenanted to perform certain actions; specifically, we must construct ActivCare at Bressi Ranch in compliance with the plans and specifications approved by the senior lender, we must maintain a debt service coverage ratio of 1.25 to 1 from and after the first anniversary of the commencement of our senior loan's post-construction period, and we may not incur two consecutive quarterly losses during the same period. Under the terms of our management agreement, we will rely on ActivCare Living, Inc. to operate and manage ActivCare at Bressi Ranch on our behalf. If we fail to comply with these or any of the other requirements of the senior loan, the senior lender may be entitled to withhold construction funding, (or if ActivCare Living, Inc. fails to operate ActivCare at Bressi Ranch in a manner that produces sufficient income) foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

***The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio 1.25 to 1, therefore you may not receive distributions until such time as we achieve and maintain the target debt service coverage ratio.***

Under the terms of the senior loan documents, we may not make any distributions to members, except for distributions necessary to pay the applicable income taxes, without the prior consent of the senior lender if ActivCare at Bressi Ranch does not generate earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to 125% of the monthly debt service payments under our senior loan. In such an event, we may not be able to make distributions to members as projected if the senior lender withholds their consent to the making of such distributions without risking a default under the terms of the senior loan.

***A default under our senior loan may occur even if we make our payments timely and comply with all the requirements that relate to ActivCare at Bressi Ranch.***

In connection with the senior loan, ActivCare Living, Inc., RAC Bressi, our Class B Members and William M. Chance, Daniel K. Moriarty, B. Renee Barnard, Todd A. Shetter, Frank A. Virgadamo and Karen L. McElliott, or our senior loan guarantors, agreed to guaranty our obligations under the senior loan. *See* "**Description of Our Property – Description of Our Senior Loan.**" Further, the senior loan documents provide that if any of the foregoing default on separate obligations owed to the senior lender, then the senior lender will be entitled to declare a default under the terms of the senior loan, which would permit them to foreclose on the property and may result in a total loss of ActivCare at Bressi Ranch. As of the date of this Offering Circular none of our senior loan guarantors have outstanding obligations to our senior lender, other than RAC Bressi, which will become our subsidiary upon the closing of our reorganization transactions and will be controlled by our manager. However, we do not have and will not have control of the activities of our senior loan guarantors (other than RAC Bressi) and, in fact, several of our senior loan guarantors will be our directors and officers. Accordingly, if any of our senior loan guarantors obtain a loan from our senior lender and are unable to comply with its terms for any reason, including a change in their financial status or unexpected financial difficulties, then our senior lender will be able to declare our senior loan in default. We also may not receive advance notice of any defaults under obligations from such parties to our senior lender or be able to cure defaults on their behalf to avoid foreclosure. If any of the foregoing occurs, we will risk a total loss of ActivCare at Bressi Ranch due to the senior lender's foreclosure of the property.

**Risks Related to Our Business**

***We will rely on ActivCare Living, Inc. to manage and operate ActivCare at Bressi Ranch, and if ActivCare Living, Inc. does not operate our facility profitably, then we will not have cash flow available to distribute to you***

Our prospective subsidiary, RAC Bressi, has entered into a management agreement with ActivCare Living, Inc. to maintain and operate ActivCare at Bressi Ranch. The initial term of the management agreement is 10 years, and we will have limited recourse to terminate it during that initial term. See "**DESCRIPTION OF OUR BUSINESS – Description of the Management Agreement**". Unless ActivCare Living, Inc. acts in such a manner or fails to act in required manner so as to permit us to terminate the management agreement, we will be relying on them to operate ActivCare at Bressi Ranch profitably. If they fail to do so, then we may default under our financial performance obligations under the senior loan, and we may not be able to remove a poor-performing manager and hire a manager that might operate our facility in a more profitable manner. ActivCare Living, Inc. receives a management fee under the terms of the management agreement whether or not they produce a profit on our behalf, which could further adversely affect our performance.

***The ActivCare® brand and program are the trademarked property of ActivCare Living, Inc., therefore, if the our management agreement were terminated, we would no longer have the right to use such intellectual property in the operation of our facility.***

If our management agreement with ActivCare Living, Inc. were to terminate, our license to use the ActivCare® name and brand would also terminate and we would likely no longer be able to call our facility ActivCare at Bressi Ranch. We would likely be forced to find a new third party operator to operate our facility. Finding such a new operator could be a lengthy process and could result in regulatory problems, resident attrition and other adverse affects for our business. If the management agreement is terminated, we will be required to utilize different techniques in the management and operation of our facility as well as different marketing materials, and we will not be able to use the ActivCare® name when we market the our facility to prospective residents. The loss of this license and our ability to use these materials would likely adversely impact our ability to operate and manage our facility in a profitable manner and pay distributions to you. Further, we may be reluctant to terminate the management agreement if ActivCare Living, Inc. underperforms as manager due to these possible side effects. . In such a case, our ability to pay distributions to you would be materially adversely affected and you could lose your entire investment in us.

***We may be required to provide additional funds to pay for operating expenses of ActivCare at Bressi Ranch.***

Under the terms of the management agreement, ActivCare Living, Inc. is to pay all operating expenses of our ActivCare at Bressi Ranch facility from the income that the facility generates. However, if the operating expenses exceed the amount of income generated by ActivCare at Bressi Ranch, then we, as the owner of the facility, will be obligated to make up the shortfall in funds, which may affect our overall performance and our ability to pay distributions to you.

***We may not obtain or maintain the applicable licenses and permits and otherwise may fail to comply with applicable law, and in such case we may be subject to fines or be unable to operate, which would materially and adversely affect us and your investment.***

As a provider of health care services, we will be required to be compliant with the federal and state laws and regulations governing health care providers as a residential care facility for the elderly. If we fail to obtain or maintain the appropriate licenses and permits, we will be unable to operate, which would materially and adversely affect us. Further, if we fail to otherwise comply with applicable law we may be subject to fines and other punishment, which would also materially and adversely affect us.

***The current laws concerning health care may increase our costs of compliance or affect our ability to charge our intended rates.***

Changes in regulation of healthcare, and in particular regulation of health insurance providers, or a transition to a government insured health system, could adversely impact the ability of healthcare institutions and professionals to continue to realize current revenue levels as a result of, amongst other causes, government restrictions on amounts charged, increased operating costs as a result of compliance or delays in reimbursement to our residents. While we do not rely directly on government programs for income, any changes in government health care programs may affect our ability to charge the fees we contemplate charging or to collect our fees from residents. Were such circumstances to become a reality, our operations could be affected adversely both administratively and financially. In such an event the ability to recognize appreciation on ActivCare at Bressi Ranch may be adversely affected, or a diminution of value could occur, as a result of rental market rates for health facilities decline on a broader scale. *See* "**DESCRIPTION OF OUR BUSINESS – Description of the Assisted Living Industry –** ***California Regulatory Overview.***"

***Healthcare operations are subject to litigation risks and increasing insurance costs, and if such anticipated costs arise, our ability to pay distributions to you will be adversely affected.***

In several well publicized instances, private litigation by residents of senior living communities for negligence or alleged abuses has resulted in large damage awards against some operating companies in the senior living industry. The effect of this litigation and potential litigation has been to dramatically increase the costs of monitoring and reporting quality of care compliance incurred by companies operating facilities similar to ActivCare at Bressi Ranch. Workers compensation and employee health insurance costs have also increased in recent years. Medical liability insurance reform has become a topic of political debate and some states have enacted legislation to limit future liability awards. However, if such reforms are not generally adopted, insurance costs may continue to increase. If our insurance costs increase faster than projected it will likely adversely affect our operating cash flow and our ability to pay distributions to you.

***Our primary business is the ownership and operation of ActivCare at Bressi Ranch, which subjects us to all the risks commonly associated with the ownership and operation of real property.***

ActivCare at Bressi Ranch will be subject to the risks generally incident to the ownership of real property including the obligation to meet fixed and maturing obligations, changes in the national and local economic conditions, changes in the investment climate for real estate investments, changes in demand for or supply of competing property, changes in local market conditions and neighborhood characteristics, the availability and cost of mortgage funds, unanticipated holding costs, the availability and cost of necessary utilities and services, changes in real estate tax rates and other operating expenses, changes in governmental rules and fiscal policies, changes in zoning and other land use regulations, environmental controls, acts of God (which may result in uninsured losses) and other factors beyond our control. In recent years, the presence of hazardous substances or toxic waste has adversely impacted real estate values in affected areas of the country. Furthermore, there are significant risks imposed by changing governmental regulations, including but not limited to compliance with the Americans with Disabilities Act.

We will also be subject to the risks generally incident to the ownership of income-producing real property such as occupancy, operating expenses and rate schedules, which in turn may be adversely affected by general and local economic conditions, the supply of and demand for property of a similar type to ActivCare at Bressi Ranch, the financial condition of residents and potential residents, zoning laws, federal and local rent controls and real property tax rates. Certain expenditures associated with real estate equity investments are fixed (principally mortgage payments, if any, real estate taxes and maintenance costs) and are not necessarily decreased by events adversely affecting the our income. Our ability to meet its obligations will depend on factors such as these and no assurance of profitable operation of ActivCare at Bressi Ranch can be given. If we are unable to achieve profitable operations we will likely be unable to pay distributions to you and you may lose all or a part of your investment in us.

***We face possible liability for environmental cleanup costs and damages for future or past contamination related to the real property we own, which could substantially increase our costs and reduce our liquidity and cash distributions to you.***

Because we intend to own and operate real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property, and such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. We are not aware of any prior release of hazardous or toxic materials on our property, but there can be no assurance that there was not a prior release, nor can there be no assurances that there will be no future releases on, under or in such property. Further, there can be no assurances that a prior release or future release that occurred or occurs on an adjacent property will not affect our property. The costs of removal or remediation of any such release could be substantial.

Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which would reduce our liquidity and cash available for distribution to you. In addition, the presence of hazardous substances at ActivCare at Bressi Ranch or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell ActivCare at Bressi Ranch. Any such event would have a material adverse effect on us and our ability to pay distributions to you and may cause you to lose all or a part of your investment in us.

***Our business will be subject to competition for residents, and if we are unable to successfully compete against our competitors, ActivCare at Bressi Ranch's performance will be adversely affected.***

We expect there will be six primary competitors in our market for residents at assisted living facilities. *See* "**DESCRIPTION OF OUR BUSINESS – Description of the Assisted Living Industry** – ***Primary Competitors***." These competitors and other competing assisted living facilities may reduce demand for the units at ActivCare at Bressi Ranch, increase vacancy rates, decrease occupancy rates and impact the value and income of our facility. Competition from nearby assisted living facilities could make it more difficult to attract new residents and ultimately sell or refinance ActivCare at Bressi Ranch when the senior loan matures on a profitable basis. Further, the construction of future sites or redevelopment of existing elder care facilities may affect vacancy and leasing rates in the future, which may also affect our performance. There is no assurance that we will meet or exceed our intended leasing goals for ActivCare at Bressi Ranch or successfully compete in the San Diego, California market. Additionally, we anticipate that our highest rates will be higher than our competitors' highest rates and our competitors' lowest rates will be lower than our lowest rates, even though we will generally offer the same types of services to our residents. However, we intend to offer services at a flat rate, while our competitors utilize an a la carte service model. We believe that our flat rate for all services will be generally less expensive overall than the sum of our competitors' rates for similar services. However, there can be no assurances that we will be able to successfully compete with these competitors or future competitors, which may ultimately affect our overall performance. If we are unable to meet our goals with respect to leasing-up ActivCare at Bressi Ranch, or are unable to maintain occupancy once the facility is stabilized, distributions to you may be delayed or inhibited, and we may be unable to refinance our senior loan as intended, which could result in a loss of your investment.

***We may become subject to uninsured losses, which would reduce the value of our assets by the amount of the uninsured loss, and may result in our inability to repair or reconstruct our facility.***

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we generally do not intend to obtain insurance unless we are required to do so by a mortgage lender. If ActivCare at Bressi Ranch incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct ActivCare at Bressi Ranch after a catastrophic uninsured loss and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Therefore, uninsured losses would materially adversely affect our ability to pay distributions to you and could result in the loss of your entire investment. In cases where we are required by a mortgage lender to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to refinance ActivCare at Bressi Ranch. Additionally, if we obtain such insurance, the costs associated with owning ActivCare at Bressi Ranch would increase and could have a material adverse effect on the net income from the property, and, thus, our ability to make distributions to you.

***International, national and local economic factors may affect our ability to attract residents and charge our intended rates. If we are unable to charge our intended rates, we will not perform as projected in this Offering Circular.***

We expect that residents will pay our fees from their personal assets and retirement funds (or have their guardians pay us from such funds), which are generally subject to investment and economic risk. In addition, the sale of a primary residence can constitute a large portion of a potential resident's personal assets and retirement funds. To the extent that the economy and the housing market in the greater San Diego area and on a national and international scale do not produce sufficient returns on behalf of our target demographic, we may not be able to attract residents and achieve our intended occupancy levels, or charge our intended rates, which would affect our overall performance.

**Risks Related to the Offering and Lack of Liquidity**

***We do not anticipate a public market developing and the Offered Units are subject to transfer restrictions contained in our operating agreement; therefore, the Offered Units should be considered an illiquid investment.***

We do not intend to list our Offered Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the offering of our Offered Units. Additionally, our operating agreement contains restrictions on the transfer of the Offered Units in order to ensure that we do not become a "publicly traded partnership" in the view of the IRS. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential.

***This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.***

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our manager has arbitrarily determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

***If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.***

Our Offered Units have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. The Offered Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside, and upon the exemption from registration in the state of California provided by Section 25102(n) of the California Corporations Code. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or find an exemption under the securities laws of each state in which we offer the Offered Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

**Tax Risks**

**<u>CIRCULAR 230 DISCLAIMER.</u> THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SHARES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED**

**PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

***The Internal Revenue Service, or IRS, may audit our tax returns and in connection therewith, the tax returns of our members including you, which could result in the assessment of additional tax against you.***

There is the possibility that we will be audited by the IRS. Any audit of our company could result in an adjustment of not only the our tax returns, but also an audit and adjustment of our members' personal tax returns with respect to items related to our company and not related to our company. An audit could result in the assessment of additional taxes against the members including you.

***If we are taxed as corporation rather than a partnership under the tax rules for publicly traded partnerships, all of our income will be subject to an entity-level tax.***

We intend operate, so that we qualify as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. In general, if a partnership is "publicly traded" (as defined in the Internal Revenue Code of 1986, as amended, or the Code), it will be treated as a corporation for U.S. federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate and have no plans as of the date of this Offering Circular for our securities to be traded on an established securities market. Pursuant to our operating agreement, our manager must consent to the transfer of a member's membership interest, and our manager only intends to do so if such transfer would not fall outside one of the safe harbors in the Treasury Regulations from being treated as a publicly traded partnership. If we were to be treated as a publicly traded partnership by the IRS, and could not otherwise satisfy an exemption from corporate taxation, we would be treated as a corporation for U.S. federal income tax purposes. In that event, items of income, gain, loss, deduction and credit would not pass through our members and such members would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. We would be required to pay income tax at regular corporate rates on all of our income. In addition, we would likely be liable for state and local income and/or franchise taxes on all of our income. Distributions to our members would constitute ordinary dividend income taxable to such members to the extent of our earnings and profits, and these distributions would not be deductible by us. Thus, if we were treated as a corporation, such treatment would result in a material reduction in cash flow and after-tax returns for our members.

***A member's federal income tax payable based on our taxable income and gain allocable to a member may exceed cash distributions to such member.***

The taxable income and gains allocable to a member, if and when our operations become profitable, may exceed cash distributions to the member. We are under no obligation to distribute sufficient cash to you to cover any tax liability you may have on our taxable income allocable to you. To the extent that a member's tax liability arising from taxable income and gains allocated by us to such member exceed cash distributions from us to such member, such excess would result in net out-of-pocket tax payment by a member to the applicable taxing authority.

***The IRS may challenge the allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement resulting in the assessment of additional taxes against you.***

Allocations of our taxable income, gain, loss, deductions and credits, and corresponding adjustments to our members' capital accounts are intended to be made in accordance with the applicable Treasury Regulations. There can be no assurance, however, that the IRS will not challenge the our allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement, or that, if it does, such challenge will not be successful. If these allocations are successfully challenged, our members may be allocated different amounts of taxable income, gain, loss, deductions or credits than initially reported to them. Prior to making a decision to invest in our Offered Units, investors should carefully consider the potential for challenges by the IRS to any future amounts allocated to them. Any challenge of our allocations could result in the assessment of additional taxes against the members and out-of-pocket tax payments by members.

***A sale or other taxable disposition of a Class Member's Offered Units may result in a taxable gain.***

Upon the sale or other taxable disposition by a Class A Member of all or a portion of his or her Offered Units, such Class A Member will realize taxable income to the extent that his or her share (for federal income tax purposes) of our liabilities, together with the other consideration the member receives upon the sale of his or her

Offered Units, exceeds the member's tax basis in such Offered Units. However, such sale may not result in cash proceeds sufficient to pay the tax obligations arising from such sale. As a result, Class A Members may be required to make out-of-pocket payments in connection with such a sale.

***Federal tax laws are subject to change.***

Investors should recognize that the present federal income tax treatment of limited liability companies may be modified by legislative, administrative or judicial action at any time and that any such action may affect investments previously made. Changes in the federal income tax laws have been proposed and made in the past. Further, the rules dealing with federal income taxation are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts.

***We will generate unrelated business taxable income, or UBTI.***

We will generate UBTI from ActivCare at Bressi Ranch. Tax-exempt entities must consult their own tax counsel regarding the effect of any UBTI. **DUE TO THE LIKELY PRESENCE OF UBTI, AN INVESTMENT IN OUR OFFERED UNITS (I) SHOULD ONLY BE MADE BY AN INDIVIDUAL RETIREMENT ACCOUNT ("IRA") AFTER CAREFUL CONSIDERATION OF THE NEGATIVE TAX EFFECTS TO THE IRA AND THE REQUIREMENTS OF SUCH IRA RECOGNIZING UBTI TO PREPARE AND FILE CERTAIN TAX FORMS WITH THE IRS, AND (II) IS NOT APPROPRIATE FOR A CHARITABLE REMAINDER TRUST.** See "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES - Investment By Qualified Plans and Individual Retirement Accounts.**"

## DILUTION

None of our manager, its officers and directors, any of our promoters, or any of their respective affiliates have purchased or otherwise received Offered Units during the past three years, nor will any of them receive Offered Units in connection with this offering or our reorganization transactions unless by way of purchase through this offering at the public offering price. Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, who are all of the executive officers and directors of Income Property Group, our manager, will beneficially receive approximately 63.68% of our Class B Units upon the closing of our reorganization transactions. The issuance of our Class B Units to the executive officers and directors of our manager, and to our other prospective Class B Members, will cause no economic dilution to our Offered Units.

Cash flow distributable to our Class A Members is distributed pro rata solely among the Class A Members. Further, any increase or decrease in the amount of Class B Units, outstanding will have no effect on the amount of distributable cash available to be divided by our Class A Members. *See* "**DESCRIPTION OF OFFERED SECURITIES – Distributions.**"

## PLAN OF DISTRIBUTION

### Offering Amount

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent before the proceeds of this offering will be released to us.**

### Marketing of Offered Units and Compensation of our Dealer Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering, which it will pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and will receive a non-accountable due diligence fee, marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The aggregate amount of commissions and expense reimbursements to be paid to our dealer manager and the selling group will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS**."

Our company and our dealer-manager have entered into a managing broker dealer agreement, enclosed on CD-ROM with this Offering Circular as Appendix A for the sale of our Offered Units. Broker-Dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer manager either before or after the date of this Offering Circular. The form of participating-dealer agreement is an exhibit to the form of managing broker-dealer agreement.

**Offering Materials**

This offering of our Offered Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units, although only when accompanied by or preceded by the delivery of this Offering Circular (except in the case of offers made in the state of California pursuant to Section 25102(n) of the California Corporations Code). In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

**Subscription Procedures for Offered Units**

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any exhibits and supplements accompanying this Offering Circular.
- Complete the execution copy of the Subscription. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix C.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.
- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to Comerica Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.
- Your check should be made payable to "Comerica Bank, as escrow agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, we will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected.

**Escrow Procedures**

Accepted subscription payments will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted, at which time the escrow agent will release the proceeds, and any interest earned thereon, to us to be used for the purposes described in this Offering. If we do not receive and accept subscriptions for the full offering amount from non-affiliates on or before June 30, 2012, this offering will be terminated and the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon.

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## ESTIMATED USE OF PROCEEDS

Net proceeds to our company from this offering are anticipated to be $4,365,000, following the payment of selling commissions, dealer manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, assuming this offering closes on December 31, 2011.

| | Per Offered Unit | | Total Offering | |
|---|---|---|---|---|
| | Dollar Amount | % | Dollar Amount | % |
| **Gross Proceeds** | $1,000 | 100% | $5,000,000 | 100% |
| Offering Expenses[1] | $27 | 2.7% | $135,000 | 2.7% |
| Selling Commissions & Fees[2] | $100 | 10.0% | $500,000 | 10.0% |
| **Net Proceeds** | $873 | 87.3% | $4,365,000 | 87.3% |
| Subordinated Debt Payoff[3] | $337 | 33.7% | $1,685,000 | 33.7%% |
| Intended Contribution to Bressi Development[4] | $241 | 24.1% | $1,203,000 | 24.1% |
| General Working Capital[5] | $174 | 17.4% | $870,000 | 17.4% |
| Repayment of Negative Carry Loan[6] | $121 | 12.1% | $607,000 | 12.1% |
| **Total Use of Proceeds** | $1,000 | 100.0% | $5,000,000 | 100.0% |

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2] Our dealer manager will receive selling commissions of 5.83% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 1.17% of the gross proceeds of the offering. Our dealer manager may re-allow and pay any portion of the dealer manager fee to participating broker-dealers who are members of the selling group.

[3] Approximately $1,685,000 of the net proceeds will be used to pay off the outstanding principal balance and accrued interest on the subordinated loan made to our prospective wholly-owned subsidiary, Bressi Development, by HCG Lending and Bressi Holding in August, 2010. The principal amount of the subordinated loan from HCG Lending and Bressi Holding, who are affiliates of our company, constitutes the purchase price paid by Bressi Development to purchase the land upon which ActivCare at Bressi Ranch is being constructed, as well as the products of certain pre-development work engaged in by Bressi Holding. Bressi Development paid approximately $835,200 for the land and $727,800 for the pre-development work. Bressi Holding's pre-development work included designing our facility (including engaging third party engineers and architects), permitting, arranging of financing, and the payment of various expenses (including taxes and other impositions) related to our facility. *See* **"DESCRIPTION OF OUR BUSINESS – Construction."** The subordinated loan is secured by a second deed of trust on the real property comprising ActivCare at Bressi Ranch, and currently bears interest at the greater of (a) 5.25% or (b) the WSJ Prime Rate plus 2.25%. The payoff amount above is the approximate amount of principal and accrued interest that will be required to pay off our subordinated loan as of December 31, 2011, our targeted payoff date, however, this estimate may change based upon changing interests rates and the actual date of payoff. *See* **"INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Land Purchase and Subordinated Debt."**

[4] We intend to use approximately $1,203,000 of the net proceeds to increase the net worth of Bressi Development. The desired effect of expanding the net worth of Bressi Development is to reduce the exposure that ActivCare

Living, Inc., RAC Bressi, the Class B members, and certain other related individuals have as personal guarantors under the senior loan from Mutual of Omaha Bank. If the amount necessary to (i) pay off our subordinated loan or (ii) pay the expenses of this offering were to change, we would increase or decrease, as applicable, the amount of proceeds available to increase the net worth of Bressi Development. We anticipate that the net proceeds contributed to Bressi Development will be retained by Bressi Development as a contingency reserve and we have no current plans to spend such funds.

[5] Approximately $870,000, will be used to establish a general working capital reserve for our company. We have projected an aggregate negative carry of approximately $1,470,000 associated with the marketing and fill-up of ActivCare at Bressi Ranch following the completion of construction. This negative carry amount reflects the projected aggregate amount by which ActivCare at Bressi Ranch's expenses (including marketing, staffing, administration and maintenance) are expected to exceed its revenues prior to achieving positive cash flow. William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, directors of our manager, made a loan of $600,000 on an unsecured basis and at an interest rate of 6% per annum, as of October 18, 2011, to RAC Bressi in order to fund our negative carry until the closing of this offering. We will pay additional negative carry amounts over $600,000 out of the working capital reserve we will establish out of the net proceeds of this offering. This loan shall mature on the earlier of the date of the closing of this offering or June 30, 2012. *See* "**INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Funding of Negative Carry.**"

[6] We intend to pay all outstanding principal and accrued interest on the $600,000 loan from Messrs. Chance, Moriarty and Moriarty as of the closing of this offering with proceeds from this offering. If this offering closes on December 31, 2011 the amount of interest that will accrue on this loan will be approximately $7,400. If this offering does not close by January 31, 2012, we anticipate that we will need additional amounts of up to $870,000, to fund our negative carry. Messrs. Chance, Moriarty and Moriarty have agreed to loan us up to and additional $870,000 to fund such negative carry, upon the same terms and conditions as their $600,000 loan to us. To the extent any such amounts are loaned to us by Messrs. Chance, Moriarty and Moriarty, we will repay the principal and accrued interest on such loans with proceeds from this offering.

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## DESCRIPTION OF OUR BUSINESS

### General

Our company was formed in June 8, 2011 to be the parent of Bressi Development and RAC Bressi. Bressi Development was formed on May 5, 2010 to develop, construct and own ActivCare at Bressi Ranch facility on 2.5 acres of land located in the Bressi Ranch master-planned community in Carlsbad, California. *See* "**DESCRIPTION OF OUR PROPERTY**." RAC Bressi was formed on May 25, 2010 to own the operations of ActivCare at Bressi Ranch upon its completion. ActivCare at Bressi Ranch is a 50-unit, and 80 accommodation (beds), senior assisted living facility specializing in the care of memory-affected seniors including those with Alzheimer's disease and dementia. *See* "**-Description of ActivCare.**" For a detailed description of our ActivCare at Bressi Ranch facility see "**DESCRIPTION OF OUR PROPERTY – Description of ActivCare at Bressi Ranch.**"

We have constructed ActivCare at Bressi Ranch using financing derived from a construction loan in the principal amount of $8,000,000 from Mutual of Omaha Bank (which has an outstanding balance of $7,953,887.41 as of November 30, 2011). *See* " – **Description of our Construction Financing.**" Following stabilization of ActivCare at Bressi Ranch, we intend to seek to refinance the loan from Mutual of Omaha Bank with more permanent financing.

Our prospective subsidiary, Bressi Development, has leased our ActivCare at Bressi Ranch facility to our other prospective subsidiary, RAC Bressi. *See* "**- Description of the Lease.**" Pursuant to this Lease, RAC Bressi will operate the facility and will pay rent to Bressi Development. RAC Bressi, has entered into a management agreement with ActivCare Living, Inc., whereby ActivCare Living, Inc. shall manage the operations of the complete ActivCare at Bressi Ranch facility on RAC Bressi's behalf, and following our reorganization transactions, our ownership and operation of ActivCare at Bressi Ranch will be subject to this management agreement. *See* " – **Description of the Management Agreement.**"

### Construction

Bressi Development completed construction of ActivCare at Bressi Ranch as of October 14, 2011, the date of Bressi Development's receipt of its final building inspection. Bressi Development purchased the land upon which ActivCare at Bressi Ranch is built from Bressi Holding on August 1, 2010 for $1,563,000 which it paid by issuing a promissory note to Bressi Holding and HCG Lending with original principal amount of $1,563,000, all of which is currently outstanding. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS – Land Purchase and Associated Loan.**" Of this purchase price, $835,200 of the purchase price was allocated to the land and the remaining $727,800 was allocated to certain development costs for our facility paid by Bressi Holding and HCG Lending for which Bressi Development will receive the benefit. All of such costs are set forth in the table below. Approximately $1,500 of the costs paid by Bressi Holding and HCG Lending were not included in the amount of subordinated promissory note.

| Development Cost Item | | Cost |
|---|---|---|
| Design/Architect/Engineer Fees | | $419,198 |
| Permit Application and Diligence | | $51,873 |
| Site Work and Preparation for Construction | | $11,405 |
| Finance Fees | | $10,037 |
| Construction Interest | | $1,477 |
| Taxes and other impositions | | $195,011 |
| Insurance Premiums | | $3,881 |
| Legal Costs | | $23,613 |
| Marketing Costs | | $962 |
| Administrative Expenses | | $11,801 |
| **TOTAL** | | $729,258 |

A photograph of our completed ActivCare at Bressi Ranch facility is set forth below.


ActivCare
Bressi Ranch

We anticipate that the aggregate costs of construction and development will be $11,133,000, which includes the acquisition cost of the land. Although construction of ActivCare at Bressi Ranch is complete, non-construction costs, such as licensing and negative carry costs, remain subject to fluctuation. Bycor General Contractors, or our contractor, constructed our ActivCare at Bressi Ranch Facility pursuant to a construction contract with Bressi Development, our prospective subsidiary. Our contractor completed construction of our facility as of October 14, 2011, the date of our final building inspection, and we received our certificate of occupancy on November 7, 2011. Our contractor has received a stipulated sum of $5,540,345.22 for the construction of ActivCare at Bressi Ranch

Set forth below is the aggregate development budget for the ActivCare at Bressi Ranch facility as of June 1, 2011. This budget sets forth our company's estimate of the aggregate funds necessary to complete the development of the facility through the achievement of stabilized occupancy. We have projected that it will take between 18 and 24 months for ActivCare at Bressi Ranch to reach a stabilized occupancy rate, which, for purposes of our projections, is 91.25% (as that is a lower occupancy rate than the rates reported for our competitors reported in a market study of a proposed 80-bed assisted living facility at Bressi Ranch, including 64 memory care beds and 16 mild cognitive impairment (MCI) beds, prepared by Valuation and Information Group dated July 10, 2009 and attached hereto as Appendix G1, or the market study). *See* "**- Summary of Market Study**." We have based our projection of the achievement of stabilized occupancy in 18-24 months on the information contained in the market study, which is more conservative than the timeline projected in the market study. The market study has indicated that it would take such a facility like ActivCare at Bressi Ranch approximately 3.2 months to reach stabilized occupancy (which the market study reported to be 95%) for its MCI beds and 12.9 months to reach stabilized occupancy for its memory care beds. We have assumed in our projections that it will take 12 months for our MCI beds to reach stabilized occupancy and 24 months for our memory care beds to reach stabilized occupancy, which is longer than the 3.2 months and 12.9 months projected in the market study. Further, the market study set our stabilized occupancy rate at 95%, which is more in line with our competitors, while we have assumed a lower stabilized occupancy rate of 91.25%. Therefore, we believe our projection of 18-24 months to reach an aggregate stabilized occupancy of 91.25% to be conservative.

Valuation and Information Group made certain assumptions related to the pre-leasing of our facility, our rates, our competition, and our target residents. Specifically, the market study assumed that 15% of the MCI beds and 15% of the memory care beds would be leased prior to our commencing operations. ActivCare at Bressi Ranch opened on November 3, 2011, and as of the date of this offering circular, has a total of 16 residents with an additional 7 beds reserved. There are currently 14 residents occupying memory care beds and 2 residents occupying MCI beds. We have received reservations for an additional 6 memory care beds and 1 MCI bed. Therefore, as of the date of this offering circular, approximately 30% of our memory care beds and 23% of our MCI beds are either reserved or occupied. In addition, the market study made several assumptions, such as: house prices would remain relatively stable in our market area, prospective residents and actual residents would be able to earn interest income of 4% per annum on their retirement savings in order to help pay their costs of living at ActivCare at Bressi Ranch, and the rates we charge would be in line with the market rates charged by our competitors. In addition, the market study only considered competitors in our primary market area that were existing or in actual development at the time it was undertaken (and there were no other competitor facilities under actual development in our primary market area at that time). Management generally does not disagree with the assumptions made in the market study and believes them to be reasonable. However, we have projected achievement of stabilized occupancy more conservatively than the market study, in part, to account for potential variance in the assumptions made in the market study. No assurance can be given that we will achieve stabilized occupancy as projected. Any delay in achieving stabilized occupancy or any unexpected increase in the anticipated development costs set forth below will likely adversely affect our ability to make distributions to you and the value of your Offered Units. ***Additionally, the development budget set forth below is merely our company's best estimate of the costs of development, these costs are (i) subject to change and (ii) have not been reviewed by our independent accountants or any other independent third party.***

***Date:*** **6/1/2011**

**ACTIVCARE AT BRESSI RANCH DEVELOPMENT BUDGET**

| | | |
|---|---|---|
| **Design/Inspection/Testing/Reports** | | **$600,000** |
| **Permits/Fees/Deposits** | | **$390,000** |
| **General Contractor** | | |
| **Site Work** | **$1,081,000** | |
| **General Conditions** | **$350,000** | |
| **Building Cost (39,500 sf @ $104 psf)** | **$4,121,000** | |
| **Subtotal General Contractor** | **$5,552,000** | **$5,552,000** |
| **Fixtures, Furnishing & Equipment** | | **$750,000** |
| **Project Contingency** | | **$12,800** |
| **Financing Fees - Construction/Mini -Perm** | | **160,000** |
| **Construction Interest Reserve** | | **$230,000** |
| **Property Taxes** | | **243,000** |
| **Property Insurance/Bonds** | | **$44,000** |
| **Legal/Organizational Costs** | | **$185,000** |
| **Marketing** | | **$301,000** |
| **Negative Carry[(1)]** | | **$1,470,000** |
| **Construction G&A** | | **$260,000** |
| **Land Purchase** | | **$835,200** |
| **Accrued Interest on Subordinated Debt** | | **$100,000** |
| **Total Development Cost** | | **$11,133,000** |

**(1)** We use the term "negative carry" to mean the operating capital necessary to fund the operating cost (including debt service) of our facility until its operations reach a breakeven point.

**Description of our Construction Financing**

On August 1, 2010, we obtained a loan from Mutual of Omaha Bank, or our senior lender, in the principal amount of $8,000,000.00, which we refer to as our senior loan. Proceeds of our senior loan are being used to pay the costs of the construction of the project. Our senior loan is intended to cover the period of time that the project is under construction as well as approximately three years afterward. This type of financing is generally referred to as a construction loan with a mini-perm component. The mini-perm component reflects the automatic conversion of our construction loan into permanent financing, with a truncated term, hence, "mini-perm," following the completion of construction of our facility. Accordingly, there are two distinct periods of time with respect to our senior loan: the construction period and the post-construction period. The senior lender is secured by among other things a first-position lien on the property.

*Interest Rate.* The interest rate on our senior loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our senior loan during the post-construction period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.

*Loan Term.* Our senior loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the senior loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we achieve a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our earnings before interest, taxes, depreciation and amortization on a monthly basis to the monthly payments required under our senior loan. The term of our post-construction period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our senior loan at any time in whole or in part; provided that we must also pay our senior lender a fee equal to one percent of the prepayment amount. During the construction period of our senior loan, we will only make payments of the accrued interest, but during the post-construction period of our senior loan, we will make payments of interest and principal, based on a twenty-five year amortization schedule, with the balance of the principal amount of the senior loan due on the maturity date.

*Reserves and Construction Funding.* The Lender required that certain accounts be funded at the closing of the senior loan including (i) $300,000 for construction interest reserve account, which the senior lender will use to make our interest payments during the construction period, and (ii) approximately $7,620,000 for the real estate loan account, which the senior lender will use to pay certain construction costs as we reach the construction benchmarks outlined in the senior loan documents.

*Guarantees.* ActivCare Living, Inc., Messrs. Chance, Moriarty, Shetter, Virgadamo and Ms. Barnard and Ms. Blake as well as all of our prospective Class B Members have agreed to guaranty our obligations under the senior loan. A portion of the proceeds of this offering is intended to be used to increase the net worth of Bressi Development in order to reduce the exposure of our guarantors. In addition, ActivCare Living, Inc. and RAC Bressi have agreed to indemnify the lender with respect to the existence or release of hazardous substances on our property in violation of state or federal environmental laws.

*Events of Default.* Under the terms of the senior loan documents the following actions will constitute an event of default:

- We fail to make a payment within 10 days after the due date or on the maturity date;
- We fail to comply with the requirements of the senior loan documents and such failure continues for 30 days after notice from the lender;
- We or any of the guarantors of the senior loan become insolvent, or any of the foregoing dissolve, terminate or liquidate;
- If either the trustor of Mr. Chance's or Ms. McElliott's trust dies and the successor trustor does not execute a new guaranty in favor of the senior lender;
- If any of the information provided to the senior lender or if any representation or warranty given to the senior lender is false or misleading;
- The senior lender fails to have a first priority lien on the property;
- A lawsuit in excess of any insurance coverage where the amount claimed is greater than $250,000 is filed against us or any guarantor of the senior loan, or a judgment in the amount of $250,000 or greater is entered against either of the foregoing;
- If we, ActivCare Living, Inc., RAC Bressi or any guarantor default on any other indebtedness owed to the senior lender;

- If we fail to maintain a debt service coverage ratio of 1.25 to 1 (calculated as EBITDA divided by our contractual debt service) at any time after the first anniversary of the commencement of the post-construction period;
- If we have a net quarterly loss for two consecutive quarters at any time after the first anniversary of the commencement of the post-construction period;
- We fail to construct the building in accordance with the time constraints set forth in the senior loan documents;
- We fail to comply with the terms of a construction draw request;
- If construction of the project is discontinued for five consecutive business days or more for any reason other than acts of God, labor disputes, strikes, lockouts, fire, earthquake, war, riots or other causes beyond our reasonable control; and
- If we default under the loan from Bressi Development and HCG Lending that was provided to assist with our acquisition of the property, which we refer to as our subordinated loan.

*Transfer.* Under the terms of the senior loan documents we may not transfer any direct or indirect interest in ourselves without providing notice to the senior lender or obtaining the lender's prior written consent (depending on the amount of the interest being transferred), but in no event are we permitted to transfer such an interest if it would result in a change in control over our management. Any other such transfer is in violation of the terms of the senior loan and is a default. We have obtained our senior lender's consent with respect to our reorganization transactions and the sale of the Offered Units.

*Insurance.* Prior to the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $2,000,000 (annual aggregate), and umbrella coverage of not less than $10,000,000, as well as builder's all-risk insurance. After the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $3,000,000 (annual aggregate), special cause or loss in the amount of the full insurable value of the replacement cost basis of the improvements, and worker's compensation insurance in accordance with applicable law. All insurance policies must be from a company with a rating of "A" VII or better by A.M. Best Co., name the senior lender as an additional insured, provide the senior lender 30 days' prior written notice to the non-renewal or cancellation of the policy, be evidenced by a certificate of insurance, and be in form and amount satisfactory to the senior lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial construction loans, which include maintaining all proper permits and licenses to construct the premises and operate our business, operate our business solely as a healthcare facility, provide routine financial reports, not incur additional indebtedness, or (if we fail to maintain the appropriate debt service coverage ratio) pay dividends.

**Plan for Permanent Financing**

When our ActivCare at Bressi Ranch facility is generating earnings before interest, taxes, depreciation and amortization, or EBITDA, (net of capital expenditure reserves) resulting in a 1.5 debt service coverage ratio (the ratio of EBITDA, net of capital expenditure reserves, to the debt service on our senior loan) based on annualizing 6 months trailing EBITDA we intend to request that Mutual of Omaha Bank, our senior lender, agree to increase the amount we may borrow under our senior loan to approximately $11,763,000. ActivCare at Bressi Ranch's EBITDA equals the facility's gross revenues less its expenses, excluding its interest, tax, depreciation and amortization expenses. In connection with this requested increase in our senior loan amount, we intend to request that our senior lender permit us to disburse approximately $2,300,000 in proceeds of the increased senior loan to return a portion of the capital contributed to us by the purchasers in this offering.

Regardless of whether we are able to achieve the intended increase in our senior loan, we intend to apply to refinance our senior loan with a new loan which would be guaranteed by the Federal Housing Administration (FHA), a part of the U.S. Department of Housing and Urban Development (HUD). We may not close on a refinancing guaranteed by the FHA until 36 months following our receipt of a certificate of occupancy for ActivCare at Bressi Ranch, which we received on November 7, 2011. However, because the application process for an FHA guaranteed loan can take up to 24 months, we intend to begin the application process between the 24th and 36th month following our receipt of a certificate of occupancy.

We believe that refinancing our existing senior loan with an FHA guaranteed loan will enable us to gain more favorable terms on our senior debt, thereby reducing our debt service and enhancing our ability to make distributions to you.

Our objective in pursuing this financing strategy is to enable us to return the $5,000,000 of capital invested by investors in this offering in two installments, $2,300,000 in the third year following the closing of this offering and $2,700,000 in the fourth year following the closing of this offering. The first installment would be related to the increase of our senior loan, and the second installment would be related to the refinancing with an FHA guaranteed loan. However, there is no guarantee that we will be able to increase our senior loan or refinance with an FHA guaranteed loan, and, therefore, we cannot guarantee that we will return your capital contributions in the time period set forth below or at all.

The return of your capital would be pursuant to our operating agreement's requirements for the distribution of net proceeds from capital transactions. Our operating agreement obligates us to first use any net proceeds from a capital transaction (subject to our manager's right to retain reserves) to return the capital contributions of the purchasers of our Offered Units. Our Class A Members will be required to accept the return of their capital contributions; however, they will remain Class A Members and will retain their Offered Units. Following the return of some or all of our Class A Members' capital contributions, we will continue to distribute operating cash flow, if any, and subject to our manager's discretion to make distributions, pro rata to our Class A Members such that they receive the greater of (i) an 8% annual non-compounding, non-cumulative preferred return on their unreturned capital contributions to us (which would be zero if we return the entirety of our Class A Members capital contributions) or (ii) 50% of our distributable operating cash flow, until such time as our Class A Members have received distributions (whether from operating cash flow or net proceeds from capital transactions) resulting in a 10% internal rate of return on their initial investments in us. Once our Class A Members have achieved a 10% internal rate of return, they will still receive, pro rata, 25% of any operating cash flow or net proceeds from capital transactions distributed by us. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

**Summary of Operations over the Next Twelve Months**

Our contractor completed construction of ActivCare at Bressi Ranch as of October 14, 2011 and ActivCare Living, Inc. has begun marketing our facility to prospective residents pursuant to our management agreement with it. ActivCare Living, Inc. anticipates using community outreach, referral development, prospective resident tours, phone calls to our prospective resident database and community events for prospective residents in order to achieve and maintain our projected occupancy levels. Sixteen of the 80 beds in our facility are already occupied, and ActivCare Living, Inc. has already received reservations for an additional seven beds.

ActivCare Living, Inc. will supervise admissions of residents to our facility. Because our residents range from moderately to severely cognitively impaired, an adult child, spouse or other legally appointed responsible party must serve as the decision maker when seeking a placement in our facility. This decision maker is also required to guaranty payment of our rates and fees with respect to the applicable resident. Before admitting a resident to an ActivCare® program, ActivCare Living, Inc. personnel go through a detailed process of assessing the prospective resident's care needs, and of disclosing to the resident's decisions maker the rates and other fees to be charged for the care of the prospective resident. Finally, ActivCare Living, Inc. and the resident's decision maker will execute an admission agreement which includes the terms of the residency and the fees for care.

We have projected that the amount by which our operating costs (including debt service) will exceed our revenues, prior to our reaching a breakeven point, will be approximately $1,470,000, which we term "negative carry" and we intend to set aside a working capital reserve from the proceeds of this offering in order to fund such negative carry. During the period from the completion of construction of ActivCare at Bressi Ranch through the closing of this offering we anticipate RAC Bressi will use the proceeds of a $600,000 loan from William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, are directors of our manager, to fund our negative carry. Assuming this offering closes on December 31, 2011, we have projected the maximum negative carry to be funded to be $464,000. Messrs. Chance, Moriarty and Moriarty made the loan to RAC Bressi as of October 18, 2011 and participate in the loan in the following percentages: William M. Chance – 42.13%, Daniel A. Moriarty – 42.1%, D. Kevin Moriarty – 15.74%. This loan is made on an unsecured basis and bears interest at 6% per annum. This loan will mature on the earlier of the date of the closing of this offering or June 30, 2012. Upon the closing of this offering, we intend to pay off the principal and all accrued interest the loan from Messrs. Chance, Moriarty and Moriarty from the general working capital reserve we will establish to fund the negative carry of ActivCare at Bressi Ranch. *See* "**ESTIMATED USE OF PROCEEDS**" and *see* ""**INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Funding of Negative Carry.**"

Excluding the $600,000 loan from Messrs. Chance, Moriarty and Moriarty, and assuming that this offering closes by January 31, 2012, we have projected that we will not need to raise additional funds in the next six months, or during the 18 to 24 months we have projected it will take ActivCare Living, Inc. to bring our facility to stabilized occupancy (91.25%). If this offering does not close by January 31, 2012, Messrs. Chance, Moriarty and Moriarty have agreed to fund our negative carry up to an additional $870,000 upon the same terms and conditions as their $600,000 loan to us.

We do not believe that we will have the ability to make distributions to our members during our first twelve months of operation because we do not anticipate achieving positive cash flow during such period. Additionally, prior to our being able to make distributions to you without our senior lender's consent, we must achieve and maintain a debt service coverage ratio of 1.25 to 1. *See* "**RISK FACTORS – Risks Related to Our Financing – *The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio of 1.25 to 1, therefore you may not receive distributions until such time as we achieve and maintain the target debt service coverage ratio.***" Our debt service coverage ratio is calculated on a quarterly basis and equals our earnings before interest, taxes, depreciation and amortization (EBITDA) for such quarter divided by the debt service on our senior loan for such quarter. Based on the current interest rate climate, including the Federal Reserve's recent pledge to keep interest rates at their current levels through mid-2013, we believe that we will not be paying interest at more than the floor rates on our construction loan which are 5.25% during the construction period and 5.75% during the post-construction period during approximately the next two years. This results in monthly payments of $35,000 during our senior loan's construction period and $50,328 during the post-construction period in which we will make payments of principal and interest on a 25-year amortization schedule. At $35,000 per month and a 1.25 debt service coverage ratio, our EBITDA would need to be $43,750. However, as soon as we reach a 1.25 to 1 debt service coverage ratio, our senior loan will enter the post-construction period which will result in our interest rate increasing to at least 5.75% and the commencement of the payment of principal based on a 25-year amortization schedule. These changes would increase our monthly debt service to $50,328 (assuming our interest rate remained at 5.75%), and we would require an EBITDA of $62,910 in order to achieve a debt service coverage ratio of 1.25.

**Description of the Lease**

On or about August 1, 2010, Bressi Development entered into a lease with RAC Bressi wherein RAC Bressi leases from Bressi Development and Bressi Development leases to RAC Bressi the property and the to-be completed improvements. We have entered into this lease because the land and improvements forming our ActivCare at Bressi Ranch facility are owned by one of our prospective subsidiaries, Bressi Development, and operations are owned by our other prospective subsidiary, RAC Bressi. The ownership of the real property and the ownership of the operations are separate because Bressi Development is the borrower under our senior loan while RAC Bressi is not. We intend for the ownership of the real property to remain separate from the ownership of ActivCare at Bressi Ranch's operations because we expect that any lender with whom we would refinance our senior loan would require restrictions on distributions of the cash flow of its borrower (Bressi Development). Below is a description of the material terms of the lease.

| | |
|---|---|
| ***Lease Landlord*:** | Bressi Development LLC |
| ***Lease Tenant*:** | R.A.C. Bressi, LP |
| ***Leased Premises*:** | 2.5 acres of land that consists of our property and the improvements to be constructed thereon. |
| ***Ownership of Improvements*:** | During the term of the Lease and afterwards the improvements shall remain the property o the landlord, Bressi Development |
| ***Term*:** | 25 years from the commencement date |

| | |
|---|---|
| ***Rent*:** | Rent shall commence being payable when the senior loan enters the post-construction period, and rent shall be equal to the monthly payments required under the terms of the senior loan and the subordinated loan, which we anticipate will be equal to $35,000 per month, if interest rates remain the same. Rent will increase if the monthly payments under our senior loan increase. If interest rates remain the same, when the post-construction period begins we expect our debt service, and therefore our rent, will equal $50,328 monthly. Our monthly payments under our senior loan will increase if interest rates increase and our rent payments will increase accordingly. *See* "**DESCRIPTION OF OUR PROPERTY – Description of Our Senior Loan**".<br><br>The tenant shall also pay as additional rent all utilities, real estate taxes, personal property assessments, all insurance required by the senior loan. |
| ***Renewal Option*:** | The Lease contains no Renewal Option for either the Landlord or the Tenant. |
| ***Construction:*** | Under the Lease, the landlord is required to construct the improvements to be built on the property in order to permit the tenant to operate our business. |
| ***Repairs and Maintenance*:** | Tenant shall be solely responsibility for cleaning, repair and maintenance of the property and the improvements, including exterior walls, load bearing walls, roof and structural elements of the improvements. |
| ***Casualty and Eminent Domain*:** | In the event of a casualty tenant is fully responsible for repairing and rebuilding the improvements. Rent under the Lease will not change or abate during any such rebuilding period. Tenant or landlord may terminate the Lease if the casualty occurs in the last three years of the Lease term or the costs of repair exceed 25% of the full replacement value of the improvements. Further in the event that insurance proceeds do not cover at least 80% of the rebuilding costs, either party may terminate the Lease. If any portion of the Property is taken by power of eminent domain, then the Lease shall terminate, and all proceeds from such taking shall be property of the landlord. |
| ***Estoppel Certificate*:** | Each party shall execute an Estoppel Certificate within 5 days of a request by the other party. |
| ***Insurance*:** | Tenant is responsible for maintaining insurance in compliance with the terms of the senior loan. The landlord shall be named as an additional insured. |
| ***Hazardous Materials*:** | The landlord is responsible for any hazardous materials that may be found on the property, to the extent that the tenant is not responsible for such materials. |
| ***Defaults*:** | The following shall constitute a default by the tenant under the Lease:<br>• The failure to pay when due any sums owed to the landlord under the Lease;<br>• The abandonment of the premises by the tenant;<br>• The failure of the tenant to do any of the actions required of it under the Lease;<br>• The tenant making an assignment for the benefit of creditors or the filing of a bankruptcy petition naming the tenant as a debtor, which petition is not dismissed within 60 days, the appointment of a receiver, or the judicial seizure of all or substantially all of the tenant's assets. |

**Description of the Management Agreement**

We believe that it initially will be most cost effective to outsource the management and operation of ActivCare at Bressi Ranch to ActivCare Living, Inc.. Accordingly, our prospective subsidiary, RAC Bressi has entered into a management agreement with ActivCare Living, Inc. (f/k/a Health Care Group), which agreement is enclosed on CD-ROM with this Offering Circular as Appendix D1. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Management Agreement.**" Pursuant to this agreement, we will be obligated to pay ActivCare Living, Inc. an annual fee equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations. The management fee is payable on the first of the month in advance, and to the extent that 5.0% of gross revenues from operations exceeds $18,000 for any given month, ActivCare Living, Inc. is paid the difference at the end of such month. The term of the management agreement will be for 10 years from the date ActivCare at Bressi Ranch is placed in service, and the management agreement shall be extended for one-year terms prior to the end of the current terms unless either party gives the other written notice within 90 days' prior to the end of such term.

During the term of the management agreement, ActivCare Living, Inc. will generally be responsible for operating ActivCare at Bressi Ranch on our behalf. ActivCare Living, Inc. shall solely be responsible for the following duties: the hiring and firing of the personnel necessary to operate and maintain the Facility, establishing the rates and charges for the services provided by ActivCare at Bressi Ranch, negotiate with tenants and prospective tenants with respect to occupancy, the facilities, and their payment of rent. ActivCare Living, Inc.'s operation of ActivCare at Bressi Ranch must at all times substantially conform to an annual budget that they will provide, and we will approve. ActivCare Living, Inc. shall provide computer services to us at ActivCare at Bressi Ranch necessary for the operation of ActivCare at Bressi Ranch and shall maintain appropriate books and records on our behalf. ActivCare Living, Inc. shall also negotiate with and engage contractors and suppliers if any improvements are needed to be made to ActivCare at Bressi Ranch. However, ActivCare Living, Inc. shall be required to seek our prior consent before purchasing capital assets in excess of $10,000 at one time, or $25,000 during any calendar year that are not provided for in the approved annual budget. Finally, ActivCare Living, Inc. shall maintain insurance coverage in compliance with the terms of the senior loan. ActivCare Living, Inc. will pay on our behalf the operating expenses incurred in connection with their operation of ActivCare at Bressi Ranch. We shall be responsible to pay the operating expenses of ActivCare at Bressi Ranch if the funds from operations are insufficient to pay for all operating expenses. Messrs. Chance, Shetter and Moriarty and Ms. Barnard are the executive officers and directors of both ActivCare Living, Inc. and Income Property Group, our manager. Therefore, the same individuals will be making decisions for ActivCare Living, Inc. as will be making decisions for us.

Under the terms of the management agreement, we are granted a license by ActivCare Living, Inc. to use the ActivCare® name, brand and materials in connection with the ownership, advertising and operation of ActivCare at Bressi Ranch. Such materials include the memory care techniques, program manuals and related trademarks associated with the ActivCare® brand. Further, we are obligated to use these materials in connection with the management and operation of ActivCare at Bressi Ranch. Accordingly, if the management agreement is terminated for any reason, so too is our license to use these materials, and we will be required to develop and employ other methods in connection with the operation of our business, or seek another third party management company who can operate the former ActivCare at Bressi Ranch in a similar manner.

ActivCare Living, Inc. is required by the management agreement to utilize its standard, developed management techniques to provide a high standard of resident care and operating efficiency during the term of the management agreement. If ActivCare Living, Inc. fails to maintain the applicable government licenses or approvals for ActivCare at Bressi Ranch, or fails to perform its obligations under the management agreement, or fails to operate ActivCare at Bressi Ranch in compliance with the approved budget, we may terminate the management agreement "for cause" without waiting for the end of the current term.

**Description of ActivCare Living, Inc. and its Services**

We have engaged ActivCare Living, Inc. to operate ActivCare at Bressi Ranch on our behalf. ActivCare Living, Inc. was formed in 1981 as Health Care Group, changing its name to ActivCare Living, Inc. in November 2011. It managed nine total senior housing and care communities through September 1, 2011, eight of which are located in California and one is located in Alabama. ActivCare Living, Inc. elected not to renew its management agreements relating to seven of the senior housing and care communities as of September 1, 2011 in order to focus on developing and managing freestanding memory care communities based on its ActivCare® program, such as ActivCare at Bressi Ranch. ActivCare Living, Inc. has further determined that it is in its best interests to cease management of the facility in Alabama in order to focus on operations in southern California. Following the expiration of the management agreements relating to the above described seven facilities, and the cessation of management of the Alabama facility, ActivCare Living, Inc. now operates only one facility excluding ours. The nine facilities that ActivCare Living, Inc. managed through September 1, 2011 contained 1,946 beds, and the facility (excluding ours) that ActivCare Living, Inc. currently manages contains 126 beds.

In 1988, ActivCare Living, Inc. sponsored and began management of its first stand-alone, purpose-built, Memory Care community (which become the model for ActivCare®), where ActivCare Living, Inc. developed its 24-hour residential services model to combine the benefits of day-time memory care facilities with 24-hour assisted living facilities. ActivCare Living, Inc. has been a leader in the memory-care and the assisted living industry in California, and has sponsored legislation (SB 481 and SB 732) regarding the licensure of secured perimeter memory care facilities.

## Description of the Assisted Living Industry

Our company's business, the operation of ActivCare at Bressi Ranch, is a part of an industry known as the assisted living industry. The term "assisted living facility" generally refers to a facility that provides housing, supportive services, personalized assistance with activities of daily living and healthcare to its residents, and such facilities are usually licensed, certified or registered by the state in which they operate. Seniors who choose assisted living receive assistance customized to their needs and benefits that enrich their lives and promotes independence and wellbeing. Most assisted living facilities are required to maintain available staff at all times to meet both scheduled and unscheduled needs.

### *Demand*

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050). Over the next five years the fastest growing age group is expected to be the 65+ population. In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications of this increase on the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons. The larger number of elderly persons will also place greater pressure on the budget for the Medicare program and other government programs, such as Medicaid, which pays for about half the total costs of nursing home care.

The total projected expenditure for all services from the age of 65 years until death is $164,505. Of this amount, $105,342 is for Medicare plus cost sharing, $34,205 is for nursing home care not covered by Medicare, $11,428 is for home health care not covered by Medicare, $9,546 is for prescription drugs and $3,984 is for vision, dental care and durable medical equipment (see following table). Total expenditures from the age of 65 years until death rise substantially with longevity, from $31,181 for persons who die at the age of 65 years to over $200,000 for those who die at the age of 90 or older.

### *New Construction Activity*

To meet this increase in demand for senior housing there has been an increase in construction of dwellings for individuals over the age of 65. The American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry identified a total of 2,035,303 existing units in the 100 largest metropolitan areas of the country, and of those, 41,040 senior apartments, assisted living units, independent living units, dementia care units and nursing care units are under construction. The 2009 report identified 420 new or expanding senior housing properties under construction containing 41,040 units/beds. These numbers reflect construction activity within freestanding, combined and continuing care retirement community properties.

The senior properties tracked include a small number of HUD Section 202 properties and other types of affordable properties, in addition to market rate rental senior apartments. The number of senior housing units under construction in 2009 (420) is less than was being constructed in 2008 (461) and lower than the survey's peak year (1998) in which 614 senior housing properties were reported to be under construction. Including the units in expansions to existing properties, senior apartments account for 27% of all senior housing units under construction. There are 12,656 new independent living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, independent living units account for 31% of all senior housing units under construction. There are 7,793 new assisted living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, assisted living units account for 19% of all senior housing units under construction. There are 2,810 new dementia care units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, dementia care units account for 7% of all senior housing units under construction. Data collected in 2009 reveals that independent living units represent 31% of the total national sample of seniors housing units under construction, followed by senior apartment units (27%), assisted living units (19%) and dementia care units (7%). The balance is comprised of nursing care units (16%).

***California Regulatory Overview***

*The following summary describes material provisions of California law related to the operation of a senior assisted living facility in the state of California, but it is not an exhaustive or complete descriptions of California's laws related to the operation of a senior assisted living facility such as ActivCare at Bressi Ranch.*

Because our company's ActivCare at Bressi Ranch facility will be located in the state of California, we will be required to comply with California state laws, regulations and licensing procedures regarding the ownership and operation of an assisted living facility. The Department of Social Services, Community Care Licensing Division licenses assisted living facilities and adult day care centers in California. Senior assisted living facilities, such as the anticipated ActivCare at Bressi Ranch Facility, are licensed as Residential Care Facilities for the Elderly ("RCFE"). Two new laws enhancing resident protection took effect in 2009. The first, Health and Safety (H&S) Code Section 1569.658 requires licensees annually to disclose rate increases from the previous three years of operations to prospective residents. The second, H&S Code Section 1569.695 requires licensees to establish plans for sheltering residents for up to 72 hours in the event of an emergency or disaster. In addition, the State of California does not offer its residents or those that provide senior living facilities any waivers or reimbursements that would allow the residents or providers to obtain reimbursements for the costs and expenses associated with residing in a facility like ActivCare at Bressi Ranch from federal or state health programs, such as Medicare or Medicaid. Accordingly, our residents will be solely responsible for paying their expenses in connection with residing at ActivCare at Bressi Ranch.

An RCFE is a housing arrangement chosen voluntarily where 75% of the residents are 60 years of age or older and where varying levels of care and supervision are provided, as agreed to at the time of admission or as determined at subsequent times of reappraisal. Younger residents must have needs compatible with other residents. An admission agreement must be completed prior to a resident being accepted. The agreement must include available basic and optional services, service rates, payment provisions and refund conditions. Written notice must be given to a resident 60 days prior to any basic rate change. Admission agreements should also disclose:

- A comprehensive description of any items and services provided under a single fee;
- A description and schedule of all items and services not included in the single fee;
- A description of any preadmission fee (a licensee cannot require a preadmission fee from a recipient under the State Supplementary Program for the Aged, Blind and Disabled);
- An explanation for the use of third-party services;
- A comprehensive description of billing and payment policies and procedures;
- Conditions under which rates may be increased;
- Policy concerning family visits and refunds; and
- Conditions under which the agreement may be terminated.

The agreement should also include eviction policies and procedures and information about the facility's closure plan in the event of a closure.

*Scope of Care*

An RCFE may provide assistance with activities of daily living, observation and reassessment, postural support that can be released by the resident, and other types of care as well as other incidental medical services. These incidental medical services include administration of oxygen, catheter care, colostomy/ileostomy care, contractures, diabetes, enemas/suppositories, incontinence, injections, intermittent positive pressure breath machine, Stage I and II dermal ulcers and wound care. Health-related conditions specified in regulations can be cared for as long as the applicable RCFE regulations are followed and those procedures and services requiring a nurse or physical therapist are provided by the appropriately skilled professional. Terminally ill residents may remain in the facility and receive services from a hospice agency. The facility staff, however, is still prohibited from providing any care beyond that allowed within the parameters of the RCFE license.

There are several residential requirements that exist for the benefit of both the facility and the residents. Residents may not be admitted if they have active communicable tuberculosis; require 24-hour skilled nursing or intermediate care; have a mental disorder resulting in ongoing behavior that would upset the general resident group; would require a greater amount of care and supervision than the other residents; or cannot generally benefit from the program services available at the facility. Residents must be assessed prior to move-in, however, there is no standardized form required. Residents diagnosed by a physician as having dementia may be admitted if certain requirements are met, including an annual medical assessment, adequate supervision, enhanced physical plant safety requirements (including a secure perimeter) and an appropriate activity program. A 30-day notice may be issued by the facility for: nonpayment of the basic services within 10 days of the due date; failure to comply with the state or local law; failure to comply with general facility policies; the resident is no longer appropriate for the facility and level of care; or if there is change in the use of the facility. If evidence supports that a resident is a threat to himself or others, a three-day eviction notice may be granted.

*Facility Requirements*

The California regulations allow for private or semiprivate resident rooms, which must be of sufficient size to allow for easy passage of the resident and equipment. A maximum of two residents is allowed per resident room. Private and shared toilets, bathing and lavatory facilities are permitted. There must be at least one toilet and washbasin per six persons and one bathtub or shower for each 10 persons including residents, family and facility dwelling staff. Prior to being licensed, each facility must secure and maintain an appropriate facility fire clearance approved by the fire authority have jurisdiction.

For residents having dementia, use of egress alert devices, delayed egress and locked facility doors and perimeters are allowed if specified additional requirements are met. Delayed egress and locked doors/perimeters require special fire clearances, and are only allowed with approval from state regulators. Resident and/or responsible person consent is required prior to use of delayed egress devices or locked facility doors.

*Staffing Requirements*

In RCFEs caring for 16 or more residents, there must be awake night staff. In facilities with dementia residents, there must be an adequate number of direct care staff to support each resident's physical, social, emotional, safety and health care needs as identified at time of admission or reassessment. A site administrator must complete a 40-hour initial Certification Training Program from one of the department's approved training vendors and pass a written test. Nursing home administrators must complete 12 of the 40 hours in areas of laws and regulations, use and misuse of medication, and resident admission, retention and assessment procedures if they possess a valid Nursing Home Administrator license. Nursing home administrators with a current and valid administrator's license are exempt from taking the test administered by the department.

To administer a facility licensed for 16 or more residents, an administrator must have specified college or continuing education credits and must have at least one year's experience providing residential care to the elderly. All employees in facilities of 16 or more residents must complete 16 hours of initial training, including eight hours of shadowing training. Direct care staff must pass an exam and complete additional training per 12-month period. Facilities must retain documentation that proves a consultant pharmacist or nurse has reviewed the facility's medication program and procedures at least twice a year.

All staff who assist residents with personal activities of daily living must receive at least 10 hours of training within the first four weeks of employment and at least four hours annually thereafter. Staff providing direct care to residents must complete a first aid course by such agencies as the Red Cross and each RCFE shall provide training in recognizing and reporting elder and dependent adult abuse. Prior to admission of a resident with a restricted health condition, the licensee shall ensure that facility staff who will participate in meeting the resident's specialized care needs complete training provided by a licensed professional to meet those needs, which should include hands-on instruction in general procedures and resident-specific procedures.

Administrators must complete 40 hours of continuing education units every two years in areas related to any of the uniform core knowledge areas and must include eight hours in Alzheimer's disease and dementia training. Administrators that hold a current license are only required to complete 20 of the 40 hours of continuing education.

***Regional Analysis***

ActivCare at Bressi Ranch will be located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is a premium and, thus, real estate is expensive even by southern California standards. The annual *Forbes Magazine*, which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years, the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the 75 and older population in the U.S. grew 13.7% and is expected to grow 7.7% over the next five years. From 2000 to 2009, the 75 and older population in San Diego County grew 13.0% and is expected to grow 2.4% over the next five years. During the same period, the 75 and older population in Carlsbad grew 33.1% and is expected to grow 5.9% over the next five years. Over the next five years, the 75 and older population is projected to increase by 426 in Carlsbad and increase by 4,223 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the 85 and older population in the U.S. grew 35.4% and is expected to grow 13.5% over the next five years. From 2000 to 2009, the 85 and older population in San Diego County grew 49.2% and is expected to grow 11.6% over the next five years. During the same period, the 85 and older population in Carlsbad grew 88.4% and is expected to grow 19.7% over the next five years. Over the next five years, the 85 and older population is projected to increase by 419 in Carlsbad and increase by 6,296 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the households in the U.S. grew 9.3% and are expected to grow 5.2% over the next five years. From 2000 to 2009, the number of households in San Diego County grew 8.4% and is expected to grow 5.9% over the next five years. During the same period, the number of households in Carlsbad grew 26.5% and is expected to grow 12.1% over the next five years. Over the next five years, the number of households is projected to increase by 4,828 in Carlsbad and increase by 63,252 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the household size in the U.S. declined 0.3% and is expected to decline 0.1% over the next five years. From 2000 to 2009, the household size in San Diego County grew 0.5% and is expected to grow 0.1% over the next five years. During the same period, the household size in Carlsbad grew 0.6% and is expected to grow 0.1% over the next five years. *Source: Valuation and Information Group.*

Population is expected to increase in the city, county and nation over the next five years. The 75-plus population is expected to increase slightly in the city and county over the next five years. Average and median incomes are expected to increase in the city, county and nation over the next five years. Based upon the increase in the overall population in the city and county, the slight increase in the 75-plus population in the county, coupled with income gains, we believe demand for our assisted living services will increase. *Source: Valuation and Information Group.*

ActivCare at Bressi Ranch is located in a newly developed, growing planned community in the well-developed suburban community of Carlsbad. Its primary competitors will be located in Carlsbad and the neighboring cities of Vista, San Marcos and Encinitas. Based on a market analysis performed on behalf of our manager by Valuation & Information Group, residents of this north county area do not generally travel to urban San Diego in search of retirement living, nor does the reverse generally occur. Areas north and east of Carlsbad are sparsely populated for many miles. The area directly north of ActivCare at Bressi Ranch, which extends to the southern border of Oceanside, is undeveloped and mountainous. Therefore, the northern border of the primary market area, or PMA, from which ActivCare at Bressi Ranch is expected to draw most of its residents is defined as the southern edge of Oceanside due to the fact that residents must travel west or east around this mountainous area in order to access our area. The southern border of the PMA is defined as the southern edge of Carlsbad. The eastern border is Highway 78 and Rancho Santa Fe Road, which run along the north side of undeveloped mountainous terrain. The western border is the Pacific Ocean. The secondary market area, which is the area from which it is expected that we will draw the remainder of our residents, is considered to be the remainder of metropolitan San Diego.

***Primary Competitors***

Within the primary market area there are six operating competitors that offer assisted living/memory care services. The market study defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas. The secondary market area is the area from which the remainder of the intended residents will be drawn, which the market study defines as the balance of the San Diego Metropolitan Area. Our primary competitors have, in the aggregate 545 beds, which as of the date of the market study, were 97.3% occupied. The specific memory-care beds offered by our competitors were 99.3% occupied. Our intended rates for services will generally be similar to those of our competitors; however, our highest rates will be higher than the highest rates charged by our competitors, and our lowest rates will also be higher than the lowest of our competitor's rates. However, we believe that because our rates are all-inclusive that overall our rates will be generally lower than the sum of the rates charged by our competitors for similar services. *Source: Valuation and Information Group.*

All of our competitors provide the same basic services that will be included in our basic rate. Specifically, these services include: meals, housekeeping, linen service, transportation services, utilities, maintenance, structured activities and social services. In addition, they all also provide medication management and all but one provide secured Alzheimer's housing. Like us, each competitor expects its residents to pay individually for their services, and none rely on social security, Medicare or Medicaid for reimbursement of their services. Our residents will be required to independently pay our rates and will not be entitled to rely on government assistance programs because the State of California does not offer its residents (or its senior living providers) waivers or reimbursements from federal or state health programs, such as Medicare or Medicaid. The main difference between us and our competitors (besides the ActivCare® specific program) is that we offer an all-inclusive plan, while our competitors generally offer only an a la carte rate structure. We believe that the all-inclusive rate structure is beneficial because it allows residents and their guardians to better budget for living expenses.

The market study indicated that the demand for assisted living/memory care facilities would increase over the next several years because the overall population was expected to increase during that timeframe and the percentage of the population that was over the age of 65 was also expected to increase, which we expect to result in an increase demand for assisted living/memory care facilities. *Source: Valuation and Information Group.*

## DESCRIPTION OF OUR PROPERTY

### General

The land upon which ActivCare at Bressi Ranch is constructed consists of a 2.5 acre unimproved parcel of land within a master-planned community known as "Bressi Ranch" located in Carlsbad, San Diego County, California, or the Property. The Property was acquired by Bressi Holding from a third-party seller in December of 2004 for $550,384.98. In October of 2008, Bressi Holding submitted project development plans to the City of Carlsbad, or the City, for a residential memory care facility to be constructed on the Property. The City approved a Conditional Use Permit for the project development plans in June of 2009. Construction of ActivCare at Bressi Ranch was completed as of October 14, 2011.

The Property is physically situated in the southwest quadrant of the intersection of Nygaard Street and Town Garden Road in Carlsbad, California. The Property is bound to the north by Town Garden Road and across from a condominium complex. To the northeast of the Property is the Bressi Village shopping center. The south of the Property is bound by Paradise Road, across which are single-family homes. The east of the Property is bound by Nygaard Street, across which is a park. To the west of the Property is Cottage Drive, across which are single-family homes.

A Phase I environmental assessment of the Property was prepared in July of 2009, or the 2009 Phase I, with respect to a proposed mortgage loan on the Property. The 2009 Phase I was conducted in accordance with ASTM Practice E 1527-05 and with portions of the U.S. Department of Housing and Urban Development Multifamily Accelerated Processing Guide, Chapter 9. The purpose of the study was to identify if any recognized environmental conditions, or REC's, existed at the Property, which means the preparer was looking to identify the presence or likely presence of any hazardous substances or petroleum products on the Property under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances or petroleum products into structures on the Property or into the ground, ground water or surface water of the Property. The 2009 Phase I report concluded that no evidence of REC's was identified at the Property. The only de minimis condition identified at the Property, meaning a condition which generally does not present a threat to human health or the environment and that generally would not be the subject of an environmental enforcement action, was a trench plate located at the southwest portion of the Property that was reportedly left behind from previous residential construction activity in the area. The report also noted that no evidence of the disposal of hazardous substances or petroleum products was observed on the Property.

Bressi Ranch is located approximately four miles east of downtown Carlsbad, California, and is a master-planned, mixed-use community featuring eight residential neighborhoods and approximately two million square feet of planned commercial and industrial space in campus-style office parks. Bressi Ranch also features 187 acres of dedicated natural open space in eight distinct parks. The area is served by the Carlsbad Unified School District and the private Pacific Ridge School. Bressi Ranch has a community center known as "The Village Club", which is a Monterey-Bay design containing an Olympic-sized lap swimming pool, a spa, a wading pool, outdoor fireplaces and barbeque areas, a kitchen area and event space. The community also features various restaurants and shopping in an area known as "Bressi Village".

**ActivCare at Bressi Ranch**

ActivCare at Bressi Ranch consists of a 50-unit, 80 accommodation (beds), single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services. The building has four wings with unique accommodations. One wing is designed to accommodate residents with mild cognitive impairment. These residents need a programmed environment but do not need a secured perimeter, as they do not have a propensity to wander. Two of the four wings are dedicated to the ActivCare® program, a proprietary care and activity program designed and owned by ActivCare Living, Inc., for those residents with Alzheimer's disease and other dementia related disorders. These residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.

The fourth wing of the building is the ActivCare® Plus area, another proprietary care program designed by ActivCare Living, Inc., which is dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well-being. These residents have become transfer and wheelchair dependent, and the ActivCare® program is modified to meet their needs based upon their diminished physical capacity. Comprehensively, ActivCare at Bressi Ranch is designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow ActivCare Living, Inc. to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.

The goals of the ActivCare® program are to provide its residents with comfort and a feeling of community, while providing the residents with the level of care they require, which is based on their level of cognitive functioning and impairment. The ActivCare® program is designed to provide compassionate care and promote self-esteem by providing residents with a structured, daily routine of therapeutic activity programs, which we believe (and research has demonstrated) restores feelings of usefulness and sociability to individuals that would otherwise become frustrated and withdrawn as their level of functioning deteriorates. The types of activities offered at ActivCare® include memory-exercising activities, creative workshops, and interactive indoor and outdoor pursuits. The ActivCare® program also involves social activities on a regular basis that involve family and friends of the residents.

ActivCare at Bressi Ranch is licensed by the State of California as a Residential Care Facility for the Elderly, or RCFE, and all units in the building are licensed to permit the delivery of non-ambulatory assisted living/memory care services along with an expanded plan of operation that addresses the level of care needed by residents with dementia that permits us to house residents with dementia. This licensure permits residents to receive any level of memory care services, depending on their needs, without having to relocate within the building. Further, we will require of each potential resident, prior to admittance, a current physician's report as well as an assessment by a member of the manager's staff to assess the individual's level of functioning and help us tailor a program to suit that person's needs. We received our RCFE license from the State of California Department of Social Services on November 4, 2011.

We generally intend to enter into resident agreements providing individuals a room or a bed, in addition to other services, on a monthly basis, which resident agreements will automatically renew for an additional month unless the resident provides 30-days' notice prior to moving out. We expect residents to pay us directly for our services, and we will not bill a third-party (i.e., an insurance provider, or Medicare) for reimbursement. However, residents will be able to seek reimbursement independently, but they shall remain solely responsible for the payment of their bill.

**Summary of Market Study**

A market study of a proposed assisted-living facility at the site of our facility, was prepared by Valuation & Information Group, and dated as of July 10, 2009. This market study is enclosed with this offering circular on CD-ROM as Appendix G1. The purpose of the market study was to provide an opinion on the feasibility, as of July 6, 2009, for an assisted-living facility at the site of our ActivCare at Bressi Ranch facility. Valuation & Information Group's opinion was based upon (i) current and projected demographics and income information regarding the proposed facility's primary market area, as determined by Valuation & Information Group, (ii) the projected size of the proposed facility and projected rates for accommodations as provided at the time by ActivCare Living, Inc., and (iii) what Valuation & Information Group considered to be potential competition for our facility in our primary market area. Valuation & Information Group was of the opinion that there was sufficient demand to support the proposed assisted living facility, at the site of our facility, as of July 6, 2009. Valuation & Information Group also projected a stabilized occupancy rate of 95% for the proposed facility, and projected a period of 3.2 months to stabilization with respect to the assisted-living beds in the proposed facility and 12.9 months to stabilization for the memory care beds in the proposed facility. **Valuation & Information Group's conclusions and projections in the market study speak only as of July 10, 2009, and have not been updated or reaffirmed since such date. The market study is based in part on certain information provided by ActivCare Living, Inc., in particular the projected size of the facility and rates to be charged to patients, which was not independently verified by Valuation & Information Group. Except for the projected size of the facility and projected rates provided to Valuation & Information by ActivCare Living, Inc. for use in preparing the market study, to the extent that the market study contains future projections related to the Company or its operations, these are solely the projections of Valuation & Information Group and are not the projections of our management. The market study is made subject to several assumptions and limiting conditions by Valuation & Information Group, and you should read the section entitled "Statement of Facts and Limiting Conditions" in the market study.**

**Summary of Appraisal**

An appraisal of our proposed facility was prepared by Valuation & Information Group, and dated as of February 8, 2010. This appraisal is enclosed with this offering circular on CD-ROM as Appendix G2. The purpose of the appraisal was to estimate the value of the proposed facility upon completion of construction and upon stabilization of occupancy. The appraiser used three separate valuation methods, the cost approach, the sales comparison approach and the income capitalization approach. The appraiser used the sales comparison approach to determine the value of the land upon which our facility is built to be $2,940,000 as of January 27, 2010. Valuation & Information Group used the income capitalization approach to estimate the as completed (but unoccupied) value of the proposed facility at $12,150,000, as of February 1, 2011. Finally, Valuation & Information Group used a combination of the sales comparison approach, the cost approach and the income capitalization approach to estimate the stabilized value of the proposed facility, as of February 1, 2012, to be $13,200,000.

Valuation & Information Group considered the income capitalization approach the best indicator of the value of the proposed facility. In using the income capitalization approach, the appraiser first estimated the proposed facility's net operating income (NOI) at stabilization as $1,315,813. To produce this estimate, Valuation & Information Group relied upon a stabilized operating budget it created using its estimated stabilized occupancy rate, as well as the projected number of beds, types and rates per bed previously provided by ActivCare Living, Inc.. Valuation & Information Group also projected operating expenses at stabilization of the facility, based in part on projections provided at the time by ActivCare Living, Inc., that were then revised by the appraiser based on its own analysis of operating data at facilities it determined to be competitive with our own. Then, in order to process the estimated operating cash flow into a value of the proposed facility, Valuation & Information Group determined a capitalization rate of 10.0% by assessing the capitalization rates of similar recent sales in light of the current market conditions. Finally, the projected NOI was multiplied by the capitalization rate to produce an estimated value under the income capitalization approach of $13,158,131.

**Valuation & Information's Group's conclusions and valuations in the appraisal speak only as of the**

**date of the appraisal, and have not been updated or reaffirmed since such date. The projected financial or operating information prepared by, or provided to, Valuation & Information Group and presented in the appraisal are not our management's projections of our economic performance or our operating expenses for our facility, and should not be viewed as such. The appraisal is made subject to several assumptions and limiting conditions by Valuation & Information Group, and you should read the section entitled "Statement of Facts and Limiting Conditions" in the appraisal.**

**Loans and other Encumbrances**

***Loans***

Our Property is encumbered by the first position lien of our senior lender and by the second position lien of our subordinated lenders. *See* "**DESCRIPTION OF OUR BUSINESS – Description of our Construction Financing**" for a more detailed description of our senior loan and *see* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Land Purchase and Subordinated Debt – *Description of our Subordinated Loan***" for a more detailed description of our subordinated loan. Our senior loan has a maximum principal amount of $8,000,000 with an outstanding balance of $7,402,950.31 as of November 1, 2011, which balance is expected to increase to $7,953,887.41 as of the date of funding of our most recent draw request made on November 11, 2011. Our senior loan will remain outstanding following the closing of this offering. Our subordinated loan had an original principal amount of $1,563,000 and is expected to be paid off, and our subordinated lenders' lien released, as of the closing of this offering. The anticipated payoff amount for our subordinated loan is $1,685,000 assuming this offering closes as of December 31, 2011.

***Other encumbrances affecting our Property***

Our Property is subject to various agreements, including easements and restrictive covenants entered into by us or by predecessors-in-interest which run with the land and continue to affect our property while we continue to own it and operate ActivCare at Bressi Ranch on it. These are agreements with which we must comply and ensure that ActivCare Living, Inc. complies with while it manages and operates ActivCare at Bressi Ranch on our behalf. The following are summaries of these agreements that we believe are most significant to Class A Members:

(a) Our Property lies within Community Facilities District No. 3 of the Carlsbad Unified School District and accordingly, we will pay a special assessment each year that is allocated to fund certain educational costs within the Carlsbad Unified School District.

(b) Our Property is subject to certain indemnity agreements in favor of the City of Carlsbad that relate to the development of our Property. Specifically, as the owner of our Property we have agreed to hold the City of Carlsbad harmless in connection with any claims that may arise with respect to water drainage or certain geological failures that may affect our Property.

(c) Our Property is subject to a declaration of covenants and restrictions that requires us to develop ActivCare at Bressi Ranch in conformance with the overall Bressi Ranch development guidelines. Further, we are required to complete construction within fifteen months of construction commencement. Upon issuance of a certificate of occupancy for ActivCare at Bressi Ranch we are entitled to have this encumbrance released from our Property. We received our certificate of occupancy on November 7, 2011.

(d) Our Property is subject to an option agreement in favor of Bressi Gardenlane, LLC, a Delaware limited liability company, which is the developer of the overall Bressi Ranch development. The option agreement would permit Bressi Gardenlane, LLC to acquire our Property in certain circumstances, but this agreement is terminated upon issuance of a certificate of occupancy for ActivCare at Bressi Ranch. We received our certificate of occupancy on November 7, 2011.

(e) Use of our Property is restricted by a Conditional Use Permit, which was issued by the City of Carlsbad, and a memorandum of which is recorded against the Property. Specifically, our use of our Property must comply with the conditional use permit, which permits us to use the Property as an assisted living facility.

(f) Our Property is subject to an agreement that requires that we use best management practices with respect to possible storm water runoff during our construction process to ensure that we do not contaminate the storm drains with construction debris.

## MANAGEMENT

### Manager

Our company is a manager-managed limited liability company, therefore, we do not have a Board of Directors, or executive officers. Rather, our day-to-day affairs are controlled by our manager, Income Property Group. Income Property Group has the sole power to manage our company's day-to-day affairs and may bind our company to contracts. *See* "**DESCRIPTION OF SECURITIES OFFERING – Description of our Operating Agreement.**" Income Property Group unilaterally controls our management, subject to the rights of the Class A Members to consent, as a group, to certain major decisions, as more fully described below in "**- Major Decision Rights.**" Income Property Group does not receive compensation for acting as our manager. The business address of Income Property Group's offices is 9619 Chesapeake Drive, Suite 103, San Diego, California 92123. Income Property Group provides corporate management for other entities owning memory care facilities, similar to ActivCare at Bressi Ranch, but none of the facilities owned by entities for which our manager provides corporate management are expected to compete with ActivCare at Bressi Ranch for residents because they are located outside our target area for drawing our residents. In addition, ActivCare Living, Inc. currently manages one other senior living facility, which also uses the ActivCare® program, but this facility is not expected to compete with ActivCare at Bressi Ranch because it is located outside our target area for drawing our residents.

We will rely on the officers and directors of Income Property Group to manage our business. W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter are the executive officers and directors of Income Property Group and each of them beneficially owns 25% of the issued and outstanding stock of Income Property Group. The executive officers and directors of Income Property Group will not be paid any salary or benefits by us; however each of the four executive officers and directors of Income Property Group received Class C membership interests and Class C limited partnership interests in Bressi Development and RAC Bressi, as applicable, in return for the services to be performed by them for such entities.

#### *Remuneration of Executive Officers and Directors of Income Property Group*

Pursuant to the reorganization agreement we have entered into, the executive officers and directors of Income Property Group have agreed to exchange such Class C interests in our prospective subsidiaries for Class B Incentive Units of membership interest in us. These Class B Incentive Units have all of the rights and privileges of Class B Units; however, they are subject to vesting requirements as set forth in our operating agreement. Those vesting requirements provide that in the event that a Class B Member holding Class B Incentive Units is no longer providing services directly or indirectly to us (such as an executive officer or director of Income Property Group or ActivCare Living, Inc.), and such termination of services occurs before the "project stabilization date" (as hereinafter defined) for ActivCare at Bressi Ranch, the Class B Incentive Units held by such member shall be forfeited and the percentage interests in our Class B membership interests held by the other Class B Members shall be adjusted proportionately. For purposes of the foregoing, (i) the "project stabilization date" shall be the date on which our ratio of (a) earnings before interest, taxes depreciation and amortization to (b) "debt service" equals or exceeds 1.25 to 1, and (ii) "debt service" shall mean our aggregate interest expense, and that of Bressi Development LLC and R.A.C. Bressi, LP plus the current portion of any long-term debt, bonds and capital leases of any of such companies, as determined for the 12-month period ending on the last day of the calendar month during which the applicable Class B Member is no longer providing services directly or indirectly to us.

| Name | Capacity | Remuneration |
|---|---|---|
| W. Major Chance[1] | Chief Executive Officer, President, and Director | 312.5 Class B Incentive Units |
| B. Renee Barnard[2] | Executive Vice President and Director | 312.5 Class B Incentive Units |
| D. Kevin Moriarty[3] | Executive Vice President – Construction, Secretary and Treasurer, and Director | 312.5 Class B Incentive Units |
| Todd A. Shetter[4] | Executive Vice President – Marketing and Director | 312.5 Class B Incentive Units |

[1] Mr. Chance owns his Class B Incentive Units as William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended.
[2] Ms. Barnard owns her Class B Incentive Units as B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000.
[3] Mr. Moriarty owns his Class B Incentive Units as D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended.
[4] Mr. Shetter owns his Class B Incentive Units as Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine

Shetter Trust dated October 1, 1999.

***Biographical Information***

Biographical information regarding the officers and directors of Income Property Group is set forth below.

| Name | Age | Position |
|---|---|---|
| W. Major Chance | 66 | Chief Executive Officer, President and Director |
| B. Renee Barnard | 60 | Executive Vice President and Director |
| D. Kevin Moriarty | 50 | Executive Vice President - Construction, Secretary and Treasurer, and Director |
| Todd A. Shetter | 46 | Executive Vice President – Marketing and Director |

**W. Major Chance** serves as the Chairman of the Board of Directors and Chief Executive Officer of ActivCare Living, Inc. and as President, Chief Executive Officer and director of Income Property Group. He graduated from San Diego State University in 1969 with a degree in Finance and began work with Medical Growth Industries managing lending relationships and development expansion. In 1974 Mr. Chance created a partnership whose primary business was originating commercial loans as a mortgage banker/broker, which would evolve into Income Property Group in 1982. Through the balance of the 1970s Mr. Chance structured and managed the successful development of numerous retail, multi-family, office, industrial, and recreational projects. In 1982, he developed the 552-slip and 237-space Chula Vista Marina and RV Resort, in Chula Vista, CA, and still owns and manages it to this day.

In 1979, Mr. Chance acquired his first senior housing property, a skilled nursing facility in Orange County, CA, and soon thereafter formed ActivCare Living, Inc. to serve as its operator/manager. Throughout the 1980's and 1990's, Mr. Chance directed the expansion of ActivCare Living, Inc.'s senior housing portfolio through the formation of various partnerships utilized to acquire and/or develop numerous projects, to include: Las Villas de Carlsbad Retirement Community in Carlsbad, CA; Las Villas del Norte Retirement Community in Escondido, CA; Rancho Vista Retirement Community in Vista, CA; Grossmont Gardens Retirement Community and ActivCare at La Mesa in La Mesa, CA; ActivCare at Point Loma in San Diego, CA; Mount Royal Towers Retirement Community in Birmingham, AL; Mountview Retirement Community in Montrose, CA; and ActivCare at Brittany House in Long Beach, CA. Through affiliated entities, ActivCare Living, Inc. also developed or acquired a significant number of other senior housing projects over that time that have subsequently been sold to other operators. These projects have covered the entire range of the senior housing spectrum, including free-standing skilled nursing facilities, independent and assisted living facilities, dementia-care facilities, as well as multi-level campuses containing all of the above levels of care.

Throughout the 36-year history of Income Property Group and ActivCare Living, Inc., Mr. Chance has coordinated all the finance, development, and management activities of the company, focusing on the strategic direction of the company and maximizing the efficient implementation of the firm's available assets. In the late 1980's he recognized that the traditional nursing home was not the appropriate platform for caring for residents with dementia including Alzheimer's disease. He was instrumental in securing legislative and regulatory approval to allow an RCFE to have a secured perimeter and accept and retain residents with a dementia diagnosis. Mr. Chance has established and maintained all the significant lending relationships for the firm and has coordinated all of the company's financing activities, to include construction loans, permanent financing, and refinancing of its assets. Mr. Chance served on the board of the San Diego Alzheimer's Association from June 1989 to September 2002, and was its Chairman from 1992 to 1997. He was also one of the original board members of the California Assisted Living Association (CALA) from August 1997 to December 2006. He has also been a member of Young Presidents Organization/World Presidents Organization for the last 25 + years.

**B. Renee Barnard** serves as the President and Chief Financial Officer of ActivCare Living, Inc. and is a member of the Board of Directors. She is also an Executive Vice President and director of Income Property Group. Ms. Barnard graduated from Oklahoma State University in 1980 with a degree in Computer Science. She has over 20 years experience in senior housing and health care, and prior to her current role, she served as the Chief Operating Officer for ActivCare Living, Inc. for 10 years and is a licensed Nursing Home and Residential Care Facility Administrator. In Ms. Barnard's previous role she was one of the chief architects of the ActivCare® program development and served on the State of California Governor's Alzheimer's Advisory Board. As Past Chair she remains active in the Assisted Living Association of Alabama currently serving as Treasurer and Secretary. Ms. Barnard has been responsible for overseeing all aspects of the ongoing operation of the company's senior housing properties, including nursing, food service, resident care, marketing, maintenance, accounting, human resources, and information technologies.

**D. Kevin Moriarty** serves as the Vice President of Development of ActivCare Living, Inc. and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Moriarty graduated from Arizona State University in 1985 with a degree in Construction Engineering and has over 25 years experience in the real estate and development industry. Since 1992, he has coordinated the development efforts for the company with the CEO, overseeing site selection, feasibility analysis, project configuration, conceptual design, governmental approvals, and construction document preparation and permitting. He is also responsible for the creation of project development budgets and schedules, selection and supervision of general contractors, and final project delivery. Mr. Moriarty also works extensively with the President and COO in the ongoing maintenance and capital improvement projects within the existing portfolio of the company, overseeing all significant remodeling, upgrades or physical plant modifications due to program changes. Mr. Moriarty is licensed in the State of California as a Real Estate Broker and a General Contractor.

**Todd A. Shetter** serves as the Chief Operating Officer of ActivCare Living, Inc. and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Shetter graduated from Colorado State University in 1987 with a degree in Public Relations from the School of Journalism. He has over 20 years experience in the senior housing and health care industry, and prior to his current role, he served as the Vice President of Marketing for ActivCare Living, Inc. for over 10 years. He is a licensed Nursing Home and Residential Care Facility Administrator, and has successfully served as an Administrator/Executive Director at a number of multi-level retirement communities over the course of his career with ActivCare Living, Inc.. Mr. Shetter has served on the Board of Directors of Senior Community Centers of San Diego, and is a past Board Member of the George G. Glenner Alzheimer's Family Centers. Mr. Shetter is a board member of CALA and is the chair of CALA's Public Policy Committee. In his role as COO, Mr. Shetter is responsible for overseeing all aspects of the day-to-day operation of the company's senior housing communities, with a specific focus on their marketing efforts.

**Major Decision Rights**

Although Income Property Group, our manager, will have the sole authority to manage our business and to bind our company, the Class A Members, and our members as a whole, will have the right to consent to certain actions we term "major decisions." Approval of the Class A Members holding a majority of the Offered Units, and approval of the members holding a majority of our aggregate membership interests, will be required before we may take any of the following actions:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries;
(vi) Dissolving, liquidating or terminating our company.

**Fiduciary Duties and Indemnification**

Our manager shall owe fiduciary duties to our company and our members in the manner prescribed in the Beverly-Killea Limited Liability Company Act and applicable case law. Our manager has agreed to use its commercially reasonable efforts to carry out the objectives and purposes of our company and to cause its affiliates to devote to such objectives and purposes such of their time, skill and attention during normal business hours as our manager deems necessary or desirable; provided, however, that nothing precludes our manager or any affiliate of our manager or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any other member shall have any right to participate in any manner in any profits or income earned or derived by our manager or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our manager, any affiliate of our manager, or any shareholder, officer, director, employee, partner, member or any person owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, whether or not competitive with Company including, but not limited to, the acquisition, syndication, ownership, financing, leasing, operation, maintenance, management, brokerage, construction, and development of property similar to the purpose of our company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our manager shall have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of our manager if our manager meets the following standards: (i) our manager, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence. Our manager shall not have any liability to our company or any member for any claims or losses due to circumstances beyond its control, such as the bankruptcy or insolvency of a bank, dealer, brokerage firm or an error by a third-party service provider (to the extent that our manager's failure to discover such error does not itself constitute gross negligence or willful misconduct). Our manager shall not have any liability whatsoever in respect of valuations provided to our manager by any reasonably qualified bank, dealer, broker or appraiser selected in good faith. These exculpation provisions in our operating agreement are intended to protect our manager from liability when exercising its business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our manager or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

**Management of ActivCare at Bressi Ranch**

Our prospective subsidiary, RAC Bressi, has contracted with ActivCare Living, Inc. (f/k/a Health Care Group) to manage the day-to-day affairs of ActivCare at Bressi Ranch. ActivCare Living, Inc. will be compensated for managing ActivCare at Bressi Ranch pursuant to the terms of RAC Bressi's management agreement with ActivCare Living, Inc. *See* "**DESCRIPTION OF OUR BUSINESS – Management Agreement.**" ActivCare Living, Inc. was founded by W. Major Chance in 1982 to serve as the operator and manager of senior assisted living facilities located primarily in southern California. Today, ActivCare Living, Inc. operates one senior assisted living facility which operates ActivCare Living, Inc.'s trademarked ActivCare®, memory-care assisted living program. In September, 2011, ActivCare Living, Inc. ceased managing seven other senior assisted living facilities it had managed since 2006 and one other facility it had managed since 1990. Our company will rely on the executive officers and directors of ActivCare Living, Inc. to operate our ActivCare at Bressi Ranch facility. Biographical information regarding the officers and directors of ActivCare Living, Inc. is set forth below.

| Name | Age | Position |
|---|---|---|
| W. Major Chance | 66 | Chief Executive Officer and Chairman of the Board of Directors |
| B. Renee Barnard | 60 | President, Chief Financial Officer and Director |
| D. Kevin Moriarty | 50 | Vice President - Development, and Director |
| Todd A. Shetter | 46 | Chief Operating Officer, and Director |

Employment history, education and certain other information regarding W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter is set forth above. The executive officers and directors of ActivCare Living, Inc. will receive 312.50 Class B Incentive Units in us, each, in exchange for the Class C interests in Bressi Development and RAC Bressi they will contribute to us pursuant to our reorganization transactions. They received the to-be-contributed Class C interests in return for services to our prospective subsidiaries and the Class B Incentive Units in us to be issued them will be subject to vesting requirements contained in our operating agreement. *See* "-**Manager-*Remuneration of Executive Officers and Directors of Income Property Group*.**"

ActivCare Living, Inc. has five shareholders. The table below sets forth the ownership of ActivCare Living, Inc..

| Name | Percentage Ownership of HealthCare Group Stock |
|---|---|
| W. Major Chance[1] | 20% |
| D. Kevin Moriarty[2] | 20% |
| Frank A. Virgadamo[3] | 20% |
| Jack L. Rowe[4] | 20% |
| Karen L. McElliott[5] | 20% |

[1] Mr. Chance owns his shares of ActivCare Living, Inc. as William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended.
[2] Mr. Moriarty owns his shares of ActivCare Living, Inc. as D. Kevin Moriarty, Trustee of the Daniel A. Moriarty and Lorraine K. Moriarty Family Trust dated April 26, 1988, as amended.
[3] Mr. Virgadamo owns his shares of ActivCare Living, Inc. as Frank A. Virgadamo, Trustee under the Virgadamo Family Trust dated May 6, 1996.
[4] Mr. Rowe owns his shares of ActivCare Living, Inc. as Jack L. Rowe, Trustee under the Jack and Barbara Rowe Family Trust dated April 21, 1988.
[5] Ms. McElliott owns her shares of ActivCare Living, Inc. as Karen L. McElliott, Trustee of non-exempt Trust C under the Ronald Joseph and Karen Lee McElliott 1984 Trust dated August 4, 1984, as amended.

**Employees**

Our company does not employ any part time or full time employees. Our manager's executive officers and directors will function as our management team. ActivCare Living, Inc. will provide all of the personnel necessary to run our ActivCare at Bressi Ranch facility pursuant to our management agreement.

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## REORGANIZATION TRANSACTIONS

We anticipate closing certain reorganization transactions of our company contemporaneously with the closing of this offering, and contingent upon the closing of this offering. Pursuant to these reorganization transactions, the current members of Bressi Development and the current limited partners of RAC Bressi will transfer their respective membership interests and limited partnership interests to us in exchange for Class B membership interests in our company. The table set forth under "**CAPITALIZATION**" depicts the Class B membership interests that will be owned by each of our Class B Members immediately following the closing our reorganization transactions.

Prior to our reorganization transactions we will be a single-member limited liability company owned by Income Property Group, our manager. In connection with the closing of this offering and our reorganization transactions, Income Property Group's membership interest in us will be redeemed for no consideration and Income Property Group will cease to be a member of our company. We have entered into a reorganization agreement with all the members of Bressi Development and all the limited partners in RAC Bressi whereby they will contribute all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi to us. The reorganization agreement is enclosed on CD-ROM with this offering circular as Appendix D7A, and the first amendment thereto is enclosed on CD-ROM with this offering circular as Appendix D7B. The closing of the exchanges of interests contemplated by the reorganization agreement is contingent upon our raising the total offering amount in this offering and closing thereon.

Additionally, our senior lender has the right to consent to the transfer of the membership interests in Bressi Development. Our senior lender has committed to grant its consent to our reorganization transactions pursuant to a commitment letter dated July 7, 2011. Our senior lender's consent is subject to the concurrent repayment of our subordinated lenders and the release of the lien of the second deed of trust on the property and improvements forming ActivCare at Bressi Ranch. We intend to use a portion of the proceeds of this offering to pay off our subordinated debt. The consent is further contingent on the execution of additional documentation, including a loan modification agreement in form and substance satisfactory to our senior lender, by Bressi Development and the guarantors of our senior loan to, among other things, (a) ratify and affirm the indemnifications and guarantees of the existing guarantors; (b) covenant that 100% of the net proceeds of this offering will be used in connection with ActivCare at Bressi Ranch or contributed to Bressi Development to be held on its balance sheet; (c) covenant that all net proceeds from the offering will be deposited into an account with our senior lender, on which our senior lender will receive a lien; (d) execution of a control agreement with respect to the account described in (c). We also anticipate that the additional loan documentation required with respect to our senior lender's consent to our reorganization transactions will require that it be an event of default under our senior loan if (i) Income Property Group resigns or is removed as our manager or (ii) either of W. Major Chance or D. Kevin Moriarty ceases to be an officer of Income Property Group. As of the date of this Offering Circular, we have not received drafts of the additional documentation, including the loan modification agreement, from our senior lender.

In order to induce the members of Bressi Development and the limited partners of RAC Bressi to enter into the reorganization agreement, we have covenanted, in the reorganization agreement, to contribute the remaining proceeds from this offering, after the payment of the line items "Offering Expenses," "Selling Commissions & Fees," "Subordinated Debt Payoff" and "General Working Capital" set forth under "**ESTIMATED USE OF PROCEEDS**" above, to Bressi Development in order to increase Bressi Development's net worth. Our prospective Class B Members have required such contribution as an inducement to enter the reorganization agreement in order to reduce their exposure as personal guarantors under the senior loan.

Following the closing of our reorganization transactions, we will hold all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. This will entitle us to receive all of the profits and losses from Bressi Development and 99.99% of the profits and losses from RAC Bressi (subject to Income Property Group's .01% general partnership interest). Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations; provided, that, certain actions it may take will be subject to our consent, which actions will include those actions which would require consent of the Class A Members, or our members as a whole, under our operating agreement.

## CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our company has two classes of membership interests: (i) Class A (denominated as the Offered Units, or Class A Units), of which there are 5,000 Class A Units authorized; and (ii) Class B (denominated as Class B Units), of which there are 5,000 Class B Units authorized.

### Capitalization

A table setting forth the projected aggregate ownership of each class of our membership interests following the closing of this offering and our reorganization transactions is set forth below. Prior to the closing of the offering and our reorganization transactions Income Property Group will be our sole member, owning one Class B Unit which will be redeemed as of the closing of this Offering.

| | Class A | | Class B | | Total | |
|---|---|---|---|---|---|---|
| **Owner** | Number of Units | Percent Of Class | Number of Units | Percent of Class | Number of Units | Percent of Total Units |
| Investors | 5000 | 100% | | | 5000 | 50% |
| WMC Trust[1] | | | 1063.83 | 21.28% | 1063.83 | 10.64% |
| DAM Trust[2] | | | 543.0 | 10.86% | 543 | 5.43% |
| DKM Trust[3] | | | 689.83 | 13.80% | 689.83 | 6.90% |
| Bressi Holding, LLC | | | 750 | 15% | 750 | 7.50% |
| HCG Lending, LLC | | | 495 | 9.90% | 495 | 4.95% |
| Barnard Trust[4] | | | 520.83 | 10.42% | 520.83 | 5.21% |
| Shetter Trust[5] | | | 520.83 | 10.42% | 520.83 | 5.21% |
| J. Blake Trustee McElliott Trust[6] | | | 208.33 | 4.17% | 208.33 | 2.08% |
| Virgadamo Trust[7] | | | 208.33 | 4.17% | 208.33 | 2.08% |
| TOTAL | 5000 | 100% | 5000 | 100% | 10000 | 100% |

(1) William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(2) D. Kevin Moriarty, Trustee of the Daniel A. Moriarty and Lorraine K. Moriarty Declaration of Trust dated April 26, 1988 as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(3) D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(4) B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(5) Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999. Address: 9619Chesapeake Drive, Suite 103, San Diego, California 92123
(6) Jennifer M. Blake, Trustee of Trust B under the Ronald Joseph McElliott and Karen Lee McElliott 1984 Family Trust dated August 4, 1984. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(7) Frank A. Virgadamo, Trustee of the Virgadamo Family Trust dated May 6, 1996. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

### Beneficial Ownership

The following table sets forth the pro forma beneficial ownership of our membership interests by the executive officers and directors of our manager as will be in place following the closing of this offering and our reorganization transactions. Our manager, Income Property Group, was issued one Class B Unit of our membership interest on June 8, 2011, our date of formation, and will be our sole member until the closing of this offering and our reorganization transactions at which time its initial membership interest will be redeemed. While it is not expected that the officers and directors of Income Property Group will purchase Offered Units, and no such purchases are reflected on the table below, they are permitted to do so. Our manager will have sole control over our affairs (subject to certain major decision rights), and therefore its executive officers and directors are fulfilling the functions our own executive officers and directors would fulfill, if we had any.

| | Class A | | Class B | |
|---|---|---|---|---|
| **Name** | Number of Units | Percent of Class | Number of Units | Percent of Class |
| **W. Major Chance[1]** | 0 | 0 | 1357.93 | 27.16% |
| **B. Renee Barnard[2]** | 0 | 0 | 548.72 | 10.97% |
| **D. Kevin Moriarty[3]** | 0 | 0 | 756.51 | 15.13% |
| **Todd A. Shetter[4]** | 0 | 0 | 520.83 | 10.42% |
| | | | | |
| **All directors and executive officers as a group (4 persons)** | 0 | 0 | 3,183.99 | 63.68% |

(1) Mr. Chance will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended and through interests owned by his trust in various other entities.

(2) Ms. Barnard will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Barnard Living Trust dated April 13, 2000 and through interests owned by her trust in various other entities.

(3) Mr. Moriarty will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Moriarty Cary Family Trust dated January 2, 1990, as amended and through interests owned by his trust in various other entities.

(4) Mr. Shetter will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999.

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

**Management Agreement**

RAC Bressi has entered into the management agreement, which is enclosed on CD-ROM with this Offering Circular as Appendix D1, with ActivCare Living, Inc. (f/k/a Health Care Group). Among other terms, the management agreement provides for a monthly management fee payable to ActivCare Living, Inc. equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations, and an initial term of ten years. Additionally, during the initial term, or any subsequent term, we may only terminate the management agreement for cause.

W. Major Chance beneficially owns 20% of the issued and outstanding stock of ActivCare Living, Inc., and D. Kevin Moriarty owns 20% of the issued and outstanding stock of ActivCare Living, Inc. as trustee of his parents' trust. Messrs. Chance and Moriarty is each a member of the Board of Directors of Income Property Group, our manager, and are Income Property Group's Chief Executive Officer and Chairman of the Board of Directors, in the case of Mr. Chance, and Vice President - Development, in the case of Mr. Moriarty. Because of these relationships, the management agreement was not negotiated on an arms-length basis and may not reflect market rates. Additionally, Messrs. Chance and Moriarty each have a material financial interest in ActivCare Living, Inc. and will benefit from the management fees paid by us.

**Distributions**

Our manager's officers and directors are also Class B Members of our company. Because timing of distributions to the Class A Members will affect their internal rate of return on an investment in us and the sooner our Class A Members reach their 10% IRR threshold the sooner the Class B Members will begin to receive greater percentages of our cash flow, our manager will have a conflict of interest as to whether to retain positive cash flow generated early in our operation as reserves, or to distribute it to the Class A Members. Earlier distributions of cash flow to our Class A Members will cause them to reach their 10% internal rate of return threshold more quickly, and once our Class A Members have reached this threshold, our Class B Members will, collectively, receive 75% of our operating cash flow and 75% of our net proceeds from capital transactions, rather than 50% of our operating cash flow and none of our net proceeds from capital transactions prior to the Class A Members receiving aggregate distributions resulting in a 10% IRR.

**Discretion of Distributions of Cash Flow of Subsidiaries**

As the manager of Bressi Development and the general partner of RAC Bressi, Income Property Group, who is also our manager, will have discretion to make distributions of cash flow from our prospective subsidiaries to our company. Our company's only assets will be its membership interests in Bressi Development and its limited partnership interests in RAC Bressi. Therefore, if Income Property Group, in its capacity as the general partner or manager of our prospective subsidiaries, were to elect not to make distributions from our prospective subsidiaries to our company, then we would not have any operating cash flow or net proceeds from capital transactions available to distribute to you. However, we do not believe there exists any conflict of interest between Income Property Group, or its officers and directors, on the one hand, or us on the other that would cause Income Property Group to withhold distributions to us.

**Land Purchase and Subordinated Debt**

On or about August 1, 2010, our prospective subsidiary Bressi Development purchased the land upon which ActivCare at Bressi Ranch is being developed, along with certain site permits for development, from Bressi Holding for $1,563,000 which it paid pursuant to the issuance of a subordinated promissory note in the principal amount of $1,563,000 payable 52.53% to Bressi Holding and 47.47% to HCG Lending. This subordinated promissory note is partially payable to HCG Lending because HCG Lending had funded certain pre-development costs for Bressi Holding and in payment of such debt, Bressi Holding made HCG Lending a party to the subordinate promissory note from Bressi Development paying for the cost of the land and developments as of August 1, 2010. The current holders of our subordinated loan are: (i) Bressi Holding, 52.53%, (ii) HCG Lending, 34.67%, (iii) W. Major Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No.2, as amended, or the Chance Trust, 6.4%, and (iv) D. Kevin Moriarty, Trustee under Declaration of Trust dated April 26, 1988, as amended, or the Moriarty Trust, 6.4%. D. Kevin Moriarty's parents are the beneficiaries of the Moriarty Trust. The Chance Trust and the Moriarty Trust purchased their interests in our subordinated loan for a combined $200,000 on

September 1, 2010.

Neither the sale of the property nor the terms of the subordinated loan were negotiated on an arms-length basis. Therefore, the interest rate and other terms of the subordinated loan may not have been as favorable to Bressi Development had they purchased the land and paid off Bressi Holding's debt to HCG Lending using financing from an unaffiliated third party. However, we believe that, based upon a valuation of the then vacant land upon which ActivCare at Bressi Ranch is being constructed, Bressi Development purchased this land from Bressi Holding at below market rates. Bressi Development's total purchase price for the land and pre-development work was $1,563,000, but Valuation & Information Group appraised the value of the vacant land at $2,940,000 as of January 27, 2010 in its appraisal of a proposed memory care facility at the site, dated February 8, 2010 and attached to this offering circular as Appendix G2.

We intend to pay off the outstanding principal amount and accrued interest on our subordinated loan with a portion of the proceeds of this offering. While the exact amount required to pay off our subordinated loan will vary in accordance with the date of payoff because it is currently accruing interest as described below, as of the date of this offering circular it is estimated our subordinated loan would cost approximately $1,685,000 to pay in full on December 31, 2011, our targeted date of repayment. *See "**-Description of our Subordinated Loan**."*

***Description of our Subordinated Loan***

Our subordinated loan was originally intended to be in existence for the period of time that the project is under construction as well as approximately three years afterward. The following description of our subordinated loan is of the full intended term of the loan, despite our intention to pay off the subordinated loan upon the closing of this offering.

As with our senior loan, our subordinated loan has two distinct periods of time associated with it: the construction period and the post-construction period. On September 1, 2010 HCG Lending assigned a 12.8% interest in the subordinated loan, or 6.4% each, to the Chance Trust and the Moriarty Trust. We refer to the Chance Trust, the Moriarty Trust, Bressi Holding and HCG Lending collectively as our subordinated lender. Our subordinated lender is secured by a second deed of trust encumbering the land and improvements comprising ActivCare at Bressi Ranch.

> *Interest Rate.* The interest rate on our subordinated loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our subordinated loan during the post-construction period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.
>
> *Loan Term.* Our subordinated loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the subordinated loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we obtain a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our net income on a monthly basis to the monthly payments required under our subordinated loan. The term of our post-construction period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our subordinated loan at any time in whole or in part, and there is no prepayment penalty or fee. During the construction period of our subordinated loan, we are not obligated to make any payments, and all accrued interest will be added to the principal amount of the subordinated loan, and during the post-construction period of our subordinated loan, we will make payments of interest only, with the principal balance due on the maturity date.
>
> *Events of Default.* Under the terms of the subordinated loan documents the following actions will constitute an event of default:
>
> We fail to make a payment within three days after the due date or on the maturity date;
>
> We fail to comply with the requirements of the subordinated loan documents and such failure continues for 30 days after notice from the lender;
>
> There is a default under the senior loan;
>
> We liquidate or dissolve;
>
> There is a bankruptcy filing made against us and such filing is not released within 60 days of the date of filing; and

If we default on any other indebtedness owed to the subordinated lender.

*Insurance*. We must maintain fire insurance sufficient to cover any possible losses suffered by the subordinated lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial junior mortgage loans.

***Ownership and Control of Bressi Holding and HCG Lending***

*Bressi Holding*

Bressi Holding is a member-managed limited liability company; however, the members have delegated most day-to-day management and decisions to Bressi Holding's President, D. Kevin Moriarty who is also an executive officer and director of Income Property Group, our manager. Notwithstanding such delegation, the members retain voting rights over certain decisions which they may make via majority or unanimous vote. The members of Bressi Holding, LLC are as follows: William M. Chance, Trustee under Trust Agreement dated February 16, 1988; D. Kevin Moriarty and Marilyn Cary Moriarty, Trustees of the Moriarty Cary Family Trust dated January 2, 1990, as amended; Kristen F. Frager and John D. Frager, Jr., Trustees of the Frager Revocable Family Trust dated August 21, 2003; Erin L. McPherson and Scott A. McPherson, Trustees of the McPherson Family Trust dated January 27, 1999; Jennifer M. Blake, Trustee of Trust B under the Ronald Joseph and Karen Lee McElliott 1984 Trust dated August 4, 1984, as amended; J-C La Jolla, Ltd., a California limited partnership; Frank A. Virgadamo, Trustee of the Virgadamo Family Trust dated May 6, 1996; B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000. Bressi Holding, LLC is currently a member of Bressi Development, LLC and will be a Class B Member of our company upon the closing of our reorganization transactions.

*HCG Lending*

HCG Lending is a manager-managed limited liability company and ActivCare Living, Inc. is its sole manager. ActivCare Living, Inc. is controlled by its board of directors, comprised of W. Major Chance, D. Kevin Moriarty, B. Renee Barnard and Todd A. Shetter, who will each become Class B Members of us upon the closing of our reorganization transactions. As sole manager, ActivCare Living, Inc., is solely responsible for the management of the business and affairs of HCG Lending, subject to the rights of HCG Lending's members to vote on certain actions which may be taken by majority vote. The members of HCG Lending, LLC are as follows: W. Major Chance, Trustee, or his successors in trust, under Declaration of Trust, dated February 16, 1988, Trust No. 2, as amended; Karen L. McElliott, Trustee of Trust A under the Ronald Joseph McElliott and Karen Lee McElliott 1984 Family Trust, dated August 4, 1984, as amended; D. Kevin Moriarty, Trustee under Declaration of Trust dated April 26, 1988, as amended; Frank A. Virgadamo, Trustee of Virgadamo Family Trust dated May 6, 1996; Jack L. Rowe, Trustee of the Jack and Barbara Rowe Family Trust dated April 21, 1988; B. Renee Barnard, Trustee of Barnard Living Trust dated April 13, 2000; and ActivCare Living, Inc.. A table of the ownership of ActivCare Living, Inc.'s ownership is set forth above at "**MANAGEMENT - Management of ActivCare at Bressi Ranch**." HCG Lending, LLC is currently a member of Bressi Development, LLC and will be a Class B Member of our company upon the closing of our reorganization transactions.

**Reorganization Transactions**

Our reorganization transactions, including the reorganization agreement, the Class B membership interests, and the various rights, both economic and otherwise, associated with the same were not negotiated on an arms-length basis. Therefore, the value of the Class B membership interests to be received by the members of Bressi Development and the limited partners of RAC Bressi may exceed the fair market value of the respective membership and limited partnership interests being exchanged. Please *see* "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" for a description of the economic rights associated with our Class B membership interests, please *see* "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement**" for a description of the other rights associated with our Class B membership interests, and please *see* "**CAPITALIZATION**" for the amounts of Class B membership interests our Class B members will receive upon the closing of the reorganization transactions.

**Reduction of Exposure on Personal Guarantees**

We intend to use approximately $1,203,000 of the net proceeds to increase the net worth of Bressi

Development LLC. The desired effect of expanding the net worth of Bressi Development LLC is to reduce the exposure that ActivCare Living, Inc., and our senior loan guarantors have as personal guarantors under the senior loan from Mutual of Omaha Bank. As a requirement to obtaining our senior loan, in addition to ActivCare Living, Inc., R.A.C. Bressi, the following senior loan guarantors were required to personally guaranty our senior loan by our senior lender: William M. Chance, an individual, William M. Chance, as Trustee under Trust Agreement dtd February 16, 1988, D. Kevin Moriarty, an individual, D. Kevin Moriarty, as Trustee under Trust Agreement dtd January 2, 1990, B. Renee Barnard, an individual, B. Renee Barnard, as Trustee of the Barnard Living Trust dtd April 13, 2000, Todd A. Shetter, an individual, Todd A. Shetter, as Trustee under Trust Agreement dtd October 1, 1999, Frank A. Virgadamo, an individual, Frank A. Virgadamo, as Trustee of the Virgadamo Family Trust dtd May 6, 1996, Karen L. McElliott, an individual, Jennifer M. Blake, as Trustee of Trust B under the Ronald J. McElliott and Karen L. McElliott 1984 Family Trust, dtd August 4, 1984 *See* "**DESCRIPTION OF OUR BUSINESS – Description of our Construction Financing** – *Guarantees*." All of these individuals and entities are related parties to us, and any use of the proceeds of this offering to reduce their exposure to their personal guarantees of our senior loan would benefit them. Messrs. Chance, Moriarty, Shetter and Ms. Barnard are the executive officers and directors of Income Property Group and ActivCare Living, Inc. and accordingly are responsible for managing and operating us and our business, and each of them will also beneficially own Class B membership interests in us following the closing of our reorganization transactions. Mr. Virgadamo and Ms. McElliott will beneficially own Class B membership interests in us following the closing of our reorganization transactions, and also beneficially own stock in ActivCare Living, Inc., but none control or manage ActivCare Living, Inc..

**Obligations to Other Entities**

Conflicts of interest will occur with respect to the obligations of Income Property Group, our manager, ActivCare Living, Inc., the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates, to our company and similar obligations to other entities. Moreover, our company will not have independent management, as it will rely on our manager for all management decisions and it will rely on ActivCare Living, Inc. to run ActivCare at Bressi Ranch on a day-to-day basis. Our manager, and its principals, officers and directors are involved in many other real property developments, both within and without the assisted-living space, which may compete for the time and resources of our manager and its principals, officers and directors. Additionally ActivCare Living, Inc., the manager of ActivCare at Bressi Ranch, manages one other senior assisted living facility, which may compete for its time and resources and those of its principals, officers, directors and affiliates. Therefore, Income Property Group, our manager, ActivCare Living, Inc., the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates will have conflicts of interest in allocating management time, services and functions among our company and other existing companies and businesses, as well as the various companies or business entities with which they are currently engaged and others that may be organized in the future.

Under our operating agreement, Income Property Group is obligated to devote as much time as our manager as it deems to be reasonably required for the proper management of our company and its assets. Our manager believes that it has the capacity to discharge its responsibilities to our company notwithstanding participation in other present and future investment programs and projects.

**Funding of Negative Carry**

During the period from the completion of construction of ActivCare at Bressi Ranch through the closing of this offering we anticipate RAC Bressi will use the proceeds of a $600,000 loan from William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, are directors of our manager, to fund our negative carry. Assuming this offering closes on December 31, 2011, we have projected the maximum negative carry to be funded to be $464,000. Messrs. Chance, Moriarty and Moriarty made loan to RAC Bressi as of October 18, 2011 and will participate in the loan in the following percentages: William M. Chance – 42.13%, Daniel A. Moriarty – 42.1%, D. Kevin Moriarty – 15.74%. This loan is made on an unsecured basis and bears interest at 6% per annum. This loan will mature on the earlier of the date of the closing of this offering or June 30, 2012. Upon the closing of this offering, we intend to pay off the principal and all accrued interest on the loan from Messrs. Chance, Moriarty and Moriarty from the general working capital reserve we will establish to fund the negative carry of ActivCare at Bressi Ranch. *See* "**ESTIMATED USE OF PROCEEDS.**" The terms of this loan from Messrs. Chance, Moriarty and Moriarty were not negotiated on an arms-length basis and therefore may not be as favorable to us as a loan negotiated with a third party.

If this offering does not close by January 31, 2012, we will need additional funds, up to approximately

$870,000 to fund our negative carry. Messrs. Chance, Moriarty and Moriarty have committed to funding such additional amounts, up to $870,000, as we may need pursuant to a Funding Agreement between RAC Bressi and them, enclosed on CD-ROM as Appendix D9 to this offering circular. These additional amounts would be funded by Messrs. Chance, Moriarty and Moriarty as loans to us upon the same terms and conditions as the previous $600,000 loan. We intend to pay the principal and accrued interest on these additional loans, if any, from the proceeds of this offering.

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## DESCRIPTION OF OFFERED SECURITIES

### General

The Offered Units are Class A units of membership interests in our company. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our manager, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our operating cash flow and distributable net proceeds from capital transactions after having reached their preferred return threshold. Class A Members will have the right to consent, via majority vote of the Class A Members in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "good cause" pursuant to a supermajority consent (75%).

Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. Your executed subscription agreement will constitute your acceptance of the terms of our operating agreement and will act as your counterpart signature page to our operating agreement. *See* – **"Description of Our Operating Agreement"** below for a detailed summary of terms of our operating agreement. Our operating agreement is attached as Appendix B2 to this offering circular.

### Distributions

**No distributions to purchasers of our Offered Units are assured, nor is any return on, or of, a purchaser's investment guaranteed. Distributions are subject to our ability to generate positive cash flow, whether from operations or capital transactions. All distributions are further subject to the discretion of Income Property Group, as our manager, the manager of Bressi Development and the general partner of RAC Bressi. It is possible that we may have cash available for distribution, but our manager, whether by its control over us, or one of our subsidiaries, could determine that the reservation, and not distribution, of such cash by our company or one of our prospective subsidiaries would be in our best interest.**

#### *Operating Cash Flow*

We define "operating cash flow" as total cash revenues generated by our company, less expenses, including debt service, management fees and other operating expenses, and less any amounts set aside as reserves by our manager, in its sole discretion. We define "capital transactions" as any sale, disposition, financing, or refinancing of all, or substantially all of our assets, or the assets of any of our subsidiaries, including RAC Bressi and Bressi Development. "Distributable net proceeds from capital transactions" are the gross proceeds from capital transactions, less the expenses of any such transaction (including without limitation the payoff of any liens on assets disposed of), and less reserves retained by us, in the sole discretion of our manager, for our use.

Our manager, in its sole discretion, may determine from time to time that we have received sufficient operating cash flow to make a distribution. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

(A) Prior to our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in a 10% internal rate of return on their aggregate capital contributions to us in respect of the Offered Units, distributions of operating cash flow shall be made as follows:

(i) First, to our Class A Members, in accordance with their percentage ownership of the Offered Units in an amount equal to the greater of (a) 50% of the operating cash flow made available for distribution by our manager or (b) an amount such that the Class A Members, in the aggregate, have received an annual 8% non-cumulative, non-compounding return on their capital contributions to us, for the applicable calendar year, prorated for partial calendar years during the term of our operating agreement; and

(ii) Then, to the Class B Members, in the aggregate, in an amount equal to the remaining distributable operating cash flow after the distributions to our Class A Members as set forth in (i) above, in accordance with their percentage ownership of the Class B Units;

(B) Following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 10% internal rate of return on their aggregate capital contributions for the Offered Units, distributions of operating cash flow shall be made 25% to the Class A Members, in accordance with their percentage ownership of the Offered Units, and 75% to the Class B Members, in accordance with their percentage ownership of the Class B Units.

***Proceeds from Capital Transactions***

Distributable net proceeds from capital transactions shall be distributed as follows:

(A) First to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have receive aggregate distributions from the net proceeds of capital transactions equal to their capital contributions to us;

(B) Second, to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in at least a 10% internal rate of return on their aggregate capital contributions to us;

(C) Third, following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 10% IRR on their aggregate capital contributions for the Offered Units, distributions of distributable net proceeds from capital transactions shall be made 25% to the Class A Members, in accordance with their Percentage Interests in the Company's Class A Membership Interests, and 75% to the Class B Members, in accordance with their percentage ownership of the Class B Units.

***Limitations on distributions imposed by our senior loan***

Under the terms of our senior loan, we are not permitted to make distributions of any kind if we fail to maintain a debt service coverage ratio of 1.25 to 1. Accordingly, if ActivCare at Bressi Ranch does not generate earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to 125% of the monthly debt service payments under our senior loan, then we will not be permitted to make distributions to Class A Members. In such an event, we may not be able to make distributions to members without first obtaining the prior written consent of our senior lender without risking a default under the terms of the senior loan.

***Liquidating Distributions***

Upon the dissolution of our company, our manager will convert all of our property to cash, determine the final capital accounts of our members in accordance with the allocation provisions of our operating agreement, and then make the following distributions:

(A) all of our company's assets as necessary to satisfy all liabilities to creditors of our company (whether by payment or making reasonable provision for payment);

(B) all of our company's assets as necessary to satisfy all liabilities to creditors of our company who are members (whether by payment or the making of reasonable provision for payment); and

(C) pay and distribute the remainder of our company's assets among all the members in accordance with their capital accounts, as calculated after the application of the allocation provisions of our operating agreement such that the liquidating distributions are made in accordance with all the members' economic expectations pursuant to our provision for the distribution of operating cash flow and distributable net proceeds from capital transactions.

### *Basis for Distributions*

Our company's ability to make, and our manager's decisions to make, distributions to our members will be based upon the consolidated operating results of our company and our prospective subsidiaries. Although our manager, in its capacity as general partner of RAC Bressi and manager of Bressi Development, has discretion over whether to make distributions to us, our manager does not intend, and has no reason to withhold distributions from our company, except as may be necessary to fund reserves for our subsidiaries as deemed appropriate by our manager or required by any financing arrangements we may enter into.

### *Internal Rate of Return*

In this offering circular we use the term "internal rate of return" to mean, with respect to an investment in our Offered Units, the annual growth rate (also known as discount rate) on positive (distributions from us) and negative (contributions to us) cash flows related to an investment in us necessary to adjust for the time value of money in order to cause all such cash flows to equal your initial investment. When the purchasers of our Offered Units have received aggregate distributions from us and made aggregate contributions to us such that when the sum of the present values, as of the date of the closing of this offering, of all such distributions and contributions, calculated assuming an annual growth rate (discount rate) of 10%, equals zero, then our Class A Members shall have received cash flows from us such that they have reached the 10% internal rate of return threshold we refer to throughout this offering circular.

## Restrictions on Transfer

Our Offered Units are subject to certain restrictions on transfer set forth in our operating agreement. Should a Class A Member desire to transfer his Offered Units, he must first give notice to our manager of his intent to do so, which notice includes the number of Offered Units proposed to be transferred and the identity of the proposed transferee (including the name and address of the proposed transferee). Our manager must then approve the transfer of the Offered Units, provided, that, our manager may not withhold its approval unless, in the opinion of the manager or its counsel, the proposed transfer of Offered Units would (i) violate any federal or state securities law, (ii) cause us to be treated as a "publicly traded partnership" by the IRS, or (iii) cause our assets to be considered "plan assets" as such term is defined in ERISA. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership**" and "**ERISA CONSIDERATIONS**."

## Description of Our Operating Agreement

*The following summary describes material provisions of our operating agreement, but it is not a complete description of our operating agreement, a copy of our operating agreement is enclosed with this offering circular as Appendix B2.*

### *Purpose*

The purposes of our company are to (i) acquire, finance and otherwise dispose of membership interests in Bressi Development and limited partnership interests in RAC Bressi, (ii) operate the businesses for which those entities were established, to the extent we have management rights over Bressi Development or RAC Bressi, and (iii) engage in any other activities permitted under the Beverly-Killea Limited Liability Company Act, Cal. Corp. Code Section 17000, *et seq.*, as amended.

### *Management*

Subject to our members rights to vote to consent to certain transactions as described below, the business and affairs of our company will be managed by, and all powers shall be exercised by our manager. Income Property Group is our initial manager. Unless our manager resigns or is removed, our members have no right to elect a new manager. Our manager may only be removed for "good cause" by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. We define "good cause" as willful misfeasance, bad faith, gross negligence or reckless disregard by our manager in the performance of its duties, our manager's criminal conviction under federal or state securities law, or any other criminal wrong-doing of our manager.

Our manager, and any of its affiliates, officers and directors, will be indemnified by us and held harmless from liability to us or any member for any action or inaction as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, our best interests and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence.

Our manager is required by our operating agreement to use its commercially reasonable efforts to carry out the objectives of our company, and to devote, and cause its affiliates to devote, such amounts of their time, skill and attention during normal business hours that our manager may deem necessary. However, our operating agreement does not prevent our manager or any of its affiliates, officers, directors, members, employees or trustees from engaging in other business activities, in which our company will have no right to participate.

We will reimburse our manager for all direct costs, fees and expenses incurred by our manager in connection with its management and operation of us. We will not reimburse our manager for such items as salaries and benefits of its employees, office space, or general overhead expenses.

*Members' Voting Rights*

The members as a whole, and the Class A Members as a group, will have the rights to consent to the transactions described above in "**MANAGEMENT – Major Decision Rights**." In addition, our members may remove our manager for "good cause" (as defined above) by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. In the event our manager is removed or resigns, a new manager may be elected by the members owning a majority of our aggregate outstanding membership interests.

***Capital Contributions and Accounts***

*Capital Contributions*

Our members capital contributions, number and class of units of membership interest held, and percentage interest in our company (by class and in total) will be reflected on Exhibit A to our operating agreement. If you purchase Offered Units in this offering, you will make a cash capital contribution of $1,000 per Offered Unit purchased and you will become a Class A Member of our company. Our Class B Members will contribute their interests in Bressi Development and RAC Bressi for Class B Units concurrently with the closing of the purchase of Offered Units in this offering.

*Capital Accounts*

Each member's capital account will be maintained consistently with Section 1.704-1(b) of the regulations promulgated by the Department of the Treasury under the Code, or the regulations, and will be interpreted and applied in a manner consistent with such regulations.

***Allocations***

The allocation provisions in our operating agreement are designed to meet the alternative test for economic effect and contain a qualified income offset. This structure attempts to prevent any member from having a negative (debit) balance in his adjusted capital account (as defined in our operating agreement) and may result in the allocation of income to a member under a qualified income offset. Besides these allocation and other allocations for proper maintenance of capital accounts, the allocation of profits and losses in our operating agreement are designed to target the distributions contemplated for the members in their priorities.

***Distributions***

For a detailed description of the distribution provisions contained in our operating agreement, *see* "- **Distributions**" above.

***Restrictions on Transfer***

For a detailed description of the restrictions on the transfer of our membership interests contained in our operating agreement, *see* "- **Restrictions on Transfer**" above.

***Amendment***

Our operating agreement may be amended only upon the affirmative vote of the Class A Members holding a majority of the outstanding Offered Units and the affirmative vote of the Members holding a majority of the total outstanding membership interests, collectively.

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## MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THIS SECTION DISCUSSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES FOR AN INDIVIDUAL INVESTOR WHO IS A U.S. CITIZEN OR RESIDENT. MOREOVER, THIS SUMMARY DOES NOT DEAL WITH ALL TAX MATTERS THAT MAY BE RELEVANT TO YOU, AS A PARTICULAR PROSPECTIVE INVESTOR, IN LIGHT OF YOUR PERSONAL CIRCUMSTANCES. THE TAX CONSEQUENCES OF INVESTING IN THE OFFERED UNITS WILL NOT BE THE SAME FOR ALL INVESTORS. A CAREFUL ANALYSIS OF YOUR PARTICULAR TAX SITUATION IS REQUIRED TO EVALUATE THIS INVESTMENT PROPERLY. THEREFORE, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR.

**CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF OUR OFFERED UNITS. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

The following summary discusses the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Offered Units that may be relevant to you. Kaplan & Frank, PLC has acted as our tax counsel, has reviewed this summary, and is of the opinion we have been and will be treated, for U.S. federal income tax purposes, as a partnership and that the tax discussion contained herein is accurate in all material respects. You should be aware that Kaplan & Frank, PLC's opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters (including representations regarding the conduct of our business), is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Kaplan & Frank, PLC's opinion is based on existing federal income tax law, which is subject to change either prospectively or retroactively.

The discussion contained herein is based upon the Internal Revenue Code of 1986, or the Code, as amended, rules and regulations published thereunder and published rulings and court decisions, as each exists on the date of this offering circular. This summary assumes our Offered Units will be held as capital assets for U.S. federal income tax purposes, which generally means property held for investment. The discussion could be significantly affected by statutory, regulatory or interpretive changes, including changes in the ruling policy of the Internal Revenue Service, or the IRS, or by future court decisions. Any of these changes may or may not be retroactively applied to transactions entered into or completed prior to the change. This discussion necessarily condenses or eliminates details that might adversely affect some prospective investors significantly as a consequence of specific factual circumstances affecting the investor. This summary is not intended to be a complete description of all of the U.S. federal income tax consequences to any particular member of the acquisition, ownership and disposition of our Offered Units because a member's personal circumstances may affect his or her particular tax consequences.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to members who are subject to special treatment under U.S. federal income tax laws. Tax treatment for other investors–such as trusts, corporations, tax-exempt organizations and employee benefit plans –are likely to differ significantly from the principal tax consequences outlined in this section. Those other investors should consult with their tax advisors. *See* "**–Investment by Employee Benefit Plans and Other Tax-Exempt Organizations.**" State and local tax consequences may differ from the federal income tax consequences described below. *See* "**–State and Local Taxes.**"

### Classification as a Partnership

In order to be classified as a partnership for federal income tax purposes, our company must not be classified as a corporation under the Code or elect to be classified as a corporation under the Code. Our company is organized as a California limited liability company and intends to be classified as a partnership for federal income tax purposes. Under the applicable Treasury Regulations known as the Check-the-Box-Regulations, an unincorporated entity, such as a limited liability company, with at least two members may elect to be classified either as an association taxable as a corporation or a partnership. If such entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We have not elected to be treated as an association taxable as a corporation under the Check-the-Box-Regulations, and, as such, shall be treated as a partnership for federal income tax purposes.

As a partnership for federal income tax purposes, each member of our company, including the Class A Members, will be required to include in income his or her distributive share of our income, gain, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. See "**-Federal Income Taxation of our Members.**" If for any reason in the future we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to our members. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our company and each member's respective basis in their membership interests.

Code Section 7704 provides that a "publicly traded partnership" may be treated as a corporation for federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. Treasury Regulations under Code Section 7704, known as the PTP Regulations, state that interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof if (1) interests in the entity are regularly quoted by any person making a market in the interests; (2) any person regularly makes available to the public bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others; (3) the holder of the interest has a readily available, regular and ongoing opportunity to sell the interest through a public means of obtaining or providing information; or (4) prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in the partnership in a time frame and with the regularity and continuity that is comparable to the foregoing. Further, in order to be a publicly traded partnership, the partnership must participate in the market or recognize the transfers made on the market. A partnership will be considered as participating in public trading where trading in its interests is in fact taking place and the partnership's governing documents impose no limitation on the holders' ability to readily transfer their interests. A partnership's right to refuse to recognize transfers is not a limitation unless the right is actually exercised.

The PTP Regulations provide several safe-harbors which a partnership may use in order to avoid its interests being considered as readily tradable on a secondary market or the substantial equivalent thereof. One of the safe-harbors which is available is the so-called "2.0% safe-harbor," which provides that interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in partnership capital or profits that are sold or otherwise transferred during a tax year does not exceed 2.0% of the total interests in capital or profits. Another safe-harbor applies to transfers through a "qualified matching service" that do not exceed 10.0% of the total interests in capital and profits, reduced in certain cases by the percentage transferred outside the qualified matching service. The PTP Regulations impose significant limitations on qualified matching services including the requirements that a sale cannot be closed any sooner than 45 days after the interest was first listed for sale and that interest may not be listed for more than 120 days before being delisted for a period of at least 60 days.

Whether the Offered Units will become readily tradable on a secondary market or the substantial equivalent thereof cannot be predicted with certainty. While we do not anticipate a secondary market developing for the Offered Units, we have no control over an independent third person establishing a secondary market in our Offered Units. Our operating agreement requires that a member obtain the consent of our manager prior to any transfer of his or her membership interest. Our manager intends to exercise its discretion by withholding its consent to transfers that do not fall within the parameters of any safe harbor discussed above. Since we comply with the safe harbor provisions of the PTP Regulations, we should not be considered a publicly traded partnership.

In the event we fail to continue to qualify for one of the limited safe-harbors under the PTP Regulations then our company will be considered a publicly traded partnership for federal income tax purposes. If the our company is considered a publicly traded partnership for federal income tax purposes, we will be treated as a corporation for federal income tax purposes unless at least 90% of our gross income for each taxable year consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gain from the disposition of real property and income and gains from certain mineral and natural resource mining and production. While we will primarily be engaged in developing, owning, operating and selling ActivCare at Bressi Ranch, whose revenues are derived from rents paid for housing at the facility, which ordinarily would satisfy the "qualifying income" test set forth above, we can give no assurance that because of the services we provide to our residents the IRS would not construe all or part of the rents pay to us by our residents as services income, rather than rents from real property, and therefore would not satisfy the "qualifying income" test. Therefore, it is possible that we may not meet the 90% "qualifying income" test and would be taxed as a corporation under the provisions governing publicly traded partnerships if we were otherwise determined to be a publicly traded partnership.

If our company is considered a publicly traded partnership but not taxed for federal income tax purposes as a corporation due to our satisfying the "qualifying income" test set forth above, then our company and its members will be subject to additional federal income tax rules. Specifically, the net income from publicly traded partnerships that are not taxed as corporations will not be treated as passive income for purposes of the passive loss rules. Therefore, each of our members may not offset his share of the net income from us against his net losses from any other publicly traded partnership and/or his net losses from passive activities. Additionally, each member's share of the net losses of from us may not offset his other income but are instead suspended and carried forward. Our net losses if any, can be applied against our net income in the next tax year (or the next succeeding tax year in which the member has net income us). Upon a complete disposition (within the meaning of the passive loss rules) of a member's entire membership interest in us, any remaining suspended losses are allowed.

If we do not qualify, or fail to continue to qualify, for one of the limited safe-harbors under the PTP Regulations or the "qualifying income" test, then our company will be characterized as a publicly traded partnership and treated as a corporation for federal income tax purposes. If we were treated for federal income tax purposes as a corporation in any year, (i) we would be required to pay federal income taxes upon our taxable income; (ii) state and local income taxes could be imposed on us; (iii) our losses would not be reportable by the members on their personal income tax returns; (iv) any distributions would be taxable to a member as (a) ordinary income to the extent of current or accumulated earnings and profits, and (b) gain from the sale of a member's membership interest to the extent any distribution exceeded the earnings and profits and the tax basis of the membership interest; and (v) distributions would be classified as portfolio income which would not be available to offset passive activity losses. *See* "**–Limitation on Losses and Credits from Passive Activities.**" Also, a change in status from a partnership to a corporation could result in taxable income to each member. The amount of taxable income would equal his share of our liabilities over the adjusted basis of his shares. Any of the foregoing would substantially reduce the effective yield on an investment in our Offered Units.

**Partnership Allocations**

In general, a partner's distributive share of partnership income, gain, deduction or loss will be determined in accordance with the partnership agreement. However, if the allocations do not have substantial economic effect, the partner's distributive share will be determined in accordance with the partners' interests in the partnership. Therefore, a member's share of any item of our income, gain, loss, deductions, or credits is determined by our operating agreement unless the allocations do not have substantial economic effect. *See* "**DESCRIPTION OF THE SECURITIES OFFERED – Description of our Operating Agreement –** ***Allocations.***"

An allocation has economic effect under the Treasury Regulations if: (i) each partner's share of partnership items is reflected by an increase or decrease in the partner's capital account; (ii) liquidation proceeds are distributed in accordance with capital account balances; and (iii) any partner with a capital account deficit following the distribution of liquidation proceeds is required to restore such deficit. Even if a partner is not required to restore a deficit in his capital account, the allocations will still have economic effect if the partnership agreement contains a qualified income offset provision. A qualified income offset provision requires allocation of income or gain to a partner when a partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(16) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

The economic effect of a partnership's allocations also must be "substantial." Under Section 1.704-1(b)(2)(iii) of the Treasury Regulations, the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. Notwithstanding the foregoing, the economic effect is not substantial if, at the time that the allocation becomes part of the partnership agreement, (i) the after-tax economic consequences of at least one partner may, in present value terms, be enhanced compared to such consequences if the allocation were not contained in the partnership agreement, and (ii) there is a strong likelihood that the after-tax economic consequences of no partner will, in present value terms, be substantially diminished compared to such consequences if the allocations were not contained in the partnership agreement. The Treasury Regulations include a presumption that the book value of depreciable partnership property is presumed to be its fair market value, and adjustments to book value will be presumed to be matched by corresponding changes in fair market value.

It cannot be determined whether the economic effect of the allocations in our operating agreement is substantial because the individual tax situations of purchasers of the Offered Units are unknown; however, because the allocations do not vary from year to year or member to member, we believe that the allocations will be deemed to be substantial. However, no assurance can be given that the IRS will not disagree. If the IRS were successful in challenging our allocations, each member' share of tax loss could decrease or their share of taxable income could increase.

**Federal Taxation of Our Members**

As long as our company is treated as a partnership for federal income tax purposes, it will not be subject to any federal income taxes. Nonetheless, we will file federal partnership information tax returns for each calendar year.

Each member will be required to report on his own federal income tax return his share of our company's items of income, gain, loss, deduction or credit. A member will be subject to tax on his distributive share of our income whether or not any distribution is made to him.

Initially, a Class A Member's tax basis for his Offered Units will be equal to the price paid for the Offered Units. Each member will increase the tax basis for his Offered Units by (i) his allocable share of our taxable income, and (ii) any increase in his share of our liabilities, and will decrease the tax basis for his Offered Units by:

- his allocable share of our tax loss;
- the amount of any distributions; and
- any reduction in his share of our liabilities.

If the amount of a cash distribution to a member for any year exceeds the member's share of our taxable income for the year, the excess will constitute a return of capital. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

THE TAXATION OF MEMBERS OF A LIMITED LIABILITY COMPANY IS HIGHLY COMPLEX AND DEPENDENT ON EACH INDIVIDUAL MEMBERS TAX SITUATION. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER CONCERNING THE IMPACT OF THE TAX CONSEQUENCES OF AN INVESTMENT IN US ON HIS OR HER OWN PERSONAL FEDERAL INCOME TAX SITUATION.

**Partnership Distributions**

Due to potential timing differences between income recognition for federal income tax purposes and actual cash distributions, it is possible that a member may incur federal income tax liabilities in excess of actual cash distributions made prior to the date that the liability arises or that the tax is due. To the extent cash is available, the we intend to make distributions to the members (except to the extent such distributions would constitute a violation of the Beverly-Killea Limited Liability Company Act or other applicable law), and in an amount that is deemed by our manager to be sufficient, to allow the timely payment of the combined estimated federal and state income taxes of the members attributable to allocations of our income, gain, loss, and deduction to the members.

**Limitation of Deductibility of Capital Losses**

If you are an individual, any capital losses generated by us (or upon a disposition of our Offered Units) generally will be deductible only to the extent of your capital gains for the taxable year plus up to $3,000 of ordinary income ($1,500 in the case of a married individual filing a separate return). Excess capital losses may be carried forward by individuals indefinitely. If you are a corporation, any capital losses generated by us (or upon a disposition of shares) generally will be deductible to the extent of your capital gains for the taxable year. Corporations generally may carry capital losses back three years and forward five years. You should consult your tax advisors regarding the deductibility of capital losses.

**Limitation on Losses and Credits from Passive Activities**

Code Section 469 limits the amount of losses that individuals and certain other taxpayers may claim from an activity in which the taxpayer does not materially participate. Under this limitation, net losses from a passive activity may only be deducted against net income from passive activities. Passive activity losses may not be used to offset compensation income or other forms of active income. Also, passive activity losses may not be used to offset interest, dividends and other forms of portfolio income. On the other hand, passive activity income may be offset by passive losses from other rental activities or activities in which such taxpayer also does not materially participate. Additionally, in the event we are characterized as a publicly traded partnership taxable as a partnership pursuant to the "qualifying income" test described above, the passive loss rules will be subject to the modification. *See* "-**Classification as a Partnership**."

Most members should only be able to deduct their share of our passive activity losses to the extent they have passive income from other sources. Any excess passive activity losses should be suspended and carried forward indefinitely. Suspended passive activity losses may be used to offset passive activity income in future years. Suspended passive activity losses also may be claimed in full against all types of income if a member disposes of his entire interest in the activity in a fully taxable transaction to an unrelated person.

We may have portfolio income to the extent that we receive interest income earned from the investment of our working capital or other investment by us. Portfolio income is not considered as income from a passive activity. Therefore, members may be required to recognize taxable portfolio income and pay tax thereon in years in which they also are allocated passive losses which cannot be used by them.

**Sale or Other Disposition of Our Property**

Generally, any gain realized by our company on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by us upon the disposition of a property acquired by us for cash will be allocated among the members in accordance with the allocation provisions of our operating agreement.

Each member's allocable share of any gain realized by us on the sale of any property held by us as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income. We do not currently intend to acquire or hold or allow any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our trade or business.

**Transfers of Offered Units**

In general, gain or loss is recognized on the sale or exchange of the Offered Units based on the difference between (i) the amount realized, which includes cash, the fair market value of other property received and the member's share of our liabilities, if any, with respect to the Offered Unit(s) transferred and (ii) the transferor's tax basis in the Offered Unit(s) transferred. The gain or loss recognized on a sale or exchange of Offered Units will generally be taxable as capital gain or loss, except that the gain may be characterized as unrecaptured Section 1250 gain or as ordinary income to the extent attributable to the transferring member's allocable share of certain ordinary income assets of our company. For tax years ending prior to 2013, with respect to individuals, gain that is taxable as long-term capital gain, and not subject to special rates, will generally be subject to a reduced maximum rate of fifteen percent (15%) for federal income tax purposes pursuant to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010. In 2013, the reduced maximum rate will sunset without Congressional intervention and the capital gains rates on long-term capital rates not subject to special rates will increase to a maximum rate of twenty percent (20%) for federal income tax purposes with respect to individuals. Unrecaptured Section 1250 allocated to an individual will not be affected by the sunset provision discussed above and will be subject to a rate of twenty-five (25%) for federal income tax purposes absent Congressional action.

Our manager will allocate, in conformity with our operating agreement and relevant federal income tax rules, our items of income, gain, loss, deduction, and credit for the tax year of a transfer between the transferor and transferee. Members considering transfers are urged to consult their own tax advisors regarding the federal income tax consequences of such transfer.

**Alternative Minimum Tax**

In certain circumstances, individuals, corporations and other taxpayers may be subject to an alternative minimum tax in addition to regular tax. Your potential alternative minimum tax liability may be affected by reason of an investment in our Offered Units in determining the alternative minimum tax liability of a U.S. holder. The extent, if any, to which the alternative minimum tax applies will depend on your particular circumstances for each taxable year.

**Liquidation of our Company**

Our operating agreement provides that our assets will be sold upon our liquidation. The sale proceeds will be distributed pursuant to the terms of our operating agreement. Each member will realize his share of the gain or loss on the sale of our assets. In addition, each member will recognize gain or loss measured by the difference between the cash he receives in liquidation and the adjusted tax basis of his membership interest. The cash a member receives will include the cash constructively received as a result of relief of liabilities. Gain or loss recognized generally will constitute capital gain or loss. However, gain attributable to any property held by our company as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income.

**Investment by Employee Benefit Plans and Other Tax-Exempt Organizations; UBTI**

Employee benefit plans, such as qualified pension and profit sharing plans, Keogh plans and IRAs are generally exempt from federal income tax. However, the amount of any unrelated business taxable income, or UBTI, less directly connected allowable deductions, that exceeds a specific deduction of $1,000 in any taxable year is subject to an unrelated business tax. Other charitable and tax-exempt organizations in addition to those listed above may also be subject to tax. UBTI includes gross income derived from a business not substantially related to the purpose which forms the basis for the entity's tax-exempt status, less the deductions allowed which are directly connected with the carrying on of the business. UBTI generally excludes dividends, interest and gains from the sale of property and all deductions directly connected with that income unless they are derived from debt-financed property. Our company will be engaged primarily in the business of developing, owning, operating and selling ActivCare at Bressi Ranch and any taxable income from such activities will constitute UBTI regardless of whether the facility is debt-financed.

We anticipate that a portion of the gain from the sale of ActivCare at Bressi Ranch also will be included in the unrelated business taxable income of a tax-exempt entity because we believe ActivCare at Bressi Ranch qualifies as a debt-financed property. Debt-financed property is defined as any property which is held to produce income and with respect to which there is acquisition indebtedness at any time during the taxable year. Acquisition indebtedness is defined as the unpaid amount of (i) indebtedness incurred by the organization in acquiring the property, (ii) indebtedness incurred before the acquisition of the property if the indebtedness would not have been incurred but for the acquisition, and (iii) indebtedness incurred after the acquisition of the property if the indebtedness would not have been incurred but for the acquisition and the incurrence of indebtedness was reasonably foreseeable at the time of the acquisition. A tax-exempt entity will be required to include as UBTI an amount that is equal to its share of the total gross income from the property multiplied by the average acquisition indebtedness associated with the property for the taxable year and divided by the average acquisition indebtedness associated with the property for the taxable year divided by the average adjusted basis for the property for the taxable year. Accordingly, prospective investors that are tax-exempt entities should consult their tax advisors concerning the possible federal, state and local income and other tax consequences resulting from an investment in us.

Notwithstanding the preceding, a charitable remainder trust that recognizes UBTI will be subject to an excise tax equal to 100% of that income. Any tax due should be paid directly from the tax-exempt entity. Payment of the tax by the beneficiary could have other adverse tax consequences.

ALL TAX-EXEMPT ENTITIES ARE URGED TO OBTAIN THE ADVICE OF A QUALIFIED TAX ADVISOR ON THE EFFECT OF AN INVESTMENT IN THE OFFERED UNITS.

**Section 754 Election**

Our manager likely will elect under Section 754 of the Code to adjust the tax basis in all or a portion of our assets in the event of a distribution of property to a holder or in the event of a transfer of an interest in us, including our Offered Units, by sale or exchange or as a result of the death of a holder. We would also be required to reduce the tax basis in our assets in connection with certain redemptions and dispositions of our membership interests. If we make an election under Section 754 of the Code, each of our members would have an initial tax basis in our assets that reflects the fair market value of our assets at the time of the purchase. Because our members are treated as having differing tax bases in our assets, a sale of an asset by us may cause our members to recognize different amounts of gain or loss or may cause some members to recognize a gain and others to recognize a loss. Depending on when a member purchases its membership interest and the fair market value of our assets at that time, the member may recognize gain for U.S. federal income tax purposes from the sale of certain of our assets even though the sale would cause us to recognize a loss for financial accounting purposes. An election under Section 754 of the Code, if made, can be revoked only with the consent of the IRS.

The calculations under Section 754 of the Code are complex. If we make an election under Section 754, to help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain conventions in determining and allocating basis adjustments. It is possible that the IRS will successfully assert that the conventions we intend to use do not satisfy the technical requirements of the Code or Treasury Regulations and, thus, will require different basis adjustments to be made. Such different basis adjustments could adversely affect the manner in which our income, gain, loss, deduction and credit is allocated to certain of our members.

**Tax Returns**

We will file an information return on IRS Form 1065 and will provide information on Schedule K-1 to each member following the close of our tax year. We intend to use reasonable efforts to furnish to you tax information (including IRS Schedule K-1) as promptly as possible after the end of each taxable year, which describes your allocable share of our income, gain, loss, deduction and credit for the preceding taxable year. In preparing this information, we will use various accounting and reporting conventions to determine your allocable share of income, gain, loss, deduction and credit. If we are delayed in providing you with this information, it is possible that, in any taxable year, you will need to apply for extensions of time to file your tax returns. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss. If you are a non-U.S. holder, there can be no assurance that this information will meet your jurisdiction's tax compliance requirements.

It is possible that we may engage in transactions that subject us and, potentially, our members to other information reporting requirements with respect to an investment in us. You may be subject to substantial penalties if you fail to comply with such information reporting requirements. You should consult with your tax advisors regarding such information reporting requirements.

**Nominee Reporting**

Persons who hold our membership interests as nominees for another person are required to furnish to us (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity; (iii) the amount and description of shares held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on shares they acquire, hold or transfer for their own account. The nominee is required to supply the beneficial owner of our membership interests with the information furnished to us.

**Taxable Year**

A partnership is required to have a tax year that is the same tax year as any partner, or group of partners, that owns a majority interest (more than 50%) in the partnership. Our taxable year is currently the calendar year. A partnership also is required to change its tax year every time a group of partners with a different tax year end acquires a majority interest, unless the partnership has been forced to change its tax year during the preceding two year period. In the event the majority interest in us changes to a group of members with a different tax year and we have not been forced to change our tax year during the preceding two year period, we would be required to change our tax year to the tax year of that group of members.

**Treatment of Amounts Withheld**

If we are required to withhold any U.S. tax on distributions made to any member, we will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the member with respect to whom the payment was made and will reduce the amount of cash to which such member would otherwise be entitled.

**Tax Shelter Regulations**

In certain circumstances, a member who disposes of our membership interests resulting in the recognition by such member of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction, or a "reportable transaction," in accordance with regulations governing tax shelters and other potentially tax-motivated transactions, or the "Tax Shelter Regulations." In addition, an investment in us may be considered a "reportable transaction" if, for example, we recognize certain significant losses in the future. You should consult with your tax advisors concerning any possible disclosure obligation under the Tax Shelter Regulations with respect to the disposition of your Offered Units or your allocable share of certain losses incurred by us.

**Backup Withholding**

We will be required in certain circumstances to backup withhold on certain payments paid to noncorporate members who do not furnish us with their correct taxpayer identification number (or, in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

**New Legislation or Administrative or Judicial Action**

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our members will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our Offered Units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. We and our members could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

**State and Local Taxes**

Our members may be subject to various state and local. taxes and tax filing requirements. You are urged to consult your tax advisors with respect to the state and local tax consequences of acquiring, owning and disposing of your Offered Units, including potential state tax filing requirements.

**Audit of Tax Returns**

The IRS could audit our tax information returns. Any audit could result in the audit of a member's tax return. An audit of a member's return could result in adjustments to items related to our company as well as items not related to us.

The Code treats a partnership as a separate entity for purposes of audit, settlement and judicial review. Thus, the IRS may audit and make a single determination of the propriety of a partnership's treatment of partnership tax items at the partnership level. In general, a partnership's tax matters partner represents the partnership and its partners in the event of an audit of the partnership's tax returns. Our manager is our tax matters partner. All partners are nevertheless entitled to participate in an audit and each partner may enter into a settlement agreement on his own behalf with the IRS.

If the IRS proposes any adjustments to the tax returns filed by us or a member, substantial legal and accounting expenses and deficiency interest and penalties may be incurred. We will not bear any expense that may be incurred by a member in connection with the adjustments or audit of the member's returns.

Our manager has the authority to conduct, on our behalf and on behalf of our members, all examinations by tax authorities relating to our company at our expense. A tax controversy could result in substantial legal and accounting expenses being charged to us, even if the outcome is favorable.

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## ERISA CONSIDERATIONS

### General

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

### Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in a partnership will result in the underlying assets of the partnership being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a partnership will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions or ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the partnership (determined by not including the investments of persons with discretionary authority or control over the assets of such partnership, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which our manager is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

*Ineligible Purchasers*

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our manager, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

**ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR MANAGER OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.**

## REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

**No Membership Certificates.** We will not issue membership certificates representing Offered Units purchased in this offering to the Class A Members. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of the aggregate outstanding Offered Units, will be maintained by us as an exhibit to our operating agreement.

**Notification of Closing**. We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the closing of this offering and the release of the proceeds therefrom from escrow either (a) via email within 24-hours of the closing if you have provided us with an email address, which email will be followed by notification via United States mail or (b) via United States mail within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

**Operating Agreement**. Within thirty (30) days of the closing of this offering and the release of its proceeds to us, we will transmit to each purchaser of Offered Units, via United States mail or other carrier, an executed copy of our operating agreement, including the completed exhibit showing the Class A Members, their number of Offered Units owned, and their percentage interest in the Offered Units. We will update such exhibit to our operating agreement to account for any Offered Units transferred or redeemed. A Class A Member may request an updated copy of the Class A Membership exhibit from us at any time.

**Tax Information.** Within 90 days after the end of each fiscal year, which is currently the calendar year, we will send to each Class A Member such tax information as shall be necessary for the preparation of federal income tax returns and state income and other tax returns with regard to the applicable jurisdictions.

## INDEPENDENT AUDITORS

Our financial statements as of August 31, 2011 and for the period from our inception and RAC Bressi's and Bressi Development's financial statements as of December 31, 2010 and for the periods from their respective inceptions and appearing in Part F/S of this offering circular, have been audited by Lavine, Lofgren, Morris and Engelberg, LLP, independent certified public accountants, as set forth in their report thereon in Part F/S. Lavine, Lofgren, Morris and Engelberg has also reviewed the interim financial statements as of June 30, 2011 for RAC Bressi and Bressi Development appearing in Part F/S. Our pro forma financial statements as of June 30, 2011 and set forth in Part F/S showing the effects of our reorganization transactions and the closing of this offering as if they had occurred on June 30, 2011 have not been audited or reviewed by Lavine, Lofgren, Morris and Engelberg or any other independent accountant.

## ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the 1933 Act with respect to the Offered Units. This offering circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. Further, if you would like a copy of any of the documents referred to in this offering circular as exhibits to the Offering Statement and not already included as Appendices to this offering circular, please contact us at:

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
c/o ActivCare Living, Inc.
9619 Chesapeake Dr., Ste. 103
San Diego, CA 92123
Telephone: 858-565-4424
Fax: 858-565-1508
Email: JanetK@healthcaregrp.com
Attn: Janet Kruger

# Index to Financial Statements

# ACTIVCARE AT BRESSI RANCH, LLC

## FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

**For the Period from Inception (June 8, 2011) to August 31, 2011**



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE SUITE 300 LA JOLLA CALIFORNIA 92037

PHONE (858) 455-1200 FAX (858) 455-0898 WEB SITE www.llme.com

An Independent Member of BKR International

## INDEPENDENT AUDITORS' REPORT

To the Member of
ActivCare at Bressi Ranch, LLC
San Diego, California

We have audited the accompanying balance sheet of ActivCare at Bressi Ranch, LLC (the "Company") as of August 31, 2011 and the related statements of operations and changes in member's equity and cash flows for the period from inception (June 8, 2011) to August 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ActivCare at Bressi Ranch, LLC as of August 31, 2011, and the results of its operations and its cash flows for the period from inception (June 8, 2011) to August 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

# ACTIVCARE AT BRESSI RANCH, LLC

## *Balance Sheet*

**August 31, 2011**

There were no assets or liabilities as of the date above.

# ACTIVCARE AT BRESSI RANCH, LLC

## *Statement of Operations and Changes in Member's Equity*
**For the Period from Inception (June 8, 2011) to August 31, 2011**

There was no activity during this period.

# ActivCare at Bressi Ranch, LLC

## *Statement of Cash Flows*

**For the Period from Inception (June 8, 2011) to August 31, 2011**

There was no activity during this period.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

ActivCare at Bressi Ranch, LLC (the "Company") is a California limited liability company formed on June 8, 2011 for the purpose of obtaining all of the financial interest in a residential care facility for the elderly, known as ActivCare at Bressi Ranch, located in Carlsbad, California. The Company intends to file a Regulation A Offering Statement Under the Securities Act of 1933 (the "Offering") for the purpose of raising an estimated $4,365,000, net of estimated offering costs of $635,000. Concurrent with the Offering, the Company intends to acquire all of the membership interests in Bressi Development LLC and all of the limited partnership interests in R.A.C. Bressi, LP. Bressi Development LLC is currently constructing the residential care facility, which it owns, and R.A.C. Bressi, LP intends to operate the facility once construction is complete.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

The initial member and the manager of the Company is Income Property Group. Pursuant to the Offering, the Company expects to have additional members and will redeem Income Property Group as a member at the closing of the Offering. See the Operating Agreement for a description of the allocations and distributions among the members. The shareholders of Income Property Group are also partners/members of R.A.C. Bressi, LP and Bressi Development LLC.

### Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

### Subsequent Events

The Company has evaluated subsequent events through the date of the independent auditors' report, which is the date the financial statements were available to be issued.

# ACTIVCARE AT BRESSI RANCH, LLC

## *Proforma Consolidated Balance Sheet*

**June 30, 2011 (Unaudited)**

**THE PRO FORMA BALANCE SHEET OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.**

**ActivCare at Bressi Ranch, LLC**
**Proforma Consolidated Balance Sheet**
**March 31, 2011 (Unaudited)**

| | ActivCare at Bressi Ranch, LLC | | Bressi Development LLC | R.A.C. Bressi, LP | Consolidated | Proforma Adjustments | | Proforma |
|---|---|---|---|---|---|---|---|---|
| | | (1) | | | | | | |
| **ASSETS** | | | | | | | | |
| Cash | $ - | | $ 20,810 | $ - | $ 20,810 | $ 2,802,000 | | $2,822,810 |
| Related party receivable | - | | 150 | - | 150 | - | | 150 |
| Construction in progress | - | | 4,330,156 | - | 4,330,156 | - | | 4,330,156 |
| Loan origination fees, net | - | | 127,098 | - | 127,098 | - | | 127,098 |
| **Total assets** | $ - | | $ 4,478,214 | $ - | $ 4,478,214 | $ 2,802,000 | | $7,280,214 |
| **LIABILITIES AND MEMBERS'/PARTNERS' EQUITY (DEFICIT)** | | | | | | | | |
| Accounts payable | $ - | | $ 314,933 | $ - | $ 314,933 | $ - | | $ 314,933 |
| Accrued interest | - | | 57,311 | - | 57,311 | - | | 57,311 |
| Related party notes payable | - | | 1,563,000 | - | 1,563,000 | (1,563,000) | (3) | - |
| Note payable | - | | 2,634,100 | - | 2,634,100 | - | | 2,634,100 |
| **Total liabilities** | - | | 4,569,344 | - | 4,569,344 | (1,563,000) | | 3,006,344 |
| Members'/Partners' equity (deficit) | - | | (91,130) | - | (91,130) | 4,365,000 | (2) | 4,273,870 |
| **Total liabilities and members'/partners' equity (deficit)** | $ - | | $ 4,478,214 | $ - | $ 4,478,214 | $ 2,802,000 | | $7,280,214 |

**Note:** This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on March 31, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

(1) ActivCare at Bressi Ranch, LLC was formed on June 8, 2011, which is subsequent to the date of this proforma consolidated balance sheet.

(2) These are the estimated net proceeds from the Regulation A Offering, net of estimated costs of $635,000.

(3) The related party notes payable are expeced to be paid off with the proceeds from the Regulation A Offering.

# ACTIVCARE AT BRESSI RANCH, LLC

## *Proforma Consolidated Balance Sheet*

**June 30, 2011 (Unaudited)**

**THE PRO FORMA BALANCE SHEET OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.**

| | ActivCare at Bressi Ranch, LLC | Bressi Development LLC | R.A.C. Bressi, LP | Consolidated | Proforma Adjustments | | Proforma |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Cash | $ - | $ 71,901 | $ - | $ 71,901 | $ 2,869,477 | | $ 2,941,378 |
| Related party receivable | - | 7,225 | - | 7,225 | - | | 7,225 |
| Construction in progress | - | 5,627,221 | - | 5,627,221 | - | | 5,627,221 |
| Deferred offering costs | - | 67,477 | - | 67,477 | (67,477) | (3) | - |
| Loan origination fees, net | - | 119,766 | - | 119,766 | - | | 119,766 |
| **Total assets** | $ - | $ 5,893,590 | $ - | $ 5,893,590 | $ 2,802,000 | | $ 8,695,590 |
| **LIABILITIES AND MEMBERS'/PARTNERS' EQUITY (DEFICIT)** | | | | | | | |
| Accounts payable | $ - | $ 505,186 | $ - | $ 505,186 | $ - | | $ 505,186 |
| Accrued interest | - | 78,801 | - | 78,801 | - | | 78,801 |
| Related party notes payable | - | 1,563,000 | - | 1,563,000 | (1,563,000) | (2) | - |
| Note payable | - | 3,941,398 | - | 3,941,398 | - | | 3,941,398 |
| **Total liabilities** | - | 6,088,385 | - | 6,088,385 | (1,563,000) | | 4,525,385 |
| Members'/Partners' equity (deficit) | - | (194,795) | - | (194,795) | 4,365,000 | (1) | 4,170,205 |
| **Total liabilities and members'/partners' equity (deficit)** | $ - | $ 5,893,590 | $ - | $ 5,893,590 | $ 2,802,000 | | $ 8,695,590 |

**Note:** This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on June 30, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

**(1)** These are the estimated net proceeds from the Regulation A Offering, net of estimated costs of $635,000.

**(2)** The related party notes payable are expeced to be paid off with the proceeds from the Regulation A Offering.

**(3)** These deferred offering costs are included in the $635,000 estimate in note (1) above.

# ACTIVCARE AT BRESSI RANCH, LLC

## Pro Forma Statement of Operations
## For The Six Months Ended June 30, 2011 (Unaudited)

**THE PRO FORMA STATEMENT OF OPERATIONS OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.**

| | ActivCare at Bressi Ranch, LLC | Bressi Development LLC | R.A.C. Bressi, LP | Consolidated | Proforma Adjustments | Proforma |
|---|---|---|---|---|---|---|
| Expenses: | | | | | | |
| Marketing and advertising | $ - | $ 93,061 | $ - | $ 93,061 | $ - | $ 93,061 |
| General and adminstrative | - | 15,558 | - | 15,558 | - | 15,558 |
| **Net loss** | - | (108,619) | - | (108,619) | - | (108,619) |

**Note:** This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on June 30, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

# BRESSI DEVELOPMENT LLC

## FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

### For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010



& ENGELBERG, LLP

PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE SUITE 300 LA JOLLA CALIFORNIA 92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

**Independent Accountants' Review Report**

To the Members of
Bressi Development LLC
San Diego, California

We have reviewed the accompanying balance sheet of Bressi Development LLC (the "Company") as of June 30, 2011, and the related statements of operations and changes in members' deficit and cash flows for the six months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

{00065422.1 }



& ENGELBERG, LLP
PUBLIC ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
BKR International

# INDEPENDENT AUDITORS' REPORT

To the Members of
Bressi Development LLC
San Diego, California

We have audited the accompanying balance sheet of Bressi Development LLC (the "Company") as of December 31, 2010, and the related statements of operations and changes in members' deficit and cash flows for the period from inception (May 5, 2010) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bressi Development LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 5, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

## BRESSI DEVELOPMENT LLC

**Balance Sheets**
**June 30, 2011 (Unaudited) and December 31, 2010**

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 71,901 | $ 2,504 |
| Related party receivable | 7,225 | - |
| Construction in progress | 5,627,221 | 3,159,013 |
| Deferred offering costs | 67,477 | - |
| Loan origination fees, net | 119,766 | 134,431 |
| **Total assets** | $ 5,893,590 | $ 3,295,948 |
| **LIABILITIES AND MEMBERS' DEFICIT** | | |
| Accounts payable | $ 505,186 | $ 119,524 |
| Accrued interest | 78,801 | 43,126 |
| Related party notes payable | 1,563,000 | 1,563,000 |
| Note payable | 3,941,398 | 1,656,474 |
| **Total liabilities** | 6,088,385 | 3,382,124 |
| Members' deficit | (194,795) | (86,176) |
| **Total liabilities and members' deficit** | $ 5,893,590 | $ 3,295,948 |

## BRESSI DEVELOPMENT LLC

**Statements of Operations and Changes in Members' Deficit**
**For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010**

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| Expenses: | | |
| Start-up and organization costs | $ - | $ 86,176 |
| Marketing and advertising | 93,061 | - |
| General and administrative | 15,558 | - |
| **Net loss** | (108,619) | (86,176) |
| Members deficit, beginning of period | (86,176) | - |
| Members deficit, end of period | $ (194,795) | $ (86,176) |

## BRESSI DEVELOPMENT LLC

### Statements of Cash Flows
### For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (108,619) | $ (86,176) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Related party receivable | (7,225) | - |
| Accounts payable | 385,662 | 119,524 |
| Accrued interest | 35,675 | 43,126 |
| **Net cash provided by operating activities** | 305,493 | 76,474 |
| Cash flows from investing activities: | | |
| Payments for construction in progress | (2,453,543) | (1,583,792) |
| **Net cash used in investing activities** | (2,453,543) | (1,583,792) |
| Cash flows from financing activities: | | |
| Proceeds from issuance of note payable | 2,284,924 | 1,656,474 |
| Payment of loan fees | - | (146,652) |
| Payment of deferred offering costs | (67,477) | - |
| **Net cash provided by financing activities** | 2,217,447 | 1,509,822 |
| Net increase in cash | 69,397 | 2,504 |
| Cash, beginning of period | 2,504 | - |
| Cash, end of period | $ 71,901 | $ 2,504 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ 80,517 | $ 13,765 |
| Cash paid for income taxes | $ 1,600 | $ - |
| Noncash investing and financing activity: | | |
| Land acquired through issuance of related party notes payable | $ - | $ 1,563,000 |

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

Bressi Development LLC (the "Company") is a California limited liability company formed on May 5, 2010 for the purposes of acquiring, developing, constructing, and maintaining property located in Carlsbad, California for a residential care facility for the elderly.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

### Distributions and Allocations

The Operating Agreement (the "Agreement"), as amended, defines the allocation of income, losses, and distributions among the members:

As to income, subject to certain exceptions as defined in the Agreement:

- First, to the members, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the members, so that the income of each member at the end of the taxable year is equal to the amount such member is entitled to receive under the Agreement.

As to losses:

- First, to the members, in proportion to the cumulative net income previously allocated;
- Second, to the members, in accordance with their respective positive capital account balance until all the positive capital account balances have been reduced to zero;
- Thereafter, to the members, in accordance with their respective percentage interests.

As to distributions of cash available from operations (made at discretion of managers):

- 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

As to distribution of net proceeds from a capital transaction:

- First, to the members, in proportion to their respective capital contributions, less any amounts so distributed to them previously;
- Thereafter, 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

Pursuant to the construction note payable (Note 3), any distributions to the members requires the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the members relating to the activities of the Company, provided that after giving effect to such distributions, the Company has a debt to service coverage ratio of no less than 1.25 to 1.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash

The Company maintains its cash account with a financial institution with its funds insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC insured limits at times. The Company has not experienced any losses in such amounts, and believes it is not exposed to any significant credit risk related to cash.

### Construction in Progress

The Company follows authoritative guidance issued by the Financial Accounting Standards Board which establishes whether costs associated with acquiring, developing, constructing, selling, and renting real estate projects should be capitalized. Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. As of June 30, 2011 (unaudited) and December 31, 2010, no provision for depreciation has been made as the related assets are not yet completed and placed in service.

### Capitalized Interest

The Company capitalizes interest cost on borrowings incurred during the construction period and includes such amounts in construction in progress. As of June 30, 2011 and December 31, 2010, the Company has capitalized interest in the amount of $199,969 (unaudited) and $69,112, respectively, including amortization of loan origination fees.

### Loan Origination Fees

Costs associated with the origination of loans are capitalized and amortized over the term of the related loan. During the construction period, the amortization of loan origination fees are added to construction in progress. Loan origination fees are presented net of accumulated amortization in the amount of $26,886 (unaudited) and $12,221 as of June 30, 2011 and December 31, 2010, respectively. As of December 31, 2010, the Company expects to incur loan fee amortization of approximately $29,000 per year from 2011 to 2014 and $19,000 in 2015.

### Deferred Offering Costs

The Company defers costs directly associated with its offering of securities and will charge these costs against the gross proceeds of the offering upon completion. As of June 30, 2011, the Company has deferred offering costs of $67,477 (unaudited).

### Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Accordingly, no provision or benefit related to income taxes related to the operations of the Company is included in the accompanying financial statements. The income and expense of the Company are allocated to individual members who are then taxed based on their own individual tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Subsequent Events

The Company has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

## NOTE 2. CONSTRUCTION IN PROGRESS

Construction in progress consisted of the following as of:

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| Land and site preparation | $ 1,563,000 | $ 1,563,000 |
| Development and other costs | 4,064,221 | 1,596,013 |
| | $ 5,627,221 | $ 3,159,013 |

The estimated cost to complete the facility is approximately $3.6 million (unaudited) as of June 30, 2011, including furniture, fixtures, and equipment.

## NOTE 3. CONSTRUCTION NOTE PAYABLE

On August 1, 2010, the Company entered into a non-revolving construction loan for up to $8,000,000 with Mutual of Omaha Bank to finance the construction and operation of the residential care facility. The loan is secured by the deed of trust for the property and is guaranteed by certain members of the Company as well as two related party entities. In addition, the Company has assigned all leases, rents, lease guaranties, and bankruptcy claims to Mutual of Omaha Bank.

The loan bears interest at the rate that is the greater of 5.25% or *The Wall Street Journal* Prime Rate (the "Prime Rate") plus 2.25% for the period beginning August 1, 2010 through the earlier of 24 months or the date on which the Company and R.A.C. Bressi, LP ("R.A.C."), a related party, first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date, interest shall accrue at the rate that is the greater of 5.75% or the 3-year treasury rate plus 4%. As of June 30, 2011 (unaudited) and December 31, 2010, the loan accrues interest at 5.5%. Interest only payments are due monthly commencing on the date of the note through the Conversion Date. Beginning in the month following the Conversion Date, principal and interest shall be payable in equal monthly installments based on a 25 year amortization schedule with a final payment of all remaining unpaid principal and interest due on August 1, 2015, subject to the Company's option to extend the term of the loan for an additional 3-year period.

Beginning on a date no later than 12 months following the Conversion Date, the loan requires compliance with certain financial covenants, including a minimum profit level and maintenance of a debt service coverage ratio.

**NOTE 3. CONSTRUCTION NOTE PAYABLE (Continued)**

Interest in the amount of $7,307 is included in accrued interest as of December 31, 2010. There was no accrued interest on the construction note payable as of June 30, 2011 (unaudited).

**NOTE 4. RELATED PARTY TRANSACTIONS/AGREEMENTS**

**Notes Payable**

On August 1, 2010, the Company acquired property to be used for development of a residential care facility from Bressi Holding, LLC ("Holding"), a member of the Company, through a promissory note in the amount of $1,563,000, of which $821,000 is due to Holding and $742,000 is due to HCG Lending, LLC ("HCG Lending"), also a member of the Company. On August 24, 2010, HCG Lending assigned $200,000 of its interest in the promissory note to the managing members of the Company in exchange for $200,000.

The note is secured by the property (subordinate to the bank – see Note 3) and accrues interest at the greater of 5.25% or the Prime Rate plus 2.25% for the period beginning August 1, 2010 through the Conversion Date. For the period from the Conversion Date to the maturity date, which is the earlier of (i) August 1, 2015, subject to the option to extend, (ii) the sale or transfer of the property, or (iii) the repayment of the bank construction loan, interest shall accrue at the greater of 5.75% or the 3-year treasury rate plus 4%. As of June 30, 2011 (unaudited) and December 31, 2010, the note accrues interest at 5.5%. Interest-only payments are due monthly beginning in the month following the Conversion Date. All principal and accrued interest shall be payable on the maturity date.

Interest in the amount of $78,801 (unaudited) and $35,819 is accrued as of June 30, 2011 and December 31, 2010, respectively.

**Lease Agreement**

On August 1, 2010, the Company entered into a lease agreement with R.A.C., the prospective tenant, where the Company will lease the residential care facility to R.A.C. for a period of 25 years. No rent will be collected for the period from August 1, 2010 through the Conversion Date. Commencing on the Conversion Date through August 1, 2015, rent shall be an amount equal to the contractual debt service on the construction note payable. Thereafter, the Company and R.A.C. will renegotiate the rent amount for the remaining term of the lease agreement.

**Service Agreement**

On August 1, 2010, the Company entered into a service agreement with Health Care Group ("HCG") whereby HCG will provide development services in connection with the Company's construction and development of the residential care facility for the elderly. The term of the service agreement commenced on August 1, 2010 and will terminate upon completion of construction, to be evidenced by the Company's receipt of a certificate of occupancy from the City of Carlsbad, California. Total fees to HCG will be $260,000. As of June 30, 2011 and December 31, 2010, included in construction in progress are fees paid to HCG in the amount of $200,000 (unaudited) and $80,000, respectively.

## NOTE 4. RELATED PARTY TRANSACTIONS/AGREEMENTS (Continued)

### Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guaranties made by HCG in connection with the construction note payable discussed in Note 3, upon the sale to a third party of the residential care facility, the Company, and/or R.A.C., agree to pay compensation to HCG in an amount to be agreed upon between the Company and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Company, and/or R.A.C., shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Company to HCG.

# R.A.C. BRESSI, LP

## FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

**For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010**




LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP

CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International


## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have reviewed the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of June 30, 2011, and the related statements of operations and changes in partners' capital and cash flows for the six months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

{00065422.1 }



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

## INDEPENDENT AUDITORS' REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have audited the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of December 31, 2010, and the related statements of operations and changes in partners' capital and cash flows for the period from inception (May 25, 2010) to December 31, 2010. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.A.C. Bressi, LP as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 25, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

# R.A.C. BRESSI, LP

## Balance Sheets

## June 30, 2011 (Unaudited) and December 31, 2010

There were no assets or liabilities as of the dates above.

See independent accountants' review report, independent auditors' report, and accompanying notes to financial statements.

# R.A.C. BRESSI, LP

## Statements of Operations and Changes in Partners' Capital
## For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

# R.A.C. BRESSI, LP

## Statements of Cash Flows
## For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

## NOTE 5. NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

R.A.C. Bressi, LP (the "Partnership" or "R.A.C.") is a California limited partnership formed on May 25, 2010 with Income Property Group, a California Corporation, as its general partner. The Partnership was formed to operate a Carlsbad, California residential care facility for the elderly. As of June 30, 2011, the Partnership has had no activity as the residential care facility is still under construction. The assets of the residential care facility are owned by Bressi Development LLC ("Development"), a related party.

The term of the Partnership shall end December 31, 2040, unless sooner dissolved, as permitted in the Partnership Agreement (the "Agreement").

To the extent permitted by the California Corporations Code, the limited partners are not personally liable for the Partnership's liabilities.

### Contributions, Distributions, and Allocations

The Agreement, as amended, defines the allocation of income, losses, and distributions among the general and limited partners as follows:

As to net income:

- First, to the partners, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the partners, so that the income of each partner at the end of the taxable year is equal to the amount such partner is entitled to receive under the Agreement.

As to losses:

- First, to the partners, in proportion to the cumulative net income previously allocated;
- Second, to the partners, in accordance with their respective positive capital account balances until all the positive capital account balances have been reduced to zero;
- Thereafter, to the partners, in accordance with their percentage interests.

As to distributions of cash from operations (at the discretion of the general partner):

- First, to the Class A limited partners in proportion to their respective percentage interests up to $250,000 for the fiscal year;
- Second, to the Class B limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Third, to the Class C limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

### NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

As to distributions of net proceeds from a capital transaction:

- First, to the partners, in proportion to their respective capital contributions, less any amounts so distributed to them previously;
- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

Additionally, pursuant to the Agreement, one of the limited partners is obligated to contribute up to $1,175,000 to the capital accounts of the Partnership at times and amounts as determined by the general partner.

Pursuant to the Partnership's guarantee of Development's bank loan (Note 2), any distributions to the partners require the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the partners relating to the activities of the Partnership, provided that after giving effect to such distributions, the Partnership has a debt to service coverage ratio of no less than 1.25 to 1.

#### Income Taxes

The Partnership is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any partnership income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Partnership are subject to examination by federal and state taxing authorities. If such examination results in a change in the Partnership's income tax status, a provision for income taxes may need to be recorded.

#### Subsequent Events

The Partnership has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

### NOTE 6. RELATED PARTY AGREEMENTS

#### Management Agreement

The Partnership entered into a management agreement to be effective October 1, 2011 with Health Care Group ("HCG"), a related party. HCG will manage and operate the residential care facility, when completed, on behalf of the Partnership. A management fee of the greater of 5% of the Partnership's gross revenue from operations or $18,000 will be paid to HCG on a monthly basis. The initial term of the agreement is 10 years and shall be extended for successive one year terms, unless terminated by either party.

## NOTE 2. RELATED PARTY AGREEMENTS (Continued)

### Lease Agreement

On August 1, 2010, the Partnership entered into an agreement with Development, the lessor, whereby R.A.C. will lease the residential care facility from Development for a period of 25 years. No rent will be due for the period from August 1, 2010 through the earlier of 24 months or the date that Development and R.A.C. first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date through August 1, 2015, rent shall be in an amount equal to the contractual debt service on the construction note payable held by Development. Thereafter, Development and R.A.C. will renegotiate the rent payable for the remaining term of the lease agreement.

### Guaranty of Loan

The Partnership has guaranteed full payment of the construction note payable held by Development to the lender in the event of default by Development. As of June 30, 2011, the total amount outstanding on the loan is $3,941,398; the maximum borrowing allowed pursuant to the construction loan is $8,000,000.

### Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guaranties made by HCG in connection with the construction note payable held by Development, upon the sale to a third party of the residential care facility, the Partnership, and/or Development, agree to pay compensation to HCG in an amount to be agreed upon between the Partnership and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Partnership, and/or Development, shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Partnership to HCG.

# APPENDICES

**All Appendices other than Appendix C, the form of Purchaser Questionnaire and Subscription Agreement, are contained on the CD-Rom Disk enclosed with this offering circular.**

**Appendix C is set forth below.**

# APPENDIX C

# PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

## PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

**Class A Units of Membership Interest**
**In**
**ActivCare at Bressi Ranch, LLC**

Please read carefully the Offering Circular (the "Circular") for the sale of Class A Units of Membership Interests (the "Offered Units") in ActivCare at Bressi Ranch, LLC (the "Company") dated December 6, and all exhibits and supplements thereto, before deciding to invest.

AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU SHOULD EXAMINE THE SUITABILITY OF THIS TYPE OF INVESTMENT IN THE CONTEXT OF YOUR OWN NEEDS, INVESTMENT OBJECTIVES AND FINANCIAL CAPABILITIES, AND YOU SHOULD MAKE YOUR OWN INDEPENDENT INVESTIGATION AND DECISION AS TO SUITABILITY AND AS TO THE RISK AND POTENTIAL GAIN INVOLVED. ALSO, AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU ARE ENCOURAGED TO CONSULT WITH YOUR ATTORNEY, ACCOUNTANT, FINANCIAL CONSULTANT OR OTHER BUSINESS OR TAX ADVISOR REGARDING THE RISKS AND MERITS OF THE PROPOSED INVESTMENT.

This offering is limited to investors who certify that they meet all of the suitability requirements set forth in the Circular for the purchase of the Offered Units.

If you meet these qualifications and desire to purchase Offered Units, please complete, sign and deliver this Purchaser Questionnaire and Subscription Agreement ("Subscription Agreement") to Courtlandt Securities Corporation ("Courtlandt") at the address set forth below, and deliver your check, payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," in the amount of the purchase price for your Offered Units to Courtlandt at the address below. You may also submit your purchase price to Comerica Bank via wire transfer pursuant to the wiring instructions set forth below. If you submit your purchase price via wire transfer, please attach a copy of the completed wire instructions regarding your transfer to this Subscription Agreement.

**Courtlandt Securities Corporation**
Courtlandt Securities Corporation
3991 MacArthur Blvd.,
Suite 320
Newport Beach, California
92660
Attention: Andrew Litwin
Telephone: (800) 994-7094 x224
Facsimile: (949) 251-6911

**Wiring Instructions**

COMERICA BANK
Two Embarcadero Center, Suite 300
San Francisco, CA 94111
Attention: Special Corporate Financial Services, Br #80947
Account Name: Comerica Bank
Account No: 1893190957
Special Instructions: Escrow No. 49508-0339SUB/ActivCare

For International Wires Only: SWIFT Bank Identification Code: MNBD US 33

The Company will cause Courtlandt to transmit checks received in accordance with the foregoing instructions to the Escrow Agent pursuant to the following procedures:

(i) Where, pursuant to Courtlandt's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by Courtlandt to the Escrow Agent for deposit with the Escrow Agent.

(ii) Where, pursuant to a Courtlandt's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by 5:00 pm of the next business day following receipt by Courtlandt to the office of Courtlandt conducting such final internal supervisory review (the "**Final Review Office**"). The Final Review Office will in turn transmit by noon of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Agent for deposit directly with the Escrow Agent.

Upon receipt of the signed Subscription Agreement, verification of your investment qualifications, and acceptance by the Company, the Company will notify you of receipt and acceptance of your subscription. Until subscriptions for the entire offering amount of $5,000,000 are received, all subscription proceeds for Offered Units will be held in an escrow account as described in the Circular. The Company reserves the right, in its sole discretion, to accept or reject your subscription, in whole or in part, for any reason whatsoever. Any subscription application not accepted within 30 days of receipt shall be deemed rejected. If your subscription is rejected in whole, your subscription payment will be returned to you in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. If we accept only a portion of your subscription, we will return the balance of your subscription payment with any interest accrued thereon. Any questions about subscriptions should be directed to Andrew Litwin at the contact information shown above.

**Important Note: The person or entity actually making the decision to invest in the Offered Units should complete and execute this Subscription Agreement.**

## PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

**Class A Units of Membership Interest**
**In**
**ActivCare at Bressi Ranch, LLC**

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), for a purchase price of $1,000.00 per Offered Unit ($20,000 (20 Offered Units) minimum purchase), for a total purchase price of $_____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated December6, 2011, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either (i) transmitting a check for my Subscription Price payable to the order of "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," to Courtlandt Securities Corporation, who will forward the check to the Comerica Bank, as escrow agent for the Company in accordance with the procedures set forth above, or (ii) making a wire transfer (pursuant to the instructions set forth above) in the amount of my Subscription Price and attaching my completed wiring instructions for my transfer to this Subscription Agreement. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is:_____________________________ .

2. My date of birth is: _______________________________ (Individuals only).

3. FOR INDIVIDUALS NOT RESIDING IN CALIFORNIA, OR ENTITIES NOT WITH THEIR PRIMARY PLACE OF BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

______ I have a net worth (excluding the value of my home, furnishings and automobiles) of at least $250,000; or

______ I have a gross annual income of at least $70,000 and a net worth of at least $70,000.

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. IN ADDITION, SOLELY FOR RESIDENTS OF MICHIGAN, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN MICHIGAN:

______ I have a net worth of at least ten (10) times the purchase price of the Offered Units subscribed for hereby.

5. FOR RESIDENTS OF CALIFORNIA, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

I am a "qualified purchaser" as that term is defined in Section 25102(n) of the California Corporations Code by reason of being at least one of the following:

______ The trustee of the Company, a general partner of the Company, or any officer or director of the general partner of the Company.

______ A person occupying a position with the Company, or with the general partner of the Company, with duties and authority substantially similar to those of an executive officer of a corporation.

______ One of the following:

(1) A relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) A trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests);

(3) A corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

______ An individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

______ A person purchasing $150,000 or more of the Offered Units, provided such person meets either one of the following (please circle (1) or (2) below, or both as applicable, if initialing this criterion):

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

______ A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

______ A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission under the Securities Act of 1933.

______ An entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the California Corporations Code.

______ A (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

______ A pension or profit-sharing trust of the Company, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

______ An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements

______ A natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles. Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

6. Please initial next to the appropriate statement.

_______ The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

_______ The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

7. Under penalties of perjury, I certify:

(a) that the number shown on this form is my correct taxpayer identification number/social security number, and

(b) that I am not subject to backup withholding because (initial one):

_______ I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends; or

_______ The Internal Revenue Service has notified me that I am no longer subject to backup withholding.

8. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever. In the event this subscription is rejected in whole by the Company, the funds transmitted herewith shall be returned to the undersigned in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. In the event the Company accepts only a portion of this subscription, the funds not accepted will be returned to the undersigned with any interest accrued thereon.

9. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I have adequate means of providing for my financial requirements, both current and anticipated, and have no need for liquidity in this investment. I can bear and am willing to accept the economic risk of losing my entire investment in the Offered Units.

10. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement. I hereby agree to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Subscription Agreement, including any information about changes concerning my net worth and financial position.

11. I am purchasing the Offered Units for my own account and for investment purposes only and have no present intention, understanding or arrangement for the distribution, transfer, assignment, resale or subdivision of the Offered Units. I understand that, due to the lack of any resale market existing or anticipated to exist for the Offered Units, my investment in the Company may be illiquid and may have to be held indefinitely

12. I have reviewed the Articles of Organization and the Amended and Restated Operating Agreement of ActivCare at Bressi Ranch, LLC attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted and the Offered Units are issued to me, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the Company's Operating Agreement.

15. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of California without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

16. I hereby covenant and agree that any dispute, claim or controversy arising out of or related to this Subscription Agreement, the breach hereof, the termination, enforcement, interpretation or validity hereof, or an investment in the Offered Units shall be settled by arbitration in San Diego, California, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. I hereby submit to the *in personam* jurisdiction of such tribunal and waive any objection that such forum is inconvenient or otherwise improper. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or, if there was no mediation, shall be a person agreed to by each party to the dispute within 30 days following notice by one party that he desires that a matter be arbitrated. If there was no mediation and the parties are unable within such 30-day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the San Diego, California office of the American Arbitration Association which arbitrator shall be experienced in the area of real estate and knowledgeable with respect to the subject matter area of the dispute. The non-prevailing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys' fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party. The arbitration panel shall render a decision within 30 days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within 30 days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery.

BY EXECUTING THIS SUBSCRIPTION AGREEMENT YOU ARE AGREEING TO HAVE CERTAIN DISPUTES DECIDED BY NEUTRAL ARBITRATION, AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE SUCH DISPUTES LITIGATED IN A COURT OR JURY TRIAL. BY EXECUTING THIS AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

17. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have

furnished to any of the foregoing in connection with this transaction. This indemnification includes, but is not limited to, any damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred by the Company, its affiliates or any of their directors, partners, members, managers, shareholders, officers, employees, affiliates or advisors, defending against any alleged violation of federal or state securities laws which is based upon or related to any untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished in connection with this transaction.

18. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or an interest herein, and any purported transfer shall be void; (b) except as specifically described herein, I am not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement will be binding on my heirs, successors and personal representatives; provided, however, that if the Company rejects this Subscription Agreement, this Subscription Agreement shall be automatically canceled, terminated and revoked; (c) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (d) within two days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (e) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

19. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

20. I (we) wish to own my (our) Offered Units as follows (initial one).

(a) _______ Separate or individual property. (In community property states, if the Purchaser is married, his (her) spouse must submit written consent if community funds will be used to purchase the Offered Units.)

(b) _______ Husband and Wife as community property. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(c) _______ Husband and Wife as community property with right of survivorship. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(d) _______ Joint Tenants with right of survivorship. (Both parties must sign all required documents unless advised by their attorney that one signature is sufficient.)

(e) _______ Tenants in Common. (All parties must sign all required documents.)

(f) _______ Trust. (Attach copy of trust instrument and include name of trust, name of trustee, and date trust was formed.)

(g) _______ Corporation, Partnership or Limited Liability Company. (Attach copy of certificate of organization or certificate of limited partnership, if any, and partnership agreement or operating agreement and include evidence of authority for person who executes required documents.)

(h) Other (indicate):

_______________________________________________

*(SPECIAL INSTRUCTIONS: In all cases, the person/entity making the investment decision to purchase the Offered Units must complete and sign this Subscription Agreement. Investors must list their principal place of residence rather than their office or other address on the signature page so that the Company can confirm compliance with appropriate securities laws. If you wish correspondence sent to some address other than your principal residence, please provide a mailing address in the blank provided below.)*

REGISTRATION INFORMATION

Please print the exact title (registration) you desire on the account, in the case of a corporation, trust or other entity, you should use the full name of such entity:

______________________________

______________________________

______________________________

Mailing address:

______________________________

______________________________

E-mail address: ______________________________

| | | |
|---|---|---|
| Entity (if applicable) | Federal Employer ID Number | State of Formation |
| Individuals (if applicable) | Social Security Number | State of Legal Residence |
| Joint Owner (if applicable) | Social Security Number of Joint Owner | State of Legal Residence |

| | |
|---|---|
| DISTRIBUTIONS | Distribution Address: Please indicate to whom distributions should be sent, if not to the address set forth above. **If you desire your distributions made via direct deposit, please complete the attached Authorization Agreement for Direct Deposit (ACH Credits).** |

Name: ________________________________________________

Address: ________________________________________________

________________________________________________

| | |
|---|---|
| RETURN OF CAPITAL DISTRIBUTIONS | Do you want return of capital distributions sent to the person(s) or entity listed above under Registration Information__________ or Distributions/Dividends__________ ? (Initial one) |
| INVESTOR INFORMATION | Please send all Investor correspondence to the following: |

Name: ________________________________________________

Address: ________________________________________________

________________________________________________

Work: (    ) ________________ Home: (    ) ________________

Fax: (    ) ________________ Cell: (    ) ________________

Primary State of Residence: ________________________________________________

Federal Tax ID Number/Social Security Number. ______________________________

E-Mail Address: ________________________________________________

| | |
|---|---|
| EXECUTION | THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE. |

Executed this ___ day of______________ 20 ___.

X __ ________________________________________________

Signature (Investor, or authorized signatory)

Title: ________________________________________________

X __ ________________________________________________

Signature (Investor, or authorized signatory)

Title: ________________________________________________

| SUBSCRIPTION ACCEPTED | ACTIVCARE AT BRESSI RANCH, LLC<br>a California limited liability company |
|---|---|

By: Income Property Group,
a California corporation
Its: Manager

By: ______________________________
Its: ______________________________

Dated: ______________________

BROKER/DEALER REPRESENTATIONS AND WARRANTIES

Standards of suitability have been established by ActivCare at Bressi Ranch, LLC and fully disclosed in the section of the Circular entitled "WHO MAY INVEST." Prior to recommending purchase of the Offered Units, we have reasonable grounds to believe, on the basis of information supplied by the investor concerning his or her investment objectives, other investments, financial situation and needs, and other pertinent information that: (i) the investor meets the suitability standards established by the Circular for the investor's state of residence; (ii) the investor resides in a state where the Offering has been registered or is exempt from registration; (iii) the investor has a net worth and income sufficient to sustain the risks inherent in the Offered Units, including loss of the entire investment and lack of liquidity; and (iv) the Offered Units are otherwise a suitable investment for the investor. We will maintain in our files documents disclosing the basis upon which the suitability of this investor was determined.

We verify that the above subscription either does not involve a discretionary account or, if so, that we have made the investor aware, prior to subscribing for the Offered Units, of the risks entailed in investing in the Offered Units.

Broker/Dealer Firm Name:________________________________________

Registered Representative:________________________________________
(Please Print)

________________________________________________________
Registered Representative's BRANCH ADDRESS, City, State, Zip

Branch Phone Number: ( ______ )____________________________

E-mail address: ________________________________________

I hereby certify that I am registered in____________________ , the state of sale.

________________________________________
Signature of Registered Representative

## AUTHORIZATION AGREEMENT FOR DIRECT DEPOSIT (ACH CREDITS)

Individual/Trust/Entity Name:______________________________________________

Individual/Trust/Entity Tax ID Number:______________________________________

I (we) hereby authorize ActivCare at Bressi Ranch, LLC, or its designee, hereinafter called the Company, to initiate credit entries to my ~ Checking Account/ ~ Savings Account/ ~ IRA Account (select one) at the depository financial institution named below, hereinafter called DEPOSITORY and to credit my (our) distributions to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law.

Depository Name: ______________________________ Branch:______________________________

City:______________________________ State:________________ Zip:__________

Routing Number:______________________________ Account Number:______________________________

This authorization is to remain in full force and effect until the Company has received written notification from me (or either of us) of its termination in such time and in such manner as to afford the Company and DEPOSITORY a reasonable opportunity to act on it.

Name:______________________________ Tax ID Number/ Social Security Number:______________________

Signature:______________________________ Date:________________, 20____

Joint Owner (if applicable):

Name:______________________________ Tax ID Number/ Social Security Number:______________________

Signature:______________________________ Date:________________, 20____

**If you are authorizing a direct ACH credit, please attach a voided check for the account listed above.**

## PART III – EXHIBITS

## EXHIBIT INDEX

| Exhibit Number | Exhibit Description |
|---|---|
| (1) | Managing Broker-Dealer Agreement by and between Courtlandt Securities Corporation and us.** |
| (2)(a) | Articles of Organization of the issuer.** |
| 2(b) | Amended and Restated Operating Agreement of the issuer.** |
| (4) | Form of Purchaser Questionnaire and Subscription Agreement.* |
| (6)(a) | Management Agreement by and between R.A.C. Bressi, LP and ActivCare Living, Inc. (f/k/a Health Care Group).** |
| 6(b) | Agreement between Bressi Development LLC and Bycor General Contractors, Inc.** |
| 6(c)(i) | Loan Agreement (Non-Revolving Construction Loan Converting to Mini-Perm Loan) by and between Bressi Development LLC and Mutual of Omaha Bank.** |
| 6(c)(ii) | Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank.** |
| 6(d) | Lease by and between Bressi Development LLC and R.A.C. Bressi, LP.** |
| 6(e) | Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC.** |
| 6(f) | Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP.** |
| 6(g)(i) | Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group), and us.** |
| 6(g)(ii) | First Amendment to Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group), and us.** |
| 6(h) | Amended and Restated Unsecured Promissory Note made by R.A.C. Bressi, LP in favor of William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended.** |
| 6(i) | Funding Agreement by and between R.A.C. Bressi, LP, William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended.** |
| (9) | Amended and Restated Escrow Agreement by and between Comerica Bank and us.** |
| (10)(a) | Consent of Lavine, Lofgren, Morris and Engelberg LLP. |

| | |
|---|---|
| (10)(b) | Consent of Courtlandt Securities Corporation as underwriter.** |
| (10)(c) | Consent of Valuation and Information Group.** |
| (11) | Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units.** |
| (12) | Sales Materials. |
| (15)(a) | Opinion of Kaplan & Frank, PLC regarding certain tax matters.** |
| 15(b) | Market Study of a Proposed Assisted Living Facility at the Southeast Corner of TownGarden Road and Cottage Drive, dated July 10, 2009.** |
| 15(c) | Appraisal of a Proposed Memory Care Facility at 6255 Nygaard St., Carlsbad, CA, dated February 8, 2010.** |

* Set forth in the offering circular as Appendix C
** Previously Filed

SIGNATURES

The issuer has duly caused this Amendment No. 5 to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California.

ActivCare at Bressi Ranch, LLC,
a California limited liability company

By: Income Property Group,
a California corporation
Its: Manager



By:
Name: W. Major Chance
Its: Chief Executive Officer

**A MAJORITY OF THE DIRECTORS OF INCOME PROPERTY GROUP, SOLE MANAGER OF THE ISSUER**



W. Major Chance



D. Kevin Moriarty



Todd A. Shetter

Exhibit (1)

(Previously Filed)

Exhibit (2)(a)

(Previously Filed)

Exhibit (2)(b)

(Previously Filed)

Exhibit (4)

Set forth in the offering circular as Appendix C

Exhibit (6)(a)

(Previously Filed)

<u>Exhibit (6)(b)</u>

(Previously Filed)

Exhibit (6)(c)(i)

(Previously Filed)

Exhibit (6)(c)(ii)

(Previously Filed)

Exhibit (6)(d)

(Previously Filed)

Exhibit (6)(e)

(Previously Filed)

Exhibit (6)(f)

(Previously Filed)

Exhibit (6)(g)(i)

(Previously Filed)

Exhibit 6(g)(ii)

(Previously Filed)

Exhibit 6(h)

(Previously Filed)

Exhibit 6(i)

(Previously Filed)

Exhibit (9)

(Previously Filed)

Exhibit (10)(a)

(See Attached)



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

## CONSENT OF INDEPENDENT ACCOUNTANTS AND AUDITORS

The Members of
ActivCare at Bressi Ranch, LLC
San Diego, California

Lavine, Lofgren, Morris & Engelberg, LLP consents to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of: (i) our independent accountants' review reports dated September 23, 2011 relating to the financial statements of Bressi Development LLC as of and for the six months ended June 30, 2011, and the financial statements of R.A.C. Bressi, LP as of and for the six months ended June 30, 2011, and (ii) our independent auditors' reports dated September 23, 2011 relating to the financial statements of Bressi Development LLC as of December 31, 2010, and for the period from inception (May 5, 2010) to December 31, 2010, the financial statements of R.A.C. Bressi, LP as of December 31, 2010, and for the period from inception (May 25, 2010) to December 31, 2010, and the financial statements of ActivCare at Bressi Ranch, LLC as of August 31, 2011, and for the period from inception (June 8, 2011) to August 31, 2011.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
December 6, 2011

{00062865.1 }

Exhibit (10)(b)

(Previously Filed)

Exhibit (10)(c)

(Previously Filed)

Exhibit (11)

(Previously Filed)

## Exhibit (12)

In accordance with the changes to the offering structure set forth in this and prior amendments to our Offering Statement on Form 1-A, we have revised the sales material to be used in the offering. The revised sales material, consisting of a (i) printed advertisement in accordance with Rule 251(d)(1)(ii)(C) of Regulation A and Section 25102(n)(5) of the California Corporations Code, (ii) 10-page marketing brochure and (iii) 4-page marketing brochure (which is a short form of the 10-page brochure), is attached below.


ActivCare At Bressi Ranch
Residential Memory Care
ActivCare at Bressi Ranch, LLC.
Class A Units of Membership Interest
$5,000,000 Maximum ($1,000 Per Class A Unit) Aggregate Offering
*Artists rendering. Actual building completed in October 2011

**FOR RESIDENTS OF CALIFORNIA, COLORADO, ILLINOIS AND MINNESOTA MEETING THE SUITABILITY STANDARDS SET FORTH IN THE OFFERING CIRCULAR ONLY**

*The offered Units are preferred units, entitled to certain preferences, as described in the Offering Circular, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions. Purchasers of Class A Units receive the greater of:*

***8% Annual Preferred Distribution****

***Or***

***50% of the Distributable Operating Cash Flow*****

***Up to***

***10% Internal Rate of Return******* on Invested Capital with***

***With***

***25% of Distributable Operating Cash Flow***** following IRR Hurdle***

*the preferred return is merely a preference as to distributions and is not a guaranty of a particular rate of return

**see the Offering Circular for complete offering information and page two of this brochure for more detail

***see the Offering Circular and the company's Operating Agreement included therewith for complete explanation of the Internal Rate of Return calculation.

THIS INFORMATIONAL BROCHURE IS DESIGNED FOR MARKETING PURPOSES ONLY. It does not constitute an offer to sell or a solicitation of an offer to buy any security. Such offers may only be made by ActivCare at Bressi Ranch, LLC's (the "Company") offering circular which has either been provided to you previously or accompanies this informational brochure. None of the securities described herein and in the offering circular may be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered to the purchasing investor and the offering statement, of which the offering circular is a part, filed with the Commission becomes qualified. Furthermore, no securities may be sold or offers to buy may be accepted in any state in which the securities described herein and in the offering circular may be offered prior to either the registration of the securities in such state or the Company's determination of a valid exemption to registration in such state. This informational brochure does not purport to be complete and must be read in conjunction with the offering circular.

The offering described in the offering circular and this informational brochure is open to residents of the states of California, Colorado, Illinois and Minnesota only and may only be made in those jurisdictions. If you are not a resident of one of these states, or you do not meet the Company's suitability standards, you must return all materials related to the offering immediately.

An investment in the Company's offered units is highly speculative and is suitable only for persons who are able to evaluate the risks of their investment. An investment in the Company's offered units is subject to numerous risks and should be made only by persons able to bear the risk of and to withstand the total loss of their investment. Prospective purchasers must read the offering circular in its entirety, including without limitation the section entitled "risk factors," prior to making an investment decision. There is no guaranty the Company will meet your investment objectives.

ActivCare®
At
Bressi Ranch
Residential Memory Care

## ActivCare at Bressi Ranch Community



ActivCare
Bressi Ranch

Photograph of ActivCare at Bressi Ranch Front - November 2011 – Property Open

ActivCare at Bressi Ranch is a new memory-care facility in Carlsbad, California, which opened in November 2011. It consists of an 80-bed, single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services. The building has four wings with unique accommodations.

One wing is designed to accommodate residents with mild cognitive impairment. These residents need a programmed environment but do not need a secured perimeter, as they do not have a propensity to wander. The perimeter will nevertheless be monitored to ensure these residents' safety.

Two of the four wings are dedicated to the ActivCare® program, a proprietary care and activity program designed by Health Care Group, for those residents with Alzheimer's disease and other dementia related disorders. These residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.

The fourth wing of the building is the ActivCare® Plus area, another proprietary care program designed by Health Care Group, which is dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well being. These residents have become transfer and wheelchair dependent, and the ActivCare program is modified to meet their needs based upon their diminished physical capacity.



ActivCare at Bressi Ranch is comprehensively designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow HCG to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.



ActivCare At Bressi Ranch
Residential Memory Care

## Statistics

***Every 69 seconds someone in the U.S. develops Alzheimer's disease (by mid-century the rate increases to every 33 seconds.)****

***5.4 million Americans have Alzheimer's disease in 2011.****

***The annual number of newly diagnosed cases of Alzheimer's disease in the U.S. is projected to double by 2050.****

***Alzheimer's disease is the 5th leading cause of death for those 65 years and older in the U.S.****

**Alzheimer's Association*



## Impact on Family Caregivers:

- Spouse and loved ones inherit the role of providing physical assistance with personal care, bathing, dressing and toileting.
- Increased emotional and physical stress on caregiver.
- Cost of providing private duty care in the home.

## Triggering events that many times lead to placement:

- Wandering
- Falls
- Hospitalization
- Physician guidance to place

**Number of People Aged 65 and Older with Alzheimer's by Age**

| Year | 65–74 | 75–84 | 85+ | Total | % change from 2000 |
|---|---|---|---|---|---|
| 2000 | 28,000 | 240,000 | 180,000 | 440,000 | |
| 2010 | 24,000 | 220,000 | 230,000 | 480,000 | 9% |
| 2020 | 38,000 | 250,000 | 270,000 | 560,000 | 27% |
| 2025 | 44,000 | 320,000 | 300,000 | 660,000 | 50% |

**Number of Alzheimer's and Dementia Caregivers, Hours of Unpaid Care, and Economic Value of Care**

| Year | Number of Caregivers | Total Hours of Unpaid Care | Total Value of Unpaid Care |
|---|---|---|---|
| 2008 | 1,112,121 | 959,982,607 | $10,655,806,936 |
| 2009 | 1,233,164 | 1,404,327,156 | $16,149,762,293 |
| 2010 | 1,459,978 | 1,662,623,044 | $19,835,092,909 |

**Cognitive Impairment in Nursing Home Residents, 2008**

Total Nursing Home Residents **258,863**


39%
26%
35%

Level of Cognitive Impairment
- severe/moderate
- mild/very mild
- none

**Percentage Change in Number with Alzheimer's Disease Compared to 2000**


9%
27%
50%
2010
2020
2025

Number of Deaths Due to Alzheimer's Disease in 2007

**8,497**

## Role of ActivCare Community

- Safe and Secure Perimeter
- 24 hour residential living program
- Activities-based program that enhances the resident's quality of life
- Affordable, safe and stimulating environment

## Definition of ActivCare –Specialized Memory Care Community

- Structured Activities
- Maintain the highest possible functioning level of each resident
- Enhance their self-esteem
- Reduce reliance on behavior medication

## National Demand

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050). Over the next five years the fastest growing age group is expected to be the 65+ population. In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications of this increase on the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons.

The larger number of elderly persons will also place greater pressure on the budget for the Medicare program and other government programs, such as Medicaid, which pays for about half the total costs of nursing home care. The total projected expenditure for all services from the age of 65 years until death is $164,505. Of this amount, $105,342 is for Medicare plus cost sharing, $34,205 is for nursing home care not covered by Medicare, $11,428 is for home health care not covered by Medicare, $9,546 is for prescription drugs and $3,984 is for vision, dental care and durable medical equipment (see following table).

Total expenditures from the age of 65 years until death rise substantially with longevity, from $31,181 for persons who die at the age of 65 years to over $200,000 for those who die at the age of 90 or older.

Percentage Change in Number with Alzheimer's Disease Compared to 2000


Percent
70
60
50
40
30
20
10
0
9%
27%
50%
2010
2020
2025

## Regional Demand Analysis

ActivCare at Bressi Ranch is located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is at a premium and, thus, real estate is expensive even by Southern California standards. The annual *Forbes Magazine©* study which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years, the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County.

## Competition

Within the primary market area there are six operating competitors that offer assisted living services. A Market Study of a Proposed Assisted-Living Facility at Bressi Ranch dated July 10, 2009 (the "Market Study") defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas. The secondary market area is the area from which the remainder of the intended residents will be drawn, which the Market Study defines as the balance of the San Diego Metropolitan Area. Our primary competitors have, in the aggregate, 545 beds, which as of the date of the Market Study, were 97.3% occupied.

ActivCare
At
Bressi Ranch
Residential Memory Care







The above pictures are renderings of the property.

## ActivCare® Residential Memory Care

The ActivCare® - Residential Memory Care program within each Health Care Group community is specially designed to adapt to the unique needs of people who have Alzheimer's disease or other related dementia. The program is therapeutic in nature and addresses the physical, mental, psychological and spiritual needs of each individual. Each resident's individuality, dignity, and self-esteem are maintained while strengths and abilities are maximized.

ActivCare® has flexibility to adapt to each resident's needs. For example, a resident who may be up during the night will require more sleep in the morning. Special activities and snacks in the evening hours will be provided to allow the resident to sleep longer in the morning.

A daily 24-hour activity schedule may include: exercise, nature walks, arts and crafts, special events and activities of daily living. Although there is flexibility for individual participation and they are free to follow their own agenda, residents are encouraged to take part in the organized activities. These carefully planned activities are instrumental in minimizing the restlessness typical to those with Alzheimer's disease and related dementia.

ActivCare provides a secure environment with freedom of movement within the community, as well as outdoors. Residents' individual rooms are decorated with personal items and furniture to ensure a home-like quality. Large great rooms allow for multiple spaces where the activity programs can meet the residents' individual preferences. Wide doorways and corridors provide easy access and encourage social interaction.

## Management of ActivCare at Bressi Ranch

R.A.C. Bressi, LP ("RAC Bressi"), our prospective subsidiary whom we will acquire as of the closing of the Offering, has contracted with Health Care Group to manage the day-to-day affairs of ActivCare at Bressi Ranch. Health Care Group will be compensated for managing ActivCare at Bressi Ranch pursuant to the terms of RAC Bressi's management agreement with Health Care Group.

Health Care Group was founded by W. Major Chance in 1981 to serve as the operator and manager of senior assisted living facilities located primarily in Southern California. A San Diego based organization, HCG has developed and/or operated communities containing more than 4000 senior housing accommodations.

These communities ranged in size from 56 to over 400 accommodations, and included free standing ActivCare® buildings and large campuses offering the ActivCare® program as part of the continuum of care. Our company will rely on the executive officers and directors of Health Care Group to operate the ActivCare at Bressi Ranch facility.


ActivCare
Residential Memory Care

Executive Team (from left to right) Todd Shetter, D. Kevin Moriarty, B. Renee Barnard, and W. Major Chance

## Operations

Dedicated to honoring commitments to its residents, employees and owner/investor clients, Health Care Group has created an outstanding management team comprised of senior managers with proven records of accomplishment. This talented team has over 90 years of senior housing and nursing care experience, and has been together since the inception of the ActivCare® program in 1988.

These strong working relationships facilitate the effectiveness of the executive management team and provide exceptional leadership and direction to the employees who support it. The team has implemented innovative programs in employee training, quality improvement, customer care and technology in order to make the onsite staff as satisfied and efficient as possible.







Photographs of North Patio A & B and South Patio November 2011

ActivCare At Bressi Ranch
Residential Memory Care

## Key Executive Bios



**W. Major Chance**
**Chairman/Chief Executive Officer**

W. Major Chance has led the HCG management team since its inception in 1981. Throughout his tenure, Mr. Chance has coordinated all the finance, development and management activities of HCG, focusing on HCG's strategic direction and maximizing the efficient implementation of the firm's available assets. Mr. Chance has established and maintained all the significant lending relationships for the firm and has coordinated all the financing activities including construction loans, permanent financing and refinancing of its assets.



**B. Renee Barnard**
**President/Chief Financial Officer**

Ms. Barnard has over 20 years' experience in senior housing and healthcare, and prior to her current role served as the Chief Operating Officer for HCG for over 10 years. She is a licensed Nursing Home and Residential Care Facility Administrator, and has served on the State of California Governor's Alzheimer's Advisory Board, as well as serving as the current chair of the Assisted Living Association of Alabama. Ms. Barnard has been responsible for overseeing all aspects of the ongoing operation of the company's senior housing communities, including nursing, food service, resident care, marketing, maintenance, accounting, human resources and information technologies.



**D. Kevin Moriarty**
**Executive Vice President, Development and Construction**

Mr. Moriarty graduated from Arizona State University with a degree in Construction Engineering and has over 25 years' experience in the real estate and development industry. Since 1992, he has coordinated the development efforts for the company with the CEO, overseeing site selection, feasibility analysis, project configuration, conceptual design, governmental approvals and construction document preparation and permitting. Mr. Moriarty is licensed in the State of California as a Real Estate Broker and a General Contractor.



**Todd Shetter**
**Chief Operating Officer**

Mr. Shetter has over 20 years of experience in the senior housing and healthcare industry, and prior to his current role at HCG served as the Vice President of Marketing for the Company for over 10 years. He is a licensed Nursing Home and Residential Care Facility Administrator, and has successfully served as an Administrator/Executive Director at a number of multi-level retirement communities over the course of his career with HCG. Mr. Shetter has served on the Board of Directors of Senior Community Centers of San Diego, and is a current Board Member of the George G. Glenner Alzheimer's Family Centers.







Photographs of property opened November 2011 (left) and aerial view during development August 2011 (right).

## Health Care Group Company Overview

### Introduction and History

Privately owned and established in 1981, Health Care Group (HCG) has 30 years of experience and track record in development, acquisitions/repositioning and operations of senior housing and skilled nursing communities. In 2006 HCG sold 7 of the 8 communities it owned and operated in Southern California. As part of the sale it entered into a management agreement for the seven facilities which expired August 31, 2011. HCG made a strategic decision not to continue the third party management contract it entered into upon the 2006 sale, and to focus its efforts on the development and management of Memory Care facilities based on the ActivCare® platform. It will continue to operate ActivCare @ Brittany House in Long Beach, California, which is owned by the principals of HCG.

HCG's heritage is deeply entrenched in enhancing the lives of residents and families by providing appropriate Memory Care that bridges the gap between congregate retirement living and skilled nursing care. HCG led the charge to enhance the living conditions for Alzheimer's residents in California, making inroads in legislation via a three-year pilot project study (SB481) for the State of California Department of Social Services, which led to the first legislation (SB732) in 1995 allowing a secured perimeter in an assisted living environment. Prior to its development of the ActivCare® program, the only living arrangement with a secured perimeter available to those with Alzheimer's disease in California was a skilled nursing facility.

HCG developed and opened its first stand-alone, purpose-built Memory Care community (trademarked ActivCare®) in 1988. This new 24-hour residential living program utilized many of the benefits found in Alzheimer's day-care programs and coupled them with trained and loving caregivers. The program quickly evolved and now cares for over 300 residents in Southern California. Since 1988, ActivCare has cared for more than 4,000 residents. HCG's goal, then and now, is to provide relief to family caregivers by assisting persons with Alzheimer's disease and other forms of cognitive impairment. HCG's expertise and its commitment to this expanding population strongly position HCG for future growth.

HCG possesses the corporate culture, the specific management expertise, and the demonstrable focus on quality care that uniquely position HCG to provide significant value to a senior housing investor. HCG has consistently created value in the communities that it has developed, acquired/repositioned and operated, always seeking to identify improvements that will assist in the achievement of desired occupancy targets and provide for sustaining a long-term investment. Most importantly, HCG knows that flexibility is a key to success in the senior housing industry. Accordingly, in addition to its ActivCare® program, HCG has created other custom-tailored programs over time to meet the ever-changing needs of its residents.

**Such programs include:**

Bressi Club: This platform is designed for residents with early memory loss.

ActivCare®: This platform is designed to provide Alzheimer's residents with a secure environment, a non-judgmental, loving atmosphere, stimulating activities, and trained, caring staff.

ActivCare® Plus: This program is designed to meet the needs of non-ambulatory, high acuity Memory Care patients.



## Company Mission, Principles and Operating Philosophies

HCG's Mission is threefold in order to address its three primary customers:

**Residents**

The mission of HCG is to provide choices in senior housing and healthcare, and to make a positive difference in the lives of senior citizens. The mission of the ActivCare® program specifically is to help Memory Care residents live life to the fullest in a secure and supportive environment by enabling them to maintain a high level of self-esteem and dignity through numerous activities in a secure, home-like setting.

**Staff**

HCG has well-trained staff and many in management hold long-term tenure with the Company. The Company understands that it is only as good as the individuals that work for it. The Executive Director, Program Director and the Marketing Director are the key positions at the community level. The Corporate Management Team members have all worked in various capacities at the community level, which gives them a first-hand understanding of the challenges faced by the on-site Executive Directors and their community-based teams on a daily basis.

**Investors**

Once the right location has been selected, taking good care of its customer (both resident and family) and supporting its staff are the cornerstones of a financially successful community. HCG has been successful by adjusting its programming or developing new programs to meet the ever-changing needs of its residents. Examples of such programs include ActivCare®, Vintage Club, Royal Club and Terrace Club.

### ActivCare at Bressi Ranch
### Regulation A Offering

The Offered Units are Class A participating preferred units of membership interests in our company. As preferred units, the Offered Units are entitled to a preference, as described in the offering memorandum, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions.

- $5,000,000 Maximum Aggregate Offering
- Purchasers of Class A Units receive the greater of 8% per annum preferred return on their unreturned capital or 50% of the operating cash flow.
- Once Class A Members have received an aggregate IRR equal to 10% from operating cash flow or proceeds from capital transactions all subsequent distributions are: 25% to Class A members and 75% to Class B Members.
- Capital transactions are considered a sale or a refinance. Proceeds from either would first go to return capital to Class A members.*

* Refer to the Offering Circular for Details and Risks.


ActivCare
At
Bressi Ranch
Residential Memory Care

ActivCare at Bressi Ranch, LLC.
Class A Units of Membership Interest
$5,000,000 Maximum ($1,000 Per Class A Unit) Aggregate Offering



## Who May Invest?

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we cannot assure you that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering and subsequent purchasers of our Offered Units from third parties. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

- a net worth of at least $250,000; or
- a gross annual income of at least $70,000 and a net worth of at least $70,000.

Residents of the State of California must meet heightened standards of suitability in order to be "qualified purchasers" under California law.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

## How to Invest:

For additional information please contact:

**Courtlandt Securities Corporation**
3991 Macarthur Boulevard, Suite 320
Newport Beach, CA 92660-3004
**1-800-994-7094 ext 221**
InvestorRelations@courtlandtgroup.com
www.CourtlandtSecurities.com

THIS INFORMATIONAL BROCHURE IS DESIGNED FOR MARKETING PURPOSES ONLY. It does not constitute an offer to sell or a solicitation of an offer to buy any security. Such offers may only be made by ActivCare at Bressi Ranch, LLC's (the "Company") offering circular which has either been provided to you previously or accompanies this informational brochure. None of the securities described herein and in the offering circular may be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered to the purchasing investor and the offering statement, of which the offering circular is a part, filed with the Commission becomes qualified. Furthermore, no securities may be sold or offers to buy may be accepted in any state in which the securities described herein and in the offering circular may be offered prior to either the registration of the securities in such state or the Company's determination of a valid exemption to registration in such state. This informational brochure does not purport to be complete and must be read in conjunction with the offering circular. The offering described in the offering circular and this informational brochure is open to residents of the states of California, Colorado, Illinois and Minnesota only and may only be made in those jurisdictions. If you are not a resident of one of these states, or you do not meet the Company's suitability standards, you must return all materials related to the offering immediately. An investment in the Company's offered units is highly speculative and is suitable only for persons who are able to evaluate the risks of their investment. An investment in the Company's offered units is subject to numerous risks and should be made only by persons able to bear the risk of and to withstand the total loss of their investment. Prospective purchasers must read the offering circular in its entirety, including without limitation the section entitled "risk factors," prior to making an investment decision. There is no guaranty the Company will meet your investment objectives.

ActivCare At Bressi Ranch
Residential Memory Care

# ActivCare at Bressi Ranch, LLC.
## Class A Units of Membership Interest
## $5,000,000 Maximum ($1,000 Per Class A Unit) Aggregate Offering

*Artists rendering. Actual building completed in October 2011.

**FOR RESIDENTS OF CALIFORNIA, COLORADO, ILLINOIS AND MINNESOTA MEETING THE SUITABILITY STANDARDS SET FORTH IN THE OFFERING CIRCULAR ONLY**

*The offered Units are preferred units, entitled to certain preferences, as described in the Offering Circular, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions. Purchasers of Class A Units receive the greater of:*

***8% Annual Preferred Distribution****
***Or***
***50% of the Distributable Operating Cash Flow*****
***Up to***
***10% Internal Rate of Return****** on Invested Capital with***
***With***
***25% of Distributable Operating Cash Flow***** following IRR Hurdle***

*the preferred return is merely a preference as to distributions and is not a guaranty of a particular rate of return
**see the Offering Circular for complete offering information and page two of this brochure for more detail
***see the Offering Circular and the company's Operating Agreement included therewith for complete explanation of the Internal Rate of Return calculation.

THIS INFORMATIONAL BROCHURE IS DESIGNED FOR MARKETING PURPOSES ONLY. It does not constitute an offer to sell or a solicitation of an offer to buy any security. Such offers may only be made by ActivCare at Bressi Ranch, LLC's (the "Company") offering circular which has either been provided to you previously or accompanies this informational brochure. None of the securities described herein and in the offering circular may be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered to the purchasing investor and the offering statement, of which the offering circular is a part, filed with the Commission becomes qualified. Furthermore, no securities may be sold or offers to buy may be accepted in any state in which the securities described herein and in the offering circular may be offered prior to either the registration of the securities in such state or the Company's determination of a valid exemption to registration in such state. This informational brochure does not purport to be complete and must be read in conjunction with the offering circular. The offering described in the offering circular and this informational brochure is open to residents of the states of California, Colorado, Illinois and Minnesota only and may only be made in those jurisdictions. If you are not a resident of one of these states, or you do not meet the Company's suitability standards, you must return all materials related to the offering immediately. An investment in the Company's offered units is highly speculative and is suitable only for persons who are able to evaluate the risks of their investment. An investment in the Company's offered units is subject to numerous risks and should be made only by persons able to bear the risk of and to withstand the total loss of their investment. Prospective purchasers must read the offering circular in its entirety, including without limitation the section entitled "risk factors," prior to making an investment decision. There is no guaranty the Company will meet your investment objectives.



## ActivCare at Bressi Ranch Community

ActivCare at Bressi Ranch is a new memory-care facility in Carlsbad, California, which opened in November 2011. It consists of an 80-bed, single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services. The building has four wings with unique accommodations.

One wing is designed to accommodate residents with mild cognitive impairment. These residents need a programmed environment but do not need a secured perimeter, as they do not have a propensity to wander. The perimeter will nevertheless be monitored to ensure these residents' safety.

Two of the four wings are dedicated to the ActivCare® program, a proprietary care and activity program designed by Health Care Group, for those residents with Alzheimer's disease and other dementia related disorders. These residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.

The fourth wing of the building is the ActivCare® Plus area, another proprietary care program designed by Health Care Group, which is dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well being. These residents have become transfer and wheelchair dependent, and the ActivCare program is modified to meet their needs based upon their diminished physical capacity.

ActivCare at Bressi Ranch is comprehensively designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow HCG to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.

*Executive Team (from left to right) Todd Shetter, D. Kevin Moriarty, B. Renee Barnard, and W. Major Chance*


ActivCare®
Residential Memory Care



Photograph of ActivCare at Bressi Ranch Front - November 2011 – Property Open

## ActivCare® Residential Memory Care

*The ActivCare® - Residential Memory Care program within each Health Care Group community is specially designed to adapt to the unique needs of people who have Alzheimer's disease or other related dementia. The program is therapeutic in nature and addresses the physical, mental, psychological and spiritual needs of each individual. Each resident's individuality, dignity, and self-esteem are maintained while strengths and abilities are maximized.*

### National Demand

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050).

### Regional Demand Analysis

ActivCare at Bressi Ranch is located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. The annual *Forbes Magazine©* study which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.

### Competition

Within the primary market area there are six operating competitors that offer assisted living services. A Market Study of a Proposed Assisted-Living Facility at Bressi Ranch dated July 10, 2009 (the "Market Study") defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas.



## Statistics

***Every 69 seconds someone in the U.S. develops Alzheimer's disease (by mid-century the rate increases to every 33 seconds.)****

*5.4 million* ***Americans have Alzheimer's disease in 2011.****

***The annual number of newly diagnosed cases of Alzheimer's disease in the U.S. is projected to double by 2050.****

***Alzheimer's disease is the*** *5th leading cause of death* ***for those 65 years and older in the U.S.****

**Alzheimer's Association*



Impact on Family Caregivers:

- Spouse and loved ones inherit the role of providing physical assistance with personal care, bathing, dressing and toileting.
- Increased emotional and physical stress on caregiver.
- Cost of providing private duty care in the home.

Triggering events that many times lead to placement:

- Wandering
- Falls
- Hospitalization
- Physician guidance to place

Role of ActivCare Community

- Safe and Secure Perimeter
- 24 hour residential living program
- Activities-based program that enhances the resident's quality of life
- Affordable, safe and stimulating environment

Definition of ActivCare –Specialized Memory Care Community

- Structured Activities
- Maintain the highest possible functioning level of each resident
- Enhance their self-esteem
- Reduce reliance on behavior medication

**ActivCare® Residential Memory Care**

The ActivCare® - Residential Memory Care program within each Health Care Group community is specially designed to adapt to the unique needs of people who have Alzheimer's disease or other related dementia. The program is therapeutic in nature and addresses the physical, mental, psychological and spiritual needs of each individual. Each resident's individuality, dignity, and self-esteem are maintained while strengths and abilities are maximized.

ActivCare® has flexibility to adapt to each resident's needs. For example, a resident who may be up during the night will require more sleep in the morning. Special activities and snacks in the evening hours will be provided to allow the resident to sleep longer in the morning.

A daily 24-hour activity schedule may include: exercise, nature walks, arts and crafts, special events and activities of daily living. Although there is flexibility for individual participation and they are free to follow their own agenda, residents are encouraged to take part in the organized activities. These carefully planned activities are instrumental in minimizing the restlessness typical to those with Alzheimer's disease and related dementia.

ActivCare provides a secure environment with freedom of movement within the community, as well as outdoors. Residents' individual rooms are decorated with personal items and furniture to ensure a home-like quality. Large great rooms allow for multiple spaces where the activity programs can meet the residents' individual preferences. Wide doorways and corridors provide easy access and encourage social interaction.

**Management of ActivCare**

R.A.C. Bressi, LP ("RAC Bressi"), our prospective subsidiary whom we will acquire as of the closing of the Offering, has contracted with Health Care Group to manage the day-to-day affairs of ActivCare at Bressi Ranch. Health Care Group will be compensated for managing ActivCare at Bressi Ranch pursuant to the terms of RAC Bressi's management agreement with Health Care Group.

Health Care Group was founded by W. Major Chance in 1981 to serve as the operator and manager of senior assisted living facilities located primarily in Southern California. A San Diego based organization, HCG has developed and/or operated communities containing more than 4000 senior housing accommodations.

These communities ranged in size from 56 to over 400 accommodations, and included free standing ActivCare® buildings and large campuses offering the ActivCare® program as part of the continuum of care. Our company will rely on the executive officers and directors of Health Care Group to operate the ActivCare at Bressi Ranch facility.

ActivCare At Bressi Ranch
Residential Memory Care

## Key Executives

**W. Major Chance**
**Chairman/Chief Executive Officer**

W. Major Chance has led the HCG management team since its inception in 1981. Throughout his tenure, Mr. Chance has coordinated all the finance, development and management activities of HCG, focusing on HCG's strategic direction and maximizing the efficient implementation of the firm's available assets. Mr. Chance has established and maintained all the significant lending relationships for the firm and has coordinated all the financing activities including construction loans, permanent financing and refinancing of its assets.

**B. Renee Barnard**
**President/Chief Financial Officer**

Ms. Barnard has over 20 years' experience in senior housing and healthcare, and prior to her current role served as the Chief Operating Officer for HCG for over 10 years. She is a licensed Nursing Home and Residential Care Facility Administrator, and has served on the State of California Governor's Alzheimer's Advisory Board, as well as serving as the current chair of the Assisted Living Association of Alabama. Ms. Barnard has been responsible for overseeing all aspects of the ongoing operation of the company's senior housing communities, including nursing, food service, resident care, marketing, maintenance, accounting, human resources and information technologies.

**D. Kevin Moriarty**
**Executive Vice President, Development and Construction**

Mr. Moriarty graduated from Arizona State University with a degree in Construction Engineering and has over 25 years' experience in the real estate and development industry. Since 1992, he has coordinated the development efforts for the company with the CEO, overseeing site selection, feasibility analysis, project configuration, conceptual design, governmental approvals and construction document preparation and permitting. Mr. Moriarty is licensed in the State of California as a Real Estate Broker and a General Contractor.

**Todd Shetter**
**Chief Operating Officer**

Mr. Shetter has over 20 years of experience in the senior housing and healthcare industry, and prior to his current role at HCG served as the Vice President of Marketing for the Company for over 10 years. He is a licensed Nursing Home and Residential Care Facility Administrator, and has successfully served as an Administrator/Executive Director at a number of multi-level retirement communities over the course of his career with HCG. Mr. Shetter has served on the Board of Directors of Senior Community Centers of San Diego, and is a current Board Member of the George G. Glenner Alzheimer's Family Centers.

**Company Mission, Principles and Operating Philosophies**
HCG's Mission is threefold in order to address its three primary customers:

**Residents**
The mission of HCG is to provide choices in senior housing and healthcare, and to make a positive difference in the lives of senior citizens. The mission of the ActivCare® program specifically is to help Memory Care residents live life to the fullest in a secure and supportive environment by enabling them to maintain a high level of self-esteem and dignity through numerous activities in a secure, home-like setting.

**Staff**
HCG has well-trained staff and many in management hold long-term tenure with the Company. The Company understands that it is only as good as the individuals that work for it. The Executive Director, Program Director and the Marketing Director are the key positions at the community level. The Corporate Management Team members have all worked in various capacities at the community level, which gives them a first-hand understanding of the challenges faced by the on-site Executive Directors and their community-based teams on a daily basis.

**Investors**
Once the right location has been selected, taking good care of its customer (both resident and family) and supporting its staff are the cornerstones of a financially successful community. HCG has been successful by adjusting its programming or developing new programs to meet the ever-changing needs of its residents. Examples of such programs include ActivCare®, Vintage Club, Royal Club and Terrace Club.

**Who May Invest?**

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we cannot assure you that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering and subsequent purchasers of our Offered Units from third parties. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

- a net worth of at least $250,000; or
- a gross annual income of at least $70,000 and a net worth of at least $70,000.

Residents of the State of California must meet heightened standards of suitability in order to be "qualified purchasers" under California law.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

**How to Invest:**
For additional information please contact:
**Courtlandt Securities Corporation**
3991 Macarthur Boulevard, Suite 320
Newport Beach, CA 92660-3004
**1-800-994-7094 ext 221**
InvestorRelations@courtlandtgroup.com
www.CourtlandtSecurities.com

Exhibit 15(a)

(Previously Filed)

Exhibit 15(b)

(Previously Filed)

Exhibit 15(c)

(Previously Filed)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# AMENDMENT NO. 45
# TO

# FORM 1-A

# REGULATION A OFFERING STATEMENT
# UNDER THE SECURITIES ACT OF 1933

**ActivCare at Bressi Ranch, LLC**

---

(Exact name of issuer as specified in its charter)

**California**

---

(State or other jurisdiction of incorporation or organization)

**Income Property Group**
**c/o ~~Health Care Group~~ActivCare Living, Inc.**
**9619 Chesapeake Drive**
**Suite 103**
**San Diego, California 92123**
**858-565-4424**

---

(Name, address, including zip code, and telephone number, including area code, of issuer's principal executive office)

**D. Kevin Moriarty**
**c/o ~~Health Care Group~~ActivCare Living, Inc.**
**9619 Chesapeake Drive**
**Suite 103**
**San Diego, California 92123**
**858-565-4424**

---

(Name, address, including zip code, and telephone number, including area code, of agent for service)

| 8050 | 45-2636068 |
|---|---|
| (Primary standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I
## NOTIFICATION

**Item 1. Significant Parties**

(a) As a limited liability company, the issuer has a manager rather than directors. The issuer's manager is:

| **Name** | | **Address** |
|---|---|---|
| Income Property Group, a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as the manager is an entity and not an individual. |

(b) The issuer has no officers.

(c) Not applicable as the issuer is a limited liability company and has a manager rather than a general partner.

(d) The record owners of 5% or more of the membership interests of the issuer are:

| **Name** | | **Address** |
|---|---|---|
| Income Property Group, a California corporation (Sole member) | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | N/A as the record owner is an entity and not an individual |

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

| **Name** | | **Address** |
|---|---|---|
| W. Major Chance | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | 7106 Country Club Drive<br>La Jolla, California 92037 |

| | | |
|---|---|---|
| B. Renee Barnard | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | 3514 Tealwater Court<br>Katy, Texas 76205 |
| D. Kevin Moriarty | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | P.O. Box 8695<br>Rancho Santa Fe, CA 92067 |
| Todd A. Shetter | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | 8536 Boothbay Place<br>San Diego, California 92129 |

Each of Messrs. Chance, Moriarty and Shetter and Ms. Barnard owns 25% of the issued and outstanding stock of Income Property Group, so each of them is the beneficial owner of 25% of the outstanding membership interest of the issuer.

(f) The promoters of the issuer are:

| **Name** | | **Address** |
|---|---|---|
| Income Property Group,<br>a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Income Property Group is an entity rather than an individual. |

~~Health Care Group,~~ ActivCare Living, Inc.,
Business: 9619 Chesapeake Drive
a California corporation

Suite 103
San Diego, California 92123

Residential: Not applicable as ~~Health Care Group~~ActivCare Living, Inc. is an entity rather than an individual.

(g) The affiliates of the issuer are:

| Name | | Address |
|---|---|---|
| Income Property Group, a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Income Property Group is an entity rather than an individual. |
| ~~Health Care Group,~~ ActivCare Living, Inc., a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as ~~Health Care Group~~ActivCare Living, Inc. is an entity rather than an individual. |
| Bressi Development LLC a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Bressi Development, LLC is an entity rather than an individual. |
| R.A.C. Bressi, LP a California limited partnership | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as R.A.C. Bressi, LP is an entity rather than an individual. |
| Bressi Holding, LLC a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Bressi |

| | | |
|---|---|---|
| | | Holding, LLC is an entity rather than an individual. |
| Principal Investors, LP<br>a California limited partnership | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Principal Investors, LP is an entity rather than an individual. |
| J-C La Jolla, Ltd.<br>a California limited partnership | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as J-C La Jolla, Ltd. is an entity rather than an individual. |
| HCG Lending, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as HCG Lending, LLC is an entity rather than an individual. |
| HCG Properties, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as HCG Properties, LLC is an entity rather than an individual. |
| Major Grand Developments, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Major Grand Development, LLC is an entity rather than an individual. |
| Briercrest Development, L.P. | Business: | 9619 Chesapeake Drive |

| | | |
|---|---|---|
| a California limited partnership | | Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Briercrest Development, L.P. is an entity rather than an individual. |
| Brittany House, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Brittany House, LLC is an entity rather than an individual. |
| Urban Financial Corporation,<br>a California corporation | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Urban Financial Corporation is an entity rather than an individual. |
| Chance Invest-Co LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as Chance Invest-Co LLC is an entity rather than an individual. |
| C-R Invest-Co LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |
| | Residential: | Not applicable as C-R Invest-Co LLC is an entity rather than an individual. |
| Coachella Desert Land Partners, LLC<br>a California limited liability company | Business: | 9619 Chesapeake Drive<br>Suite 103<br>San Diego, California 92123 |

| | Residential: | Not applicable as Coachella Desert Land Partners, LLC is an entity rather than an individual. |
|---|---|---|

(h) Counsel to the issuer with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| Kaplan & Frank, PLC | Business: | 7 East 2nd Street<br>Richmond, Virginia 23224 |
| | Residential: | Not applicable as Kaplan & Frank, PLC is an entity rather than an individual. |

(i) The underwriter with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| Courtlandt Securities Corporation, a California corporation | Business: | 3991 MacArthur Blvd.<br>Suite 320<br>Newport Beach, California 92660 |
| | Residential: | Not applicable as Courtlandt Securities Corporation is an entity rather than an individual. |

(j) The underwriter's directors are:

| **Name** | | **Address** |
|---|---|---|
| Michael L. Cruz | Business: | 3991 MacArthur Blvd.<br>Suite 320<br>Newport Beach, California 92660 |
| | Residential: | 104 St. Joseph<br>Long Beach, CA 90803 |

(k) The underwriter's officers are:

| **Name** | | **Address** |
|---|---|---|
| Michael L. Cruz | Business: | 3991 MacArthur Blvd. |

| | | |
|---|---|---|
| Chief Executive Officer | | Suite 320<br>Newport Beach, California<br>92660 |
| | Residential: | 104 St. Joseph<br>Long Beach, CA 90803 |
| Steve M. Moore<br>Chief Operating Officer | Business: | 3991 MacArthur Blvd.<br>Suite 320<br>Newport Beach, California<br>92660 |
| | Residential: | 5050 Birkdale Way<br>San Jose, Ca 95138 |

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

| **Name** | | **Address** |
|---|---|---|
| Jeffer, Mangels, Butler & Mitchell LLP | Business: | 1900 Avenue of the Stars,<br>Seventh Floor<br>Los Angeles, California<br>90067 |
| | Residential: | Not applicable as Jeffer, Mangels, Butler & Mitchell LLP is an entity rather than an individual. |

**Item 2. Application of Rule 262**

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable as none of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

**Item 3. Affiliate Sales**

Not applicable as no part of the proposed offering involves the resale of securities by affiliates of the issuer.

**Item 4. Jurisdictions in Which Securities are to be Offered**

(a) The securities will be offered by the underwriter in the following states: California, Colorado, Illinois, and Minnesota. The securities will not be registered in California or Colorado and will be registered in Illinois and Minnesota. In California the securities will be offered pursuant to the exemption from registration found in Section 25102(n) of the California Corporations Code. In Colorado the securities will be offered pursuant to the exemption from registration found in Section 11-51-308(p) of the Colorado Securities Act.

(b) Not applicable as none of the securities will be offered by persons other than the underwriter, dealers or salesmen.

**Item 5. Unregistered Securities Issued or Sold Within One Year**

On June 8, 2011, the issuer was formed and issued a single Class B Unit to Income Property Group as the issuer's initial member for no consideration. Income Property Group will be redeemed as of the closing date of this offering for no consideration.

The issuer relied on the private placement exemption found in Section 4(2) of the Securities Act of 1933 (the "Securities Act") for the issuance of its initial membership interest to Income Property Group. As Income Property Group is the founding member of the issuer, there was no public solicitation with respect to this initial issuance. Further, Income Property Group is the sole manager of the issuer and therefore controls the issuer's business decisions and has access to all information regarding the issuer.

None of the issuer's predecessors or affiliated issuers, including the issuer's proposed subsidiaries have issued or sold unregistered securities within the last year.

Pursuant to the reorganization agreement, as amended, between the issuer, all of the members of Bressi Development, LLC and all of the limited partners of R.A.C. Bressi, LP, the issuer will exchange Class B membership interests in itself for all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. The membership interests in Bressi Development and the limited partnership interests in RAC Bressi are unregistered securities.

W. Major Chance and D. Kevin Moriarty are the managers, the equivalent of directors for a limited liability company, for Bressi Development and Mr. Chance, Mr. Moriarty, B. Renee Barnard and Todd A. Shetter are all the members of the board of directors of Income Property Group, the sole general partner of RAC Bressi. Each of Messrs. Chance, Moriarty, and Shetter and Ms. Barnard is also a beneficial owner of membership interests in Bressi Development and limited partnership interests in RAC Bressi and will exchange all of his or her interests in our proposed subsidiaries for Class B membership interests in us. Mr. Chance will receive, beneficially, 1,357.93 Class B Units, which form collectively 27.16% of our aggregate Class B membership interests. Mr. Moriarty will receive, beneficially, 756.51 Class B Units, which form collectively 15.13% of our Class B membership interests. Mr. Shetter will receive, beneficially,

520.83 Class B Units, collectively forming 10.42% of our aggregate Class B membership interests. Ms. Barnard will receive, beneficially, 549.72 Class B Units, collectively forming 10.97% of our aggregate Class B membership interests. The respective amounts of our Class B membership interests to be issued in exchange for all the membership interests in Bressi Development and all the limited partnership interests in RAC Bressi were determined pursuant the negotiated agreement of the members of Bressi Development, the limited partners of RAC Bressi and the issuer.

The limited partners of RAC Bressi and the members of Bressi Development, including Messrs. Chance, Moriarty, and Shetter and Ms. Barnard have offered and intend to sell their respective interests in those entities to us pursuant to Section 4(1) of the Securities Act which exempts transactions by persons who are not issuers, underwriters or dealers from the registration requirements of Section 5 of the Securities Act.

The Class B membership interests in the issuer to be issued to the limited partners of RAC Bressi and the members of Bressi Development at the closing of the transactions contemplated by the reorganization agreement will not be registered under the Securities Act. The issuer has offered and intends to issue its Class B membership interests pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission and Section 4(2) of the Securities Act. Our Class B membership interests were offered solely to the limited partners of RAC Bressi and the members of Bressi Development, each of whom with which the issuer has a preexisting relationship. Additionally, each of the acquiring limited partners or members is an accredited investor as defined in Rule 501 of Regulation D.

**Item 6. Other Present or Proposed Offerings**

The issuer has entered into a reorganization agreement with the members of Bressi Development, LLC and the limited partners of R.A.C. Bressi, LP, two of its affiliates, pursuant to which the issuer will issue Class B membership interests in itself to the members of Bressi Development and the limited partners of RAC Bressi in exchange for all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. The reorganization agreement is attached as Exhibit 6(g) to this offering statement.

The Class B membership interests in the issuer to be issued to the limited partners of RAC Bressi and the members of Bressi Development at the closing of the transactions contemplated by the reorganization agreement will not be registered under the Securities Act. The issuer has offered and intends to issue its Class B membership interests pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission and Section 4(2) of the Securities Act. Our Class B membership interests were offered solely to the limited partners of RAC Bressi and the members of Bressi Development, each of whom with which the issuer has a preexisting relationship. Additionally, each of the acquiring limited partners or members is an accredited investor as defined in Rule 501 of Regulation D.

The limited partners of RAC Bressi and the members of Bressi Development have offered and intend to sell their respective interests in those entities to us pursuant to Section 4(1) of the Securities Act which exempts transactions by persons who are not issuers, underwriters or dealers from the registration requirements of Section 5 of the Securities Act.

**Item 7. Marketing Arrangements**

(a) Not applicable. There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

**Item 9. Use of a Solicitation of Interest Document**

No publication authorized by Rule 254 was used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Subject to Completion, Dated ~~November 17~~December 6, 2011

# ActivCare at Bressi Ranch, LLC
## 9619 Chesapeake Dr., Ste. 103
## San Diego, CA 92123

## Class A Units of Membership Interest
**$5,000,000 Maximum Aggregate Offering Amount (5,000 Units)**

ActivCare at Bressi Ranch, LLC, a California limited liability company is offering up to an aggregate of $5,000,000 of Class A units of its membership interests, or the Offered Units, in accordance with the terms described in this offering circular. The purchase price per Offered Unit is $1,000 and the minimum purchase requirement is twenty (20) Offered Units ($20,000). We must sell the total offering amount of 5,000 Offered Units ($5,000,000) before we may receive any proceeds from this offering. This offering shall terminate on June 30, 2012. Proceeds from this offering will be held in escrow with Comerica Bank, as escrow agent, until we have sold the entire offering amount. If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, June 30, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon. The Offered Units are being offered only in the states of California, Colorado, Illinois, and Minnesota and solely to persons who meet the suitability standards set forth herein. There is no public market for our Offered Units and we do not anticipate that one will develop. In addition, our Offered Units are subject to transfer restrictions contained in our operating agreement, which require that our manager, Income Property Group consent to any proposed transfer. *See* "**WHO MAY INVEST.**" Purchasers of the Offered Units may be referred to herein as "Class A Members of our company" or "Class A Members."

**An investment in the Offered Units is subject to several risks. Prospective investors should carefully review the RISK FACTORS beginning on page 15.**

The economic, voting and other rights of purchasers of Offered Units are set forth in our operating agreement, in the form attached this offering circular as Appendix B2 and to which investors will become party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us. Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions**. Subject to the foregoing, purchasers will be entitled to a minimum, annual, non-compounding and non-cumulative, preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return for the applicable year or (b) 50% of the total operating cash flow. Our other members, the Class B Members, will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 10% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent distributed operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of our assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 10% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

**Preliminary Offering Circular**
**Subject to Completion, Dated ~~November 17~~December 6, 2011**

| | Price to Public | Underwriting Discounts and Commissions | Proceeds to Company |
|---|---|---|---|
| Per Offered Unit: | $1,000 | $100 | $900 |
| Total: | $5,000,000 | $500,000 | $4,500,000 |

The Offered Units will be offered to prospective investors on a best efforts basis by **Courtlandt Securities Corporation,** or our dealer manager, a member firm of the Financial Industry Regulatory Authority, or FINRA. Our dealer manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Offered Units. Our dealer manager will receive selling commissions of 5.83% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 1.17% of the gross proceeds of the offering.

No dealer, broker, salesman or other person has been authorized to give any information or to make any representations other than those contained in this offering circular and, if given or made, such other information should not be relied upon as having been authorized by our company or our dealer manager. This offering circular constitutes an offer to sell or a solicitation of an offer to buy the Offered Units solely in the states of California, Colorado, Illinois, and Minnesota. If you are a resident of a state other than the foregoing and have received this offering circular, please return the offering circular to our company or our dealer manager, keeping no copies thereof. Neither the delivery of this offering circular, any sale made hereunder, nor the filing or other use of this offering circular shall create an implication that there has been no change in the affairs of the Company since the date hereof or imply that any information herein is accurate or complete as of any later date.

## WHO MAY INVEST

### General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we do not anticipate that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering, and subsequent purchasers of our Offered Units from third parties to the extent required by state law. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $250,000; or

a gross annual income of at least $70,000 and a net worth of at least $70,000.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

Our operating agreement provides that in order to transfer a membership interest in us, a member must first give our manager, Income Property Group, at least 72 hours notice of the member's intent to assign its interest. Income Property Group must consent to the transfer before the member may transfer its membership interest to a third party, and Income Property Group may withhold such consent if the proposed transfer would violate any law, rule or regulation applicable to us or the membership interest to be transferred. With respect to our suitability standards, Income Property Group may withhold its consent to a proposed transfer if the proposed transferee resides in a state which requires the application of suitability standards to subsequent transferees of securities and such proposed transferee does not meet our suitability standards. Additionally, Income Property Group intends to withhold its consent if necessary to ensure our company remains within a safe harbor from treatment as a publicly traded partnership. *See* "**MATERIAL FEDERAL TAX CONSEQUENCES – Classification as a Partnership**."

### California

We intend to qualify for an exemption from registration of the Offered Units in California pursuant to Section 25102(n) of the California Corporations Code. In connection with such exemption, all persons to whom we sell the Offered Units must be "qualified purchasers" as defined in Section 25102(n)(2) of the California Corporations Code. According to Section 25102(n)(2) of the California Corporations Code, "qualified purchasers" include the following.

(a) The trustee of an issuer which is a trust and the general partner of an issuer which is a partnership, who exercise managerial functions with respect to such entities, and any officer, director or general partner of a general partner of an issuer which is a partnership.

(b) Any person who occupies a position with the issuer, or with a general partner of an issuer which is a partnership, with duties and authority substantially similar to those of an executive officer of a corporation.

(c)

(1) Any relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) any trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests); and

(3) any corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

(d) Any individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

(e) Any person who purchases $150,000 or more of the securities offered in the transaction, provided each such purchaser meets either one of the following, or who the issuer reasonably believes comes within either of the following:

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

(f) A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

(g) A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, or Securities Act.

(h) Any entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the Code.

(i) Any (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

(j) A pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

(k) An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements.

(l) a natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles. Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

If you are a resident of the state of California, you must be a qualified purchaser meeting the terms of at least one of (a) through (l) set forth above in order to purchase Offered Units in this offering. If you are a resident of the state of California, have received this offering circular and do not meet the terms of any of (a) through (l) above, then you may not purchase Offered Units in this offering and you must return this offering circular to us, keeping no copies thereof.

**Broker-Dealer Requirements**

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and

- maintain, for at least six years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor, and, with respect to investors hailing from the state of California, that such investors meet the definition of "qualified purchaser" as described above.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state, including without limitation, whether residents of the state of California meet the minimum income and net worth standards, or other applicable standards, necessary to meet the definition of "qualified purchaser" as set forth above;

- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;

- are able to bear the economic risk of the investment based on your overall financial situation; and

- have an apparent understanding of:

  - the fundamental risks of an investment in the Offered Units;

  - the risk that you may lose your entire investment;

  - the lack of liquidity of the Offered Units;

  - the restrictions on transferability of the Offered Units;

  - the background and qualifications of our management; and

  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, you represent and warrant to us that you have received a copy of this offering circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units under the California Corporations Code. In the event you or another Class A Member or a regulatory authority attempted to hold us liable because Class A Members did not receive copies of this offering circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. If you are a resident of the state of California, we further intend to rely on the representations made by you in your Subscription Agreement in determining whether you are a qualified purchaser for the purpose of meeting the requirement of the exemption from registration we are seeking under the California Corporations Code. By making these representations, you will not waive any rights that you may have under federal or state securities laws.

**Restrictions Imposed by the USA PATRIOT Act and Related Acts**

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

## HOW TO SUBSCRIBE

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire offering circular and any appendices, exhibits and supplements accompanying this offering circular.

- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this offering circular as Appendix C.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to Comerica Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.

- Your check should be made payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, our escrow agent promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected. Accepted subscription amounts will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our company which will use the proceeds for the purposes described in this offering circular.

If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, June 30, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon, following the termination of the offering.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this offering circular for additional details on how you can subscribe for Offered Units.

## TABLE OF CONTENTS



**Appendices – Please note that other than Appendix C all of the Appendices listed below are contained on CD-ROM enclosed with this offering circular. All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this offering circular is a part.**

Appendix A – Managing Broker-Dealer Agreement by and between Courtlandt Securities Corporation and us
Appendix B1 – Our Articles of Organization
Appendix B2 – Our Amended and Restated Operating Agreement
Appendix C – Form of Purchaser Questionnaire and Subscription Agreement
Appendix D1 – Management Agreement by and between R.A.C .Bressi, LP and ActivCare Living, Inc. (f/k/a Health Care Group)
Appendix D2 – Agreement between Bressi Development LLC and Bycor General Contractors, Inc.

Appendix D3A – Loan Agreement (Non-Revolving Construction Loan Converting to Mini-Perm Loan) by and between Bressi Development LLC and Mutual of Omaha Bank

Appendix D3B – Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank.

Appendix D4 – Lease by and between Bressi Development LLC and R.A.C. Bressi, LP

Appendix D5 – Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC

Appendix D6 – Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP

Appendix D7A – Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group) and us.

Appendix D7B – First Amendment to Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group,) and us.

Appendix D8 – Amended and Restated Unsecured Promissory Note made by R.A.C. Bressi, LP in favor of William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended.

Appendix D9 – Funding Agreement by and among R.A.C. Bressi, LP, William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended.

Appendix E – Amended and Restated Escrow Agreement by and between Comerica Bank, Courtlandt Securities Corporation, and us

Appendix F1 – Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units

Appendix F2 – Opinion of Kaplan & Frank, PLC regarding certain tax matters

Appendix G1 – Market Study of a Proposed Assisted Living Facility at the Southeast Corner of TownGarden Road and Cottage Drive, dated July 10, 2009

Appendix G2 – Appraisal of a Proposed Memory Care Facility at 6255 Nygaard St., Carlsbad, CA, dated February 8, 2010

## SUMMARY OF THE OFFERING CIRCULAR

*This summary of the offering circular highlights material information contained elsewhere in this offering circular. Because it is a summary, it may not contain all of the information that is important to your decision whether to invest in the Offered Units. To understand this offering fully, you should read the entire offering circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the Company," or "our" refers to ActivCare at Bressi Ranch, LLC and our two prospective subsidiaries, Bressi Development LLC, or Bressi Development and R.A.C. Bressi LP, or RAC Bressi, which we will acquire as of the closing of this offering, except where the context otherwise requires. The term "operating agreement" refers to our Company's Amended and Restated Operating Agreement dated as of November 16, 2011.*

### General

We were formed as a California limited liability company on June 8, 2011. We intend to provide investors in the Offered Units the potential for income and growth through the construction and operation of a 50-unit, 80-bed memory-care facility on a 2.5 acre parcel of land located at 6255 Nygaard Street, Carlsbad, California, as a part of the Bressi Ranch master-planned community. Our facility will be known as ActivCare at Bressi Ranch. We intend to own and operate ActivCare at Bressi Ranch through our prospective two subsidiaries, Bressi Development and RAC Bressi. We will acquire all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi contemporaneously with, or immediately prior to, the closing of this offering. Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations (subject to the right of our members to consent to major decisions as contained in our operating agreement). *See* "**REORGANIZATION TRANSACTIONS**."

As the sole limited partner of RAC Bressi, we will have the following rights: (i) the right to transfer our limited partnership interest in RAC Bressi in whole or in part, subject to the consent of the general partner, (ii) the right to withdraw or resign as a partner with the consent of the general partner, (iii) the right to consent to the lending of money and transacting of business by any partner of RAC Bressi with the partnership, (iv) the right to remove the general partner for good cause subject to the affirmative vote of our members owning in excess of 75% of our aggregate outstanding percentage interests, (v) the right to indemnification for any claim, loss, liability or damage incurred by reason of an act performed or omitted to be performed by us in good faith on behalf of RAC Bressi, (vi) the right to distributions of cash from operations and net proceeds from capital transactions according to our percentage interest at times and in the manner as determined by the general partner, (vii) the right to inspect the books and records of RAC Bressi and to make copies thereof, (viii) the right to receive within ninety (90) days after the end of each fiscal year of RAC Bressi information sufficient to allow us to complete our state and federal tax returns, (ix) the right to dissolve RAC Bressi, and (x) the right to approve an appraiser to determine fair market value of the assets of RAC Bressi upon its dissolution. As the sole limited partner of RAC Bressi, we would be entitled to 99.99% of all cash from operations and net proceeds from capital transactions from RAC Bressi, subject only to Income Property Group's .01% general partnership interest, and subject to Income Property Group's discretion to make distributions as the general partner of RAC Bressi.

Bressi Development owns the land and improvements which will form our facility when completed, and RAC Bressi will own and control the operations of ActivCare at Bressi Ranch. Construction of ActivCare at Bressi Ranch has been completed as of October 14, 2011. We received our final building inspection as of October 14, 2011 and received our certificate of occupancy on November 7, 2011. We constructed ActivCare at Bressi Ranch using the proceeds of a construction loan in the original principal amount of $8,000,000.00 (which has an outstanding balance of ~~$$7,402,950.31 as of November 1, 2011, which will increase to $$~~$7,953,887.41 as of ~~the date of funding of our most recent draw request, made on November 11~~November 30, 2011), or our senior loan, made to Bressi Development by Mutual of Omaha Bank, or our senior lender. This draw on our remaining credit on our senior loan will complete payment to Bycor General Contractors, our general contractor. *See* "**DESCRIPTION OF OUR BUSINESS**" and "**DESCRIPTION OF OUR ~~PROPERTIES~~PROPERTY**."

Our manager is Income Property Group, a California corporation formed in 1982. Income Property Group is responsible for the day-to-day management of our business and affairs. Our members, including Class A Members, have the right to vote on only certain major decisions. *See* "**MANAGEMENT – ~~Income Property Group~~Major Decision Rights**" and "**DESCRIPTION OF ~~OUR OPERATING AGREEMENT~~OFFERED SECURITIES – Description of our Operating Agreement**." Approval of the Class A Members holding a majority of the Offered Units, and approval of the members holding a majority of our aggregate membership interests, will be required before we may take any of the following actions:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries;
(vi) Dissolving, liquidating or terminating our company.

RAC Bressi has entered into a management agreement with ActivCare Living, Inc. (f/k/a Health Care Group~~,~~), a California corporation and an affiliate of our company and Income Property Group, to manage the day-to-day operations of our ActivCare at Bressi Ranch facility. Under the terms of our management agreement, ~~Health Care Group~~ActivCare Living, Inc. shall be solely responsible for managing the operations of our ActivCare at Bressi Ranch facility. As the manager of our ActivCare at Bressi Ranch facility, ~~Health Care Group~~ActivCare Living, Inc. will manage the facility on our behalf. As the owner of ActivCare at Bressi Ranch, we are responsible for the costs and expenses of operating the facility, but one of ~~Health Care Group's~~ActivCare Living, Inc.'s duties as manager is to pay the operating costs and expenses on our behalf from the income generated by the facility; however, we will be responsible for any shortfalls if the income generated from operations is insufficient to pay the facility's operating costs and expenses. *See* "**DESCRIPTION OF OUR MANAGEMENT AGREEMENT**." ~~Health Care Group~~ActivCare Living, Inc. will be paid a management fee for its services, which will be equal to the greater of (a) $18,000 per month, or (b) 5% of monthly gross revenues from operations. *See* "**DESCRIPTION OF OUR** ~~**MANAGEMENT AGREEMENT**." Health Care Group~~**BUSINESS – Description of the Management Agreement**." ActivCare Living, Inc. is a California corporation and was formed in 1981 ~~and through~~as Health Care Group, changing its name in November 2011. Through September 1, 2011, it managed nine (9) senior housing and care facilities offering approximately 1,946 accommodations. Seven of the facilities managed by ~~Health Care Group~~ActivCare Living, Inc. were sold by affiliates of ~~Health Care Group~~ActivCare Living, Inc. and were managed under a management agreement between ~~Health Care Group~~ActivCare Living, Inc. and the third party purchaser. ~~Health Care Group~~ActivCare Living, Inc. elected not to renew those management agreements and accordingly it ceased management activities at those sites in September 2011. In addition, in September 2011 ~~Health Care Group~~ActivCare Living, Inc. elected to hire a third party manager for its facility in Alabama and is no longer actively managing such facility. ~~Health Care Group~~ActivCare Living, Inc. continues to manage one senior housing and care facility other than our facility, which facility includes ActivCare® programs and has accommodations for approximately 126 residents. Of the nine facilities, seven offered ActivCare®, ~~Health Care Group's~~ActivCare Living, Inc.'s trademarked 24-hour care program for Alzheimer's residents; however, because ActivCare® is a trademarked program of ~~Health Care Group,~~ActivCare Living, Inc., the facilities for which ~~Health Care Group~~ActivCare Living, Inc. elected not to renew its management agreements will no longer be permitted to run the ActivCare® program. *See* "**MANAGEMENT –** ~~**Health Care Group**~~**Management of ActivCare at Bressi Ranch**" and "**DESCRIPTION OF OUR BUSINESS**" and "**DESCRIPTION OF OUR PROPERTY – ActivCare at Bressi Ranch**."

**Our Company**

Our company is a California limited liability company formed on June 8, 2011 pursuant to Articles of Organization filed with the California Secretary of State. Our Articles of Organization are enclosed on CD-ROM with this offering circular as Appendix B1. Purchasers of our Offered Units will become Class A Members in us. Investors' executed signature pages to their subscription agreements will also constitute their signatures to our Amended and Restated Operating Agreement attached to this offering circular as Appendix B2. Our operating agreement governs the various rights and obligations of our members, including the Class A Members.

Purchasers of Offered Units will become Class A Members in us. Our remaining members are called Class B Members. As of the date of this offering circular, all of our Class B Members are persons who formerly had ownership interests in Bressi Development and RAC Bressi, our subsidiaries. Concurrently with the closing of this offering, we will acquire our Class B Members' membership interests in Bressi Development and their limited partnership interests in RAC Bressi pursuant to the issuance of Class B membership interests in us to the Class B Members. Our Class B Members have irrevocably committed to exchanging their membership interests in Bressi Development and limited partnership interests in RAC Bressi for Class B membership interests in us, contingent upon only our achievement of the total offering and the closing of this offering. We will refer to these equity exchange transactions in this offering circular as our "reorganization transactions." *See* **"REORGANIZATION TRANSACTIONS."**

The following structure chart summarizes our company's structure as it will appear following our reorganization transactions:


Income Property Group(1)
"our manager"
Class A Members(2)
Class B Members(3)
Manager
General Partner
ActivCare at Bressi Ranch, LLC
"our company"
Bressi Development, LLC(4)
"Bressi Development"
Real Property
RAC Bressi, LP(5)
"RAC Bressi"
Operations
Health Care Group(6)
"Health Care Group"
ActivCare Living, Inc.(6)
"ActivCare Living, Inc."
ActivCare at Bressi Ranch
Facility

(1) Following the closing of this offering and our reorganization transactions, Income Property Group will be our manager, the manager of Bressi Development, and the general partner of RAC Bressi. In such positions, Income Property Group will have sole control of the business and affairs of our company and our subsidiaries, subject only to the major decision rights of our members.

(2) Our Class A Members will be all of the purchasers of our Offered Units.

(3) Our Class B Members will be the persons receiving Class B membership interests in us pursuant to our reorganization transactions.

(4) We will own all of the outstanding membership interests in Bressi Development. Bressi Development owns all of the land and improvements forming our ActivCare at Bressi Ranch facility and is the borrower of our senior loan.

(5) We will own all of the outstanding limited partnership interests in RAC Bressi, and Income Property Group will own a .01% general partnership interest in RAC Bressi. RAC Bressi will own the operations of our ActivCare at Bressi Ranch facility, which it will lease from Bressi Development.

(6) ActivCare Living, Inc. (f/k/a Health Care Group,), our affiliate, has entered into our management agreement with RAC Bressi to manage the operations of ActivCare at Bressi Ranch on behalf of RAC Bressi.

## Securities Offered

The Offered Units are Class A units of membership interests in our company. The Offered Units are entitled to a preference in the distribution of both our operating cash flow and distributable net proceeds from capital transactions, and the Offered Units will continue to receive distributions from our operating cash flow in years in which they have reached our annual preferred return threshold. Class A Members will have the right to consent, via the vote of Class A Members holding a majority of our Offered Units in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "cause" pursuant to a supermajority consent (75% of our Offered Units in the aggregate). Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. *See* "**DESCRIPTION OF SECURITIES OFFERED – Description of Our Operating Agreement.**" Our operating agreement is attached as Appendix B2 to this offering circular.

Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions.** Subject to the foregoing, purchasers will be entitled to an annual, non-compounding, non-cumulative preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return for the applicable year or (b) 50% of the total operating cash flow. Our other members, the Class B Members will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 10% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent distributed operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of our assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 10% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

Purchasers of Offered Units will become Class A Members in us. Our remaining members are called Class B Members. The aggregate ~~numbers~~number of authorized Class B Units is 5,000. As of the date of this offering circular, all of our Class B Members are anticipated to be persons who formerly had ownership interests in Bressi Development and RAC Bressi. Concurrently with the closing of this offering, we will acquire our Class B Members' membership interests in Bressi Development and their limited partnership interests in RAC Bressi pursuant to the issuance of the various Class B membership interests in us to the Class B Members. Our Class B Members have irrevocably committed to exchanging their membership interests in Bressi Development and limited partnership interests in RAC Bressi for Class B membership interests in us, contingent upon only our achievement of the total offering and the closing of this offering. We will refer to these equity exchange transactions in this offering circular as our "reorganization transactions." *See* "**REORGANIZATION TRANSACTIONS.**" Our Class B Members will have the right to vote on the following matters:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries; and
(vi) Dissolving, liquidating or terminating our company.

Class B Members holding more than a 10% aggregate percentage interest shall also have the right to call meetings of the members. Our Class B Members also have the right to inspect our books and records for purposes reasonably related to their ownership interests, including tax or information returns, to participate in the election of our manager as part of a majority of the percentage interests required for such election, to participate in the removal of our manager for good cause as part of the percentage interests in excess of 75% of all percentage interests required for such election, to indemnification for losses, claims, costs, expenses or damages arising out of a Class B Member acting in good faith on behalf of the Company, subject to exclusions for fraud, gross negligence and willful misconduct, to certain allocations of profits and losses pursuant to the terms of our operating agreement, to certain distributions of cash flow subject to the distribution rights of Class A Members, the right to assign their membership interests subject to the consent of the manager, which consent shall not be unreasonably withheld, to participate in any vote regarding our dissolution as part of a majority of the percentage interests required for such dissolution, and to participate in any amendment of our operating agreement as part of a majority of the percentage interests required for such amendment.

**Taxation**

Under applicable Treasury Regulations promulgated under the Internal Revenue Code of 1986, of the Code, an unincorporated association, such as a limited liability company, may elect to be taxed as a partnership or as a corporation. We intend to be taxed as a partnership. If we are treated as a partnership for federal income tax purposes, each member of our company, including the Class A Members, will be required to include in income his or her distributive share of our income, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. If for any reason we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to you. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our company and each member's respective basis in their membership interests.

We would be taxed as a corporation if the Internal Revenue Service, or IRS, were to determine that we were a publicly traded partnership in any taxable year. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate our membership interests being listed or traded on an established securities market. Additionally, pursuant to our operating agreement, our manager must consent to any transfer of our membership interests, and our manager intends to exercise this discretion to ensure that we remain within one of the "safe harbors" promulgated by the IRS and related to our membership interests being readily tradable on a secondary market of substantial equivalent thereof. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership.**"

**Plan of Distribution**

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent, before the proceeds of this offering will be released to us. If we have not received and accepted subscriptions for the full offering amount by June 30, 2012 then this offering will terminate and the escrow agent will promptly refund all purchase prices paid for Offered Units together with any interest accrued thereon.**

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering which it will re-allow and pay to participating broker-dealers, and a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering each of which it may re-allow and pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The total aggregate amount of commissions and expense reimbursements will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS.**"

**Interest of Management and Related Parties**

Our manager, Income Property Group, will not receive any remuneration for acting as our manager or as the manager of Bressi Development, and will receive only its .01% general partnership interest in RAC Bressi for acting as its general partner. Income Property Group's four beneficial shareholders, each owning 25% of our manager's outstanding shares, and the four members of its board of directors, are W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter. They are also all of the executive officers of Income Property Group. None of Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, will receive any salary or benefits from us; however, each of them received Class C membership interests in Bressi Development and Class C limited partnership interests in RAC Bressi, in return for the services to be performed by them for such entities. As a part of our reorganization transactions, each of Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, will exchange those interests for 312.50 Class B Incentive Units in us, each. These Class B Incentive Units have all of the rights and privileges of Class B Units; however, they are subject to vesting requirements as set forth in our operating agreement. *See* "**MANAGEMENT**." Our manager's officers and directors will also receive beneficial ownership of additional Class B membership interests in us, pursuant to our reorganization transactions, as set forth in the table contained in "**CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS – Beneficial Ownership**" below. These additional Class B membership interests in us will be issued in exchange for Class A and Class B membership or limited partnership interests in Bressi Development or RAC Bressi, respectively, and will not be subject to the vesting requirements applicable to the Class B Incentive Units. Collectively, our manager's officers and directors will beneficially own approximately 63.68% of our Class B membership interests upon the closing of this offering and our reorganization transactions.

Our prospective subsidiary, RAC Bressi, has entered into a management agreement with ActivCare Living, Inc. (f/k/a Health Care Group~~,~~), an affiliate of us and our manager, pursuant to which ~~Health Care Group~~ActivCare Living, Inc. will manage the operations of ActivCare at Bressi Ranch. ~~Health Care Group~~ActivCare Living, Inc. will be paid a management fee for its services, which will be equal to the greater of (a) $18,000 per month, or (b) 5% of monthly gross revenues from operations. Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, are the executive officers and directors of ~~Health Care Group.~~ActivCare Living, Inc.. Mr. Chance is the record and beneficial owner of 20% of the outstanding shares of ~~Health Care Group~~ActivCare Living, Inc. and Mr. Moriarty is the record owner of 20% of the outstanding shares of ~~Health Care Group,~~ActivCare Living, Inc., as the trustee of his parents' trust. The other shareholders of ~~Health Care Group~~ActivCare Living, Inc. are not affiliates of our company.

Other than Messrs. Chance, Moriarty, and Shetter, and Ms. Barnard, our Class B Members will not be affiliates of us. Subject to our profitability and our manager's discretion in making distributions, our Class B Members will be entitled to the distributions of our operating cash flow or net proceeds from capital transactions as described in "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" below.

As a requirement to obtaining our senior loan, in addition to ~~Health Care Group,~~ActivCare Living, Inc., R.A.C. Bressi~~,~~ and the following senior loan guarantors were required to personally guaranty our senior loan by our senior lender: William M. Chance, an individual, William M. Chance, as Trustee under Trust Agreement dtd February 16, 1988, D. Kevin Moriarty, an individual, D. Kevin Moriarty, as Trustee under Trust Agreement dtd January 2, 1990, B. Renee Barnard, an individual, B. Renee Barnard, as Trustee of the Barnard Living Trust dtd April 13, 2000, Todd A. Shetter, an individual, Todd A. Shetter, as Trustee under Trust Agreement dtd October 1, 1999, Frank A. Virgadamo, an individual, Frank A. Virgadamo, as Trustee of the Virgadamo Family Trust dtd May 6, 1996, Karen L. McElliott, an individual, Jennifer M. Blake, as Trustee of Trust B under the Ronald J. McElliott and Karen L. McElliott 1984 Family Trust, dtd August 4, 1984 We intend to use approximately $1,203,000 of the net proceeds to increase the net worth of Bressi Development LLC. The desired effect of expanding the net worth of Bressi Development LLC is to reduce the exposure that ~~Health Care Group,~~ActivCare Living, Inc., and our senior loan guarantors have as personal guarantors under the senior loan from Mutual of Omaha Bank. All of the above listed individuals and entities are related parties to us, and any use of the proceeds of this offering to reduce their exposure to their personal guarantees of our senior loan would benefit them.

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## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS.**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

## RISK FACTORS

*An investment in our Offered Units is highly speculative and is suitable only for persons who are able to evaluate the risks of the investment. An investment in our Offered Units should be made only by persons able to bear the risk of and to withstand the total loss of their investment. In addition to the factors set forth elsewhere in this Offering Circular and general investment risks, prospective purchasers should consider the following risks before making a decision to purchase our Offered Units.*

### General Risks of an Investment in Us

***We have a limited operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives.***

We were formed on June 8, 2011 and have no prior operating history. Bressi Development and RAC Bressi, which we will acquire concurrently with the closing of this offering, were formed in May 2010, and have only a limited operating history. ActivCare at Bressi Ranch is under construction and has not yet begun operations. For the foregoing reasons, we have no financial history upon which you may base an investment in us. As a result, an investment in our Offered Units may entail more risks than the securities of a company with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, of which many may be beyond our control.

To be successful in this market, we, Income Property Group, our manager, and ~~Health Care Group,~~ActivCare Living, Inc., who will manage our ActivCare at Bressi Ranch facility following its completion must, among other things:

- Stabilize the occupancy of ActivCare at Bressi Ranch following its completion;

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations, whether corporately, through Income Property Group, or through ~~Health Care Group~~ActivCare Living, Inc. at our ActivCare at Bressi Ranch facility; and

- respond to competition both with respect to our ActivCare at Bressi Ranch facility and potential investors' investment in us.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment in our Offered Units

***We are dependent on our management to achieve our objective, and our manager's, or ~~Health Care Group's~~ActivCare Living, Inc.'s, loss of, or inability to obtain, key personnel could delay or hinder implementation of our investment strategies, which could adversely affect the value of your investment and our ability to make distributions.***

Our success depends on the diligence, experience and skill of our manager and ~~Health Care Group~~ActivCare Living, Inc. for the construction, financing and operation of our ActivCare at Bressi Ranch facility. In particular, we are dependent on the executive officers of our manager and ~~Health Care Group,~~ActivCare Living, Inc., including without limitation W. Major Chance, the Chief Executive Officer and President of our manager and the Chief Executive Officer of ~~Health Care Group,~~ActivCare Living, Inc., B. Renee Barnard, an Executive Vice President of our manager and President and Chief Financial Officer of ~~Health Care Group,~~ActivCare Living, Inc., D. Kevin Moriarty, Executive Vice President – Construction, Secretary and Treasurer of our manager and Vice President-Development of ~~Health Care Group,~~ActivCare Living, Inc., and Todd A. Shetter, Executive Vice President – Marketing of our manager and Chief Operating Officer of ~~Health Care Group~~ActivCare Living, Inc. to perform their respective duties. Neither we, nor either of our manager or ~~Health Care Group,~~ActivCare Living, Inc., have entered into an employment or other agreement with any of Mr. Chance, Ms. Barnard, Mr. Moriarty, Mr. Shetter, or other key personnel. The loss of Mr. Chance, Ms. Barnard, Mr. Moriarty, Mr. Shetter or any other key person could harm our business, financial condition, cash flow and results of operations. Furthermore, the loss of Mr. Chance or Mr. Moriarty will be an event of default under our senior loan following the execution of the anticipated loan modification agreement in respect of our senior lender's consent to our reorganization transactions. Any such event would likely result in a material adverse effect on your investment.

***You will have only limited "major decision" rights regarding our management and it will be difficult to***

***remove our manager, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.***

Our manager, Income Property Group, has sole power and authority over the management of our company, subject only to certain rights of our Class A Members and our membership as a whole to consent on certain major decisions. Furthermore, our manager may only be removed for "cause" by a vote of Class A Members holding 75% or more of the Offered Units or members holding 75% or more of our aggregate membership interests. Therefore, you will not have an active role in our company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

***The removal or resignation of Income Property Group as our manager will result in an event of default under our senior loan, which could result in a foreclosure of our senior lender's security interest in our facility.***

As a condition to granting its consent to our reorganization transactions, our senior lender is requiring us and our prospective subsidiaries to enter into a loan modification agreement, that, among other conditions, will include an event of default if Income Property Group resigns or is removed as our manager. This event of default will likely make it more difficult for us to change management while our senior loan is outstanding.

***An investment in our Offered Units represents an investment solely in our ActivCare at Bressi Ranch facility, and, therefore, is not a diversified investment.***

An investment in our Offered Units represents an investment in us, and through our prospective subsidiaries we will own only one asset, ActivCare at Bressi Ranch. Therefore, an investment in our Offered Units is not a diversified investment. Should ActivCare at Bressi Ranch perform poorly, this will adversely affect our revenue which, in turn, will adversely affect our ability to make distributions to you and may cause the loss of your investment in us.

***There are limitations regarding pro forma financial statements, projections, and valuations, which are based on assumptions and subject to uncertainty, and there can be no guarantee that the projected results will be achieved, or that ActivCare at Bressi Ranch will be sold or refinanced at the values set forth in the appraisal.***

The pro forma financial statements found in Part F/S and other projections included in this Offering Circular have been prepared by our management and have not been reviewed by our independent accountants. Furthermore, the projections of stabilized occupancy and valuations of ActivCare at Bressi Ranch contained in the market study and appraisal enclosed as appendices with this offering circular, respectively, have not been reviewed by our independent accountants and are based in part on information provided by our management. Because the pro forma financial statements and the other projections contained in this offering circular and the projections contained in the market study and appraisal are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond our control, there are no assurances that the projections set forth on the pro forma financial statements and other projections contained within this Offering Circular or in the market study and appraisal will be realized and, as such, actual results may vary significantly from the projections. In addition, the valuations of ActivCare at Bressi Ranch contained in the appraisal are subject to numerous qualifications and assumptions by the appraiser, and, therefore, the actual value of ActivCare at Bressi Ranch may differ greatly from its appraised value set forth in the appraisal. Our pro forma financial statements and other projections and valuations contained within this Offering Circular, the market study and appraisal should not be regarded as a guarantee or representation that the projections described thereon will be achieved, or that ActivCare at Bressi Ranch will be sold or refinanced at the values set forth in the appraisal, nor should such projections and valuations be relied upon in purchasing the Offered Units.

***Because we anticipate it will take between eighteen to twenty-four months after the completion of construction to stabilize ActivCare at Bressi Ranch and to begin to generate cash flow, investors will likely not receive distributions for approximately the first two years after the closing of this offering.***

It is unlikely that we will generate sufficient cash flow from operations to make distributions during the first two years following the closing of this offering. Therefore, you must view this as a long-term investment that will likely not generate immediate returns.

***An investment in our Offered Units is a speculative investment, and, therefore, no assurance can be***

***given that you will realize your investment objectives.***

.No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Units. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

**Risks Related to Our Financing**

***We are subject to additional costs from rising interest rates on our senior loan, which could reduce the amount of cash available for distributions to you.***

The term of our senior loan is divided into two distinct periods: the construction period and the post-construction period. The interest rate for our senior loan during the construction period is the greater of (a) 5.25% and (b) the prime rate plus 2.25%, and the interest rate for the senior loan during the post-construction period is equal to the greater of (a) 5.75% and (b) the three-year Treasury Bond rate plus 4%. Accordingly, as of the date of this offering circular the interest rate on our senior loan was 5.50% because the prime rate as of the date of this offering circular is 3.25%. The interest rate on our senior loan for the post-construction period would be 5.75% if the three-year Treasury Bond rate as of the date of this offering circular (0.50%) is the rate of the three-year Treasury Bond on the earlier of August 1, 2012 or the date on which we achieve a debt service coverage ratio of 1.25 to 1 or more, which is the date by which the post-construction period of our senior loan must commence. The interest rate on our senior loan could increase if interest rates increase overall and could require that we pay more during the construction period or the post-construction period, or both. Such an increase could affect our cash flow and our ability to make distributions to you. There is no limit to the potential increase of the interest rate for our senior loan and our payments under our senior loan could increase dramatically during either the construction period or the post-construction period. As of November ~~1~~30, 2011, the outstanding balance on our senior loan was equal to $7,~~402,950.31, and we requested another draw on our senior loan as of November 11, 2011 which will result in our outstanding balance becoming $7,~~953,887.41~~ as of the funding date~~. We will be required to make another interest payment on or before December 1, 2011. As we continue to draw from the funds made available under our senior loan, our interest costs will increase because the amount of principal that will be accruing interest will increase. We expect that if interest rates remain the same and the interest rate of our senior loan during our post-construction period is 5.75% then we will make a monthly payment of $50,328.51 of principal and interest (assuming that the full principal balance, $8,000,000.00, of our senior loan is outstanding at the commencement of the post-construction period). During our post-construction period our senior loan will amortize over a 25-year amortization schedule, and the amount of the monthly payments that are attributable to interest will range from $38,333.33 to $36,216.41 and the amount of monthly payments that are attributable to principal will range from $11,995.18 to $14,044.80. If interest rates increase we will make larger monthly payments in the aggregate, more interest overall and less principal during the post-construction period of our senior loan, which will result in our having to make a larger payment of principal at the maturity date of our senior loan and having less funds available for distributions during the post-construction period.

***We will be forced to seek a sale or refinance of ActivCare at Bressi Ranch within six years after the commencement of the post-construction period of our senior loan, and if we are unable to sell or refinance our facility at such time, our senior lender could foreclose on ActivCare at Bressi Ranch.***

The construction period extends from the making of our senior loan until the earlier of (a) August 1, 2012 or (b) the date upon which we first obtain a debt service coverage ratio of 1.25 to 1, or our senior loan conversion date. The post-construction period commences on the senior loan conversion date and continues until the maturity date, which is August 1, 2015. During the construction period, we will pay only the interest accrued on our senior loan, which sums will be paid from a reserve funded by proceeds from the senior loan. Only after the commencement of the post-construction period will we be required to make payments from cash receipts from operations and payments of principal and interest. However, the length of the post-construction period (three years, with a three-year extension right) is less than the amortization period for the principal payments (25 years); accordingly, there will be a substantial principal payment due on the maturity date of the senior loan. If interest rates remain constant during our post-construction period and the entire amount of our senior loan is outstanding as of the commencement of the post-construction period of our senior loan, then we expect that we will be required to make a principal payment of approximately $7,544,096.22 on the maturity date of our senior loan. Accordingly, we will be required to refinance or sell ActivCare at Bressi Ranch at or prior to the maturity date of the senior loan in order to make that payment. If we elect to prepay the senior loan prior to the maturity date, we will be subject to a prepayment fee equal to one percent of the prepayment amount. If we cannot refinance or sell ActivCare at Bressi Ranch prior to the maturity date of the senior loan, we will be in default and the senior lender would be entitled to foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

***Ongoing disruptions of global financial markets may adversely affect our ability to refinance our senior loan.***

The global financial markets have been undergoing pervasive and fundamental disruptions. The continuation or intensification of any such volatility may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies. The disruptions have caused the restriction of credit, including for real estate loan, which could adversely affect our ability to refinance our senior loan on or before it becomes due. If we are unable to refinance our senior loan on or before its maturity date, we may be forced to sell ActivCare at Bressi Ranch, and if we are unable to do so, our senior lender may foreclose on the property, or exercise its other remedies upon a default under our senior loan, any of which would have a material adverse effect on your investment in us and may cause the loss of your entire investment.

***If we fail to comply with the covenants and restrictions in the senior loan, we may default under our obligations, which could result in our senior lender foreclosing on ActivCare at Bressi Ranch.***

Under the terms of the senior loan, we have covenanted to perform certain actions; specifically, we must construct ActivCare at Bressi Ranch in compliance with the plans and specifications approved by the senior lender, we must maintain a debt service coverage ratio of 1.25 to 1 from and after the first anniversary of the commencement of our senior loan's post-construction period, and we may not incur two consecutive quarterly losses during the same period. Under the terms of our management agreement, we will rely on ~~Health Care Group~~ActivCare Living, Inc. to operate and manage ActivCare at Bressi Ranch on our behalf. If we fail to comply with these or any of the other requirements of the senior loan, the senior lender may be entitled to withhold construction funding, (or if ~~Health Care Group~~ActivCare Living, Inc. fails to operate ActivCare at Bressi Ranch in a manner that produces sufficient income) foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

***The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio 1.25 to 1, therefore you may not receive distributions until such time as we achieve and maintain the target debt service coverage ratio.***

Under the terms of the senior loan documents, we may not make any distributions to members, except for distributions necessary to pay the applicable income taxes, without the prior consent of the senior lender if ActivCare at Bressi Ranch does not generate earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to 125% of the monthly debt service payments under our senior loan. In such an event, we may not be able to make distributions to members as projected if the senior lender withholds their consent to the making of such distributions without risking a default under the terms of the senior loan.

***A default under our senior loan may occur even if we make our payments timely and comply with all the requirements that relate to ActivCare at Bressi Ranch.***

In connection with the senior loan, ~~Health Care Group,~~ActivCare Living, Inc., RAC Bressi, our Class B Members and William M. Chance, Daniel K. Moriarty, B. Renee Barnard, Todd A. Shetter, Frank A. Virgadamo and Karen L. McElliott, or our senior loan guarantors, agreed to guaranty our obligations under the senior loan. *See* **"Description of Our Property – Description of Our Senior Loan."** Further, the senior loan documents provide that if any of the foregoing default on separate obligations owed to the senior lender, then the senior lender will be entitled to declare a default under the terms of the senior loan, which would permit them to foreclose on the property and may result in a total loss of ActivCare at Bressi Ranch. As of the date of this Offering Circular none of our senior loan guarantors have outstanding obligations to our senior lender, other than RAC Bressi, which will become our subsidiary upon the closing of our reorganization transactions and will be controlled by our manager. However, we do not have and will not have control of the activities of our senior loan guarantors (other than RAC Bressi) and, in fact, several of our senior loan guarantors will be our directors and officers. Accordingly, if any of our senior loan guarantors obtain a loan from our senior lender and are unable to comply with its terms for any reason, including a change in their financial status or unexpected financial difficulties, then our senior lender will be able to declare our senior loan in default. We also may not receive advance notice of any defaults under obligations from such parties to our senior lender or be able to cure defaults on their behalf to avoid foreclosure. If any of the foregoing occurs, we will risk a total loss of ActivCare at Bressi Ranch due to the senior lender's foreclosure of the property.

**Risks Related to Our Business**

***We will rely on ~~Health Care Group~~ActivCare Living, Inc. to manage and operate ActivCare at Bressi Ranch, and if ~~Health Care Group~~ActivCare Living, Inc. does not operate our facility profitably, then we will not have cash flow available to distribute to you***

Our prospective subsidiary, RAC Bressi, has entered into a management agreement with ~~Health Care Group~~ActivCare Living, Inc. to maintain and operate ActivCare at Bressi Ranch. The initial term of the management agreement is 10 years, and we will have limited recourse to terminate it during that initial term. See "**DESCRIPTION OF OUR BUSINESS – Description of the Management Agreement**". Unless ~~Health Care Group~~ActivCare Living, Inc. acts in such a manner or fails to act in required manner so as to permit us to terminate the management agreement, we will be relying on them to operate ActivCare at Bressi Ranch profitably. If they fail to do so, then we may default under our financial performance obligations under the senior loan, and we may not be able to remove a poor-performing manager and hire a manager that might operate our facility in a more profitable manner. ~~Health Care Group~~ActivCare Living, Inc. receives a management fee under the terms of the management agreement whether or not they produce a profit on our behalf, which could further adversely affect our performance.

***The ActivCare® brand and program are the trademarked property of ~~Health Care Group,~~ActivCare Living, Inc., therefore, if the our management agreement were terminated, we would no longer have the right to use such intellectual property in the operation of our facility.***

If our management agreement with ~~Health Care Group~~ActivCare Living, Inc. were to terminate, our license to use the ActivCare® name and brand would also terminate and we would likely no longer be able to call our facility ActivCare at Bressi Ranch. We would likely be forced to find a new third party operator to operate our facility. Finding such a new operator could be a lengthy process and could result in regulatory problems, resident attrition and other adverse affects for our business. If the management agreement is terminated, we will be required to utilize different techniques in the management and operation of our facility as well as different marketing materials, and we will not be able to use the ActivCare® name when we market the our facility to prospective residents. The loss of this license and our ability to use these materials would likely adversely impact our ability to operate and manage our facility in a profitable manner and pay distributions to you.. Further, we may be reluctant to terminate the management agreement if ~~Health Care Group~~ActivCare Living, Inc. underperforms as manager due to these possible side effects. . In such a case, our ability to pay distributions to you would be materially adversely affected and you could lose your entire investment in us.

***We may be required to provide additional funds to pay for operating expenses of ActivCare at Bressi Ranch.***

Under the terms of the management agreement, ~~Health Care Group~~ActivCare Living, Inc. is to pay all operating expenses of our ActivCare at Bressi Ranch facility from the income that the facility generates. However, if the operating expenses exceed the amount of income generated by ActivCare at Bressi Ranch, then we, as the owner of the facility, will be obligated to make up the shortfall in funds, which may affect our overall performance and our ability to pay distributions to you.

***We may not obtain or maintain the applicable licenses and permits and otherwise may fail to comply with applicable law, and in such case we may be subject to fines or be unable to operate, which would materially and adversely affect us and your investment.***

As a provider of health care services, we will be required to be compliant with the federal and state laws and regulations governing health care providers as a residential care facility for the elderly. If we fail to obtain or maintain the appropriate licenses and permits, we will be unable to operate, which would materially and adversely affect us. Further, if we fail to otherwise comply with applicable law we may be subject to fines and other punishment, which would also materially and adversely affect us.

***The current laws concerning health care may increase our costs of compliance or affect our ability to***

***charge our intended rates.***

Changes in regulation of healthcare, and in particular regulation of health insurance providers, or a transition to a government insured health system, could adversely impact the ability of healthcare institutions and professionals to continue to realize current revenue levels as a result of, amongst other causes, government restrictions on amounts charged, increased operating costs as a result of compliance or delays in reimbursement to our residents. While we do not rely directly on government programs for income, any changes in government health care programs may affect our ability to charge the fees we contemplate charging or to collect our fees from residents. Were such circumstances to become a reality, our operations could be affected adversely both administratively and financially. In such an event the ability to recognize appreciation on ActivCare at Bressi Ranch may be adversely affected, or a diminution of value could occur, as a result of rental market rates for health facilities decline on a broader scale. *See* "**DESCRIPTION OF OUR BUSINESS – Description of the Assisted Living Industry** – ***California Regulatory Overview.***"

***Healthcare operations are subject to litigation risks and increasing insurance costs, and if such anticipated costs arise, our ability to pay distributions to you will be adversely affected.***

In several well publicized instances, private litigation by residents of senior living communities for negligence or alleged abuses has resulted in large damage awards against some operating companies in the senior living industry. The effect of this litigation and potential litigation has been to dramatically increase the costs of monitoring and reporting quality of care compliance incurred by companies operating facilities similar to ActivCare at Bressi Ranch. Workers compensation and employee health insurance costs have also increased in recent years. Medical liability insurance reform has become a topic of political debate and some states have enacted legislation to limit future liability awards. However, if such reforms are not generally adopted, insurance costs may continue to increase. If our insurance costs increase faster than projected it will likely adversely affect our operating cash flow and our ability to pay distributions to you.

***Our primary business is the ownership and operation of ActivCare at Bressi Ranch, which subjects us to all the risks commonly associated with the ownership and operation of real property.***

ActivCare at Bressi Ranch will be subject to the risks generally incident to the ownership of real property including the obligation to meet fixed and maturing obligations, changes in the national and local economic conditions, changes in the investment climate for real estate investments, changes in demand for or supply of competing property, changes in local market conditions and neighborhood characteristics, the availability and cost of mortgage funds, unanticipated holding costs, the availability and cost of necessary utilities and services, changes in real estate tax rates and other operating expenses, changes in governmental rules and fiscal policies, changes in zoning and other land use regulations, environmental controls, acts of God (which may result in uninsured losses) and other factors beyond our control. In recent years, the presence of hazardous substances or toxic waste has adversely impacted real estate values in affected areas of the country. Furthermore, there are significant risks imposed by changing governmental regulations, including but not limited to compliance with the Americans with Disabilities Act.

We will also be subject to the risks generally incident to the ownership of income-producing real property such as occupancy, operating expenses and rate schedules, which in turn may be adversely affected by general and local economic conditions, the supply of and demand for property of a similar type to ActivCare at Bressi Ranch, the financial condition of residents and potential residents, zoning laws, federal and local rent controls and real property tax rates. Certain expenditures associated with real estate equity investments are fixed (principally mortgage payments, if any, real estate taxes and maintenance costs) and are not necessarily decreased by events adversely affecting the our income. Our ability to meet its obligations will depend on factors such as these and no assurance of profitable operation of ActivCare at Bressi Ranch can be given. If we are unable to achieve profitable operations we will likely be unable to pay distributions to you and you may lose all or a part of your investment in us.

***We face possible liability for environmental cleanup costs and damages for future or past contamination related to the real property we own, which could substantially increase our costs and reduce our liquidity and cash distributions to you.***

Because we intend to own and operate real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property, and such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. We are not aware of any prior release of hazardous or toxic materials on our property, but there can be no assurance that there was not a prior release, nor can there be no assurances that there will be no future releases on, under or in such property. Further, there can be no assurances that a prior release or future release that occurred or occurs on an adjacent property will not affect our property. The costs of removal or remediation of any such release could be substantial. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which would reduce our liquidity and cash available for distribution to you. In addition, the presence of hazardous substances at ActivCare at Bressi Ranch or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell ActivCare at Bressi Ranch. Any such event would have a material adverse effect on us and our ability to pay distributions to you and may cause you to lose all or a part of your investment in us.

***Our business will be subject to competition for residents, and if we are unable to successfully compete against our competitors, ActivCare at Bressi Ranch's performance will be adversely affected.***

We expect there will be six primary competitors in our market for residents at assisted living facilities. *See* "**DESCRIPTION OF OUR BUSINESS – Description of the Assisted Living Industry** – ***Primary Competitors***." These competitors and other competing assisted living facilities may reduce demand for the units at ActivCare at Bressi Ranch, increase vacancy rates, decrease occupancy rates and impact the value and income of our facility. Competition from nearby assisted living facilities could make it more difficult to attract new residents and ultimately sell or refinance ActivCare at Bressi Ranch when the senior loan matures on a profitable basis. Further, the construction of future sites or redevelopment of existing elder care facilities may affect vacancy and leasing rates in the future, which may also affect our performance. There is no assurance that we will meet or exceed our intended leasing goals for ActivCare at Bressi Ranch or successfully compete in the San Diego, California market. Additionally, we anticipate that our highest rates will be higher than our competitors' highest rates and our competitors' lowest rates will be lower than our lowest rates, even though we will generally offer the same types of services to our residents. However, we intend to offer services at a flat rate, while our competitors utilize an a la carte service model. We believe that our flat rate for all services will be generally less expensive overall than the sum of our competitors' rates for similar services. However, there can be no assurances that we will be able to successfully compete with these competitors or future competitors, which may ultimately affect our overall performance. If we are unable to meet our goals with respect to leasing-up ActivCare at Bressi Ranch, or are unable to maintain occupancy once the facility is stabilized, distributions to you may be delayed or inhibited, and we may be unable to refinance our senior loan as intended, which could result in a loss of your investment.

***We may become subject to uninsured losses, which would reduce the value of our assets by the amount of the uninsured loss, and may result in our inability to repair or reconstruct our facility.***

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we generally do not intend to obtain insurance unless we are required to do so by a mortgage lender. If ActivCare at Bressi Ranch incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct ActivCare at Bressi Ranch after a catastrophic uninsured loss and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Therefore, uninsured losses would materially adversely affect our ability to pay distributions to you and could result in the loss of your entire investment. In cases where we are required by a mortgage lender to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to refinance ActivCare at Bressi Ranch. Additionally, if we obtain such insurance, the costs associated with owning ActivCare at Bressi Ranch would increase and could have a material adverse effect on the net income from the property, and, thus, our ability to make distributions to you.

***International, national and local economic factors may affect our ability to attract residents and charge our intended rates. If we are unable to charge our intended rates, we will not perform as projected in this Offering Circular.***

We expect that residents will pay our fees from their personal assets and retirement funds (or have their guardians pay us from such funds), which are generally subject to investment and economic risk. In addition, the sale of a primary residence can constitute a large portion of a potential resident's personal assets and retirement funds. To the extent that the economy and the housing market in the greater San Diego area and on a national and international scale do not produce sufficient returns on behalf of our target demographic, we may not be able to attract residents and achieve our intended occupancy levels, or charge our intended rates, which would affect our overall performance.

**Risks Related to the Offering and Lack of Liquidity**

***We do not anticipate a public market developing and the Offered Units are subject to transfer restrictions contained in our operating agreement; therefore, the Offered Units should be considered an illiquid investment.***

We do not intend to list our Offered Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the offering of our Offered Units. Additionally, our operating agreement contains restrictions on the transfer of the Offered Units in order to ensure that we do not become a "publicly traded partnership" in the view of the IRS. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential.

***This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.***

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our manager has arbitrarily determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

***If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.***

Our Offered Units have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. The Offered Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside, and upon the exemption from registration in the state of California provided by Section 25102(n) of the California Corporations Code. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or find an exemption under the securities laws of each state in which we offer the Offered Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

**Tax Risks**

**<u>CIRCULAR 230 DISCLAIMER.</u> THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SHARES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

***The Internal Revenue Service, or IRS, may audit our tax returns and in connection therewith, the tax returns of our members including you, which could result in the assessment of additional tax against you.***

There is the possibility that we will be audited by the IRS. Any audit of our company could result in an adjustment of not only the our tax returns, but also an audit and adjustment of our members' personal tax returns with respect to items related to our company and not related to our company. An audit could result in the assessment of additional taxes against the members including you.

***If we are taxed as corporation rather than a partnership under the tax rules for publicly traded partnerships, all of our income will be subject to an entity-level tax.***

We intend operate, so that we qualify as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. In general, if a partnership is "publicly traded" (as defined in the Internal Revenue Code of 1986, as amended, or the Code), it will be treated as a corporation for U.S. federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate and have no plans as of the date of this Offering Circular for our securities to be traded on an established securities market. Pursuant to our operating agreement, our manager must consent to the transfer of a member's membership interest, and our manager only intends to do so if such transfer would not fall outside one of the safe harbors in the Treasury Regulations from being treated as a publicly traded partnership. If we were to be treated as a publicly traded partnership by the IRS, and could not otherwise satisfy an exemption from corporate taxation, we would be treated as a corporation for U.S. federal income tax purposes. In that event, items of income, gain, loss, deduction and credit would not pass through our members and such members would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. We would be required to pay income tax at regular corporate rates on all of our income. In addition, we would likely be liable for state and local income and/or franchise taxes on all of our income. Distributions to our members would constitute ordinary dividend income taxable to such members to the extent of our earnings and profits, and these distributions would not be deductible by us. Thus, if we were treated as a corporation, such treatment would result in a material reduction in cash flow and after-tax returns for our members.

***A member's federal income tax payable based on our taxable income and gain allocable to a member may exceed cash distributions to such member.***

The taxable income and gains allocable to a member, if and when our operations become profitable, may exceed cash distributions to the member. We are under no obligation to distribute sufficient cash to you to cover any tax liability you may have on our taxable income allocable to you. To the extent that a member's tax liability arising from taxable income and gains allocated by us to such member exceed cash distributions from us to such member, such excess would result in net out-of-pocket tax payment by a member to the applicable taxing authority.

***The IRS may challenge the allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement resulting in the assessment of additional taxes against you.***

Allocations of our taxable income, gain, loss, deductions and credits, and corresponding adjustments to our members' capital accounts are intended to be made in accordance with the applicable Treasury Regulations. There can be no assurance, however, that the IRS will not challenge the our allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement, or that, if it does, such challenge will not be successful. If these allocations are successfully challenged, our members may be allocated different amounts of taxable income, gain, loss, deductions or credits than initially reported to them. Prior to making a decision to invest in our Offered Units, investors should carefully consider the potential for challenges by the IRS to any future amounts allocated to them. Any challenge of our allocations could result in the assessment of additional taxes against the members and out-of-pocket tax payments by members.

***A sale or other taxable disposition of a Class Member's Offered Units may result in a taxable gain.***

Upon the sale or other taxable disposition by a Class A Member of all or a portion of his or her Offered Units, such Class A Member will realize taxable income to the extent that his or her share (for federal income tax purposes) of our liabilities, together with the other consideration the member receives upon the sale of his or her Offered Units, exceeds the member's tax basis in such Offered Units. However, such sale may not result in cash proceeds sufficient to pay the tax obligations arising from such sale. As a result, Class A Members may be required to make out-of-pocket payments in connection with such a sale.

***Federal tax laws are subject to change.***

Investors should recognize that the present federal income tax treatment of limited liability companies may be modified by legislative, administrative or judicial action at any time and that any such action may affect investments previously made. Changes in the federal income tax laws have been proposed and made in the past. Further, the rules dealing with federal income taxation are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts.

***We will generate unrelated business taxable income, or UBTI.***

We will generate UBTI from ActivCare at Bressi Ranch. Tax-exempt entities must consult their own tax counsel regarding the effect of any UBTI. **DUE TO THE LIKELY PRESENCE OF UBTI, AN INVESTMENT IN OUR OFFERED UNITS (I) SHOULD ONLY BE MADE BY AN INDIVIDUAL RETIREMENT ACCOUNT ("IRA") AFTER CAREFUL CONSIDERATION OF THE NEGATIVE TAX EFFECTS TO THE IRA AND THE REQUIREMENTS OF SUCH IRA RECOGNIZING UBTI TO PREPARE AND FILE CERTAIN TAX FORMS WITH THE IRS, AND (II) IS NOT APPROPRIATE FOR A CHARITABLE REMAINDER TRUST.** See "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES - Investment By Qualified Plans and Individual Retirement Accounts.**"

## DILUTION

None of our manager, its officers and directors, any of our promoters, or any of their respective affiliates have purchased or otherwise received Offered Units during the past three years, nor will any of them receive Offered Units in connection with this offering or our reorganization transactions unless by way of purchase through this offering at the public offering price. Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, who are all of the executive officers and directors of Income Property Group, our manager, will beneficially receive approximately 63.68% of our Class B Units upon the closing of our reorganization transactions. The issuance of our Class B Units to the executive officers and directors of our manager, and to our other prospective Class B Members, will cause no economic dilution to our Offered Units.

Cash flow distributable to our Class A Members is distributed pro rata solely among the Class A Members. Further, any increase or decrease in the amount of Class B Units, outstanding will have no effect on the amount of distributable cash available to be divided by our Class A Members. *See* "**DESCRIPTION OF OFFERED SECURITIES – Distributions.**"

## PLAN OF DISTRIBUTION

### Offering Amount

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent before the proceeds of this offering will be released to us.**

### Marketing of Offered Units and Compensation of our Dealer Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering, which it will pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and will receive a non-accountable due diligence fee, marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The aggregate amount of commissions and expense reimbursements to be paid to our dealer manager and the selling group will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS.**"

Our company and our dealer-manager have entered into a managing broker dealer agreement, enclosed on CD-ROM with this Offering Circular as Appendix A for the sale of our Offered Units. Broker-Dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer manager either before or after the date of this Offering Circular. The form of participating-dealer agreement is an exhibit to the form of managing broker-dealer agreement.

**Offering Materials**

This offering of our Offered Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units, although only when accompanied by or preceded by the delivery of this Offering Circular (except in the case of offers made in the state of California pursuant to Section 25102(n) of the California Corporations Code). In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

**Subscription Procedures for Offered Units**

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any exhibits and supplements accompanying this Offering Circular.

- Complete the execution copy of the Subscription. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix C.

- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to Comerica Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.

- Your check should be made payable to "Comerica Bank, as escrow agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, we will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected.

**Escrow Procedures**

Accepted subscription payments will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted, at which time the escrow agent will release the proceeds, and any interest earned thereon, to us to be used for the purposes described in this Offering. If we do not receive and accept subscriptions for the full offering amount from non-affiliates on or before June 30, 2012, this offering will be terminated and the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon.

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## ESTIMATED USE OF PROCEEDS

Net proceeds to our company from this offering are anticipated to be $4,365,000, following the payment of selling commissions, dealer manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, assuming this offering closes on December 31, 2011.

| | Per Offered Unit | | Total Offering | |
|---|---|---|---|---|
| | Dollar Amount | % | Dollar Amount | % |
| **Gross Proceeds** | $1,000 | 100% | $5,000,000 | 100% |
| Offering Expenses[1] | $27 | 2.7% | $135,000 | 2.7% |
| Selling Commissions & Fees[2] | $100 | 10.0% | $500,000 | 10.0% |
| **Net Proceeds** | $873 | 87.3% | $4,365,000 | 87.3% |
| Subordinated Debt Payoff[3] | $337 | 33.7% | $1,685,000 | 33.7%% |
| Intended Contribution to Bressi Development[4] | $241 | 24.1% | $1,203,000 | 24.1% |
| General Working Capital[5] | $174 | 17.4% | $870,000 | 17.4% |
| Repayment of Negative Carry Loan[6] | $121 | 12.1% | $607,000 | 12.1% |
| **Total Use of Proceeds** | $1,000 | 100.0% | $5,000,000 | 100.0% |

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2] Our dealer manager will receive selling commissions of 5.83% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 1.17% of the gross proceeds of the offering. Our dealer manager may re-allow and pay any portion of the dealer manager fee to participating broker-dealers who are members of the selling group.

[3] Approximately $1,685,000 of the net proceeds will be used to pay off the outstanding principal balance and accrued interest on the subordinated loan made to our prospective wholly-owned subsidiary, Bressi Development, by HCG Lending and Bressi Holding in August, 2010. The principal amount of the subordinated loan from HCG Lending and Bressi Holding, who are affiliates of our company, constitutes the purchase price paid by Bressi Development to purchase the land upon which ActivCare at Bressi Ranch is being constructed, as well as the products of certain pre-development work engaged in by Bressi Holding. Bressi Development paid approximately $835,200 for the land and $727,800 for the pre-development work. Bressi Holding's pre-development work included designing our facility (including engaging third party engineers and architects), permitting, arranging of financing, and the payment of various expenses (including taxes and other impositions) related to our facility. *See* **"DESCRIPTION OF OUR BUSINESS – Construction~~ and Construction Financing."~~."** The subordinated loan is secured by a second deed of trust on the real property comprising ActivCare at Bressi Ranch, and currently bears interest at the greater of (a) 5.25% or (b) the WSJ Prime Rate plus 2.25%. The payoff amount above is the approximate amount of principal and accrued interest that will be required to pay off our subordinated loan as of December 31, 2011, our targeted payoff date, however, this estimate may change based upon changing interests rates and the actual date of payoff. *See* **"INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Land Purchase and Subordinated Debt."**

[4] We intend to use approximately $1,203,000 of the net proceeds to increase the net worth of Bressi Development. The desired effect of expanding the net worth of Bressi Development is to reduce the exposure that ~~Health Care~~

~~Group,~~ActivCare Living, Inc., RAC Bressi, the Class B members, and certain other related individuals have as personal guarantors under the senior loan from Mutual of Omaha Bank. If the amount necessary to (i) pay off our subordinated loan or (ii) pay the expenses of this offering were to change, we would increase or decrease, as applicable, the amount of proceeds available to increase the net worth of Bressi Development. We anticipate that the net proceeds contributed to Bressi Development will be retained by Bressi Development as a contingency reserve and we have no current plans to spend such funds.

[5] Approximately $870,000, will be used to establish a general working capital reserve for our company. We have projected an aggregate negative carry of approximately $1,470,000 associated with the marketing and fill-up of ActivCare at Bressi Ranch following the completion of construction. This negative carry amount reflects the projected aggregate amount by which ActivCare at Bressi Ranch's expenses (including marketing, staffing, administration and maintenance) are expected to exceed its revenues prior to achieving positive cash flow. William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, directors of our manager, made a loan of $600,000 on an unsecured basis and at an interest rate of 6% per annum, as of October 18, 2011, to RAC Bressi in order to fund our negative carry until the closing of this offering. We will pay additional negative carry amounts over $600,000 out of the working capital reserve we will establish out of the net proceeds of this offering. This loan shall mature on the earlier of the date of the closing of this offering or June 30, 2012. *See* "**INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Funding of Negative Carry**."

[6] We intend to pay all outstanding principal and accrued interest on the $600,000 loan from Messrs. Chance, Moriarty and Moriarty as of the closing of this offering with proceeds from this offering. If this offering closes on December 31, 2011 the amount of interest that will accrue on this loan will be approximately $7,400. If this offering does not close by January 31, 2012, we anticipate that we will need additional amounts of up to $870,000, to fund our negative carry. Messrs. Chance, Moriarty and Moriarty have agreed to loan us up to and additional $870,000 to fund such negative carry, upon the same terms and conditions as their $600,000 loan to us. To the extent any such amounts are loaned to us by Messrs. Chance, Moriarty and Moriarty, we will repay the principal and accrued interest on such loans with proceeds from this offering.

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## DESCRIPTION OF OUR BUSINESS

### General

Our company was formed in June 8, 2011 to be the parent of Bressi Development and RAC Bressi. Bressi Development was formed on May 5, 2010 to develop, construct and own ActivCare at Bressi Ranch facility on 2.5 acres of land located in the Bressi Ranch master-planned community in Carlsbad, California. *See* "**DESCRIPTION OF OUR PROPERTY**." RAC Bressi was formed on May 25, 2010 to own the operations of ActivCare at Bressi Ranch upon its completion. ActivCare at Bressi Ranch is a 50-unit, and 80 accommodation (beds), senior assisted living facility specializing in the care of memory-affected seniors including those with Alzheimer's disease and dementia. *See* "**-Description of ActivCare**." For a detailed description of our ActivCare at Bressi Ranch facility see "**DESCRIPTION OF OUR PROPERTY – Description of ActivCare at Bressi Ranch**."

We have constructed ActivCare at Bressi Ranch using financing derived from a construction loan in the principal amount of $8,000,000 from Mutual of Omaha Bank (which has an outstanding balance of $7,~~402,950.31 as of November 1, 2011 and will have an outstanding balance of $7,953,887.41 as of the date of funding of our most recent draw request, made on November 11, 2011).~~953,887.41 as of November 30, 2011). *See* " – **Description of our Construction Financing**." Following stabilization of ActivCare at Bressi Ranch, we intend to seek to refinance the loan from Mutual of Omaha Bank with more permanent financing.

Our prospective subsidiary, Bressi Development, has leased our ActivCare at Bressi Ranch facility to our other prospective subsidiary, RAC Bressi. *See* "**- Description of the Lease**." Pursuant to this Lease, RAC Bressi will operate the facility and will pay rent to Bressi Development. RAC Bressi, has entered into a management agreement with ~~Health Care Group,~~ActivCare Living, Inc., whereby ~~Health Care Group~~ActivCare Living, Inc. shall manage the operations of the complete ActivCare at Bressi Ranch facility on RAC Bressi's behalf, and following our reorganization transactions, our ownership and operation of ActivCare at Bressi Ranch will be subject to this management agreement. *See* ~~—""~~" – **Description of the Management Agreement**."

### Construction

Bressi Development completed construction of ActivCare at Bressi Ranch as of October 14, 2011, the date of Bressi Development's receipt of its final building inspection. Bressi Development purchased the land upon which ActivCare at Bressi Ranch is built from Bressi Holding on August 1, 2010 for $1,563,000 which it paid by issuing a promissory note to Bressi Holding and HCG Lending with original principal amount of $1,563,000, all of which is currently outstanding. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS – Land Purchase and Associated Loan**." Of this purchase price, $835,200 of the purchase price was allocated to the land and the remaining $727,800 was allocated to certain development costs for our facility paid by Bressi Holding and HCG Lending for which Bressi Development will receive the benefit. All of such costs are set forth in the table below. Approximately $1,500 of the costs paid by Bressi Holding and HCG Lending were not included in the amount of subordinated promissory note.

| Development Cost Item | | Cost |
|---|---|---|
| Design/Architect/Engineer Fees | | $419,198 |
| Permit Application and Diligence | | $51,873 |
| Site Work and Preparation for Construction | | $11,405 |
| Finance Fees | | $10,037 |
| Construction Interest | | $1,477 |
| Taxes and other impositions | | $195,011 |
| Insurance Premiums | | $3,881 |
| Legal Costs | | $23,613 |
| Marketing Costs | | $962 |
| Administrative Expenses | | $11,801 |
| **TOTAL** | | $729,258 |

~~An artist's rendering~~A photograph of ~~the~~our completed ActivCare at Bressi Ranch facility ~~and a photograph of the facility as of October 4, 2011 (approximately 98% completion) are~~is set forth below.






ActivCare
Bressi Ranch

We anticipate that the aggregate costs of construction and development will be $11,133,000, which includes the acquisition cost of the land. Although construction of ActivCare at Bressi Ranch is complete, non-construction costs, such as licensing and negative carry costs, remain subject to fluctuation. Bycor General Contractors, or our contractor, constructed our ActivCare at Bressi Ranch Facility pursuant to a construction contract with Bressi Development, our prospective subsidiary. Our contractor completed construction of our facility as of October 14, 2011, the date of our final building inspection, and we received our certificate of occupancy on November 7, 2011. Our contractor ~~shall receive~~ has received a stipulated sum of ~~approximately~~ $5,~~550,000.00~~540,345.22 for the construction of ActivCare at Bressi Ranch~~, plus or minus any cost increases or decreases resulting from work changes approved by us for its services in connection with constructing the improvements. Approximately $550,000 remains to be paid to our contractor, which we anticipate paying with proceeds from our senior loan. Our contractor received prior payments as it reached construction milestones.~~

Set forth below is the aggregate development budget for the ActivCare at Bressi Ranch facility as of June 1, 2011. This budget sets forth our company's estimate of the aggregate funds necessary to complete the development of the facility through the achievement of stabilized occupancy. We have projected that it will take between 18 and 24 months for ActivCare at Bressi Ranch to reach a stabilized occupancy rate, which, for purposes of our projections, is 91.25% (as that is a lower occupancy rate than the rates reported for our competitors reported in a market study of a proposed 80-bed assisted living facility at Bressi Ranch, including 64 memory care beds and 16 mild cognitive impairment (MCI) beds, prepared by Valuation and Information Group dated July 10, 2009 and attached hereto as Appendix G1, or the market study). *See* "**- Summary of Market Study**." We have based our projection of the achievement of stabilized occupancy in 18-24 months on the information contained in the market study, which is more conservative than the timeline projected in the market study. The market study has indicated that it would take such a facility like ActivCare at Bressi Ranch approximately 3.2 months to reach stabilized occupancy (which the market study reported to be 95%) for its MCI beds and 12.9 months to reach stabilized occupancy for its memory care beds. We have assumed in our projections that it will take 12 months for our MCI beds to reach stabilized occupancy and 24 months for our memory care beds to reach stabilized occupancy, which is longer than the 3.2 months and 12.9 months projected in the market study. Further, the market study set our stabilized occupancy rate at 95%, which is more in line with our competitors, while we have assumed a lower stabilized occupancy rate of 91.25%. Therefore, we believe our projection of 18-24 months to reach an aggregate stabilized occupancy of 91.25% to be conservative.

Valuation and Information Group made certain assumptions related to the pre-leasing of our facility, our rates, our competition, and our target residents. Specifically, the market study assumed that 15% of the MCI beds and 15% of the memory care beds would be leased prior to our commencing operations. ActivCare at Bressi Ranch opened on November 3, 2011, and as of the date of this offering circular, has a total of ~~9~~16 residents with an additional ~~21~~7 beds reserved. ~~All of the currents~~ There are currently 14 residents ~~occupy~~occupying memory care beds~~,~~ and ~~we~~2 residents occupying MCI beds. We have received reservations for an additional ~~12~~6 memory care beds and ~~9~~1 MCI ~~beds~~bed. Therefore, as of the date of this offering circular, approximately ~~33~~30% of our memory care beds and ~~56~~23% of our MCI beds are either reserved or occupied. In addition, the market study made several assumptions, such as: house prices would remain relatively stable in our market area, prospective residents and actual residents would be able to earn interest income of 4% per annum on their retirement savings in order to help pay their costs of living at ActivCare at Bressi Ranch, and the rates we charge would be in line with the market rates charged by our competitors. In addition, the market study only considered competitors in our primary market area that were existing or in actual development at the time it was undertaken (and there were no other competitor facilities under actual development in our primary market area at that time). Management generally does not disagree with the assumptions made in the market study and believes them to be reasonable. However, we have projected achievement of stabilized occupancy more conservatively than the market study, in part, to account for potential variance in the assumptions made in the market study. No assurance can be given that we will achieve stabilized occupancy as projected. Any delay in achieving stabilized occupancy or any unexpected increase in the anticipated development costs set forth below will likely adversely affect our ability to make distributions to you and the value of your Offered Units. ***Additionally, the development budget set forth below is merely our company's best estimate of the costs of development, these costs are (i) subject to change and (ii) have not been reviewed by our independent accountants or any other independent third party.***

***Date:*** **6/1/2011**

**ACTIVCARE AT BRESSI RANCH DEVELOPMENT BUDGET**

| | | |
|---|---|---|
| **Design/Inspection/Testing/Reports** | | **$600,000** |
| **Permits/Fees/Deposits** | | **$390,000** |
| **General Contractor** | | |
| **Site Work** | **$1,081,000** | |
| **General Conditions** | **$350,000** | |
| **Building Cost (39,500 sf @ $104 psf)** | **$4,121,000** | |
| **Subtotal General Contractor** | **$5,552,000** | **$5,552,000** |
| **Fixtures, Furnishing & Equipment** | | **$750,000** |
| **Project Contingency** | | **$12,800** |
| **Financing Fees - Construction/Mini -Perm** | | **160,000** |
| **Construction Interest Reserve** | | **$230,000** |
| **Property Taxes** | | **243,000** |
| **Property Insurance/Bonds** | | **$44,000** |
| **Legal/Organizational Costs** | | **$185,000** |
| **Marketing** | | **$301,000** |
| **Negative Carry[(1)]** | | **$1,470,000** |
| **Construction G&A** | | **$260,000** |
| **Land Purchase** | | **$835,200** |
| **Accrued Interest on Subordinated Debt** | | **$100,000** |
| **Total Development Cost** | | **$11,133,000** |

(1) We use the term "negative carry" to mean the operating capital necessary to fund the operating cost (including debt service) of our facility until its operations reach a breakeven point.

**Description of our Construction Financing**

On August 1, 2010, we obtained a loan from Mutual of Omaha Bank, or our senior lender, in the principal amount of $8,000,000.00, which we refer to as our senior loan. Proceeds of our senior loan are being used to pay the costs of the construction of the project. Our senior loan is intended to cover the period of time that the project is under construction as well as approximately three years afterward. This type of financing is generally referred to as a construction loan with a mini-perm component. The mini-perm component reflects the automatic conversion of our construction loan into permanent financing, with a truncated term, hence, "mini-perm," following the completion of construction of our facility. Accordingly, there are two distinct periods of time with respect to our senior loan: the construction period and the post-construction period. The senior lender is secured by among other things a first-position lien on the property.

*Interest Rate.* The interest rate on our senior loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our senior loan during the post-construction period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.

*Loan Term.* Our senior loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the senior loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we achieve a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our earnings before interest, taxes, depreciation and amortization on a monthly basis to the monthly payments required under our senior loan. The term of our post-construction period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our senior loan at any time in whole or in part; provided that we must also pay our senior lender a fee equal to one percent of the prepayment amount. During the construction period of our senior loan, we will only make payments of the accrued interest, but during the post-construction period of our senior loan, we will make payments of interest and principal, based on a twenty-five year amortization schedule, with the balance of the principal amount of the senior loan due on the maturity date.

*Reserves and Construction Funding.* The Lender required that certain accounts be funded at the closing of the senior loan including (i) $300,000 for construction interest reserve account, which the senior lender will use to make our interest payments during the construction period, and (ii) approximately $7,620,000 for the real estate loan account, which the senior lender will use to pay certain construction costs as we reach the construction benchmarks outlined in the senior loan documents.

*Guarantees.* ~~Health Care Group,~~ActivCare Living, Inc., Messrs. Chance, Moriarty, Shetter, Virgadamo and Ms. Barnard and Ms. Blake as well as all of our prospective Class B Members have agreed to guaranty our obligations under the senior loan. A portion of the proceeds of this offering is intended to be used to increase the net worth of Bressi Development in order to reduce the exposure of our guarantors. In addition, ~~Health Care Group~~ActivCare Living, Inc. and RAC Bressi have agreed to indemnify the lender with respect to the existence or release of hazardous substances on our property in violation of state or federal environmental laws.

*Events of Default.* Under the terms of the senior loan documents the following actions will constitute an event of default:

- We fail to make a payment within 10 days after the due date or on the maturity date;
- We fail to comply with the requirements of the senior loan documents and such failure continues for 30 days after notice from the lender;
- We or any of the guarantors of the senior loan become insolvent, or any of the foregoing dissolve, terminate or liquidate;
- If either the trustor of Mr. Chance's or Ms. McElliott's trust dies and the successor trustor does not execute a new guaranty in favor of the senior lender;
- If any of the information provided to the senior lender or if any representation or warranty given to the senior lender is false or misleading;
- The senior lender fails to have a first priority lien on the property;
- A lawsuit in excess of any insurance coverage where the amount claimed is greater than $250,000 is filed against us or any guarantor of the senior loan, or a judgment in the amount of $250,000 or

greater is entered against either of the foregoing;

- If we, ~~Health Care Group,~~ActivCare Living, Inc., RAC Bressi or any guarantor default on any other indebtedness owed to the senior lender;
- If we fail to maintain a debt service coverage ratio of 1.25 to 1 (calculated as EBITDA divided by our contractual debt service) at any time after the first anniversary of the commencement of the post-construction period;
- If we have a net quarterly loss for two consecutive quarters at any time after the first anniversary of the commencement of the post-construction period;
- We fail to construct the building in accordance with the time constraints set forth in the senior loan documents;
- We fail to comply with the terms of a construction draw request;
- If construction of the project is discontinued for five consecutive business days or more for any reason other than acts of God, labor disputes, strikes, lockouts, fire, earthquake, war, riots or other causes beyond our reasonable control; and
- If we default under the loan from Bressi Development and HCG Lending that was provided to assist with our acquisition of the property, which we refer to as our subordinated loan.

*Transfer.* Under the terms of the senior loan documents we may not transfer any direct or indirect interest in ourselves without providing notice to the senior lender or obtaining the lender's prior written consent (depending on the amount of the interest being transferred), but in no event are we permitted to transfer such an interest if it would result in a change in control over our management. Any other such transfer is in violation of the terms of the senior loan and is a default. We have obtained our senior lender's consent with respect to our reorganization transactions and the sale of the Offered Units.

*Insurance.* Prior to the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $2,000,000 (annual aggregate), and umbrella coverage of not less than $10,000,000, as well as builder's all-risk insurance. After the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $3,000,000 (annual aggregate), special cause or loss in the amount of the full insurable value of the replacement cost basis of the improvements, and worker's compensation insurance in accordance with applicable law. All insurance policies must be from a company with a rating of "A" VII or better by A.M. Best Co., name the senior lender as an additional insured, provide the senior lender 30 days' prior written notice to the non-renewal or cancellation of the policy, be evidenced by a certificate of insurance, and be in form and amount satisfactory to the senior lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial construction loans, which include maintaining all proper permits and licenses to construct the premises and operate our business, operate our business solely as a healthcare facility, provide routine financial reports, not incur additional indebtedness, or (if we fail to maintain the appropriate debt service coverage ratio) pay dividends.

**Plan for Permanent Financing**

When our ActivCare at Bressi Ranch facility is generating earnings before interest, taxes, depreciation and amortization, or EBITDA, (net of capital expenditure reserves) resulting in a 1.5 debt service coverage ratio (the ratio of EBITDA, net of capital expenditure reserves, to the debt service on our senior loan) based on annualizing 6 months trailing EBITDA we intend to request that Mutual of Omaha Bank, our senior lender, agree to increase the amount we may borrow under our senior loan to approximately $11,763,000. ActivCare at Bressi Ranch's EBITDA equals the facility's gross revenues less its expenses, excluding its interest, tax, depreciation and amortization expenses. In connection with this requested increase in our senior loan amount, we intend to request that our senior lender permit us to disburse approximately $2,300,000 in proceeds of the increased senior loan to return a portion of the capital contributed to us by the purchasers in this offering.

Regardless of whether we are able to achieve the intended increase in our senior loan, we intend to apply to refinance our senior loan with a new loan which would be guaranteed by the Federal Housing Administration (FHA), a part of the U.S. Department of Housing and Urban Development (HUD). We may not close on a refinancing guaranteed by the FHA until 36 months following our receipt of a certificate of occupancy for ActivCare at Bressi Ranch, which we received on November 7, 2011. However, because the application process for an FHA guaranteed loan can take up to 24 months, we intend to begin the application process between the 24th and 36th month following our receipt of a certificate of occupancy.

We believe that refinancing our existing senior loan with an FHA guaranteed loan will enable us to gain more favorable terms on our senior debt, thereby reducing our debt service and enhancing our ability to make distributions to you.

Our objective in pursuing this financing strategy is to enable us to return the $5,000,000 of capital invested by investors in this offering in two installments, $2,300,000 in the third year following the closing of this offering and $2,700,000 in the fourth year following the closing of this offering. The first installment would be related to the increase of our senior loan, and the second installment would be related to the refinancing with an FHA guaranteed loan. However, there is no guarantee that we will be able to increase our senior loan or refinance with an FHA guaranteed loan, and, therefore, we cannot guarantee that we will return your capital contributions in the time period set forth below or at all.

The return of your capital would be pursuant to our operating agreement's requirements for the distribution of net proceeds from capital transactions. Our operating agreement obligates us to first use any net proceeds from a capital transaction (subject to our manager's right to retain reserves) to return the capital contributions of the purchasers of our Offered Units. Our Class A Members will be required to accept the return of their capital contributions; however, they will remain Class A Members and will retain their Offered Units. Following the return of some or all of our Class A Members' capital contributions, we will continue to distribute operating cash flow, if any, and subject to our manager's discretion to make distributions, pro rata to our Class A Members such that they receive the greater of (i) an 8% annual non-compounding, non-cumulative preferred return on their unreturned capital contributions to us (which would be zero if we return the entirety of our Class A Members capital contributions) or (ii) 50% of our distributable operating cash flow, until such time as our Class A Members have received distributions (whether from operating cash flow or net proceeds from capital transactions) resulting in a 10% internal rate of return on their initial investments in us. Once our Class A Members have achieved a 10% internal rate of return, they will still receive, pro rata, 25% of any operating cash flow or net proceeds from capital transactions distributed by us. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

**Summary of Operations over the Next Twelve Months**

Our contractor completed construction of ActivCare at Bressi Ranch as of October 14, 2011 and ~~Health Care Group~~ActivCare Living, Inc. has begun marketing our facility to prospective residents pursuant to our management agreement with it. ~~Health Care Group~~ActivCare Living, Inc. anticipates using community outreach, referral development, prospective resident tours, phone calls to our prospective resident database and community events for prospective residents in order to achieve and maintain our projected occupancy levels. ~~Nine~~Sixteen of the 80 beds in our facility are already occupied, and ~~Health Care Group~~ActivCare Living, Inc. has already received reservations for an additional ~~21~~seven beds.

~~Health Care Group~~

ActivCare Living, Inc. will supervise admissions of residents to our facility. Because our residents range from moderately to severely cognitively impaired, an adult child, spouse or other legally appointed responsible party must serve as the decision maker when seeking a placement in our facility. This decision maker is also required to guaranty payment of our rates and fees with respect to the applicable resident. Before admitting a resident to an ActivCare® program, ~~Health Care Group~~ActivCare Living, Inc. personnel go through a detailed process of assessing the prospective resident's care needs, and of disclosing to the resident's decisions maker the rates and other fees to be charged for the care of the prospective resident. Finally, ~~Health Care Group~~ActivCare Living, Inc. and the resident's decision maker will execute an admission agreement which includes the terms of the residency and the fees for care.

We have projected that the amount by which our operating costs (including debt service) will exceed our revenues, prior to our reaching a breakeven point, will be approximately $1,470,000, which we term "negative carry" and we intend to set aside a working capital reserve from the proceeds of this offering in order to fund such negative carry. During the period from the completion of construction of ActivCare at Bressi Ranch through the closing of this offering we anticipate RAC Bressi will use the proceeds of a $600,000 loan from William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, are directors of our manager, to fund our negative carry. Assuming this offering closes on December 31, 2011, we have projected the maximum negative carry to be funded to be $464,000. Messrs. Chance, Moriarty and Moriarty made the loan to RAC Bressi as of October 18, 2011 and participate in the loan in the following percentages: William M. Chance – 42.13%, Daniel A. Moriarty – 42.1%, D. Kevin Moriarty – 15.74%. This loan is made on an unsecured basis and bears interest at 6% per annum. This loan will mature on the earlier of the date of the closing of this offering or June 30, 2012. Upon the closing of this offering, we intend to pay off the principal and all accrued interest the loan from Messrs. Chance, Moriarty and Moriarty from the general working capital reserve we will establish to fund the negative carry of ActivCare at Bressi Ranch. *See* "**ESTIMATED USE OF PROCEEDS**" and *see* ""**INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Funding of Negative Carry**."

Excluding the $600,000 loan from Messrs. Chance, Moriarty and Moriarty, and assuming that this offering closes by January 31, 2012, we have projected that we will not need to raise additional funds in the next six months, or during the 18 to 24 months we have projected it will take ~~Health Care Group~~ActivCare Living, Inc. to bring our facility to stabilized occupancy (91.25%). If this offering does not close by January 31, 2012, Messrs. Chance, Moriarty and Moriarty have agreed to fund our negative carry up to an additional $870,000 upon the same terms and conditions as their $600,000 loan to us.

We do not believe that we will have the ability to make distributions to our members during our first twelve months of operation because we do not anticipate achieving positive cash flow during such period. Additionally, prior to our being able to make distributions to you without our senior lender's consent, we must achieve and maintain a debt service coverage ratio of 1.25 to 1. *See* "**RISK FACTORS – Risks Related to Our Financing –** ***The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio of 1.25 to 1~~."~~, therefore you may not receive distributions until such time as we achieve and maintain the target debt service coverage ratio.***" Our debt service coverage ratio is calculated on a quarterly basis and equals our earnings before interest, taxes, depreciation and amortization (EBITDA) for such quarter divided by the debt service on our senior loan for such quarter. Based on the current interest rate climate, including the Federal Reserve's recent pledge to keep interest rates at their current levels through mid-2013, we believe that we will not be paying interest at more than the floor rates on our construction loan which are 5.25% during the construction period and 5.75% during the post-construction period during approximately the next two years. This results in monthly payments of $35,000 during our senior loan's construction period and $50,328 during the post-construction period in which we will make payments of principal and interest on a 25-year amortization schedule. At $35,000 per month and a 1.25 debt service coverage ratio, our EBITDA would need to be $43,750. However, as soon as we reach a 1.25 to 1 debt service coverage ratio, our senior loan will enter the post-construction period which will result in our interest rate increasing to at least 5.75% and the commencement of the payment of principal based on a 25-year amortization schedule. These changes would increase our monthly debt service to $50,328 (assuming our interest rate remained at 5.75%), and we would require an EBITDA of $62,910 in order to achieve a debt service coverage ratio of 1.25.

**Description of the Lease**

On or about August 1, 2010, Bressi Development entered into a lease with RAC Bressi wherein RAC Bressi leases from Bressi Development and Bressi Development leases to RAC Bressi the property and the to-be completed improvements. We have entered into this lease because the land and improvements forming our ActivCare at Bressi Ranch facility are owned by one of our prospective subsidiaries, Bressi Development, and operations are owned by our other prospective subsidiary, RAC Bressi. The ownership of the real property and the ownership of the operations are separate because Bressi Development is the borrower under our senior loan while RAC Bressi is not. We intend for the ownership of the real property to remain separate from the ownership of ActivCare at Bressi Ranch's operations because we expect that any lender with whom we would refinance our senior loan would require restrictions on distributions of the cash flow of its borrower (Bressi Development). Below is a description of the material terms of the lease.

| | |
|---|---|
| ***Lease Landlord*:** | Bressi Development LLC |
| ***Lease Tenant*:** | R.A.C. Bressi, LP |
| ***Leased Premises*:** | 2.5 acres of land that consists of our property and the improvements to be constructed thereon. |
| ***Ownership of Improvements*:** | During the term of the Lease and afterwards the improvements shall remain the property o the landlord, Bressi Development |

***Term***: 25 years from the commencement date

***Rent***: Rent shall commence being payable when the senior loan enters the post-construction period, and rent shall be equal to the monthly payments required under the terms of the senior loan and the subordinated loan, which we anticipate will be equal to $35,000 per month, if interest rates remain the same. Rent will increase if the monthly payments under our senior loan increase. If interest rates remain the same, when the post-construction period begins we expect our debt service, and therefore our rent, will equal $50,328 monthly. Our monthly payments under our senior loan will increase if interest rates increase and our rent payments will increase accordingly. *See* "~~**Description of Our Property**~~**DESCRIPTION OF OUR PROPERTY – Description of Our Senior Loan**".

The tenant shall also pay as additional rent all utilities, real estate taxes, personal property assessments, all insurance required by the senior loan.

***Renewal Option***: The Lease contains no Renewal Option for either the Landlord or the Tenant.

***Construction:*** Under the Lease, the landlord is required to construct the improvements to be built on the property in order to permit the tenant to operate our business.

***Repairs and Maintenance***: Tenant shall be solely responsibility for cleaning, repair and maintenance of the property and the improvements, including exterior walls, load bearing walls, roof and structural elements of the improvements.

***Casualty and Eminent Domain***: In the event of a casualty tenant is fully responsible for repairing and rebuilding the improvements. Rent under the Lease will not change or abate during any such rebuilding period. Tenant or landlord may terminate the Lease if the casualty occurs in the last three years of the Lease term or the costs of repair exceed 25% of the full replacement value of the improvements. Further in the event that insurance proceeds do not cover at least 80% of the rebuilding costs, either party may terminate the Lease. If any portion of the Property is taken by power of eminent domain, then the Lease shall terminate, and all proceeds from such taking shall be property of the landlord.

***Estoppel Certificate***: Each party shall execute an Estoppel Certificate within 5 days of a request by the other party.

***Insurance***: Tenant is responsible for maintaining insurance in compliance with the terms of the senior loan. The landlord shall be named as an additional insured.

***Hazardous Materials***: The landlord is responsible for any hazardous materials that may be found on the property, to the extent that the tenant is not responsible for such materials.

*Defaults*: The following shall constitute a default by the tenant under the Lease:

- The failure to pay when due any sums owed to the landlord under the Lease;
- The abandonment of the premises by the tenant;
- The failure of the tenant to do any of the actions required of it under the Lease;
- The tenant making an assignment for the benefit of creditors or the filing of a bankruptcy petition naming the tenant as a debtor, which petition is not dismissed within 60 days, the appointment of a receiver, or the judicial seizure of all or substantially all of the tenant's assets.

**Description of the Management Agreement**

We believe that it initially will be most cost effective to outsource the management and operation of ActivCare at Bressi Ranch to ~~Health Care Group.~~ActivCare Living, Inc.. Accordingly, our prospective subsidiary, RAC Bressi has entered into a management agreement with ActivCare Living, Inc. (f/k/a Health Care Group~~,~~), which agreement is enclosed on CD-ROM with this Offering Circular as Appendix D1. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Management Agreement**." Pursuant to this agreement, we will be obligated to pay ~~Health Care Group~~ActivCare Living, Inc. an annual fee equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations. The management fee is payable on the first of the month in advance, and to the extent that 5.0% of gross revenues from operations exceeds $18,000 for any given month, ~~Health Care Group~~ActivCare Living, Inc. is paid the difference at the end of such month. The term of the management agreement will be for 10 years from the date ActivCare at Bressi Ranch is placed in service, and the management agreement shall be extended for one-year terms prior to the end of the current terms unless either party gives the other written notice within 90 days' prior to the end of such term.

During the term of the management agreement, ~~Health Care Group~~ActivCare Living, Inc. will generally be responsible for operating ActivCare at Bressi Ranch on our behalf. ~~Health Care Group~~ActivCare Living, Inc. shall solely be responsible for the following duties: the hiring and firing of the personnel necessary to operate and maintain the Facility, establishing the rates and charges for the services provided by ActivCare at Bressi Ranch, negotiate with tenants and prospective tenants with respect to occupancy, the facilities, and their payment of rent. ~~Health Care Group's~~ActivCare Living, Inc.'s operation of ActivCare at Bressi Ranch must at all times substantially conform to an annual budget that they will provide, and we will approve. ~~Health Care Group~~ ActivCare Living, Inc. shall provide computer services to us at ActivCare at Bressi Ranch necessary for the operation of ActivCare at Bressi Ranch and shall maintain appropriate books and records on our behalf. ~~Health Care Group~~ActivCare Living, Inc. shall also negotiate with and engage contractors and suppliers if any improvements are needed to be made to ActivCare at Bressi Ranch. However, ~~Health Care Group~~ActivCare Living, Inc. shall be required to seek our prior consent before purchasing capital assets in excess of $10,000 at one time, or $25,000 during any calendar year that are not provided for in the approved annual budget. Finally, ~~Health Care Group~~ActivCare Living, Inc. shall maintain insurance coverage in compliance with the terms of the senior loan. ~~Health Care Group~~ActivCare Living, Inc. will pay on our behalf the operating expenses incurred in connection with their operation of ActivCare at Bressi Ranch. We shall be responsible to pay the operating expenses of ActivCare at Bressi Ranch if the funds from operations are insufficient to pay for all operating expenses. Messrs. Chance, Shetter and Moriarty and Ms. Barnard are the executive officers and directors of both ~~Health Care Group~~ActivCare Living, Inc. and Income Property Group, our manager. Therefore, the same individuals will be making decisions for ~~Health Care Group~~ActivCare Living, Inc. as will be making decisions for us.

Under the terms of the management agreement, we are granted a license by ~~Health Care Group~~ActivCare Living, Inc. to use the ActivCare® name, brand and materials in connection with the ownership, advertising and operation of ActivCare at Bressi Ranch. Such materials include the memory care techniques, program manuals and related trademarks associated with the ActivCare® brand. Further, we are obligated to use these materials in connection with the management and operation of ActivCare at Bressi Ranch. Accordingly, if the management agreement is terminated for any reason, so too is our license to use these materials, and we will be required to develop and employ other methods in connection with the operation of our business, or seek another third party management company who can operate the former ActivCare at Bressi Ranch in a similar manner.

~~Health Care Group~~ActivCare Living, Inc. is required by the management agreement to utilize its standard, developed management techniques to provide a high standard of resident care and operating efficiency during the term of the management agreement. If ~~Health Care Group~~ActivCare Living, Inc. fails to maintain the applicable government licenses or approvals for ActivCare at Bressi Ranch, or fails to perform its obligations under the management agreement, or fails to operate ActivCare at Bressi Ranch in compliance with the approved budget, we may terminate the management agreement "for cause" without waiting for the end of the current term.

**Description of ~~Health Care Group~~ActivCare Living, Inc. and its Services**

We have engaged ~~Health Care Group~~ActivCare Living, Inc. to operate ActivCare at Bressi Ranch on our behalf. ~~Health Care Group~~ActivCare Living, Inc. was formed in 1981 ~~and~~as Health Care Group, changing its name to ActivCare Living, Inc. in November 2011. It managed nine total senior housing and care communities through September 1, 2011, eight of which are located in California and one is located in Alabama. ~~Health Care Group~~ ActivCare Living, Inc. elected not to renew its management agreements relating to seven of the senior housing and care communities as of September 1, 2011 in order to focus on developing and managing freestanding memory care communities based on its ActivCare® program, such as ActivCare at Bressi Ranch. ~~Health Care Group~~ActivCare Living, Inc. has further determined that it is in its best interests to cease management of the facility in Alabama in order to focus on operations in southern California. Following the expiration of the management agreements relating to the above described seven facilities, and the cessation of management of the Alabama facility, ~~Health Care Group~~ActivCare Living, Inc. now operates only one facility excluding ours. The nine facilities that ~~Health Care Group~~ActivCare Living, Inc. managed through September 1, 2011 contained 1,946 beds, and the facility (excluding ours) that ~~Health Care Group~~ActivCare Living, Inc. currently manages contains 126 beds.

In 1988, ~~Health Care Group~~ActivCare Living, Inc. sponsored and began management of its first stand-alone, purpose-built, Memory Care community (which become the model for ActivCare®), where ~~Health Care Group~~ActivCare Living, Inc. developed its 24-hour residential services model to combine the benefits of day-time memory care facilities with 24-hour assisted living facilities. ~~Health Care Group~~ActivCare Living, Inc. has been a leader in the memory-care and the assisted living industry in California, and has sponsored legislation (SB 481 and SB 732) regarding the licensure of secured perimeter memory care facilities.

**Description of the Assisted Living Industry**

Our company's business, the operation of ActivCare at Bressi Ranch, is a part of an industry known as the assisted living industry. The term "assisted living facility" generally refers to a facility that provides housing, supportive services, personalized assistance with activities of daily living and healthcare to its residents, and such facilities are usually licensed, certified or registered by the state in which they operate. Seniors who choose assisted living receive assistance customized to their needs and benefits that enrich their lives and promotes independence and wellbeing. Most assisted living facilities are required to maintain available staff at all times to meet both scheduled and unscheduled needs.

***Demand***

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050). Over the next five years the fastest growing age group is expected to be the 65+ population. In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications of this increase on the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons. The larger number of elderly persons will also place greater pressure on the budget for the Medicare program and other government programs, such as Medicaid, which pays for about half the total costs of nursing home care.

The total projected expenditure for all services from the age of 65 years until death is $164,505. Of this amount, $105,342 is for Medicare plus cost sharing, $34,205 is for nursing home care not covered by Medicare, $11,428 is for home health care not covered by Medicare, $9,546 is for prescription drugs and $3,984 is for vision, dental care and durable medical equipment (see following table). Total expenditures from the age of 65 years until death rise substantially with longevity, from $31,181 for persons who die at the age of 65 years to over $200,000 for those who die at the age of 90 or older.

***New Construction Activity***

To meet this increase in demand for senior housing there has been an increase in construction of dwellings for individuals over the age of 65. The American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry identified a total of 2,035,303 existing units in the 100 largest metropolitan areas of the country, and of those, 41,040 senior apartments, assisted living units, independent living units, dementia care units and nursing care units are under construction. The 2009 report identified 420 new or expanding senior housing properties under construction containing 41,040 units/beds. These numbers reflect construction activity within freestanding, combined and continuing care retirement community properties.

The senior properties tracked include a small number of HUD Section 202 properties and other types of affordable properties, in addition to market rate rental senior apartments. The number of senior housing units under construction in 2009 (420) is less than was being constructed in 2008 (461) and lower than the survey's peak year (1998) in which 614 senior housing properties were reported to be under construction. Including the units in expansions to existing properties, senior apartments account for 27% of all senior housing units under construction. There are 12,656 new independent living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, independent living units account for 31% of all senior housing units under construction. There are 7,793 new assisted living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, assisted living units account for 19% of all senior housing units under construction. There are 2,810 new dementia care units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, dementia care units account for 7% of all senior housing units under construction. Data collected in 2009 reveals that independent living units represent 31% of the total national sample of seniors housing units under construction, followed by senior apartment units (27%), assisted living units (19%) and dementia care units (7%). The balance is comprised of nursing care units (16%).

***California Regulatory Overview***

*The following summary describes material provisions of California law related to the operation of a senior assisted living facility in the state of California, but it is not an exhaustive or complete descriptions of California's laws related to the operation of a senior assisted living facility such as ActivCare at Bressi Ranch.*

Because our company's ActivCare at Bressi Ranch facility will be located in the state of California, we will be required to comply with California state laws, regulations and licensing procedures regarding the ownership and operation of an assisted living facility. The Department of Social Services, Community Care Licensing Division licenses assisted living facilities and adult day care centers in California. Senior assisted living facilities, such as the anticipated ActivCare at Bressi Ranch Facility, are licensed as Residential Care Facilities for the Elderly ("RCFE"). Two new laws enhancing resident protection took effect in 2009. The first, Health and Safety (H&S) Code Section 1569.658 requires licensees annually to disclose rate increases from the previous three years of operations to prospective residents. The second, H&S Code Section 1569.695 requires licensees to establish plans for sheltering residents for up to 72 hours in the event of an emergency or disaster. In addition, the State of California does not offer its residents or those that provide senior living facilities any waivers or reimbursements that would allow the residents or providers to obtain reimbursements for the costs and expenses associated with residing in a facility like ActivCare at Bressi Ranch from federal or state health programs, such as Medicare or Medicaid. Accordingly, our residents will be solely responsible for paying their expenses in connection with residing at ActivCare at Bressi Ranch.

An RCFE is a housing arrangement chosen voluntarily where 75% of the residents are 60 years of age or older and where varying levels of care and supervision are provided, as agreed to at the time of admission or as determined at subsequent times of reappraisal. Younger residents must have needs compatible with other residents. An admission agreement must be completed prior to a resident being accepted. The agreement must include available basic and optional services, service rates, payment provisions and refund conditions. Written notice must be given to a resident 60 days prior to any basic rate change. Admission agreements should also disclose:

- A comprehensive description of any items and services provided under a single fee;
- A description and schedule of all items and services not included in the single fee;
- A description of any preadmission fee (a licensee cannot require a preadmission fee from a recipient under the State Supplementary Program for the Aged, Blind and Disabled);
- An explanation for the use of third-party services;
- A comprehensive description of billing and payment policies and procedures;
- Conditions under which rates may be increased;
- Policy concerning family visits and refunds; and

- Conditions under which the agreement may be terminated.

The agreement should also include eviction policies and procedures and information about the facility's closure plan in the event of a closure.

*Scope of Care*

An RCFE may provide assistance with activities of daily living, observation and reassessment, postural support that can be released by the resident, and other types of care as well as other incidental medical services. These incidental medical services include administration of oxygen, catheter care, colostomy/ileostomy care, contractures, diabetes, enemas/suppositories, incontinence, injections, intermittent positive pressure breath machine, Stage I and II dermal ulcers and wound care. Health-related conditions specified in regulations can be cared for as long as the applicable RCFE regulations are followed and those procedures and services requiring a nurse or physical therapist are provided by the appropriately skilled professional. Terminally ill residents may remain in the facility and receive services from a hospice agency. The facility staff, however, is still prohibited from providing any care beyond that allowed within the parameters of the RCFE license.

There are several residential requirements that exist for the benefit of both the facility and the residents. Residents may not be admitted if they have active communicable tuberculosis; require 24-hour skilled nursing or intermediate care; have a mental disorder resulting in ongoing behavior that would upset the general resident group; would require a greater amount of care and supervision than the other residents; or cannot generally benefit from the program services available at the facility. Residents must be assessed prior to move-in, however, there is no standardized form required. Residents diagnosed by a physician as having dementia may be admitted if certain requirements are met, including an annual medical assessment, adequate supervision, enhanced physical plant safety requirements (including a secure perimeter) and an appropriate activity program. A 30-day notice may be issued by the facility for: nonpayment of the basic services within 10 days of the due date; failure to comply with the state or local law; failure to comply with general facility policies; the resident is no longer appropriate for the facility and level of care; or if there is change in the use of the facility. If evidence supports that a resident is a threat to himself or others, a three-day eviction notice may be granted.

*Facility Requirements*

The California regulations allow for private or semiprivate resident rooms, which must be of sufficient size to allow for easy passage of the resident and equipment. A maximum of two residents is allowed per resident room. Private and shared toilets, bathing and lavatory facilities are permitted. There must be at least one toilet and washbasin per six persons and one bathtub or shower for each 10 persons including residents, family and facility dwelling staff. Prior to being licensed, each facility must secure and maintain an appropriate facility fire clearance approved by the fire authority have jurisdiction.

For residents having dementia, use of egress alert devices, delayed egress and locked facility doors and perimeters are allowed if specified additional requirements are met. Delayed egress and locked doors/perimeters require special fire clearances, and are only allowed with approval from state regulators. Resident and/or responsible person consent is required prior to use of delayed egress devices or locked facility doors.

*Staffing Requirements*

In RCFEs caring for 16 or more residents, there must be awake night staff. In facilities with dementia residents, there must be an adequate number of direct care staff to support each resident's physical, social, emotional, safety and health care needs as identified at time of admission or reassessment. A site administrator must complete a 40-hour initial Certification Training Program from one of the department's approved training vendors and pass a written test. Nursing home administrators must complete 12 of the 40 hours in areas of laws and regulations, use and misuse of medication, and resident admission, retention and assessment procedures if they possess a valid Nursing Home Administrator license. Nursing home administrators with a current and valid administrator's license are exempt from taking the test administered by the department.

To administer a facility licensed for 16 or more residents, an administrator must have specified college or continuing education credits and must have at least one year's experience providing residential care to the elderly. All employees in facilities of 16 or more residents must complete 16 hours of initial training, including eight hours of shadowing training. Direct care staff must pass an exam and complete additional training per 12-month period. Facilities must retain documentation that proves a consultant pharmacist or nurse has reviewed the facility's medication program and procedures at least twice a year.

All staff who assist residents with personal activities of daily living must receive at least 10 hours of training within the first four weeks of employment and at least four hours annually thereafter. Staff providing direct care to residents must complete a first aid course by such agencies as the Red Cross and each RCFE shall provide training in recognizing and reporting elder and dependent adult abuse. Prior to admission of a resident with a restricted health condition, the licensee shall ensure that facility staff who will participate in meeting the resident's specialized care needs complete training provided by a licensed professional to meet those needs, which should include hands-on instruction in general procedures and resident-specific procedures.

Administrators must complete 40 hours of continuing education units every two years in areas related to any of the uniform core knowledge areas and must include eight hours in Alzheimer's disease and dementia training. Administrators that hold a current license are only required to complete 20 of the 40 hours of continuing education.

***Regional Analysis***

ActivCare at Bressi Ranch will be located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is a premium and, thus, real estate is expensive even by southern California standards. The annual *Forbes Magazine*, which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years, the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the 75 and older population in the U.S. grew 13.7% and is expected to grow 7.7% over the next five years. From 2000 to 2009, the 75 and older population in San Diego County grew 13.0% and is expected to grow 2.4% over the next five years. During the same period, the 75 and older population in Carlsbad grew 33.1% and is expected to grow 5.9% over the next five years. Over the next five years, the 75 and older population is projected to increase by 426 in Carlsbad and increase by 4,223 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the 85 and older population in the U.S. grew 35.4% and is expected to grow 13.5% over the next five years. From 2000 to 2009, the 85 and older population in San Diego County grew 49.2% and is expected to grow 11.6% over the next five years. During the same period, the 85 and older population in Carlsbad grew 88.4% and is expected to grow 19.7% over the next five years. Over the next five years, the 85 and older population is projected to increase by 419 in Carlsbad and increase by 6,296 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the households in the U.S. grew 9.3% and are expected to grow 5.2% over the next five years. From 2000 to 2009, the number of households in San Diego County grew 8.4% and is expected to grow 5.9% over the next five years. During the same period, the number of households in Carlsbad grew 26.5% and is expected to grow 12.1% over the next five years. Over the next five years, the number of households is projected to increase by 4,828 in Carlsbad and increase by 63,252 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the household size in the U.S. declined 0.3% and is expected to decline 0.1% over the next five years. From 2000 to 2009, the household size in San Diego County grew 0.5% and is expected to grow 0.1% over the next five years. During the same period, the household size in Carlsbad grew 0.6% and is expected to grow 0.1% over the next five years. *Source: Valuation and Information Group.*

Population is expected to increase in the city, county and nation over the next five years. The 75-plus population is expected to increase slightly in the city and county over the next five years. Average and median incomes are expected to increase in the city, county and nation over the next five years. Based upon the increase in the overall population in the city and county, the slight increase in the 75-plus population in the county, coupled with income gains, we believe demand for our assisted living services will increase. *Source: Valuation and Information Group.*

ActivCare at Bressi Ranch is located in a newly developed, growing planned community in the well-developed suburban community of Carlsbad. Its primary competitors will be located in Carlsbad and the neighboring cities of Vista, San Marcos and Encinitas. Based on a market analysis performed on behalf of our manager by Valuation & Information Group, residents of this north county area do not generally travel to urban San Diego in search of retirement living, nor does the reverse generally occur. Areas north and east of Carlsbad are sparsely populated for many miles. The area directly north of ActivCare at Bressi Ranch, which extends to the southern border of Oceanside, is undeveloped and mountainous. Therefore, the northern border of the primary market area, or PMA, from which ActivCare at Bressi Ranch is expected to draw most of its residents is defined as the southern edge of Oceanside due to the fact that residents must travel west or east around this mountainous area in order to access our area. The southern border of the PMA is defined as the southern edge of Carlsbad. The eastern border is Highway 78 and Rancho Santa Fe Road, which run along the north side of undeveloped mountainous terrain. The western border is the Pacific Ocean. The secondary market area, which is the area from which it is expected that we will draw the remainder of our residents, is considered to be the remainder of metropolitan San Diego.

***Primary Competitors***

Within the primary market area there are six operating competitors that offer assisted living/memory care services. The market study defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas. The secondary market area is the area from which the remainder of the intended residents will be drawn, which the market study defines as the balance of the San Diego Metropolitan Area. Our primary competitors have, in the aggregate 545 beds, which as of the date of the market study, were 97.3% occupied. The specific memory-care beds offered by our competitors were 99.3% occupied. Our intended rates for services will generally be similar to those of our competitors; however, our highest rates will be higher than the highest rates charged by our competitors, and our lowest rates will also be higher than the lowest of our competitor's rates. However, we believe that because our rates are all-inclusive that overall our rates will be generally lower than the sum of the rates charged by our competitors for similar services. *Source: Valuation and Information Group.*

All of our competitors provide the same basic services that will be included in our basic rate. Specifically, these services include: meals, housekeeping, linen service, transportation services, utilities, maintenance, structured activities and social services. In addition, they all also provide medication management and all but one provide secured Alzheimer's housing. Like us, each competitor expects its residents to pay individually for their services, and none rely on social security, Medicare or Medicaid for reimbursement of their services. Our residents will be required to independently pay our rates and will not be entitled to rely on government assistance programs because the State of California does not offer its residents (or its senior living providers) waivers or reimbursements from federal or state health programs, such as Medicare or Medicaid. The main difference between us and our competitors (besides the ActivCare® specific program) is that we offer an all-inclusive plan, while our competitors generally offer only an a la carte rate structure. We believe that the all-inclusive rate structure is beneficial because it allows residents and their guardians to better budget for living expenses.

The market study indicated that the demand for assisted living/memory care facilities would increase over the next several years because the overall population was expected to increase during that timeframe and the percentage of the population that was over the age of 65 was also expected to increase, which we expect to result in an increase demand for assisted living/memory care facilities. *Source: Valuation and Information Group.*

## DESCRIPTION OF OUR PROPERTY

### General

The land upon which ActivCare at Bressi Ranch is constructed consists of a 2.5 acre unimproved parcel of land within a master-planned community known as "Bressi Ranch" located in Carlsbad, San Diego County, California, or the Property. The Property was acquired by Bressi Holding from a third-party seller in December of 2004 for $550,384.98. In October of 2008, Bressi Holding submitted project development plans to the City of

Carlsbad, or the City, for a residential memory care facility to be constructed on the Property. The City approved a Conditional Use Permit for the project development plans in June of 2009. Construction of ActivCare at Bressi Ranch was completed as of October 14, 2011.

The Property is physically situated in the southwest quadrant of the intersection of Nygaard Street and Town Garden Road in Carlsbad, California. The Property is bound to the north by Town Garden Road and across from a condominium complex. To the northeast of the Property is the Bressi Village shopping center. The south of the Property is bound by Paradise Road, across which are single-family homes. The east of the Property is bound by Nygaard Street, across which is a park. To the west of the Property is Cottage Drive, across which are single-family homes.

A Phase I environmental assessment of the Property was prepared in July of 2009, or the 2009 Phase I, with respect to a proposed mortgage loan on the Property. The 2009 Phase I was conducted in accordance with ASTM Practice E 1527-05 and with portions of the U.S. Department of Housing and Urban Development Multifamily Accelerated Processing Guide, Chapter 9. The purpose of the study was to identify if any recognized environmental conditions, or REC's, existed at the Property, which means the preparer was looking to identify the presence or likely presence of any hazardous substances or petroleum products on the Property under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances or petroleum products into structures on the Property or into the ground, ground water or surface water of the Property. The 2009 Phase I report concluded that no evidence of REC's was identified at the Property. The only de minimis condition identified at the Property, meaning a condition which generally does not present a threat to human health or the environment and that generally would not be the subject of an environmental enforcement action, was a trench plate located at the southwest portion of the Property that was reportedly left behind from previous residential construction activity in the area. The report also noted that no evidence of the disposal of hazardous substances or petroleum products was observed on the Property.

Bressi Ranch is located approximately four miles east of downtown Carlsbad, California, and is a master-planned, mixed-use community featuring eight residential neighborhoods and approximately two million square feet of planned commercial and industrial space in campus-style office parks. Bressi Ranch also features 187 acres of dedicated natural open space in eight distinct parks. The area is served by the Carlsbad Unified School District and the private Pacific Ridge School. Bressi Ranch has a community center known as "The Village Club", which is a Monterey-Bay design containing an Olympic-sized lap swimming pool, a spa, a wading pool, outdoor fireplaces and barbeque areas, a kitchen area and event space. The community also features various restaurants and shopping in an area known as "Bressi Village".

**ActivCare at Bressi Ranch**

ActivCare at Bressi Ranch consists of a 50-unit, 80 accommodation (beds), single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services. The building has four wings with unique accommodations. One wing is designed to accommodate residents with mild cognitive impairment. These residents need a programmed environment but do not need a secured perimeter, as they do not have a propensity to wander. Two of the four wings are dedicated to the ActivCare® program, a proprietary care and activity program designed and owned by ~~Health Care Group,~~ActivCare Living, Inc., for those residents with Alzheimer's disease and other dementia related disorders. These residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.

The fourth wing of the building is the ActivCare® Plus area, another proprietary care program designed by ~~Health Care Group,~~ActivCare Living, Inc., which is dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well-being. These residents have become transfer and wheelchair dependent, and the ActivCare® program is modified to meet their needs based upon their diminished physical capacity. Comprehensively, ActivCare at Bressi Ranch is designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow ~~Health Care Group~~ActivCare Living, Inc. to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.

The goals of the ActivCare® program are to provide its residents with comfort and a feeling of community, while providing the residents with the level of care they require, which is based on their level of cognitive functioning and impairment. The ActivCare® program is designed to provide compassionate care and promote self-esteem by providing residents with a structured, daily routine of therapeutic activity programs, which we believe (and research has demonstrated) restores feelings of usefulness and sociability to individuals that would otherwise become frustrated and withdrawn as their level of functioning deteriorates. The types of activities offered at ActivCare® include memory-exercising activities, creative workshops, and interactive indoor and outdoor pursuits. The ActivCare® program also involves social activities on a regular basis that involve family and friends of the residents.

ActivCare at Bressi Ranch is licensed by the State of California as a Residential Care Facility for the Elderly, or RCFE, and all units in the building are licensed to permit the delivery of non-ambulatory assisted living/memory care services along with an expanded plan of operation that addresses the level of care needed by residents with dementia that permits us to house residents with dementia. This licensure permits residents to receive any level of memory care services, depending on their needs, without having to relocate within the building. Further, we will require of each potential resident, prior to admittance, a current physician's report as well as an assessment by a member of the manager's staff to assess the individual's level of functioning and help us tailor a program to suit that person's needs. We received our RCFE license from the State of California Department of Social Services on November 4, 2011.

We generally intend to enter into resident agreements providing individuals a room or a bed, in addition to other services, on a monthly basis, which resident agreements will automatically renew for an additional month unless the resident provides 30-days' notice prior to moving out. We expect residents to pay us directly for our services, and we will not bill a third-party (i.e., an insurance provider, or Medicare) for reimbursement. However, residents will be able to seek reimbursement independently, but they shall remain solely responsible for the payment of their bill.

**Summary of Market Study**

A market study of a proposed assisted-living facility at the site of our facility, was prepared by Valuation & Information Group, and dated as of July 10, 2009. This market study is enclosed with this offering circular on CD-ROM as Appendix G1. The purpose of the market study was to provide an opinion on the feasibility, as of July 6, 2009, for an assisted-living facility at the site of our ActivCare at Bressi Ranch facility. Valuation & Information Group's opinion was based upon (i) current and projected demographics and income information regarding the proposed facility's primary market area, as determined by Valuation & Information Group, (ii) the projected size of the proposed facility and projected rates for accommodations as provided at the time by ~~Health Care Group,~~ActivCare Living, Inc., and (iii) what Valuation & Information Group considered to be potential competition for our facility in our primary market area. Valuation & Information Group was of the opinion that there was sufficient demand to support the proposed assisted living facility, at the site of our facility, as of July 6, 2009. Valuation & Information Group also projected a stabilized occupancy rate of 95% for the proposed facility, and projected a period of 3.2 months to stabilization with respect to the assisted-living beds in the proposed facility and 12.9 months to stabilization for the memory care beds in the proposed facility. **Valuation & Information Group's conclusions and projections in the market study speak only as of July 10, 2009, and have not been updated or reaffirmed since such date. The market study is based in part on certain information provided by ~~Health Care Group,~~ActivCare Living, Inc., in particular the projected size of the facility and rates to be charged to patients, which was not independently verified by Valuation & Information Group. ~~To~~ Except for the projected size of the facility and projected rates provided to Valuation & Information by ActivCare Living, Inc. for use in preparing the market study, to the extent that the market study contains future projections related to the Company or its operations, these are solely the projections of Valuation & Information Group and are not the projections of our management. The market study is made subject to several assumptions and limiting conditions by Valuation & Information Group, and you should read the section entitled "Statement of Facts and Limiting Conditions" in the market study.**

**Summary of Appraisal**

An appraisal of our proposed facility was prepared by Valuation & Information Group, and dated as of February 8, 2010. This appraisal is enclosed with this offering circular on CD-ROM as Appendix G2. The purpose of the appraisal was to estimate the value of the proposed facility upon completion of construction and upon stabilization of occupancy. The appraiser used three separate valuation methods, the cost approach, the sales comparison approach and the income capitalization approach. The appraiser used the sales comparison approach to determine the value of the land upon which our facility is built to be $2,940,000 as of January 27, 2010. Valuation & Information Group used the income capitalization approach to estimate the as completed (but unoccupied) value of the proposed facility at $12,150,000, as of February 1, 2011. Finally, Valuation & Information Group used a combination of the sales comparison approach, the cost approach and the income capitalization approach to estimate the stabilized value of the proposed facility, as of February 1, 2012, to be $13,200,000.

Valuation & Information Group considered the income capitalization approach the best indicator of the value of the proposed facility. In using the income capitalization approach, the appraiser first estimated the proposed facility's net operating income (NOI) at stabilization as $1,315,813. To produce this estimate, Valuation & Information Group relied upon a stabilized operating budget it created using its estimated stabilized occupancy rate, as well as the projected number of beds, types and rates per bed previously provided by ~~Health Care Group.~~ActivCare Living, Inc.. Valuation & Information Group also projected operating expenses at stabilization of the facility, based in part on projections provided at the time by ~~Health Care Group,~~ActivCare Living, Inc., that were then revised by the appraiser based on its own analysis of operating data at facilities it determined to be competitive with our own. Then, in order to process the estimated operating cash flow into a value of the proposed facility, Valuation & Information Group determined a capitalization rate of 10.0% by assessing the capitalization rates of similar recent sales in light of the current market conditions. Finally, the projected NOI was multiplied by the capitalization rate to produce an estimated value under the income capitalization approach of $13,158,131.

**Valuation & Information's Group's conclusions and valuations in the appraisal speak only as of the date of the appraisal, and have not been updated or reaffirmed since such date. The projected financial or operating information prepared by, or provided to, Valuation & Information Group and presented in the appraisal are not- our management's projections of our economic performance or our operating expenses for our facility, and should not be viewed as such. The appraisal is made subject to several assumptions and limiting conditions by Valuation & Information Group, and you should read the section entitled "Statement of Facts and Limiting Conditions" in the appraisal.**

**Loans and other Encumbrances**

***Loans***

Our Property is encumbered by the first position lien of our senior lender and by the second position lien of our subordinated lenders. *See* "**DESCRIPTION OF OUR BUSINESS – ~~Construction and~~ Description of our Construction Financing~~ — *Description of our Senior Loan*~~**" for a more detailed description of our senior loan and *see* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Land Purchase and Subordinated Debt – *Description of our ~~Senior~~Subordinated Loan***" for a more detailed description of our subordinated loan. Our senior loan has a maximum principal amount of $8,000,000 with an outstanding balance of $7,402,950.31 as of November 1, 2011, which balance is expected to increase to $7,953,887.41 as of the date of funding of our most recent draw request made on November 11, 2011. Our senior loan will remain outstanding following the closing of this offering. Our subordinated loan had an original principal amount of $1,563,000 and is expected to be paid off, and our subordinated lenders' lien released, as of the closing of this offering. The anticipated payoff amount for our subordinated loan is $1,685,000 assuming this offering closes as of December 31, 2011.

***Other encumbrances affecting our Property***

Our Property is subject to various agreements, including easements and restrictive covenants entered into by us or by predecessors-in-interest which run with the land and continue to affect our property while we continue to own it and operate ActivCare at Bressi Ranch on it. These are agreements with which we must comply and ensure that ~~Health Care Group~~ActivCare Living, Inc. complies with while it manages and operates ActivCare at Bressi Ranch on our behalf. The following are summaries of these agreements that we believe are most significant to Class A Members:

(a) Our Property lies within Community Facilities District No. 3 of the Carlsbad Unified School District and accordingly, we will pay a special assessment each year that is allocated to fund certain educational costs within the Carlsbad Unified School District.

(b) Our Property is subject to certain indemnity agreements in favor of the City of Carlsbad that relate to the development of our Property. Specifically, as the owner of our Property we have agreed to hold the City of Carlsbad harmless in connection with any claims that may arise with respect to water drainage or certain geological failures that may affect our Property.

(c) Our Property is subject to a declaration of covenants and restrictions that requires us to develop ActivCare at Bressi Ranch in conformance with the overall Bressi Ranch development guidelines. Further, we are required to complete construction within fifteen months of construction commencement. Upon issuance of a certificate of occupancy for ActivCare at Bressi Ranch we are entitled to have this encumbrance released from our Property. We received our certificate of occupancy on November 7, 2011.

(d) Our Property is subject to an option agreement in favor of Bressi Gardenlane, LLC, a Delaware limited liability company, which is the developer of the overall Bressi Ranch development. The option agreement would permit Bressi Gardenlane, LLC to acquire our Property in certain circumstances, but this agreement is terminated upon issuance of a certificate of occupancy for ActivCare at Bressi Ranch. We received our certificate of occupancy on November 7, 2011.

(e) Use of our Property is restricted by a Conditional Use Permit, which was issued by the City of Carlsbad, and a memorandum of which is recorded against the Property. Specifically, our use of our Property must comply with the conditional use permit, which permits us to use the Property as an assisted living facility.

(f) Our Property is subject to an agreement that requires that we use best management practices with respect to possible storm water runoff during our construction process to ensure that we do not contaminate the storm drains with construction debris.

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# MANAGEMENT

## Manager

Our company is a manager-managed limited liability company, therefore, we do not have a Board of Directors, or executive officers. Rather, our day-to-day affairs are controlled by our manager, Income Property Group. Income Property Group has the sole power to manage our company's day-to-day affairs and may bind our company to contracts. *See* "**DESCRIPTION OF SECURITIES OFFERING – Description of our Operating Agreement.**" Income Property Group unilaterally controls our management, subject to the rights of the Class A Members to consent, as a group, to certain major decisions, as more fully described below in "**- Major Decision Rights**." Income Property Group does not receive compensation for acting as our manager. The business address of Income Property Group's offices is 9619 Chesapeake Drive, Suite 103, San Diego, California 92123. Income Property Group provides corporate management for other entities owning memory care facilities, similar to ActivCare at Bressi Ranch, but none of the facilities owned by entities for which our manager provides corporate management are expected to compete with ActivCare at Bressi Ranch for residents because they are located outside our target area for drawing our residents. In addition, ~~Health Care Group~~ActivCare Living, Inc. currently manages one other senior living facility, which also uses the ActivCare® program, but this facility is not expected to compete with ActivCare at Bressi Ranch because it is located outside our target area for drawing our residents.

We will rely on the officers and directors of Income Property Group to manage our business. W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter are the executive officers and directors of Income Property Group and each of them beneficially owns 25% of the issued and outstanding stock of Income Property Group. The executive officers and directors of Income Property Group will not be paid any salary or benefits by us; however each of the four executive officers and directors of Income Property Group received Class C membership interests and Class C limited partnership interests in Bressi Development and RAC Bressi, as applicable, in return for the services to be performed by them for such entities.

### *Remuneration of Executive Officers and Directors of Income Property Group*

Pursuant to the reorganization agreement we have entered into, the executive officers and directors of Income Property Group have agreed to exchange such Class C interests in our prospective subsidiaries for Class B Incentive Units of membership interest in us. These Class B Incentive Units have all of the rights and privileges of Class B Units; however, they are subject to vesting requirements as set forth in our operating agreement. Those vesting requirements provide that in the event that a Class B Member holding Class B Incentive Units is no longer providing services directly or indirectly to us (such as an executive officer or director of Income Property Group or ~~Health Care Group),~~ActivCare Living, Inc.), and such termination of services occurs before the "project stabilization date" (as hereinafter defined) for ActivCare at Bressi Ranch, the Class B Incentive Units held by such member shall be forfeited and the percentage interests in our Class B membership interests held by the other Class B Members shall be adjusted proportionately. For purposes of the foregoing, (i) the "project stabilization date" shall be the date on which our ratio of (a) earnings before interest, taxes depreciation and amortization to (b) "debt service" equals or exceeds 1.25 to 1, and (ii) "debt service" shall mean our aggregate interest expense, and that of Bressi Development LLC and R.A.C. Bressi, LP plus the current portion of any long-term debt, bonds and capital leases of any of such companies, as determined for the 12-month period ending on the last day of the calendar month during which the applicable Class B Member is no longer providing services directly or indirectly to us.

| Name | Capacity | Remuneration |
|---|---|---|
| W. Major Chance[1] | Chief Executive Officer, President, and Director | 312.5 Class B Incentive Units |
| B. Renee Barnard[2] | Executive Vice President and Director | 312.5 Class B Incentive Units |
| D. Kevin Moriarty[3] | Executive Vice President – Construction, Secretary and Treasurer, and Director | 312.5 Class B Incentive Units |
| Todd A. Shetter[4] | Executive Vice President – Marketing and Director | 312.5 Class B Incentive Units |

[1] Mr. Chance owns his Class B Incentive Units as William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended.
[2] Ms. Barnard owns her Class B Incentive Units as B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000.
[3] Mr. Moriarty owns his Class B Incentive Units as D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended.

[4] Mr. Shetter owns his Class B Incentive Units as Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999.

***Biographical Information***

Biographical information regarding the officers and directors of Income Property Group is set forth below.

| Name | Age | Position |
|---|---|---|
| W. Major Chance | 66 | Chief Executive Officer, President and Director |
| B. Renee Barnard | 60 | Executive Vice President and Director |
| D. Kevin Moriarty | 50 | Executive Vice President - Construction, Secretary and Treasurer, and Director |
| Todd A. Shetter | 46 | Executive Vice President – Marketing and Director |

**W. Major Chance** serves as the Chairman of the Board of Directors and Chief Executive Officer of ~~Health Care Group~~ActivCare Living, Inc. and as President, Chief Executive Officer and director of Income Property Group. He graduated from San Diego State University in 1969 with a degree in Finance and began work with Medical Growth Industries managing lending relationships and development expansion. In 1974 Mr. Chance created a partnership whose primary business was originating commercial loans as a mortgage banker/broker, which would evolve into Income Property Group in 1982. Through the balance of the 1970s Mr. Chance structured and managed the successful development of numerous retail, multi-family, office, industrial, and recreational projects. In 1982, he developed the 552-slip and 237-space Chula Vista Marina and RV Resort, in Chula Vista, CA, and still owns and manages it to this day.

In 1979, Mr. Chance acquired his first senior housing property, a skilled nursing facility in Orange County, CA, and soon thereafter formed ~~Health Care Group~~ActivCare Living, Inc. to serve as its operator/manager. Throughout the 1980's and 1990's, Mr. Chance directed the expansion of ~~Health Care Group's~~ActivCare Living, Inc.'s senior housing portfolio through the formation of various partnerships utilized to acquire and/or develop numerous projects, to include: Las Villas de Carlsbad Retirement Community in Carlsbad, CA; Las Villas del Norte Retirement Community in Escondido, CA; Rancho Vista Retirement Community in Vista, CA; Grossmont Gardens Retirement Community and ActivCare at La Mesa in La Mesa, CA; ActivCare at Point Loma in San Diego, CA; Mount Royal Towers Retirement Community in Birmingham, AL; Mountview Retirement Community in Montrose, CA; and ActivCare at Brittany House in Long Beach, CA. Through affiliated entities, ~~Health Care Group~~ActivCare Living, Inc. also developed or acquired a significant number of other senior housing projects over that time that have subsequently been sold to other operators. These projects have covered the entire range of the senior housing spectrum, including free-standing skilled nursing facilities, independent and assisted living facilities, dementia-care facilities, as well as multi-level campuses containing all of the above levels of care.

Throughout the 36-year history of Income Property Group and ~~Health Care Group,~~ActivCare Living, Inc., Mr. Chance has coordinated all the finance, development, and management activities of the company, focusing on the strategic direction of the company and maximizing the efficient implementation of the firm's available assets. In the late 1980's he recognized that the traditional nursing home was not the appropriate platform for caring for residents with dementia including Alzheimer's disease. He was instrumental in securing legislative and regulatory approval to allow an RCFE to have a secured perimeter and accept and retain residents with a dementia diagnosis. Mr. Chance has established and maintained all the significant lending relationships for the firm and has coordinated all of the company's financing activities, to include construction loans, permanent financing, and refinancing of its assets. Mr. Chance served on the board of the San Diego Alzheimer's Association from June 1989 to September 2002, and was its Chairman from 1992 to 1997. He was also one of the original board members of the California Assisted Living Association (CALA) from August 1997 to December 2006. He has also been a member of Young Presidents Organization/World Presidents Organization for the last 25 + years.

**B. Renee Barnard** serves as the President and Chief Financial Officer of ~~Health Care Group~~ActivCare Living, Inc. and is a member of the Board of Directors. She is also an Executive Vice President and director of Income Property Group. Ms. Barnard graduated from Oklahoma State University in 1980 with a degree in Computer Science. She has over 20 years experience in senior housing and health care, and prior to her current role, she served as the Chief Operating Officer for ~~Health Care Group~~ActivCare Living, Inc. for 10 years and is a licensed Nursing Home and Residential Care Facility Administrator. In Ms. Barnard's previous role she was one of the chief architects of the ActivCare® program development and served on the State of California Governor's Alzheimer's Advisory Board. As Past Chair she remains active in the Assisted Living Association of Alabama currently serving as Treasurer and Secretary. Ms. Barnard has been responsible for overseeing all aspects of the ongoing operation of the company's senior housing properties, including nursing, food service, resident care, marketing, maintenance, accounting, human resources, and information technologies.

**D. Kevin Moriarty** serves as the Vice President of Development of ~~Health Care Group~~ActivCare Living, Inc. and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Moriarty graduated from Arizona State University in 1985 with a degree in Construction Engineering and has over 25 years experience in the real estate and development industry. Since 1992, he has coordinated the development efforts for the company with the CEO, overseeing site selection, feasibility analysis, project configuration, conceptual design, governmental approvals, and construction document preparation and permitting. He is also responsible for the creation of project development budgets and schedules, selection and supervision of general contractors, and final project delivery. Mr. Moriarty also works extensively with the President and COO in the ongoing maintenance and capital improvement projects within the existing portfolio of the company, overseeing all significant remodeling, upgrades or physical plant modifications due to program changes. Mr. Moriarty is licensed in the State of California as a Real Estate Broker and a General Contractor.

**Todd A. Shetter** serves as the Chief Operating Officer of ~~Health Care Group~~ActivCare Living, Inc. and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Shetter graduated from Colorado State University in 1987 with a degree in Public Relations from the School of Journalism. He has over 20 years experience in the senior housing and health care industry, and prior to his current role, he served as the Vice President of Marketing for ~~Health Care Group~~ActivCare Living, Inc. for over 10 years. He is a licensed Nursing Home and Residential Care Facility Administrator, and has successfully served as an Administrator/Executive Director at a number of multi-level retirement communities over the course of his career with ~~Health Care Group.~~ActivCare Living, Inc.. Mr. Shetter has served on the Board of Directors of Senior Community Centers of San Diego, and is a past Board Member of the George G. Glenner Alzheimer's Family Centers. Mr. Shetter is a board member of CALA and is the chair of CALA's Public Policy Committee. In his role as COO, Mr. Shetter is responsible for overseeing all aspects of the day-to-day operation of the company's senior housing communities, with a specific focus on their marketing efforts.

**Major Decision Rights**

Although Income Property Group, our manager, will have the sole authority to manage our business and to bind our company, the Class A Members, and our members as a whole, will have the right to consent to certain actions we term "major decisions." Approval of the Class A Members holding a majority of the Offered Units, and approval of the members holding a majority of our aggregate membership interests, will be required before we may take any of the following actions:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries;
(vi) Dissolving, liquidating or terminating our company.

**Fiduciary Duties and Indemnification**

Our manager shall owe fiduciary duties to our company and our members in the manner prescribed in the Beverly-Killea Limited Liability Company Act and applicable case law. Our manager has agreed to use its commercially reasonable efforts to carry out the objectives and purposes of our company and to cause its affiliates to devote to such objectives and purposes such of their time, skill and attention during normal business hours as our manager deems necessary or desirable; provided, however, that nothing precludes our manager or any affiliate of our manager or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any other member shall have any right to participate in any manner in any profits or income earned or derived by our manager or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our manager, any affiliate of our manager, or any shareholder, officer, director, employee, partner, member or any person owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, whether or not competitive with Company including, but not limited to, the acquisition, syndication, ownership, financing, leasing, operation, maintenance, management, brokerage, construction, and development of property similar to the purpose of our company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our manager shall have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of our manager if our manager meets the following standards: (i) our manager, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence. Our manager shall not have any liability to our company or any member for any claims or losses due to circumstances beyond its control, such as the bankruptcy or insolvency of a bank, dealer, brokerage firm or an error by a third-party service provider (to the extent that our manager's failure to discover such error does not itself constitute gross negligence or willful misconduct). Our manager shall not have any liability whatsoever in respect of valuations provided to our manager by any reasonably qualified bank, dealer, broker or appraiser selected in good faith. These exculpation provisions in our operating agreement are intended to protect our manager from liability when exercising its business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our manager or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

**Management of ActivCare at Bressi Ranch**

Our prospective subsidiary, RAC Bressi, has contracted with ActivCare Living, Inc. (f/k/a Health Care Group) to manage the day-to-day affairs of ActivCare at Bressi Ranch. ~~Health Care Group~~ActivCare Living, Inc. will be compensated for managing ActivCare at Bressi Ranch pursuant to the terms of RAC Bressi's management agreement with ~~Health Care Group.~~ActivCare Living, Inc. *See* "**DESCRIPTION OF OUR BUSINESS – Management Agreement.**" ~~Health Care Group~~ActivCare Living, Inc. was founded by W. Major Chance in 1982 to serve as the operator and manager of senior assisted living facilities located primarily in southern California. Today, ~~Health Care Group~~ActivCare Living, Inc. operates one senior assisted living facility which operates ~~Health Care Group's~~ActivCare Living, Inc.'s trademarked ActivCare®, memory-care assisted living program. In September, 2011, ~~Health Care Group~~ActivCare Living, Inc. ceased managing seven other senior assisted living facilities it had managed since 2006 and one other facility it had managed since 1990. Our company will rely on the executive officers and directors of ~~Health Care Group~~ActivCare Living, Inc. to operate our ActivCare at Bressi Ranch facility. Biographical information regarding the officers and directors of ~~Health Care Group~~ActivCare Living, Inc. is set forth below.

| Name | Age | Position |
|---|---|---|
| W. Major Chance | 66 | Chief Executive Officer and Chairman of the Board of Directors |
| B. Renee Barnard | 60 | President, Chief Financial Officer and Director |
| D. Kevin Moriarty | 50 | Vice President - Development, and Director |
| Todd A. Shetter | 46 | Chief Operating Officer, and Director |

Employment history, education and certain other information regarding W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter is set forth above. The executive officers and directors of ~~Health Care Group~~ActivCare Living, Inc. will receive 312.50 Class B Incentive Units in us, each, in exchange for the Class C interests in Bressi Development and RAC Bressi they will contribute to us pursuant to our reorganization transactions. They received the to-be-contributed Class C interests in return for services to our prospective subsidiaries and the Class B Incentive Units in us to be issued them will be subject to vesting requirements contained in our operating agreement. *See* "**-Manager-*Remuneration of Executive Officers and Directors of Income Property Group*.**"

~~Health Care Group~~ActivCare Living, Inc. has five shareholders. The table below sets forth the ownership of ~~Health Care Group.~~ActivCare Living, Inc..

| **Name** | **Percentage Ownership of HealthCare Group Stock** |
|---|---|
| W. Major Chance[1] | 20% |
| D. Kevin Moriarty[2] | 20% |
| Frank A. Virgadamo[3] | 20% |
| Jack L. Rowe[4] | 20% |
| Karen L. McElliott[5] | 20% |

[1] Mr. Chance owns his shares of ~~Health Care Group~~ActivCare Living, Inc. as William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended.

[2] Mr. Moriarty owns his shares of ~~Health Care Group~~ActivCare Living, Inc. as D. Kevin Moriarty, Trustee of the Daniel A. Moriarty and Lorraine K. Moriarty Family Trust dated April 26, 1988, as amended.

[3] Mr. Virgadamo owns his shares of ~~Health Care Group~~ActivCare Living, Inc. as Frank A. Virgadamo, Trustee under the Virgadamo Family Trust dated May 6, 1996.

[4] Mr. Rowe owns his shares of ~~Health Care Group~~ActivCare Living, Inc. as Jack L. Rowe, Trustee under the Jack and Barbara Rowe Family Trust dated April 21, 1988.

[5] Ms. McElliott owns her shares of ~~Health Care Group~~ActivCare Living, Inc. as Karen L. McElliott, Trustee of non-exempt Trust C under the Ronald Joseph and Karen Lee McElliott 1984 Trust dated August 4, 1984, as amended.

**Employees**

Our company does not employ any part time or full time employees. Our manager's executive officers and directors will function as our management team. ~~Health Care Group~~ActivCare Living, Inc. will provide all of the personnel necessary to run our ActivCare at Bressi Ranch facility pursuant to our management agreement.

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## REORGANIZATION TRANSACTIONS

We anticipate closing certain reorganization transactions of our company contemporaneously with the closing of this offering, and contingent upon the closing of this offering. Pursuant to these reorganization transactions, the current members of Bressi Development and the current limited partners of RAC Bressi will transfer their respective membership interests and limited partnership interests to us in exchange for Class B membership interests in our company. The table set forth under "**CAPITALIZATION**" depicts the Class B membership interests that will be owned by each of our Class B Members immediately following the closing our reorganization transactions.

Prior to our reorganization transactions we will be a single-member limited liability company owned by Income Property Group, our manager. In connection with the closing of this offering and our reorganization transactions, Income Property Group's membership interest in us will be redeemed for no consideration and Income Property Group will cease to be a member of our company. We have entered into a reorganization agreement with all the members of Bressi Development and all the limited partners in RAC Bressi whereby they will contribute all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi to us. The reorganization agreement is enclosed on CD-ROM with this offering circular as Appendix D7A, and the first amendment thereto is enclosed on CD-ROM with this offering circular as Appendix D7B. The closing of the exchanges of interests contemplated by the reorganization agreement is contingent upon our raising the total offering amount in this offering and closing thereon.

Additionally, our senior lender has the right to consent to the transfer of the membership interests in Bressi Development. Our senior lender has committed to grant its consent to our reorganization transactions pursuant to a commitment letter dated July 7, 2011. Our senior lender's consent is subject to the concurrent repayment of our subordinated lenders and the release of the lien of the second deed of trust on the property and improvements forming ActivCare at Bressi Ranch. We intend to use a portion of the proceeds of this offering to pay off our subordinated debt. The consent is further contingent on the execution of additional documentation, including a loan modification agreement in form and substance satisfactory to our senior lender, by Bressi Development and the guarantors of our senior loan to, among other things, (a) ratify and affirm the indemnifications and guarantees of the existing guarantors; (b) covenant that 100% of the net proceeds of this offering will be used in connection with ActivCare at Bressi Ranch or contributed to Bressi Development to be held on its balance sheet; (c) covenant that all net proceeds from the offering will be deposited into an account with our senior lender, on which our senior lender will receive a lien; (d) execution of a control agreement with respect to the account described in (c). We also anticipate that the additional loan documentation required with respect to our senior lender's consent to our reorganization transactions will require that it be an event of default under our senior loan if (i) Income Property Group resigns or is removed as our manager or (ii) either of W. Major Chance or D. Kevin Moriarty ceases to be an officer of Income Property Group. As of the date of this Offering Circular, we have not received drafts of the additional documentation, including the loan modification agreement, from our senior lender.

In order to induce the members of Bressi Development and the limited partners of RAC Bressi to enter into the reorganization agreement, we have covenanted, in the reorganization agreement, to contribute the remaining proceeds from this offering, after the payment of the line items "Offering Expenses," "Selling Commissions & Fees," "Subordinated Debt Payoff" and "General Working Capital" set forth under "**ESTIMATED USE OF PROCEEDS**" above, to Bressi Development in order to increase Bressi Development's net worth. Our prospective Class B Members have required such contribution as an inducement to enter the reorganization agreement in order to reduce their exposure as personal guarantors under the senior loan.

Following the closing of our reorganization transactions, we will hold all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. This will entitle us to receive all of the profits and losses from Bressi Development and 99.99% of the profits and losses from RAC Bressi (subject to Income Property Group's .01% general partnership interest). Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations; provided, that, certain actions it may take will be subject to our consent, which actions will include those actions which would require consent of the Class A Members, or our members as a whole, under our operating agreement.

## CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our company has two classes of membership interests: (i) Class A (denominated as the Offered Units, or Class A Units), of which there are 5,000 Class A Units authorized; and (ii) Class B (denominated as Class B Units), of which there are 5,000 Class B Units authorized.

### Capitalization

A table setting forth the projected aggregate ownership of each class of our membership interests following the closing of this offering and our reorganization transactions is set forth below. Prior to the closing of the offering and our reorganization transactions Income Property Group will be our sole member, owning one Class B Unit which will be redeemed as of the closing of this Offering.

| | Class A | | Class B | | Total | |
|---|---|---|---|---|---|---|
| Owner | Number of Units | Percent Of Class | Number of Units | Percent of Class | Number of Units | Percent of Total Units |
| Investors | 5000 | 100% | | | 5000 | 50% |
| WMC Trust[1] | | | 1063.83 | 21.28% | 1063.83 | 10.64% |
| DAM Trust[2] | | | 543.0 | 10.86% | 543 | 5.43% |
| DKM Trust[3] | | | 689.83 | 13.80% | 689.83 | 6.90% |
| Bressi Holding, LLC | | | 750 | 15% | 750 | 7.50% |
| HCG Lending, LLC | | | 495 | 9.90% | 495 | 4.95% |
| Barnard Trust[4] | | | 520.83 | 10.42% | 520.83 | 5.21% |
| Shetter Trust[5] | | | 520.83 | 10.42% | 520.83 | 5.21% |
| J. Blake Trustee McElliott Trust[6] | | | 208.33 | 4.17% | 208.33 | 2.08% |
| Virgadamo Trust[7] | | | 208.33 | 4.17% | 208.33 | 2.08% |
| TOTAL | 5000 | 100% | 5000 | 100% | 10000 | 100% |

(1) William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(2) D. Kevin Moriarty, Trustee of the Daniel A. Moriarty and Lorraine K. Moriarty Declaration of Trust dated April 26, 1988 as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(3) D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(4) B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(5) Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999. Address: 9619Chesapeake Drive, Suite 103, San Diego, California 92123
(6) Jennifer M. Blake, Trustee of Trust B under the Ronald Joseph McElliott and Karen Lee McElliott 1984 Family Trust dated August 4, 1984. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(7) Frank A. Virgadamo, Trustee of the Virgadamo Family Trust dated May 6, 1996. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

### Beneficial Ownership

The following table sets forth the pro forma beneficial ownership of our membership interests by the executive officers and directors of our manager as will be in place following the closing of this offering and our reorganization transactions. Our manager, Income Property Group, was issued one Class B Unit of our membership interest on June 8, 2011, our date of formation, and will be our sole member until the closing of this offering and our reorganization transactions at which time its initial membership interest will be redeemed. While it is not expected that the officers and directors of Income Property Group will purchase Offered Units, and no such purchases are reflected on the table below, they are permitted to do so. Our manager will have sole control over our affairs (subject to certain major decision rights), and therefore its executive officers and directors are fulfilling the functions our own executive officers and directors would fulfill, if we had any.

| | Class A | | Class B | |
|---|---|---|---|---|
| Name | Number of Units | Percent of Class | Number of Units | Percent of Class |
| W. Major Chance[1] | 0 | 0 | 1357.93 | 27.16% |
| B. Renee Barnard[2] | 0 | 0 | 548.72 | 10.97% |
| D. Kevin Moriarty[3] | 0 | 0 | 756.51 | 15.13% |
| Todd A. Shetter[4] | 0 | 0 | 520.83 | 10.42% |
| | | | | |
| All directors and executive officers as a group (4 persons) | 0 | 0 | 3,183.99 | 63.68% |

(1) Mr. Chance will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended and through interests owned by his trust in various other entities.

(2) Ms. Barnard will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Barnard Living Trust dated April 13, 2000 and through interests owned by her trust in various other entities.

(3) Mr. Moriarty will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Moriarty Cary Family Trust dated January 2, 1990, as amended and through interests owned by his trust in various other entities.

(4) Mr. Shetter will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999.

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

### Management Agreement

RAC Bressi has entered into the management agreement, which is enclosed on CD-ROM with this Offering Circular as Appendix D1, with ActivCare Living, Inc. (f/k/a Health Care Group~~.~~). Among other terms, the management agreement provides for a monthly management fee payable to ~~Health Care Group~~ActivCare Living, Inc. equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations, and an initial term of ten years. Additionally, during the initial term, or any subsequent term, we may only terminate the management agreement for cause.

W. Major Chance beneficially owns 20% of the issued and outstanding stock of ~~Health Care Group,~~ActivCare Living, Inc., and D. Kevin Moriarty owns 20% of the issued and outstanding stock of ~~Health Care Group~~ActivCare Living, Inc. as trustee of his parents' trust. Messrs. Chance and Moriarty is each a member of the Board of Directors of Income Property Group, our manager, and are Income Property Group's Chief Executive Officer and Chairman of the Board of Directors, in the case of Mr. Chance, and Vice President - Development, in the case of Mr. Moriarty. Because of these relationships, the management agreement was not negotiated on an arms-length basis and may not reflect market rates. Additionally, Messrs. Chance and Moriarty each have a material financial interest in ~~Health Care Group~~ActivCare Living, Inc. and will benefit from the management fees paid by us.

### Distributions

Our manager's officers and directors are also Class B Members of our company. Because timing of distributions to the Class A Members will affect their internal rate of return on an investment in us and the sooner our Class A Members reach their 10% IRR threshold the sooner the Class B Members will begin to receive greater percentages of our cash flow, our manager will have a conflict of interest as to whether to retain positive cash flow generated early in our operation as reserves, or to distribute it to the Class A Members. Earlier distributions of cash flow to our Class A Members will cause them to reach their 10% internal rate of return threshold more quickly, and once our Class A Members have reached this threshold, our Class B Members will, collectively, receive 75% of our operating cash flow and 75% of our net proceeds from capital transactions, rather than 50% of our operating cash flow and none of our net proceeds from capital transactions prior to the Class A Members receiving aggregate distributions resulting in a 10% IRR.

### Discretion of Distributions of Cash Flow of Subsidiaries

As the manager of Bressi Development and the general partner of RAC Bressi, Income Property Group, who is also our manager, will have discretion to make distributions of cash flow from our prospective subsidiaries to our company. Our company's only assets will be its membership interests in Bressi Development and its limited partnership interests in RAC Bressi. Therefore, if Income Property Group, in its capacity as the general partner or manager of our prospective subsidiaries, were to elect not to make distributions from our prospective subsidiaries to our company, then we would not have any operating cash flow or net proceeds from capital transactions available to distribute to you. However, we do not believe there exists any conflict of interest between Income Property Group, or its officers and directors, on the one hand, or us on the other that would cause Income Property Group to withhold distributions to us.

### Land Purchase and Subordinated Debt

On or about August 1, 2010, our prospective subsidiary Bressi Development purchased the land upon which ActivCare at Bressi Ranch is being developed, along with certain site permits for development, from Bressi Holding for $1,563,000 which it paid pursuant to the issuance of a subordinated promissory note in the principal amount of $1,563,000 payable 52.53% to Bressi Holding and 47.47% to HCG Lending. This subordinated promissory note is partially payable to HCG Lending because HCG Lending had funded certain pre-development costs for Bressi Holding and in payment of such debt, Bressi Holding made HCG Lending a party to the subordinate promissory note from Bressi Development paying for the cost of the land and developments as of August 1, 2010. The current holders of our subordinated loan are: (i) Bressi Holding, 52.53%, (ii) HCG Lending, 34.67%, (iii) W. Major Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No.2, as amended, or the Chance Trust, 6.4%, and (iv) D. Kevin Moriarty, Trustee under Declaration of Trust dated April 26, 1988, as amended, or the Moriarty Trust, 6.4%. D. Kevin Moriarty's parents are the beneficiaries of the Moriarty Trust. The Chance Trust and the Moriarty Trust purchased their interests in our subordinated loan for a combined $200,000 on

September 1, 2010.

Neither the sale of the property nor the terms of the subordinated loan were negotiated on an arms-length basis. Therefore, the interest rate and other terms of the subordinated loan may not have been as favorable to Bressi Development had they purchased the land and paid off Bressi Holding's debt to HCG Lending using financing from an unaffiliated third party. However, we believe that, based upon a valuation of the then vacant land upon which ActivCare at Bressi Ranch is being constructed, Bressi Development purchased this land from Bressi Holding at below market rates. Bressi Development's total purchase price for the land and pre-development work was $1,563,000, but Valuation & Information Group appraised the value of the vacant land at $2,940,000 as of January 27, 2010 in its appraisal of a proposed memory care facility at the site, dated February 8, 2010 and attached to this offering circular as Appendix G2.

We intend to pay off the outstanding principal amount and accrued interest on our subordinated loan with a portion of the proceeds of this offering. While the exact amount required to pay off our subordinated loan will vary in accordance with the date of payoff because it is currently accruing interest as described below, as of the date of this offering circular it is estimated our subordinated loan would cost approximately $1,685,000 to pay in full on December 31, 2011, our targeted date of repayment. *See "**-Description of our Subordinated Loan**."*

***Description of our Subordinated Loan***

Our subordinated loan was originally intended to be in existence for the period of time that the project is under construction as well as approximately three years afterward. The following description of our subordinated loan is of the full intended term of the loan, despite our intention to pay off the subordinated loan upon the closing of this offering.

As with our senior loan, our subordinated loan has two distinct periods of time associated with it: the construction period and the post-construction period. On September 1, 2010 HCG Lending assigned a 12.8% interest in the subordinated loan, or 6.4% each, to the Chance Trust and the Moriarty Trust. We refer to the Chance Trust, the Moriarty Trust, Bressi Holding and HCG Lending collectively as our subordinated lender. Our subordinated lender is secured by a second deed of trust encumbering the land and improvements comprising ActivCare at Bressi Ranch.

*Interest Rate.* The interest rate on our subordinated loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our subordinated loan during the post-construction period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.

*Loan Term.* Our subordinated loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the subordinated loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we obtain a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our net income on a monthly basis to the monthly payments required under our subordinated loan. The term of our post-construction period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our subordinated loan at any time in whole or in part, and there is no prepayment penalty or fee. During the construction period of our subordinated loan, we are not obligated to make any payments, and all accrued interest will be added to the principal amount of the subordinated loan, and during the post-construction period of our subordinated loan, we will make payments of interest only, with the principal balance due on the maturity date.

*Events of Default.* Under the terms of the subordinated loan documents the following actions will constitute an event of default:

We fail to make a payment within three days after the due date or on the maturity date;

We fail to comply with the requirements of the subordinated loan documents and such failure continues for 30 days after notice from the lender;

There is a default under the senior loan;

We liquidate or dissolve;

There is a bankruptcy filing made against us and such filing is not released within 60 days of the date of filing; and

If we default on any other indebtedness owed to the subordinated lender.

*Insurance*. We must maintain fire insurance sufficient to cover any possible losses suffered by the subordinated lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial junior mortgage loans.

***Ownership and Control of Bressi Holding and HCG Lending***

*Bressi Holding*

Bressi Holding is a member-managed limited liability company; however, the members have delegated most day-to-day management and decisions to Bressi Holding's President, D. Kevin Moriarty who is also an executive officer and director of Income Property Group, our manager. Notwithstanding such delegation, the members retain voting rights over certain decisions which they may make via majority or unanimous vote. The members of Bressi Holding, LLC are as follows: William M. Chance, Trustee under Trust Agreement dated February 16, 1988; D. Kevin Moriarty and Marilyn Cary Moriarty, Trustees of the Moriarty Cary Family Trust dated January 2, 1990, as amended; Kristen F. Frager and John D. Frager, Jr., Trustees of the Frager Revocable Family Trust dated August 21, 2003; Erin L. McPherson and Scott A. McPherson, Trustees of the McPherson Family Trust dated January 27, 1999; Jennifer M. Blake, Trustee of Trust B under the Ronald Joseph and Karen Lee McElliott 1984 Trust dated August 4, 1984, as amended; J-C La Jolla, Ltd., a California limited partnership; Frank A. Virgadamo, Trustee of the Virgadamo Family Trust dated May 6, 1996; B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000. Bressi Holding, LLC is currently a member of Bressi Development, LLC and will be a Class B Member of our company upon the closing of our reorganization transactions.

*HCG Lending*

HCG Lending is a manager-managed limited liability company and ~~Health Care Group~~ActivCare Living, Inc. is its sole manager. ~~Health Care Group~~ActivCare Living, Inc. is controlled by its board of directors, comprised of W. Major Chance, D. Kevin Moriarty, B. Renee Barnard and Todd A. Shetter, who will each become Class B Members of us upon the closing of our reorganization transactions. As sole manager, ~~Health Care Group,~~ActivCare Living, Inc., is solely responsible for the management of the business and affairs of HCG Lending, subject to the rights of HCG Lending's members to vote on certain actions which may be taken by majority vote. The members of HCG Lending, LLC are as follows: W. Major Chance, Trustee, or his successors in trust, under Declaration of Trust, dated February 16, 1988, Trust No. 2, as amended; Karen L. McElliott, Trustee of Trust A under the Ronald Joseph McElliott and Karen Lee McElliott 1984 Family Trust, dated August 4, 1984, as amended; D. Kevin Moriarty, Trustee under Declaration of Trust dated April 26, 1988, as amended; Frank A. Virgadamo, Trustee of Virgadamo Family Trust dated May 6, 1996; Jack L. Rowe, Trustee of the Jack and Barbara Rowe Family Trust dated April 21, 1988; B. Renee Barnard, Trustee of Barnard Living Trust dated April 13, 2000; and ~~Health Care Group.~~ActivCare Living, Inc.. A table of the ownership of ~~Health Care Group's~~ActivCare Living, Inc.'s ownership is set forth above at "**MANAGEMENT - Management of ActivCare at Bressi Ranch**." HCG Lending, LLC is currently a member of Bressi Development, LLC and will be a Class B Member of our company upon the closing of our reorganization transactions.

**Reorganization Transactions**

Our reorganization transactions, including the reorganization agreement, the Class B membership interests, and the various rights, both economic and otherwise, associated with the same were not negotiated on an arms-length basis. Therefore, the value of the Class B membership interests to be received by the members of Bressi Development and the limited partners of RAC Bressi may exceed the fair market value of the respective membership and limited partnership interests being exchanged. Please *see* "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" for a description of the economic rights associated with our Class B membership interests, please *see* "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement**" for a description of the other rights associated with our Class B membership interests, and please *see* "**CAPITALIZATION**" for the amounts of Class B membership interests our Class B members will receive upon the closing of the reorganization transactions.

**Reduction of Exposure on Personal Guarantees**

We intend to use approximately $1,203,000 of the net proceeds to increase the net worth of Bressi Development LLC. The desired effect of expanding the net worth of Bressi Development LLC is to reduce the exposure that ~~Health Care Group,~~ActivCare Living, Inc., and our senior loan guarantors have as personal guarantors under the senior loan from Mutual of Omaha Bank. As a requirement to obtaining our senior loan, in addition to ~~Health Care Group,~~ActivCare Living, Inc., R.A.C. Bressi, the following senior loan guarantors were required to personally guaranty our senior loan by our senior lender: William M. Chance, an individual, William M. Chance, as Trustee under Trust Agreement dtd February 16, 1988, D. Kevin Moriarty, an individual, D. Kevin Moriarty, as Trustee under Trust Agreement dtd January 2, 1990, B. Renee Barnard, an individual, B. Renee Barnard, as Trustee of the Barnard Living Trust dtd April 13, 2000, Todd A. Shetter, an individual, Todd A. Shetter, as Trustee under Trust Agreement dtd October 1, 1999, Frank A. Virgadamo, an individual, Frank A. Virgadamo, as Trustee of the Virgadamo Family Trust dtd May 6, 1996, Karen L. McElliott, an individual, Jennifer M. Blake, as Trustee of Trust B under the Ronald J. McElliott and Karen L. McElliott 1984 Family Trust, dtd August 4, 1984 *See* "**DESCRIPTION OF OUR BUSINESS – ~~Construction and~~ Description of our Construction Financing—** ***~~Description of our Senior Loan~~*** *– Guarantees.*" All of these individuals and entities are related parties to us, and any use of the proceeds of this offering to reduce their exposure to their personal guarantees of our senior loan would benefit them. Messrs. Chance, Moriarty, Shetter and Ms. Barnard are the executive officers and directors of Income Property Group and ~~Health Care Group~~ActivCare Living, Inc. and accordingly are responsible for managing and operating us and our business, and each of them will also beneficially own Class B membership interests in us following the closing of our reorganization transactions. Mr. Virgadamo and Ms. McElliott will beneficially own Class B membership interests in us following the closing of our reorganization transactions, and also beneficially own stock in ~~Health Care Group,~~ActivCare Living, Inc., but none control or manage ~~Health Care Group.~~ActivCare Living, Inc..

**Obligations to Other Entities**

Conflicts of interest will occur with respect to the obligations of Income Property Group, our manager, ~~Health Care Group,~~ActivCare Living, Inc., the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates, to our company and similar obligations to other entities. Moreover, our company will not have independent management, as it will rely on our manager for all management decisions and it will rely on ~~Health Care Group~~ActivCare Living, Inc. to run ActivCare at Bressi Ranch on a day-to-day basis. Our manager, and its principals, officers and directors are involved in many other real property developments, both within and without the assisted-living space, which may compete for the time and resources of our manager and its principals, officers and directors. Additionally ~~Health Care Group,~~ActivCare Living, Inc., the manager of ActivCare at Bressi Ranch, manages one other senior assisted living facility, which may compete for its time and resources and those of its principals, officers, directors and affiliates. Therefore, Income Property Group, our manager, ~~Health Care Group,~~ActivCare Living, Inc., the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates will have conflicts of interest in allocating management time, services and functions among our company and other existing companies and businesses, as well as the various companies or business entities with which they are currently engaged and others that may be organized in the future.

Under our operating agreement, Income Property Group is obligated to devote as much time as our manager as it deems to be reasonably required for the proper management of our company and its assets. Our manager believes that it has the capacity to discharge its responsibilities to our company notwithstanding participation in other present and future investment programs and projects.

**Funding of Negative Carry**

During the period from the completion of construction of ActivCare at Bressi Ranch through the closing of this offering we anticipate RAC Bressi will use the proceeds of a $600,000 loan from William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, are directors of our manager, to fund our negative carry. Assuming this offering closes on December 31, 2011, we have projected the maximum negative carry to be funded to be $464,000. Messrs. Chance, Moriarty and Moriarty made loan to RAC Bressi as of October 18, 2011 and will participate in the loan in the following percentages: William M. Chance – 42.13%, Daniel A. Moriarty – 42.1%, D. Kevin Moriarty – 15.74%. This loan is made on an unsecured basis and bears interest at 6% per annum. This loan will mature on the earlier of the date of the closing of this offering or June 30, 2012. Upon the closing of this offering, we intend to pay off the principal and all accrued interest on the loan from Messrs. Chance, Moriarty and Moriarty from the general working capital reserve we will establish to fund the negative carry of ActivCare at Bressi Ranch. *See* "**ESTIMATED USE OF PROCEEDS.**" The terms of this loan from Messrs. Chance, Moriarty and Moriarty were not negotiated on an arms-length basis and therefore may not be as favorable to us as a loan negotiated with a third party.

If this offering does not close by January 31, 2012, we will need additional funds, up to approximately $870,000 to fund our negative carry. Messrs. Chance, Moriarty and Moriarty have committed to funding such additional amounts, up to $870,000, as we may need pursuant to a Funding Agreement between RAC Bressi and them, enclosed on CD-ROM as Appendix D9 to this offering circular. These additional amounts would be funded by Messrs. Chance, Moriarty and Moriarty as loans to us upon the same terms and conditions as the previous $600,000 loan. We intend to pay the principal and accrued interest on these additional loans, if any, from the proceeds of this offering.

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## DESCRIPTION OF OFFERED SECURITIES

### General

The Offered Units are Class A units of membership interests in our company. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our manager, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our operating cash flow and distributable net proceeds from capital transactions after having reached their preferred return threshold. Class A Members will have the right to consent, via majority vote of the Class A Members in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "good cause" pursuant to a supermajority consent (75%).

Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. Your executed subscription agreement will constitute your acceptance of the terms of our operating agreement and will act as your counterpart signature page to our operating agreement. *See* – **"Description of Our Operating Agreement"** below for a detailed summary of terms of our operating agreement. Our operating agreement is attached as Appendix B2 to this offering circular.

### Distributions

**No distributions to purchasers of our Offered Units are assured, nor is any return on, or of, a purchaser's investment guaranteed. Distributions are subject to our ability to generate positive cash flow, whether from operations or capital transactions. All distributions are further subject to the discretion of Income Property Group, as our manager, the manager of Bressi Development and the general partner of RAC Bressi. It is possible that we may have cash available for distribution, but our manager, whether by its control over us, or one of our subsidiaries, could determine that the reservation, and not distribution, of such cash by our company or one of our prospective subsidiaries would be in our best interest.**

#### *Operating Cash Flow*

We define "operating cash flow" as total cash revenues generated by our company, less expenses, including debt service, management fees and other operating expenses, and less any amounts set aside as reserves by our manager, in its sole discretion. We define "capital transactions" as any sale, disposition, financing, or refinancing of all, or substantially all of our assets, or the assets of any of our subsidiaries, including RAC Bressi and Bressi Development. "Distributable net proceeds from capital transactions" are the gross proceeds from capital transactions, less the expenses of any such transaction (including without limitation the payoff of any liens on assets disposed of), and less reserves retained by us, in the sole discretion of our manager, for our use.

Our manager, in its sole discretion, may determine from time to time that we have received sufficient operating cash flow to make a distribution. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

(A) Prior to our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in a 10% internal rate of return on their aggregate capital contributions to us in respect of the Offered Units, distributions of operating cash flow shall be made as follows:

(i) First, to our Class A Members, in accordance with their percentage ownership of the Offered Units in an amount equal to the greater of (a) 50% of the operating cash flow made available for distribution by our manager or (b) an amount such that the Class A Members, in the aggregate, have received an annual 8% non-cumulative, non-compounding return on their capital contributions to us, for the applicable calendar year, prorated for partial calendar years during the term of our operating agreement; and

(ii) Then, to the Class B Members, in the aggregate, in an amount equal to the remaining distributable operating cash flow after the distributions to our Class A Members as set forth in (i) above, in accordance with their percentage ownership of the Class B Units;

(B) Following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 10% internal rate of return on their aggregate capital contributions for the Offered Units, distributions of operating cash flow shall be made 25% to the Class A Members, in accordance with their percentage ownership of the Offered Units, and 75% to the Class B Members, in accordance with their percentage ownership of the Class B Units.

***Proceeds from Capital Transactions***

Distributable net proceeds from capital transactions shall be distributed as follows:

(A) First to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have receive aggregate distributions from the net proceeds of capital transactions equal to their capital contributions to us;

(B) Second, to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in at least a 10% internal rate of return on their aggregate capital contributions to us;

(C) Third, following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 10% IRR on their aggregate capital contributions for the Offered Units, distributions of distributable net proceeds from capital transactions shall be made 25% to the Class A Members, in accordance with their Percentage Interests in the Company's Class A Membership Interests, and 75% to the Class B Members, in accordance with their percentage ownership of the Class B Units.

***Limitations on distributions imposed by our senior loan***

Under the terms of our senior loan, we are not permitted to make distributions of any kind if we fail to maintain a debt service coverage ratio of 1.25 to 1. Accordingly, if ActivCare at Bressi Ranch does not generate earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to 125% of the monthly debt service payments under our senior loan, then we will not be permitted to make distributions to Class A Members. In such an event, we may not be able to make distributions to members without first obtaining the prior written consent of our senior lender without risking a default under the terms of the senior loan.

***Liquidating Distributions***

Upon the dissolution of our company, our manager will convert all of our property to cash, determine the final capital accounts of our members in accordance with the allocation provisions of our operating agreement, and then make the following distributions:

(A) all of our company's assets as necessary to satisfy all liabilities to creditors of our company (whether by payment or making reasonable provision for payment);

(B) all of our company's assets as necessary to satisfy all liabilities to creditors of our company who are members (whether by payment or the making of reasonable provision for payment); and

(C) pay and distribute the remainder of our company's assets among all the members in accordance with their capital accounts, as calculated after the application of the allocation provisions of our operating agreement such that the liquidating distributions are made in accordance with all the members' economic expectations pursuant to our provision for the distribution of operating cash flow and distributable net proceeds from capital transactions.

### *Basis for Distributions*

Our company's ability to make, and our manager's decisions to make, distributions to our members will be based upon the consolidated operating results of our company and our prospective subsidiaries. Although our manager, in its capacity as general partner of RAC Bressi and manager of Bressi Development, has discretion over whether to make distributions to us, our manager does not intend, and has no reason to withhold distributions from our company, except as may be necessary to fund reserves for our subsidiaries as deemed appropriate by our manager or required by any financing arrangements we may enter into.

### *Internal Rate of Return*

In this offering circular we use the term "internal rate of return" to mean, with respect to an investment in our Offered Units, the annual growth rate (also known as discount rate) on positive (distributions from us) and negative (contributions to us) cash flows related to an investment in us necessary to adjust for the time value of money in order to cause all such cash flows to equal your initial investment. When the purchasers of our Offered Units have received aggregate distributions from us and made aggregate contributions to us such that when the sum of the present values, as of the date of the closing of this offering, of all such distributions and contributions, calculated assuming an annual growth rate (discount rate) of 10%, equals zero, then our Class A Members shall have received cash flows from us such that they have reached the 10% internal rate of return threshold we refer to throughout this offering circular.

## Restrictions on Transfer

Our Offered Units are subject to certain restrictions on transfer set forth in our operating agreement. Should a Class A Member desire to transfer his Offered Units, he must first give notice to our manager of his intent to do so, which notice includes the number of Offered Units proposed to be transferred and the identity of the proposed transferee (including the name and address of the proposed transferee). Our manager must then approve the transfer of the Offered Units, provided, that, our manager may not withhold its approval unless, in the opinion of the manager or its counsel, the proposed transfer of Offered Units would (i) violate any federal or state securities law, (ii) cause us to be treated as a "publicly traded partnership" by the IRS, or (iii) cause our assets to be considered "plan assets" as such term is defined in ERISA. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership**" and "**ERISA CONSIDERATIONS.**"

## Description of Our Operating Agreement

*The following summary describes material provisions of our operating agreement, but it is not a complete description of our operating agreement, a copy of our operating agreement is enclosed with this offering circular as Appendix B2.*

### *Purpose*

The purposes of our company are to (i) acquire, finance and otherwise dispose of membership interests in Bressi Development and limited partnership interests in RAC Bressi, (ii) operate the businesses for which those entities were established, to the extent we have management rights over Bressi Development or RAC Bressi, and (iii) engage in any other activities permitted under the Beverly-Killea Limited Liability Company Act, Cal. Corp. Code Section 17000, *et seq.*, as amended.

### *Management*

Subject to our members rights to vote to consent to certain transactions as described below, the business and affairs of our company will be managed by, and all powers shall be exercised by our manager. Income Property Group is our initial manager. Unless our manager resigns or is removed, our members have no right to elect a new manager. Our manager may only be removed for "good cause" by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. We define "good cause" as willful misfeasance, bad faith, gross negligence or reckless disregard by our manager in the performance of its duties, our manager's criminal conviction under federal or state securities law, or any other criminal wrong-doing of our manager.

Our manager, and any of its affiliates, officers and directors, will be indemnified by us and held harmless from liability to us or any member for any action or inaction as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, our best interests and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence.

Our manager is required by our operating agreement to use its commercially reasonable efforts to carry out the objectives of our company, and to devote, and cause its affiliates to devote, such amounts of their time, skill and attention during normal business hours that our manager may deem necessary. However, our operating agreement does not prevent our manager or any of its affiliates, officers, directors, members, employees or trustees from engaging in other business activities, in which our company will have no right to participate.

We will reimburse our manager for all direct costs, fees and expenses incurred by our manager in connection with its management and operation of us. We will not reimburse our manager for such items as salaries and benefits of its employees, office space, or general overhead expenses.

*Members' Voting Rights*

The members as a whole, and the Class A Members as a group, will have the rights to consent to the transactions described above in "**MANAGEMENT – Major Decision Rights**." In addition, our members may remove our manager for "good cause" (as defined above) by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. In the event our manager is removed or resigns, a new manager may be elected by the members owning a majority of our aggregate outstanding membership interests.

***Capital Contributions and Accounts***

*Capital Contributions*

Our members capital contributions, number and class of units of membership interest held, and percentage interest in our company (by class and in total) will be reflected on Exhibit A to our operating agreement. If you purchase Offered Units in this offering, you will make a cash capital contribution of $1,000 per Offered Unit purchased and you will become a Class A Member of our company. Our Class B Members will contribute their interests in Bressi Development and RAC Bressi for Class B Units concurrently with the closing of the purchase of Offered Units in this offering.

*Capital Accounts*

Each member's capital account will be maintained consistently with Section 1.704-1(b) of the regulations promulgated by the Department of the Treasury under the Code, or the regulations, and will be interpreted and applied in a manner consistent with such regulations.

***Allocations***

The allocation provisions in our operating agreement are designed to meet the alternative test for economic effect and contain a qualified income offset. This structure attempts to prevent any member from having a negative (debit) balance in his adjusted capital account (as defined in our operating agreement) and may result in the allocation of income to a member under a qualified income offset. Besides these allocation and other allocations for proper maintenance of capital accounts, the allocation of profits and losses in our operating agreement are designed to target the distributions contemplated for the members in their priorities.

***Distributions***

For a detailed description of the distribution provisions contained in our operating agreement, *see* "- **Distributions**" above.

***Restrictions on Transfer***

For a detailed description of the restrictions on the transfer of our membership interests contained in our operating agreement, *see* "**- Restrictions on Transfer**" above.

*Amendment*

Our operating agreement may be amended only upon the affirmative vote of the Class A Members holding a majority of the outstanding Offered Units and the affirmative vote of the Members holding a majority of the total outstanding membership interests, collectively.

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## MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THIS SECTION DISCUSSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES FOR AN INDIVIDUAL INVESTOR WHO IS A U.S. CITIZEN OR RESIDENT. MOREOVER, THIS SUMMARY DOES NOT DEAL WITH ALL TAX MATTERS THAT MAY BE RELEVANT TO YOU, AS A PARTICULAR PROSPECTIVE INVESTOR, IN LIGHT OF YOUR PERSONAL CIRCUMSTANCES. THE TAX CONSEQUENCES OF INVESTING IN THE OFFERED UNITS WILL NOT BE THE SAME FOR ALL INVESTORS. A CAREFUL ANALYSIS OF YOUR PARTICULAR TAX SITUATION IS REQUIRED TO EVALUATE THIS INVESTMENT PROPERLY. THEREFORE, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR.

**CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF OUR OFFERED UNITS. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

The following summary discusses the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Offered Units that may be relevant to you. Kaplan & Frank, PLC has acted as our tax counsel, has reviewed this summary, and is of the opinion we have been and will be treated, for U.S. federal income tax purposes, as a partnership and that the tax discussion contained herein is accurate in all material respects. You should be aware that Kaplan & Frank, PLC's opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters (including representations regarding the conduct of our business), is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Kaplan & Frank, PLC's opinion is based on existing federal income tax law, which is subject to change either prospectively or retroactively.

The discussion contained herein is based upon the Internal Revenue Code of 1986, or the Code, as amended, rules and regulations published thereunder and published rulings and court decisions, as each exists on the date of this offering circular. This summary assumes our Offered Units will be held as capital assets for U.S. federal income tax purposes, which generally means property held for investment. The discussion could be significantly affected by statutory, regulatory or interpretive changes, including changes in the ruling policy of the Internal Revenue Service, or the IRS, or by future court decisions. Any of these changes may or may not be retroactively applied to transactions entered into or completed prior to the change. This discussion necessarily condenses or eliminates details that might adversely affect some prospective investors significantly as a consequence of specific factual circumstances affecting the investor. This summary is not intended to be a complete description of all of the U.S. federal income tax consequences to any particular member of the acquisition, ownership and disposition of our Offered Units because a member's personal circumstances may affect his or her particular tax consequences.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to members who are subject to special treatment under U.S. federal income tax laws. Tax treatment for other investors–such as trusts, corporations, tax-exempt organizations and employee benefit plans –are likely to differ significantly from the principal tax consequences outlined in this section. Those other investors should consult with their tax advisors. *See* "**–Investment by Employee Benefit Plans and Other Tax-Exempt Organizations**." State and local tax consequences may differ from the federal income tax consequences described below. *See* "**–State and Local Taxes.**"

### Classification as a Partnership

In order to be classified as a partnership for federal income tax purposes, our company must not be classified as a corporation under the Code or elect to be classified as a corporation under the Code. Our company is organized as a California limited liability company and intends to be classified as a partnership for federal income tax purposes. Under the applicable Treasury Regulations known as the Check-the-Box-Regulations, an unincorporated entity, such as a limited liability company, with at least two members may elect to be classified either as an association taxable as a corporation or a partnership. If such entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We have not elected to be treated as an association taxable as a corporation under the Check-the-Box-Regulations, and, as such, shall be treated as a partnership for federal income tax purposes.

As a partnership for federal income tax purposes, each member of our company, including the Class A Members, will be required to include in income his or her distributive share of our income, gain, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. See "**-Federal Income Taxation of our Members**." If for any reason in the future we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to our members. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our company and each member's respective basis in their membership interests.

Code Section 7704 provides that a "publicly traded partnership" may be treated as a corporation for federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. Treasury Regulations under Code Section 7704, known as the PTP Regulations, state that interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof if (1) interests in the entity are regularly quoted by any person making a market in the interests; (2) any person regularly makes available to the public bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others; (3) the holder of the interest has a readily available, regular and ongoing opportunity to sell the interest through a public means of obtaining or providing information; or (4) prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in the partnership in a time frame and with the regularity and continuity that is comparable to the foregoing. Further, in order to be a publicly traded partnership, the partnership must participate in the market or recognize the transfers made on the market. A partnership will be considered as participating in public trading where trading in its interests is in fact taking place and the partnership's governing documents impose no limitation on the holders' ability to readily transfer their interests. A partnership's right to refuse to recognize transfers is not a limitation unless the right is actually exercised.

The PTP Regulations provide several safe-harbors which a partnership may use in order to avoid its interests being considered as readily tradable on a secondary market or the substantial equivalent thereof. One of the safe-harbors which is available is the so-called "2.0% safe-harbor," which provides that interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in partnership capital or profits that are sold or otherwise transferred during a tax year does not exceed 2.0% of the total interests in capital or profits. Another safe-harbor applies to transfers through a "qualified matching service" that do not exceed 10.0% of the total interests in capital and profits, reduced in certain cases by the percentage transferred outside the qualified matching service. The PTP Regulations impose significant limitations on qualified matching services including the requirements that a sale cannot be closed any sooner than 45 days after the interest was first listed for sale and that interest may not be listed for more than 120 days before being delisted for a period of at least 60 days.

Whether the Offered Units will become readily tradable on a secondary market or the substantial equivalent thereof cannot be predicted with certainty. While we do not anticipate a secondary market developing for the Offered Units, we have no control over an independent third person establishing a secondary market in our Offered Units. Our operating agreement requires that a member obtain the consent of our manager prior to any transfer of his or her membership interest. Our manager intends to exercise its discretion by withholding its consent to transfers that do not fall within the parameters of any safe harbor discussed above. Since we comply with the safe harbor provisions of the PTP Regulations, we should not be considered a publicly traded partnership.

In the event we fail to continue to qualify for one of the limited safe-harbors under the PTP Regulations then our company will be considered a publicly traded partnership for federal income tax purposes. If the our company is considered a publicly traded partnership for federal income tax purposes, we will be treated as a corporation for federal income tax purposes unless at least 90% of our gross income for each taxable year consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gain from the disposition of real property and income and gains from certain mineral and natural resource mining and production. While we will primarily be engaged in developing, owning, operating and selling ActivCare at Bressi Ranch, whose revenues are derived from rents paid for housing at the facility, which ordinarily would satisfy the "qualifying income" test set forth above, we can give no assurance that because of the services we provide to our residents the IRS would not construe all or part of the rents pay to us by our residents as services income, rather than rents from real property, and therefore would not satisfy the "qualifying income" test. Therefore, it is possible that we may not meet the 90% "qualifying income" test and would be taxed as a corporation under the provisions governing publicly traded partnerships if we were otherwise determined to be a publicly traded partnership.

If our company is considered a publicly traded partnership but not taxed for federal income tax purposes as a corporation due to our satisfying the "qualifying income" test set forth above, then our company and its members will be subject to additional federal income tax rules. Specifically, the net income from publicly traded partnerships that are not taxed as corporations will not be treated as passive income for purposes of the passive loss rules. Therefore, each of our members may not offset his share of the net income from us against his net losses from any other publicly traded partnership and/or his net losses from passive activities. Additionally, each member's share of the net losses of from us may not offset his other income but are instead suspended and carried forward. Our net losses if any, can be applied against our net income in the next tax year (or the next succeeding tax year in which the member has net income us). Upon a complete disposition (within the meaning of the passive loss rules) of a member's entire membership interest in us, any remaining suspended losses are allowed.

If we do not qualify, or fail to continue to qualify, for one of the limited safe-harbors under the PTP Regulations or the "qualifying income" test, then our company will be characterized as a publicly traded partnership and treated as a corporation for federal income tax purposes. If we were treated for federal income tax purposes as a corporation in any year, (i) we would be required to pay federal income taxes upon our taxable income; (ii) state and local income taxes could be imposed on us; (iii) our losses would not be reportable by the members on their personal income tax returns; (iv) any distributions would be taxable to a member as (a) ordinary income to the extent of current or accumulated earnings and profits, and (b) gain from the sale of a member's membership interest to the extent any distribution exceeded the earnings and profits and the tax basis of the membership interest; and (v) distributions would be classified as portfolio income which would not be available to offset passive activity losses. *See* "**–Limitation on Losses and Credits from Passive Activities.**" Also, a change in status from a partnership to a corporation could result in taxable income to each member. The amount of taxable income would equal his share of our liabilities over the adjusted basis of his shares. Any of the foregoing would substantially reduce the effective yield on an investment in our Offered Units.

**Partnership Allocations**

In general, a partner's distributive share of partnership income, gain, deduction or loss will be determined in accordance with the partnership agreement. However, if the allocations do not have substantial economic effect, the partner's distributive share will be determined in accordance with the partners' interests in the partnership. Therefore, a member's share of any item of our income, gain, loss, deductions, or credits is determined by our operating agreement unless the allocations do not have substantial economic effect. *See* "**DESCRIPTION OF THE SECURITIES OFFERED – Description of our Operating Agreement – *Allocations.***"

An allocation has economic effect under the Treasury Regulations if: (i) each partner's share of partnership items is reflected by an increase or decrease in the partner's capital account; (ii) liquidation proceeds are distributed in accordance with capital account balances; and (iii) any partner with a capital account deficit following the distribution of liquidation proceeds is required to restore such deficit. Even if a partner is not required to restore a deficit in his capital account, the allocations will still have economic effect if the partnership agreement contains a qualified income offset provision. A qualified income offset provision requires allocation of income or gain to a partner when a partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(16) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

The economic effect of a partnership's allocations also must be "substantial." Under Section 1.704-1(b)(2)(iii) of the Treasury Regulations, the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. Notwithstanding the foregoing, the economic effect is not substantial if, at the time that the allocation becomes part of the partnership agreement, (i) the after-tax economic consequences of at least one partner may, in present value terms, be enhanced compared to such consequences if the allocation were not contained in the partnership agreement, and (ii) there is a strong likelihood that the after-tax economic consequences of no partner will, in present value terms, be substantially diminished compared to such consequences if the allocations were not contained in the partnership agreement. The Treasury Regulations include a presumption that the book value of depreciable partnership property is presumed to be its fair market value, and adjustments to book value will be presumed to be matched by corresponding changes in fair market value.

It cannot be determined whether the economic effect of the allocations in our operating agreement is substantial because the individual tax situations of purchasers of the Offered Units are unknown; however, because the allocations do not vary from year to year or member to member, we believe that the allocations will be deemed to be substantial. However, no assurance can be given that the IRS will not disagree. If the IRS were successful in challenging our allocations, each member' share of tax loss could decrease or their share of taxable income could increase.

**Federal Taxation of Our Members**

As long as our company is treated as a partnership for federal income tax purposes, it will not be subject to any federal income taxes. Nonetheless, we will file federal partnership information tax returns for each calendar year.

Each member will be required to report on his own federal income tax return his share of our company's items of income, gain, loss, deduction or credit. A member will be subject to tax on his distributive share of our income whether or not any distribution is made to him.

Initially, a Class A Member's tax basis for his Offered Units will be equal to the price paid for the Offered Units. Each member will increase the tax basis for his Offered Units by (i) his allocable share of our taxable income, and (ii) any increase in his share of our liabilities, and will decrease the tax basis for his Offered Units by:

- his allocable share of our tax loss;
- the amount of any distributions; and
- any reduction in his share of our liabilities.

If the amount of a cash distribution to a member for any year exceeds the member's share of our taxable income for the year, the excess will constitute a return of capital. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

THE TAXATION OF MEMBERS OF A LIMITED LIABILITY COMPANY IS HIGHLY COMPLEX AND DEPENDENT ON EACH INDIVIDUAL MEMBERS TAX SITUATION. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER CONCERNING THE IMPACT OF THE TAX CONSEQUENCES OF AN INVESTMENT IN US ON HIS OR HER OWN PERSONAL FEDERAL INCOME TAX SITUATION.

**Partnership Distributions**

Due to potential timing differences between income recognition for federal income tax purposes and actual cash distributions, it is possible that a member may incur federal income tax liabilities in excess of actual cash distributions made prior to the date that the liability arises or that the tax is due. To the extent cash is available, the we intend to make distributions to the members (except to the extent such distributions would constitute a violation of the Beverly-Killea Limited Liability Company Act or other applicable law), and in an amount that is deemed by our manager to be sufficient, to allow the timely payment of the combined estimated federal and state income taxes of the members attributable to allocations of our income, gain, loss, and deduction to the members.

**Limitation of Deductibility of Capital Losses**

If you are an individual, any capital losses generated by us (or upon a disposition of our Offered Units) generally will be deductible only to the extent of your capital gains for the taxable year plus up to $3,000 of ordinary income ($1,500 in the case of a married individual filing a separate return). Excess capital losses may be carried forward by individuals indefinitely. If you are a corporation, any capital losses generated by us (or upon a disposition of shares) generally will be deductible to the extent of your capital gains for the taxable year. Corporations generally may carry capital losses back three years and forward five years. You should consult your tax advisors regarding the deductibility of capital losses.

**Limitation on Losses and Credits from Passive Activities**

Code Section 469 limits the amount of losses that individuals and certain other taxpayers may claim from an activity in which the taxpayer does not materially participate. Under this limitation, net losses from a passive activity may only be deducted against net income from passive activities. Passive activity losses may not be used to offset compensation income or other forms of active income. Also, passive activity losses may not be used to offset interest, dividends and other forms of portfolio income. On the other hand, passive activity income may be offset by passive losses from other rental activities or activities in which such taxpayer also does not materially participate. Additionally, in the event we are characterized as a publicly traded partnership taxable as a partnership pursuant to the "qualifying income" test described above, the passive loss rules will be subject to the modification. *See* "-**Classification as a Partnership**."

Most members should only be able to deduct their share of our passive activity losses to the extent they have passive income from other sources. Any excess passive activity losses should be suspended and carried forward indefinitely. Suspended passive activity losses may be used to offset passive activity income in future years. Suspended passive activity losses also may be claimed in full against all types of income if a member disposes of his entire interest in the activity in a fully taxable transaction to an unrelated person.

We may have portfolio income to the extent that we receive interest income earned from the investment of our working capital or other investment by us. Portfolio income is not considered as income from a passive activity. Therefore, members may be required to recognize taxable portfolio income and pay tax thereon in years in which they also are allocated passive losses which cannot be used by them.

**Sale or Other Disposition of Our Property**

Generally, any gain realized by our company on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by us upon the disposition of a property acquired by us for cash will be allocated among the members in accordance with the allocation provisions of our operating agreement.

Each member's allocable share of any gain realized by us on the sale of any property held by us as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income. We do not currently intend to acquire or hold or allow any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our trade or business.

**Transfers of Offered Units**

In general, gain or loss is recognized on the sale or exchange of the Offered Units based on the difference between (i) the amount realized, which includes cash, the fair market value of other property received and the member's share of our liabilities, if any, with respect to the Offered Unit(s) transferred and (ii) the transferor's tax basis in the Offered Unit(s) transferred. The gain or loss recognized on a sale or exchange of Offered Units will generally be taxable as capital gain or loss, except that the gain may be characterized as unrecaptured Section 1250 gain or as ordinary income to the extent attributable to the transferring member's allocable share of certain ordinary income assets of our company. For tax years ending prior to 2013, with respect to individuals, gain that is taxable as long-term capital gain, and not subject to special rates, will generally be subject to a reduced maximum rate of fifteen percent (15%) for federal income tax purposes pursuant to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010. In 2013, the reduced maximum rate will sunset without Congressional intervention and the capital gains rates on long-term capital rates not subject to special rates will increase to a maximum rate of twenty percent (20%) for federal income tax purposes with respect to individuals. Unrecaptured Section 1250 allocated to an individual will not be affected by the sunset provision discussed above and will be subject to a rate of twenty-five (25%) for federal income tax purposes absent Congressional action.

Our manager will allocate, in conformity with our operating agreement and relevant federal income tax rules, our items of income, gain, loss, deduction, and credit for the tax year of a transfer between the transferor and transferee. Members considering transfers are urged to consult their own tax advisors regarding the federal income tax consequences of such transfer.

**Alternative Minimum Tax**

In certain circumstances, individuals, corporations and other taxpayers may be subject to an alternative minimum tax in addition to regular tax. Your potential alternative minimum tax liability may be affected by reason of an investment in our Offered Units in determining the alternative minimum tax liability of a U.S. holder. The extent, if any, to which the alternative minimum tax applies will depend on your particular circumstances for each taxable year.

**Liquidation of our Company**

Our operating agreement provides that our assets will be sold upon our liquidation. The sale proceeds will be distributed pursuant to the terms of our operating agreement. Each member will realize his share of the gain or loss on the sale of our assets. In addition, each member will recognize gain or loss measured by the difference between the cash he receives in liquidation and the adjusted tax basis of his membership interest. The cash a member receives will include the cash constructively received as a result of relief of liabilities. Gain or loss recognized generally will constitute capital gain or loss. However, gain attributable to any property held by our company as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income.

**Investment by Employee Benefit Plans and Other Tax-Exempt Organizations; UBTI**

Employee benefit plans, such as qualified pension and profit sharing plans, Keogh plans and IRAs are generally exempt from federal income tax. However, the amount of any unrelated business taxable income, or UBTI, less directly connected allowable deductions, that exceeds a specific deduction of $1,000 in any taxable year is subject to an unrelated business tax. Other charitable and tax-exempt organizations in addition to those listed above may also be subject to tax. UBTI includes gross income derived from a business not substantially related to the purpose which forms the basis for the entity's tax-exempt status, less the deductions allowed which are directly connected with the carrying on of the business. UBTI generally excludes dividends, interest and gains from the sale of property and all deductions directly connected with that income unless they are derived from debt-financed property. Our company will be engaged primarily in the business of developing, owning, operating and selling ActivCare at Bressi Ranch and any taxable income from such activities will constitute UBTI regardless of whether the facility is debt-financed.

We anticipate that a portion of the gain from the sale of ActivCare at Bressi Ranch also will be included in the unrelated business taxable income of a tax-exempt entity because we believe ActivCare at Bressi Ranch qualifies as a debt-financed property. Debt-financed property is defined as any property which is held to produce income and with respect to which there is acquisition indebtedness at any time during the taxable year. Acquisition indebtedness is defined as the unpaid amount of (i) indebtedness incurred by the organization in acquiring the property, (ii) indebtedness incurred before the acquisition of the property if the indebtedness would not have been incurred but for the acquisition, and (iii) indebtedness incurred after the acquisition of the property if the indebtedness would not have been incurred but for the acquisition and the incurrence of indebtedness was reasonably foreseeable at the time of the acquisition. A tax-exempt entity will be required to include as UBTI an amount that is equal to its share of the total gross income from the property multiplied by the average acquisition indebtedness associated with the property for the taxable year and divided by the average acquisition indebtedness associated with the property for the taxable year divided by the average adjusted basis for the property for the taxable year. Accordingly, prospective investors that are tax-exempt entities should consult their tax advisors concerning the possible federal, state and local income and other tax consequences resulting from an investment in us.

Notwithstanding the preceding, a charitable remainder trust that recognizes UBTI will be subject to an excise tax equal to 100% of that income. Any tax due should be paid directly from the tax-exempt entity. Payment of the tax by the beneficiary could have other adverse tax consequences.

ALL TAX-EXEMPT ENTITIES ARE URGED TO OBTAIN THE ADVICE OF A QUALIFIED TAX ADVISOR ON THE EFFECT OF AN INVESTMENT IN THE OFFERED UNITS.

**Section 754 Election**

Our manager likely will elect under Section 754 of the Code to adjust the tax basis in all or a portion of our assets in the event of a distribution of property to a holder or in the event of a transfer of an interest in us, including our Offered Units, by sale or exchange or as a result of the death of a holder. We would also be required to reduce the tax basis in our assets in connection with certain redemptions and dispositions of our membership interests. If we make an election under Section 754 of the Code, each of our members would have an initial tax basis in our assets that reflects the fair market value of our assets at the time of the purchase. Because our members are treated as having differing tax bases in our assets, a sale of an asset by us may cause our members to recognize different amounts of gain or loss or may cause some members to recognize a gain and others to recognize a loss. Depending on when a member purchases its membership interest and the fair market value of our assets at that time, the member may recognize gain for U.S. federal income tax purposes from the sale of certain of our assets even though the sale would cause us to recognize a loss for financial accounting purposes. An election under Section 754 of the Code, if made, can be revoked only with the consent of the IRS.

The calculations under Section 754 of the Code are complex. If we make an election under Section 754, to help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain conventions in determining and allocating basis adjustments. It is possible that the IRS will successfully assert that the conventions we intend to use do not satisfy the technical requirements of the Code or Treasury Regulations and, thus, will require different basis adjustments to be made. Such different basis adjustments could adversely affect the manner in which our income, gain, loss, deduction and credit is allocated to certain of our members.

**Tax Returns**

We will file an information return on IRS Form 1065 and will provide information on Schedule K-1 to each member following the close of our tax year. We intend to use reasonable efforts to furnish to you tax information (including IRS Schedule K-1) as promptly as possible after the end of each taxable year, which describes your allocable share of our income, gain, loss, deduction and credit for the preceding taxable year. In preparing this information, we will use various accounting and reporting conventions to determine your allocable share of income, gain, loss, deduction and credit. If we are delayed in providing you with this information, it is possible that, in any taxable year, you will need to apply for extensions of time to file your tax returns. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss. If you are a non-U.S. holder, there can be no assurance that this information will meet your jurisdiction's tax compliance requirements.

It is possible that we may engage in transactions that subject us and, potentially, our members to other information reporting requirements with respect to an investment in us. You may be subject to substantial penalties if you fail to comply with such information reporting requirements. You should consult with your tax advisors regarding such information reporting requirements.

**Nominee Reporting**

Persons who hold our membership interests as nominees for another person are required to furnish to us (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity; (iii) the amount and description of shares held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on shares they acquire, hold or transfer for their own account. The nominee is required to supply the beneficial owner of our membership interests with the information furnished to us.

**Taxable Year**

A partnership is required to have a tax year that is the same tax year as any partner, or group of partners, that owns a majority interest (more than 50%) in the partnership. Our taxable year is currently the calendar year. A partnership also is required to change its tax year every time a group of partners with a different tax year end acquires a majority interest, unless the partnership has been forced to change its tax year during the preceding two year period. In the event the majority interest in us changes to a group of members with a different tax year and we have not been forced to change our tax year during the preceding two year period, we would be required to change our tax year to the tax year of that group of members.

**Treatment of Amounts Withheld**

If we are required to withhold any U.S. tax on distributions made to any member, we will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the member with respect to whom the payment was made and will reduce the amount of cash to which such member would otherwise be entitled.

**Tax Shelter Regulations**

In certain circumstances, a member who disposes of our membership interests resulting in the recognition by such member of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction, or a "reportable transaction," in accordance with regulations governing tax shelters and other potentially tax-motivated transactions, or the "Tax Shelter Regulations." In addition, an investment in us may be considered a "reportable transaction" if, for example, we recognize certain significant losses in the future. You should consult with your tax advisors concerning any possible disclosure obligation under the Tax Shelter Regulations with respect to the disposition of your Offered Units or your allocable share of certain losses incurred by us.

**Backup Withholding**

We will be required in certain circumstances to backup withhold on certain payments paid to noncorporate members who do not furnish us with their correct taxpayer identification number (or, in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

**New Legislation or Administrative or Judicial Action**

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our members will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our Offered Units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. We and our members could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

**State and Local Taxes**

Our members may be subject to various state and local. taxes and tax filing requirements. You are urged to consult your tax advisors with respect to the state and local tax consequences of acquiring, owning and disposing of your Offered Units, including potential state tax filing requirements.

**Audit of Tax Returns**

The IRS could audit our tax information returns. Any audit could result in the audit of a member's tax return. An audit of a member's return could result in adjustments to items related to our company as well as items not related to us.

The Code treats a partnership as a separate entity for purposes of audit, settlement and judicial review. Thus, the IRS may audit and make a single determination of the propriety of a partnership's treatment of partnership tax items at the partnership level. In general, a partnership's tax matters partner represents the partnership and its partners in the event of an audit of the partnership's tax returns. Our manager is our tax matters partner. All partners are nevertheless entitled to participate in an audit and each partner may enter into a settlement agreement on his own behalf with the IRS.

If the IRS proposes any adjustments to the tax returns filed by us or a member, substantial legal and accounting expenses and deficiency interest and penalties may be incurred. We will not bear any expense that may be incurred by a member in connection with the adjustments or audit of the member's returns.

Our manager has the authority to conduct, on our behalf and on behalf of our members, all examinations by tax authorities relating to our company at our expense. A tax controversy could result in substantial legal and accounting expenses being charged to us, even if the outcome is favorable.

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## ERISA CONSIDERATIONS

### General

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

### Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in a partnership will result in the underlying assets of the partnership being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a partnership will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions or ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the partnership (determined by not including the investments of persons with discretionary authority or control over the assets of such partnership, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which our manager is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

*Ineligible Purchasers*

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our manager, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

**ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR MANAGER OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.**

## REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

**No Membership Certificates.** We will not issue membership certificates representing Offered Units purchased in this offering to the Class A Members. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of the aggregate outstanding Offered Units, will be maintained by us as an exhibit to our operating agreement.

**Notification of Closing.** We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the closing of this offering and the release of the proceeds therefrom from escrow either (a) via email within 24-hours of the closing if you have provided us with an email address, which email will be followed by notification via United States mail or (b) via United States mail within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

**Operating Agreement.** Within thirty (30) days of the closing of this offering and the release of its proceeds to us, we will transmit to each purchaser of Offered Units, via United States mail or other carrier, an executed copy of our operating agreement, including the completed exhibit showing the Class A Members, their number of Offered Units owned, and their percentage interest in the Offered Units. We will update such exhibit to our operating agreement to account for any Offered Units transferred or redeemed. A Class A Member may request an updated copy of the Class A Membership exhibit from us at any time.

**Tax Information.** Within 90 days after the end of each fiscal year, which is currently the calendar year, we will send to each Class A Member such tax information as shall be necessary for the preparation of federal income tax returns and state income and other tax returns with regard to the applicable jurisdictions.

## INDEPENDENT AUDITORS

Our financial statements as of August 31, 2011 and for the period from our inception and RAC Bressi's and Bressi Development's financial statements as of December 31, 2010 and for the periods from their respective inceptions and appearing in Part F/S of this offering circular, have been audited by Lavine, Lofgren, Morris and Engelberg, LLP, independent certified public accountants, as set forth in their report thereon in Part F/S. Lavine, Lofgren, Morris and Engelberg has also reviewed the interim financial statements as of June 30, 2011 for RAC Bressi and Bressi Development appearing in Part F/S. Our pro forma financial statements as of June 30, 2011 and set forth in Part F/S showing the effects of our reorganization transactions and the closing of this offering as if they had occurred on June 30, 2011 have not been audited or reviewed by Lavine, Lofgren, Morris and Engelberg or any other independent accountant.

## ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the 1933 Act with respect to the Offered Units. This offering circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. Further, if you would like a copy of any of the documents referred to in this offering circular as exhibits to the Offering Statement and not already included as Appendices to this offering circular, please contact us at:

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
c/o ~~Health Care Group~~ActivCare Living, Inc.
9619 Chesapeake Dr., Ste. 103
San Diego, CA 92123
Telephone: 858-565-4424
Fax: 858-565-1508
Email: JanetK@healthcaregrp.com
Attn: Janet Kruger

# Index to Financial Statements

# ACTIVCARE AT BRESSI RANCH, LLC

## FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

**For the Period from Inception (June 8, 2011) to August 31, 2011**



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

# INDEPENDENT AUDITORS' REPORT

To the Member of
ActivCare at Bressi Ranch, LLC
San Diego, California

We have audited the accompanying balance sheet of ActivCare at Bressi Ranch, LLC (the "Company") as of August 31, 2011 and the related statements of operations and changes in member's equity and cash flows for the period from inception (June 8, 2011) to August 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ActivCare at Bressi Ranch, LLC as of August 31, 2011, and the results of its operations and its cash flows for the period from inception (June 8, 2011) to August 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

# ACTIVCARE AT BRESSI RANCH, LLC

## *Balance Sheet*

**August 31, 2011**

There were no assets or liabilities as of the date above.

# ACTIVCARE AT BRESSI RANCH, LLC

## *Statement of Operations and Changes in Member's Equity*

**For the Period from Inception (June 8, 2011) to August 31, 2011**

There was no activity during this period.

# ACTIVCARE AT BRESSI RANCH, LLC

## *Statement of Cash Flows*

**For the Period from Inception (June 8, 2011) to August 31, 2011**

There was no activity during this period.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

ActivCare at Bressi Ranch, LLC (the "Company") is a California limited liability company formed on June 8, 2011 for the purpose of obtaining all of the financial interest in a residential care facility for the elderly, known as ActivCare at Bressi Ranch, located in Carlsbad, California. The Company intends to file a Regulation A Offering Statement Under the Securities Act of 1933 (the "Offering") for the purpose of raising an estimated $4,365,000, net of estimated offering costs of $635,000. Concurrent with the Offering, the Company intends to acquire all of the membership interests in Bressi Development LLC and all of the limited partnership interests in R.A.C. Bressi, LP. Bressi Development LLC is currently constructing the residential care facility, which it owns, and R.A.C. Bressi, LP intends to operate the facility once construction is complete.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

The initial member and the manager of the Company is Income Property Group. Pursuant to the Offering, the Company expects to have additional members and will redeem Income Property Group as a member at the closing of the Offering. See the Operating Agreement for a description of the allocations and distributions among the members. The shareholders of Income Property Group are also partners/members of R.A.C. Bressi, LP and Bressi Development LLC.

### Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

### Subsequent Events

The Company has evaluated subsequent events through the date of the independent auditors' report, which is the date the financial statements were available to be issued.

# ACTIVCARE AT BRESSI RANCH, LLC

## *Proforma Consolidated Balance Sheet*

**June 30, 2011 (Unaudited)**

**THE PRO FORMA BALANCE SHEET OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.**

**ActivCare at Bressi Ranch, LLC**
**Proforma Consolidated Balance Sheet**
**March 31, 2011 (Unaudited)**

| | ActivCare at Bressi Ranch, LLC | | Bressi Development LLC | R.A.C. Bressi, LP | Consolidated | Proforma Adjustments | | Proforma |
|---|---|---|---|---|---|---|---|---|
| | | (1) | | | | | | |
| **ASSETS** | | | | | | | | |
| Cash | $ - | | $ 20,810 | $ - | $ 20,810 | $ 2,802,000 | | $2,822,810 |
| Related party receivable | - | | 150 | - | 150 | - | | 150 |
| Construction in progress | - | | 4,330,156 | - | 4,330,156 | - | | 4,330,156 |
| Loan origination fees, net | - | | 127,098 | - | 127,098 | - | | 127,098 |
| **Total assets** | $ - | | $ 4,478,214 | $ - | $ 4,478,214 | $ 2,802,000 | | $7,280,214 |
| **LIABILITIES AND MEMBERS'/PARTNERS' EQUITY (DEFICIT)** | | | | | | | | |
| Accounts payable | $ - | | $ 314,933 | $ - | $ 314,933 | $ - | | $ 314,933 |
| Accrued interest | - | | 57,311 | - | 57,311 | - | | 57,311 |
| Related party notes payable | - | | 1,563,000 | - | 1,563,000 | (1,563,000) | (3) | - |
| Note payable | - | | 2,634,100 | - | 2,634,100 | - | | 2,634,100 |
| **Total liabilities** | - | | 4,569,344 | - | 4,569,344 | (1,563,000) | | 3,006,344 |
| Members'/Partners' equity (deficit) | - | | (91,130) | - | (91,130) | 4,365,000 | (2) | 4,273,870 |
| **Total liabilities and members'/partners' equity (deficit)** | $ - | | $ 4,478,214 | $ - | $ 4,478,214 | $ 2,802,000 | | $7,280,214 |

**Note:** This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on March 31, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

**(1)** ActivCare at Bressi Ranch, LLC was formed on June 8, 2011, which is subsequent to the date of this proforma consolidated balance sheet.

**(2)** These are the estimated net proceeds from the Regulation A Offering, net of estimated costs of $635,000.

**(3)** The related party notes payable are expeced to be paid off with the proceeds from the Regulation A Offering.

## ACTIVCARE AT BRESSI RANCH, LLC

## *Proforma Consolidated Balance Sheet*

**June 30, 2011 (Unaudited)**

**THE PRO FORMA BALANCE SHEET OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.**

| | ActivCare at Bressi Ranch, LLC | Bressi Development LLC | R.A.C. Bressi, LP | Consolidated | Proforma Adjustments | | Proforma |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Cash | $ - | $ 71,901 | $ - | $ 71,901 | $ 2,869,477 | | $ 2,941,378 |
| Related party receivable | - | 7,225 | - | 7,225 | - | | 7,225 |
| Construction in progress | - | 5,627,221 | - | 5,627,221 | - | | 5,627,221 |
| Deferred offering costs | - | 67,477 | - | 67,477 | (67,477) | (3) | - |
| Loan origination fees, net | - | 119,766 | - | 119,766 | - | | 119,766 |
| **Total assets** | $ - | $ 5,893,590 | $ - | $ 5,893,590 | $ 2,802,000 | | $ 8,695,590 |
| **LIABILITIES AND MEMBERS'/PARTNERS' EQUITY (DEFICIT)** | | | | | | | |
| Accounts payable | $ - | $ 505,186 | $ - | $ 505,186 | $ - | | $ 505,186 |
| Accrued interest | - | 78,801 | - | 78,801 | - | | 78,801 |
| Related party notes payable | - | 1,563,000 | - | 1,563,000 | (1,563,000) | (2) | - |
| Note payable | - | 3,941,398 | - | 3,941,398 | - | | 3,941,398 |
| **Total liabilities** | - | 6,088,385 | - | 6,088,385 | (1,563,000) | | 4,525,385 |
| Members'/Partners' equity (deficit) | - | (194,795) | - | (194,795) | 4,365,000 | (1) | 4,170,205 |
| **Total liabilities and members'/partners' equity (deficit)** | $ - | $ 5,893,590 | $ - | $ 5,893,590 | $ 2,802,000 | | $ 8,695,590 |

**Note:** This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on June 30, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

**(1)** These are the estimated net proceeds from the Regulation A Offering, net of estimated costs of $635,000.

**(2)** The related party notes payable are expeced to be paid off with the proceeds from the Regulation A Offering.

**(3)** These deferred offering costs are included in the $635,000 estimate in note (1) above.

# ACTIVCARE AT BRESSI RANCH, LLC

## Pro Forma Statement of Operations
## For The Six Months Ended June 30, 2011 (Unaudited)

**THE PRO FORMA STATEMENT OF OPERATIONS OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.**

| | ActivCare at Bressi Ranch, LLC | Bressi Development LLC | R.A.C. Bressi, LP | Consolidated | Proforma Adjustments | Proforma |
|---|---|---|---|---|---|---|
| Expenses: | | | | | | |
| Marketing and advertising | $ - | $ 93,061 | $ - | $ 93,061 | $ - | $ 93,061 |
| General and adminstrative | - | 15,558 | - | 15,558 | - | 15,558 |
| **Net loss** | - | (108,619) | - | (108,619) | - | (108,619) |

**Note:** This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on June 30, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

# BRESSI DEVELOPMENT LLC

## FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

**For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010**



& ENGELBERG, LLP
PUBLIC ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

## Independent Accountants' Review Report

To the Members of
Bressi Development LLC
San Diego, California

We have reviewed the accompanying balance sheet of Bressi Development LLC (the "Company") as of June 30, 2011, and the related statements of operations and changes in members' deficit and cash flows for the six months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011



& ENGELBERG, LLP

PUBLIC ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
BKR International

# INDEPENDENT AUDITORS' REPORT

To the Members of
Bressi Development LLC
San Diego, California

We have audited the accompanying balance sheet of Bressi Development LLC (the "Company") as of December 31, 2010, and the related statements of operations and changes in members' deficit and cash flows for the period from inception (May 5, 2010) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bressi Development LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 5, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

## BRESSI DEVELOPMENT LLC

**Balance Sheets**
**June 30, 2011 (Unaudited) and December 31, 2010**

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 71,901 | $ 2,504 |
| Related party receivable | 7,225 | - |
| Construction in progress | 5,627,221 | 3,159,013 |
| Deferred offering costs | 67,477 | - |
| Loan origination fees, net | 119,766 | 134,431 |
| **Total assets** | $ 5,893,590 | $ 3,295,948 |
| **LIABILITIES AND MEMBERS' DEFICIT** | | |
| Accounts payable | $ 505,186 | $ 119,524 |
| Accrued interest | 78,801 | 43,126 |
| Related party notes payable | 1,563,000 | 1,563,000 |
| Note payable | 3,941,398 | 1,656,474 |
| **Total liabilities** | 6,088,385 | 3,382,124 |
| Members' deficit | (194,795) | (86,176) |
| **Total liabilities and members' deficit** | $ 5,893,590 | $ 3,295,948 |

## BRESSI DEVELOPMENT LLC

**Statements of Operations and Changes in Members' Deficit**
**For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010**

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| Expenses: | | |
| Start-up and organization costs | $ - | $ 86,176 |
| Marketing and advertising | 93,061 | - |
| General and administrative | 15,558 | - |
| **Net loss** | (108,619) | (86,176) |
| Members deficit, beginning of period | (86,176) | - |
| Members deficit, end of period | $ (194,795) | $ (86,176) |

## BRESSI DEVELOPMENT LLC

### Statements of Cash Flows

### For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (108,619) | $ (86,176) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Related party receivable | (7,225) | - |
| Accounts payable | 385,662 | 119,524 |
| Accrued interest | 35,675 | 43,126 |
| **Net cash provided by operating activities** | 305,493 | 76,474 |
| Cash flows from investing activities: | | |
| Payments for construction in progress | (2,453,543) | (1,583,792) |
| **Net cash used in investing activities** | (2,453,543) | (1,583,792) |
| Cash flows from financing activities: | | |
| Proceeds from issuance of note payable | 2,284,924 | 1,656,474 |
| Payment of loan fees | - | (146,652) |
| Payment of deferred offering costs | (67,477) | - |
| **Net cash provided by financing activities** | 2,217,447 | 1,509,822 |
| Net increase in cash | 69,397 | 2,504 |
| Cash, beginning of period | 2,504 | - |
| Cash, end of period | $ 71,901 | $ 2,504 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ 80,517 | $ 13,765 |
| Cash paid for income taxes | $ 1,600 | $ - |
| Noncash investing and financing activity: | | |
| Land acquired through issuance of related party notes payable | $ - | $ 1,563,000 |

### NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

#### Organization and Nature of Business

Bressi Development LLC (the "Company") is a California limited liability company formed on May 5, 2010 for the purposes of acquiring, developing, constructing, and maintaining property located in Carlsbad, California for a residential care facility for the elderly.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

#### Distributions and Allocations

The Operating Agreement (the "Agreement"), as amended, defines the allocation of income, losses, and distributions among the members:

As to income, subject to certain exceptions as defined in the Agreement:

- First, to the members, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the members, so that the income of each member at the end of the taxable year is equal to the amount such member is entitled to receive under the Agreement.

As to losses:

- First, to the members, in proportion to the cumulative net income previously allocated;
- Second, to the members, in accordance with their respective positive capital account balance until all the positive capital account balances have been reduced to zero;
- Thereafter, to the members, in accordance with their respective percentage interests.

As to distributions of cash available from operations (made at discretion of managers):

- 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

As to distribution of net proceeds from a capital transaction:

- First, to the members, in proportion to their respective capital contributions, less any amounts so distributed to them previously;
- Thereafter, 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

Pursuant to the construction note payable (Note 3), any distributions to the members requires the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the members relating to the activities of the Company, provided that after giving effect to such distributions, the Company has a debt to service coverage ratio of no less than 1.25 to 1.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash

The Company maintains its cash account with a financial institution with its funds insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC insured limits at times. The Company has not experienced any losses in such amounts, and believes it is not exposed to any significant credit risk related to cash.

### Construction in Progress

The Company follows authoritative guidance issued by the Financial Accounting Standards Board which establishes whether costs associated with acquiring, developing, constructing, selling, and renting real estate projects should be capitalized. Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. As of June 30, 2011 (unaudited) and December 31, 2010, no provision for depreciation has been made as the related assets are not yet completed and placed in service.

### Capitalized Interest

The Company capitalizes interest cost on borrowings incurred during the construction period and includes such amounts in construction in progress. As of June 30, 2011 and December 31, 2010, the Company has capitalized interest in the amount of $199,969 (unaudited) and $69,112, respectively, including amortization of loan origination fees.

### Loan Origination Fees

Costs associated with the origination of loans are capitalized and amortized over the term of the related loan. During the construction period, the amortization of loan origination fees are added to construction in progress. Loan origination fees are presented net of accumulated amortization in the amount of $26,886 (unaudited) and $12,221 as of June 30, 2011 and December 31, 2010, respectively. As of December 31, 2010, the Company expects to incur loan fee amortization of approximately $29,000 per year from 2011 to 2014 and $19,000 in 2015.

### Deferred Offering Costs

The Company defers costs directly associated with its offering of securities and will charge these costs against the gross proceeds of the offering upon completion. As of June 30, 2011, the Company has deferred offering costs of $67,477 (unaudited).

### Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Accordingly, no provision or benefit related to income taxes related to the operations of the Company is included in the accompanying financial statements. The income and expense of the Company are allocated to individual members who are then taxed based on their own individual tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Subsequent Events

The Company has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

## NOTE 2. CONSTRUCTION IN PROGRESS

Construction in progress consisted of the following as of:

| | June 30, 2011 (Unaudited) | December 31, 2010 (Audited) |
|---|---|---|
| Land and site preparation | $ 1,563,000 | $ 1,563,000 |
| Development and other costs | 4,064,221 | 1,596,013 |
| | $ 5,627,221 | $ 3,159,013 |

The estimated cost to complete the facility is approximately $3.6 million (unaudited) as of June 30, 2011, including furniture, fixtures, and equipment.

## NOTE 3. CONSTRUCTION NOTE PAYABLE

On August 1, 2010, the Company entered into a non-revolving construction loan for up to $8,000,000 with Mutual of Omaha Bank to finance the construction and operation of the residential care facility. The loan is secured by the deed of trust for the property and is guaranteed by certain members of the Company as well as two related party entities. In addition, the Company has assigned all leases, rents, lease guaranties, and bankruptcy claims to Mutual of Omaha Bank.

The loan bears interest at the rate that is the greater of 5.25% or *The Wall Street Journal* Prime Rate (the "Prime Rate") plus 2.25% for the period beginning August 1, 2010 through the earlier of 24 months or the date on which the Company and R.A.C. Bressi, LP ("R.A.C."), a related party, first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date, interest shall accrue at the rate that is the greater of 5.75% or the 3-year treasury rate plus 4%. As of June 30, 2011 (unaudited) and December 31, 2010, the loan accrues interest at 5.5%. Interest only payments are due monthly commencing on the date of the note through the Conversion Date. Beginning in the month following the Conversion Date, principal and interest shall be payable in equal monthly installments based on a 25 year amortization schedule with a final payment of all remaining unpaid principal and interest due on August 1, 2015, subject to the Company's option to extend the term of the loan for an additional 3-year period.

Beginning on a date no later than 12 months following the Conversion Date, the loan requires compliance with certain financial covenants, including a minimum profit level and maintenance of a debt service coverage ratio.

## NOTE 3. CONSTRUCTION NOTE PAYABLE (Continued)

Interest in the amount of $7,307 is included in accrued interest as of December 31, 2010. There was no accrued interest on the construction note payable as of June 30, 2011 (unaudited).

## NOTE 4. RELATED PARTY TRANSACTIONS/AGREEMENTS

### Notes Payable

On August 1, 2010, the Company acquired property to be used for development of a residential care facility from Bressi Holding, LLC ("Holding"), a member of the Company, through a promissory note in the amount of $1,563,000, of which $821,000 is due to Holding and $742,000 is due to HCG Lending, LLC ("HCG Lending"), also a member of the Company. On August 24, 2010, HCG Lending assigned $200,000 of its interest in the promissory note to the managing members of the Company in exchange for $200,000.

The note is secured by the property (subordinate to the bank – see Note 3) and accrues interest at the greater of 5.25% or the Prime Rate plus 2.25% for the period beginning August 1, 2010 through the Conversion Date. For the period from the Conversion Date to the maturity date, which is the earlier of (i) August 1, 2015, subject to the option to extend, (ii) the sale or transfer of the property, or (iii) the repayment of the bank construction loan, interest shall accrue at the greater of 5.75% or the 3-year treasury rate plus 4%. As of June 30, 2011 (unaudited) and December 31, 2010, the note accrues interest at 5.5%. Interest-only payments are due monthly beginning in the month following the Conversion Date. All principal and accrued interest shall be payable on the maturity date.

Interest in the amount of $78,801 (unaudited) and $35,819 is accrued as of June 30, 2011 and December 31, 2010, respectively.

### Lease Agreement

On August 1, 2010, the Company entered into a lease agreement with R.A.C., the prospective tenant, where the Company will lease the residential care facility to R.A.C. for a period of 25 years. No rent will be collected for the period from August 1, 2010 through the Conversion Date. Commencing on the Conversion Date through August 1, 2015, rent shall be an amount equal to the contractual debt service on the construction note payable. Thereafter, the Company and R.A.C. will renegotiate the rent amount for the remaining term of the lease agreement.

### Service Agreement

On August 1, 2010, the Company entered into a service agreement with Health Care Group ("HCG") whereby HCG will provide development services in connection with the Company's construction and development of the residential care facility for the elderly. The term of the service agreement commenced on August 1, 2010 and will terminate upon completion of construction, to be evidenced by the Company's receipt of a certificate of occupancy from the City of Carlsbad, California. Total fees to HCG will be $260,000. As of June 30, 2011 and December 31, 2010, included in construction in progress are fees paid to HCG in the amount of $200,000 (unaudited) and $80,000, respectively.

## NOTE 4. RELATED PARTY TRANSACTIONS/AGREEMENTS (Continued)

### Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guaranties made by HCG in connection with the construction note payable discussed in Note 3, upon the sale to a third party of the residential care facility, the Company, and/or R.A.C., agree to pay compensation to HCG in an amount to be agreed upon between the Company and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Company, and/or R.A.C., shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Company to HCG.

# R.A.C. BRESSI, LP

## FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

**For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010**



**LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP** | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have reviewed the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of June 30, 2011, and the related statements of operations and changes in partners' capital and cash flows for the six months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

## INDEPENDENT AUDITORS' REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have audited the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of December 31, 2010, and the related statements of operations and changes in partners' capital and cash flows for the period from inception (May 25, 2010) to December 31, 2010. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.A.C. Bressi, LP as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 25, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

# R.A.C. BRESSI, LP

## Balance Sheets

**June 30, 2011 (Unaudited) and December 31, 2010**

There were no assets or liabilities as of the dates above.

See independent accountants' review report, independent auditors' report, and accompanying notes to financial statements.

# R.A.C. BRESSI, LP

## Statements of Operations and Changes in Partners' Capital
## For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

# R.A.C. BRESSI, LP

## Statements of Cash Flows
## For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

## NOTE 5. NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

R.A.C. Bressi, LP (the "Partnership" or "R.A.C.") is a California limited partnership formed on May 25, 2010 with Income Property Group, a California Corporation, as its general partner. The Partnership was formed to operate a Carlsbad, California residential care facility for the elderly. As of June 30, 2011, the Partnership has had no activity as the residential care facility is still under construction. The assets of the residential care facility are owned by Bressi Development LLC ("Development"), a related party.

The term of the Partnership shall end December 31, 2040, unless sooner dissolved, as permitted in the Partnership Agreement (the "Agreement").

To the extent permitted by the California Corporations Code, the limited partners are not personally liable for the Partnership's liabilities.

### Contributions, Distributions, and Allocations

The Agreement, as amended, defines the allocation of income, losses, and distributions among the general and limited partners as follows:

As to net income:

- First, to the partners, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the partners, so that the income of each partner at the end of the taxable year is equal to the amount such partner is entitled to receive under the Agreement.

As to losses:

- First, to the partners, in proportion to the cumulative net income previously allocated;
- Second, to the partners, in accordance with their respective positive capital account balances until all the positive capital account balances have been reduced to zero;
- Thereafter, to the partners, in accordance with their percentage interests.

As to distributions of cash from operations (at the discretion of the general partner):

- First, to the Class A limited partners in proportion to their respective percentage interests up to $250,000 for the fiscal year;
- Second, to the Class B limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Third, to the Class C limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

As to distributions of net proceeds from a capital transaction:

- First, to the partners, in proportion to their respective capital contributions, less any amounts so distributed to them previously;
- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

Additionally, pursuant to the Agreement, one of the limited partners is obligated to contribute up to $1,175,000 to the capital accounts of the Partnership at times and amounts as determined by the general partner.

Pursuant to the Partnership's guarantee of Development's bank loan (Note 2), any distributions to the partners require the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the partners relating to the activities of the Partnership, provided that after giving effect to such distributions, the Partnership has a debt to service coverage ratio of no less than 1.25 to 1.

### Income Taxes

The Partnership is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any partnership income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Partnership are subject to examination by federal and state taxing authorities. If such examination results in a change in the Partnership's income tax status, a provision for income taxes may need to be recorded.

### Subsequent Events

The Partnership has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

## NOTE 6. RELATED PARTY AGREEMENTS

### Management Agreement

The Partnership entered into a management agreement to be effective October 1, 2011 with Health Care Group ("HCG"), a related party. HCG will manage and operate the residential care facility, when completed, on behalf of the Partnership. A management fee of the greater of 5% of the Partnership's gross revenue from operations or $18,000 will be paid to HCG on a monthly basis. The initial term of the agreement is 10 years and shall be extended for successive one year terms, unless terminated by either party.

## NOTE 2. RELATED PARTY AGREEMENTS (Continued)

### Lease Agreement

On August 1, 2010, the Partnership entered into an agreement with Development, the lessor, whereby R.A.C. will lease the residential care facility from Development for a period of 25 years. No rent will be due for the period from August 1, 2010 through the earlier of 24 months or the date that Development and R.A.C. first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date through August 1, 2015, rent shall be in an amount equal to the contractual debt service on the construction note payable held by Development. Thereafter, Development and R.A.C. will renegotiate the rent payable for the remaining term of the lease agreement.

### Guaranty of Loan

The Partnership has guaranteed full payment of the construction note payable held by Development to the lender in the event of default by Development. As of June 30, 2011, the total amount outstanding on the loan is $3,941,398; the maximum borrowing allowed pursuant to the construction loan is $8,000,000.

### Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guaranties made by HCG in connection with the construction note payable held by Development, upon the sale to a third party of the residential care facility, the Partnership, and/or Development, agree to pay compensation to HCG in an amount to be agreed upon between the Partnership and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Partnership, and/or Development, shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Partnership to HCG.

# APPENDICES

**All Appendices other than Appendix C, the form of Purchaser Questionnaire and Subscription Agreement, are contained on the CD-Rom Disk enclosed with this offering circular.**

**Appendix C is set forth below.**

# APPENDIX C

# PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

## PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

**Class A Units of Membership Interest**
**In**
**ActivCare at Bressi Ranch, LLC**

Please read carefully the Offering Circular (the "Circular") for the sale of Class A Units of Membership Interests (the "Offered Units") in ActivCare at Bressi Ranch, LLC (the "Company") dated ______________, December 6, and all exhibits and supplements thereto, before deciding to invest.

AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU SHOULD EXAMINE THE SUITABILITY OF THIS TYPE OF INVESTMENT IN THE CONTEXT OF YOUR OWN NEEDS, INVESTMENT OBJECTIVES AND FINANCIAL CAPABILITIES, AND YOU SHOULD MAKE YOUR OWN INDEPENDENT INVESTIGATION AND DECISION AS TO SUITABILITY AND AS TO THE RISK AND POTENTIAL GAIN INVOLVED. ALSO, AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU ARE ENCOURAGED TO CONSULT WITH YOUR ATTORNEY, ACCOUNTANT, FINANCIAL CONSULTANT OR OTHER BUSINESS OR TAX ADVISOR REGARDING THE RISKS AND MERITS OF THE PROPOSED INVESTMENT.

This offering is limited to investors who certify that they meet all of the suitability requirements set forth in the Circular for the purchase of the Offered Units.

If you meet these qualifications and desire to purchase Offered Units, please complete, sign and deliver this Purchaser Questionnaire and Subscription Agreement ("Subscription Agreement") to Courtlandt Securities Corporation ("Courtlandt") at the address set forth below, and deliver your check, payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," in the amount of the purchase price for your Offered Units to Courtlandt at the address below. You may also submit your purchase price to Comerica Bank via wire transfer pursuant to the wiring instructions set forth below. If you submit your purchase price via wire transfer, please attach a copy of the completed wire instructions regarding your transfer to this Subscription Agreement.

**Courtlandt Securities Corporation**
Courtlandt Securities Corporation
3991 MacArthur Blvd.,
Suite 320
Newport Beach, California
92660
Attention: Andrew Litwin
Telephone: (800) 994-7094 x224
Facsimile: (949) 251-6911

**Wiring Instructions**

COMERICA BANK
Two Embarcadero Center, Suite 300
San Francisco, CA 94111
Attention: Special Corporate Financial Services, Br #80947
Account Name: Comerica Bank
Account No: 1893190957
Special Instructions: Escrow No. 49508-0339SUB/ActivCare

For International Wires Only: SWIFT Bank Identification Code: MNBD US 33

The Company will cause Courtlandt to transmit checks received in accordance with the foregoing instructions to the Escrow Agent pursuant to the following procedures:

(i) Where, pursuant to Courtlandt's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by Courtlandt to the Escrow Agent for deposit with the Escrow Agent.

(ii) Where, pursuant to a Courtlandt's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by 5:00 pm of the next business day following receipt by Courtlandt to the office of Courtlandt conducting such final internal supervisory review (the "**Final Review Office**"). The Final Review Office will in turn transmit by noon of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Agent for deposit directly with the Escrow Agent.

Upon receipt of the signed Subscription Agreement, verification of your investment qualifications, and acceptance by the Company, the Company will notify you of receipt and acceptance of your subscription. Until subscriptions for the entire offering amount of $5,000,000 are received, all subscription proceeds for Offered Units will be held in an escrow account as described in the Circular. The Company reserves the right, in its sole discretion, to accept or reject your subscription, in whole or in part, for any reason whatsoever. Any subscription application not accepted within 30 days of receipt shall be deemed rejected. If your subscription is rejected in whole, your subscription payment will be returned to you in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. If we accept only a portion of your subscription, we will return the balance of your subscription payment with any interest accrued thereon. Any questions about subscriptions should be directed to Andrew Litwin at the contact information shown above.

**Important Note: The person or entity actually making the decision to invest in the Offered Units should complete and execute this Subscription Agreement.**

**PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT**

**Class A Units of Membership Interest**
**In**
**ActivCare at Bressi Ranch, LLC**

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), for a purchase price of $1,000.00 per Offered Unit ($20,000 (20 Offered Units) minimum purchase), for a total purchase price of $_____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated _____________, December6, 2011, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either (i) transmitting a check for my Subscription Price payable to the order of "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," to Courtlandt Securities Corporation, who will forward the check to the Comerica Bank, as escrow agent for the Company in accordance with the procedures set forth above, or (ii) making a wire transfer (pursuant to the instructions set forth above) in the amount of my Subscription Price and attaching my completed wiring instructions for my transfer to this Subscription Agreement. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is:______________________________ .

2. My date of birth is:________________________________ (Individuals only).

3. FOR INDIVIDUALS NOT RESIDING IN CALIFORNIA, OR ENTITIES NOT WITH THEIR PRIMARY PLACE OF BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

______ I have a net worth (excluding the value of my home, furnishings and automobiles) of at least $250,000; or

______ I have a gross annual income of at least $70,000 and a net worth of at least $70,000.

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. IN ADDITION, SOLELY FOR RESIDENTS OF MICHIGAN, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN MICHIGAN:

______ I have a net worth of at least ten (10) times the purchase price of the Offered Units subscribed for hereby.

5. FOR RESIDENTS OF CALIFORNIA, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

I am a "qualified purchaser" as that term is defined in Section 25102(n) of the California Corporations Code by reason of being at least one of the following:

______ The trustee of the Company, a general partner of the Company, or any officer or director of the general partner of the Company.

______ A person occupying a position with the Company, or with the general partner of the Company, with duties and authority substantially similar to those of an executive officer of a corporation.

______ One of the following:

(1) A relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) A trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests);

(3) A corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

______ An individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

______ A person purchasing $150,000 or more of the Offered Units, provided such person meets either one of the following (please circle (1) or (2) below, or both as applicable, if initialing this criterion):

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

______ A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

______ A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission under the Securities Act of 1933.

______ An entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the California Corporations Code.

______ A (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

______ A pension or profit-sharing trust of the Company, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

______ An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements

______ A natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles. Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

6. Please initial next to the appropriate statement.

_______ The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

_______ The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

7. Under penalties of perjury, I certify:

(a) that the number shown on this form is my correct taxpayer identification number/social security number, and

(b) that I am not subject to backup withholding because (initial one):

_______ I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends; or

_______ The Internal Revenue Service has notified me that I am no longer subject to backup withholding.

8. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever. In the event this subscription is rejected in whole by the Company, the funds transmitted herewith shall be returned to the undersigned in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. In the event the Company accepts only a portion of this subscription, the funds not accepted will be returned to the undersigned with any interest accrued thereon.

9. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I have adequate means of providing for my financial requirements, both current and anticipated, and have no need for liquidity in this investment. I can bear and am willing to accept the economic risk of losing my entire investment in the Offered Units.

10. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement. I hereby agree to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Subscription Agreement, including any information about changes concerning my net worth and financial position.

11. I am purchasing the Offered Units for my own account and for investment purposes only and have no present intention, understanding or arrangement for the distribution, transfer, assignment, resale or subdivision of the Offered Units. I understand that, due to the lack of any resale market existing or anticipated to exist for the Offered Units, my investment in the Company may be illiquid and may have to be held indefinitely

12. I have reviewed the Articles of Organization and the Amended and Restated Operating Agreement of ActivCare at Bressi Ranch, LLC attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted and the Offered Units are issued to me, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the Company's Operating Agreement.

15. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of California without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

16. I hereby covenant and agree that any dispute, claim or controversy arising out of or related to this Subscription Agreement, the breach hereof, the termination, enforcement, interpretation or validity hereof, or an investment in the Offered Units shall be settled by arbitration in San Diego, California, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. I hereby submit to the *in personam* jurisdiction of such tribunal and waive any objection that such forum is inconvenient or otherwise improper. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or, if there was no mediation, shall be a person agreed to by each party to the dispute within 30 days following notice by one party that he desires that a matter be arbitrated. If there was no mediation and the parties are unable within such 30-day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the San Diego, California office of the American Arbitration Association which arbitrator shall be experienced in the area of real estate and knowledgeable with respect to the subject matter area of the dispute. The non-prevailing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys' fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party. The arbitration panel shall render a decision within 30 days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within 30 days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery.

BY EXECUTING THIS SUBSCRIPTION AGREEMENT YOU ARE AGREEING TO HAVE CERTAIN DISPUTES DECIDED BY NEUTRAL ARBITRATION, AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE SUCH DISPUTES LITIGATED IN A COURT OR JURY TRIAL. BY EXECUTING THIS AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

17. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have

furnished to any of the foregoing in connection with this transaction. This indemnification includes, but is not limited to, any damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred by the Company, its affiliates or any of their directors, partners, members, managers, shareholders, officers, employees, affiliates or advisors, defending against any alleged violation of federal or state securities laws which is based upon or related to any untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished in connection with this transaction.

18. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or an interest herein, and any purported transfer shall be void; (b) except as specifically described herein, I am not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement will be binding on my heirs, successors and personal representatives; provided, however, that if the Company rejects this Subscription Agreement, this Subscription Agreement shall be automatically canceled, terminated and revoked; (c) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (d) within two days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (e) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

19. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

20. I (we) wish to own my (our) Offered Units as follows (initial one).

(a) _______ Separate or individual property. (In community property states, if the Purchaser is married, his (her) spouse must submit written consent if community funds will be used to purchase the Offered Units.)

(b) _______ Husband and Wife as community property. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(c) _______ Husband and Wife as community property with right of survivorship. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(d) _______ Joint Tenants with right of survivorship. (Both parties must sign all required documents unless advised by their attorney that one signature is sufficient.)

(e) _______ Tenants in Common. (All parties must sign all required documents.)

(f) _______ Trust. (Attach copy of trust instrument and include name of trust, name of trustee, and date trust was formed.)

(g) _______ Corporation, Partnership or Limited Liability Company. (Attach copy of certificate of organization or certificate of limited partnership, if any, and partnership agreement or operating agreement and include evidence of authority for person who executes required documents.)

(h) Other (indicate):

______________________________________________

*(SPECIAL INSTRUCTIONS: In all cases, the person/entity making the investment decision to purchase the Offered Units must complete and sign this Subscription Agreement. Investors must list their principal place of residence rather than their office or other address on the signature page so that the Company can confirm compliance with appropriate securities laws. If you wish correspondence sent to some address other than your principal residence, please provide a mailing address in the blank provided below.)*

REGISTRATION INFORMATION

Please print the exact title (registration) you desire on the account, in the case of a corporation, trust or other entity, you should use the full name of such entity:

________________________________________

________________________________________

________________________________________

Mailing address:

________________________________________

________________________________________

E-mail address: ________________________________

| | | |
|---|---|---|
| Entity (if applicable) | Federal Employer ID Number | State of Formation |
| Individuals (if applicable) | Social Security Number | State of Legal Residence |
| Joint Owner (if applicable) | Social Security Number of Joint Owner | State of Legal Residence |

| | |
|---|---|
| DISTRIBUTIONS | Distribution Address: Please indicate to whom distributions should be sent, if not to the address set forth above. **If you desire your distributions made via direct deposit, please complete the attached Authorization Agreement for Direct Deposit (ACH Credits).** |

Name: ____________________________________________

Address:___________________________________________

___________________________________________

| | |
|---|---|
| RETURN OF CAPITAL DISTRIBUTIONS | Do you want return of capital distributions sent to the person(s) or entity listed above under Registration Information__________ or Distributions/Dividends__________ ? (Initial one) |
| INVESTOR INFORMATION | Please send all Investor correspondence to the following: |

Name: ____________________________________________

Address:___________________________________________

___________________________________________

Work: (    ) ______________ Home: (    ) ______________

Fax: (    ) ______________ Cell: (    ) ______________

Primary State of Residence:_________________________________

Federal Tax ID Number/Social Security Number.____________________

E-Mail Address:_____________________________________

| | |
|---|---|
| EXECUTION | THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE. |

Executed this ___ day of____________ 20 ___.

X __ ________________________________________

Signature (Investor, or authorized signatory)

Title:_______________________________________

X __ ________________________________________

Signature (Investor, or authorized signatory)

Title:_______________________________________

SUBSCRIPTION ACCEPTED

ACTIVCARE AT BRESSI RANCH, LLC
a California limited liability company

By: Income Property Group,
a California corporation
Its: Manager

By: ______________________________
Its: ______________________________

Dated: ______________________

## BROKER/DEALER REPRESENTATIONS AND WARRANTIES

Standards of suitability have been established by ActivCare at Bressi Ranch, LLC and fully disclosed in the section of the Circular entitled "WHO MAY INVEST." Prior to recommending purchase of the Offered Units, we have reasonable grounds to believe, on the basis of information supplied by the investor concerning his or her investment objectives, other investments, financial situation and needs, and other pertinent information that: (i) the investor meets the suitability standards established by the Circular for the investor's state of residence; (ii) the investor resides in a state where the Offering has been registered or is exempt from registration; (iii) the investor has a net worth and income sufficient to sustain the risks inherent in the Offered Units, including loss of the entire investment and lack of liquidity; and (iv) the Offered Units are otherwise a suitable investment for the investor. We will maintain in our files documents disclosing the basis upon which the suitability of this investor was determined.

We verify that the above subscription either does not involve a discretionary account or, if so, that we have made the investor aware, prior to subscribing for the Offered Units, of the risks entailed in investing in the Offered Units.

Broker/Dealer Firm Name:________________________________________________________________

Registered Representative:________________________________________________________________

(Please Print)

________________________________________________________________________________

Registered Representative's BRANCH ADDRESS, City, State, Zip

Branch Phone Number: ( ______)____________________________

E-mail address: ____________________________________________

I hereby certify that I am registered in___________________ , the state of sale.

____________________________________________

Signature of Registered Representative

AUTHORIZATION AGREEMENT FOR DIRECT DEPOSIT (ACH CREDITS)

Individual/Trust/Entity Name:________________________________________
Individual/Trust/Entity Tax ID Number:____________________________________

I (we) hereby authorize ActivCare at Bressi Ranch, LLC, or its designee, hereinafter called the Company, to initiate credit entries to my ~ Checking Account/ ~ Savings Account/ ~ IRA Account (select one) at the depository financial institution named below, hereinafter called DEPOSITORY and to credit my (our) distributions to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law.

Depository
Name: ______________________________ Branch:______________________________

City:______________________________ State:______________ Zip:_________

Routing
Number:__________________________________ Account
Number:______________________________

This authorization is to remain in full force and effect until the Company has received written notification from me (or either of us) of its termination in such time and in such manner as to afford the Company and DEPOSITORY a reasonable opportunity to act on it.

Name:______________________________ Tax ID Number/
Social Security Number:____________________

Signature:______________________________ Date:______________, 20____

Joint Owner (if applicable):

Name:______________________________ Tax ID Number/
Social Security Number:____________________

Signature:______________________________ Date:______________, 20____

**If you are authorizing a direct ACH credit, please attach a voided check for the account listed above.**

## PART III – EXHIBITS

## EXHIBIT INDEX

| Exhibit Number | Exhibit Description |
|---|---|
| (1) | Managing Broker-Dealer Agreement by and between Courtlandt Securities Corporation and us.** |
| (2)(a) | Articles of Organization of the issuer.** |
| 2(b) | Amended and Restated Operating Agreement of the issuer~~.~~.** |
| (4) | Form of Purchaser Questionnaire and Subscription Agreement.* |
| (6)(a) | Management Agreement by and between R.A.C. Bressi, LP and ActivCare Living, Inc. (f/k/a Health Care Group~~.**~~).** |
| 6(b) | Agreement between Bressi Development LLC and Bycor General Contractors, Inc.** |
| 6(c)(i) | Loan Agreement (Non-Revolving Construction Loan Converting to Mini-Perm Loan) by and between Bressi Development LLC and Mutual of Omaha Bank.** |
| 6(c)(ii) | Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank.** |
| 6(d) | Lease by and between Bressi Development LLC and R.A.C. Bressi, LP.** |
| 6(e) | Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC.** |
| 6(f) | Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP.** |
| 6(g)(i) | Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group~~,~~), and us.** |
| 6(g)(ii) | First Amendment to Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, Income Property Group, ActivCare Living, Inc. (f/k/a Health Care Group~~,~~), and us~~.~~.** |
| 6(h) | Amended and Restated Unsecured Promissory Note made by R.A.C. Bressi, LP in favor of William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended~~.~~.** |
| 6(i) | Funding Agreement by and between R.A.C. Bressi, LP, William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel Kevin Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended~~.~~.** |
| (9) | Amended and Restated Escrow Agreement by and between Comerica Bank and us~~.~~.** |
| (10)(a) | Consent of Lavine, Lofgren, Morris and Engelberg LLP. |

| | |
|---|---|
| (10)(b) | Consent of Courtlandt Securities Corporation as underwriter.** |
| (10)(c) | Consent of Valuation and Information Group.** |
| (11) | Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units..** |
| (12) | Sales Materials.**. |
| (15)(a) | Opinion of Kaplan & Frank, PLC regarding certain tax matters..** |
| 15(b) | Market Study of a Proposed Assisted Living Facility at the Southeast Corner of TownGarden Road and Cottage Drive, dated July 10, 2009.** |
| 15(c) | Appraisal of a Proposed Memory Care Facility at 6255 Nygaard St., Carlsbad, CA, dated February 8, 2010.** |

* Set forth in the offering circular as Appendix C
** Previously Filed

SIGNATURES

The issuer has duly caused this Amendment No. 45 to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California.

ActivCare at Bressi Ranch, LLC,
a California limited liability company

By: Income Property Group,
a California corporation
Its: Manager

By: ______________________________
Name: W. Major Chance
Its: Chief Executive Officer

**A MAJORITY OF THE DIRECTORS OF INCOME PROPERTY GROUP, SOLE MANAGER OF THE ISSUER**

______________________________
W. Major Chance

______________________________
D. Kevin Moriarty

______________________________
~~B. Renee Barnard~~
Todd A. Shetter

Exhibit (1)

(Previously Filed)

Exhibit (2)(a)

(Previously Filed)

Exhibit (2)(b)

(~~See Attached~~Previously Filed)

{00065491.1 }

# Exhibit (4)

Set forth in the offering circular as Appendix C

Exhibit (6)(a)

(Previously Filed)

Exhibit (6)(b)

(Previously Filed)

Exhibit (6)(c)(i)

(Previously Filed)

Exhibit (6)(c)(ii)

(Previously Filed)

Exhibit (6)(d)

(Previously Filed)

Exhibit (6)(e)

(Previously Filed)

Exhibit (6)(f)

(Previously Filed)

Exhibit (6)(g)(i)

(Previously Filed)

Exhibit 6(g)(ii)

(~~See Attached)~~Previously Filed)

Exhibit 6(h)

(~~See Attached~~Previously Filed)

Exhibit 6(i)

(~~See Attached~~Previously Filed)

Exhibit (9)

(~~See Attached~~Previously Filed)

Exhibit (10)(a)

(See Attached)

Exhibit (10)(b)

(Previously Filed)

Exhibit (10)(c)

(Previously Filed)

Exhibit (11)

(~~See Attached~~Previously Filed)

Exhibit (12)

~~(Previously filed)~~

In accordance with the changes to the offering structure set forth in this and prior amendments to our Offering Statement on Form 1-A, we have revised the sales material to be used in the offering. The revised sales material, consisting of a (i) printed advertisement in accordance with Rule 251(d)(1)(ii)(C) of Regulation A and Section 25102(n)(5) of the California Corporations Code, (ii) 10-page marketing brochure and (iii) 4-page marketing brochure (which is a short form of the 10-page brochure), is attached below.

Exhibit 15(a)

(~~See Attached~~Previously Filed)

Exhibit 15(b)

(Previously Filed)

Exhibit 15(c)

(Previously Filed)